EXHIBIT (c)(vi)

Queensland Government State Budget Papers for 2007-08

Queensland

Government

STATE BUDGET

2007-08

BUDGET STRATEGY AND

OUTLOOK

Budget Paper No. 2

TABLE OF CONTENTS

1.	Budget Strategy, Performance and Outlook	1

	Summary of Key Financial Aggregates	1
	Budget Outcomes 2006-07	2
	Budget 2007-08 and Outyear Projections	6
	Reconciliation of Operating Balance	8
	Fiscal Strategy	8
	Indicators of Fiscal Condition	13

2.	Economic Performance and Outlook	14

	Introduction	14
	External Environment	15
	The Queensland Economy	17

3.	Economic Strategy	30

	Economic and Productivity Growth	30
	Framework for Economic and Productivity Growth	33
	Responsible Economic and Fiscal Management	34
	Microeconomic Reform	35
	Infrastructure Investment	41
	Skills and Innovation	45

4.	Budget Priorities and Initiatives	49

	Introduction	49
	Improving Health Care and Strengthening Services to the Community	51
	Growing a Diverse Economy and Creating Jobs	60
	Realising the Smart State Through Education, Skills and Innovation	62
	Managing Urban Growth and Building Queensland’s Regions	65
	Protecting Our Children and Enhancing Community Safety	71
	Protecting the Environment for a Sustainable Future	76

5.	Revenue	83

	Introduction	83
	Revenue by Operating Statement Category	85
	Taxation Revenue	86
	Queensland’s Competitive Tax Status	96
	Grants and Subsidies	99
	Sales of Goods and Services	103
	Interest Income	105
	Other Revenue	106

6.	Expenses	110

	Introduction	110
	Expenses by Operating Statement Category	111
	Details of Expenses	113
	Operating Expenses by Purpose	116
	Departmental Expenses	120

7.	Balance Sheet and Cash Flows	124

	Introduction	124
	Balance Sheet	124
	Cash Flows	132
	Reconciliation of Operating Cash Flows to the Operating Statement	139

8.	Intergovernmental Financial Relations	140

	Commonwealth-State Financial Arrangements	141
	Distribution of GST Funds	146
	Impact of the Intergovernmental Agreement	151
	Specific Purpose Payments	153
	State-Local Government Financial Relations	153
	Australian Loan Council	155

9.	Government Finance Statistics	157

	Introduction	157
	General Government Sector	157
	Public Non-Financial Corporations Sector	157
	Uniform Presentation Framework Financial Information	160
	Reconciliation of GFS Net Operating Balance to Accounting Surplus	170
	General Government Time Series	171
	Other General Government GFS Data	172
	Background and Interpretation of Government Finance Statistics	176
	Sector Classification	177
	Reporting Entities	178

	Appendix A – Tax Expenditure Statement	181

	Appendix B – Concessions Statement	188

	Appendix C – Statement of Risks and Sensitivity Analysis	194

1.	BUDGET STRATEGY, PERFORMANCE AND OUTLOOK

FEATURES

•	In 2006-07, the General Government sector is forecast to have a net operating surplus of $2.393 billion and a cash surplus of $1.722 billion.

•	The 2007-08 budgeted operating surplus for the General Government sector is $268 million and a cash deficit of $892 million.

•

The State’s capital program is an estimated $14.029 billion, a 15.6% increase on 2006-07 estimated outlays. The capital outlays of Government-owned corporations constitute approximately 51% of total outlays in 2007-08. The 2006-07 estimated capital outlays are 19.7% higher than budgeted, primarily due to increased spending on water infrastructure.

•	The State’s net worth is forecast to increase to $119.799 billion in 2007-08 and rise to $130.941 billion by 2010-11.

This chapter discusses:

•	the summary of financial aggregates for the 2007-08 Budget

•	the Government’s fiscal strategy as outlined in the Charter of Social and Fiscal Responsibility.

SUMMARY OF KEY FINANCIAL AGGREGATES

Table 1.1 provides aggregate actual outcome information for 2005-06, estimated actual outcome information for 2006-07, forecasts for 2007-08 and projections for the outyears.

Table 1.1

General Government sector – key financial aggregates1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Revenue	30,084	32,557	32,551	33,307	34,605	35,979
Expenses	26,370	30,164	32,282	33,056	34,364	35,766
Net operating balance	3,714	2,393	268	251	241	213
Cash surplus/(deficit)	4,648	1,722	(892)	(2,248)	(2,298)	(2,045)
Capital purchases	3,186	4,137	5,463	5,839	5,899	5,947
Borrowings	(750)	743	3,569	4,275	4,193	4,021
Net worth	105,035	114,466	119,799	123,302	127,072	130,941

Notes:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	1

BUDGET OUTCOMES 2006-07

Key financial aggregates

Table 1.2

General Government sector – key financial aggregates1

	2006-07 Budget $ million	2006-07 MYFER $ million	2006-07 Est. Act. $ million
Revenue	29,070	29,568	32,557
Expenses	28,825	29,342	30,164
Net operating balance	245	226	2,393
Cash surplus/(deficit)	(796)	(66)	1,722
Capital purchases	3,958	4,329	4,137
Borrowings	1,800	1,449	743
Net worth	99,032	107,755	114,466

Notes:

1.	Numbers may not add due to rounding.

Operating balance

The operating balance expected for 2006-07 is a surplus of $2.393 billion. The estimated 2006-07 surplus reflects the continuing strength of the economy flowing through to taxation and related revenues and investment returns above the long-term assumed rate of return. Significantly higher than anticipated tax equivalent payments arising from the sale of ENERGEX’s electricity and gas businesses, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including Powerdirect have also contributed to the higher than forecast operating surplus in 2006-07.

With over $26 billion in funds invested in a portfolio of equities, property, cash and fixed interest, the performance of international financial markets has a major influence on the Budget result. While Budget and Mid Year Fiscal and Economic Review estimates for investment returns were based on the expected long-term average result for the portfolio of 7.5%, the 2006-07 estimated actual is now based on an estimated rate of return of 14%.

2	Budget Strategy and Outlook 2007-08

The underlying operating balance

Investment market volatility impacts on the Queensland Budget in 2006-07 more in Government Finance Statistics (GFS) terms than it does for other states. This is in part due to differences in the way Queensland’s public sector superannuation arrangements are structured. Queensland’s financial assets set aside to meet future employer superannuation liabilities are held as General Government sector assets and associated superannuation liabilities are similarly recorded as General Government sector financial liabilities. In contrast, other jurisdictions generally have structures whereby all investments are held in superannuation funds and only the net superannuation liability is recorded in the General Government balance sheet.

With the introduction of internationally harmonised accounting standards in 2005-06, the GFS methodology for calculating the Government’s defined benefit obligations and associated costs has been revised. With this change in accounting standards the Government is seen to bear the interest risk associated with defined benefit obligations regardless of whether or not superannuation assets and liabilities are included in the General Government sector. As a result, the General Government sector includes interest on its superannuation fund surpluses/deficits.

This has eliminated the significant differences that previously existed between the states in accounting for superannuation. There is now a consistent approach across the states with the impact of investment market volatility in Queensland being contained to the current year and representing the difference between the actuary’s assumptions on investment returns and actual returns achieved during the year.

If Queensland’s superannuation arrangements were structured on the same basis as generally applied in other states, the General Government sector underlying operating balance for 2006-07 would be a surplus of approximately $1.307 billion. The Budget and outyear results are outlined in Table 1.3 and are calculated on a consistent basis with that used in the other states. This table illustrates Queensland expects to report underlying operating surpluses in the Budget year and each of the outyears that are the same as the reported operating balance.

Budget Strategy and Outlook 2007-08	3

Table 1.3

Calculation of underlying operating balance

	2006-07 Est. Act. $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Operating Balance	2,393	268	251	241	213
Less Investment Earnings in excess of long term rate[1]	1,086	—	—	—	—
Underlying Balance	1,307	268	251	241	213

Notes:

1.	Represents investment earnings, in excess of the long-term rate of 7.5%, on financial assets held to meet future defined benefit superannuation liabilities that would be foregone if those assets were transferred to the superannuation fund.

Cash surplus

The General Government sector is estimated to achieve a cash surplus in 2006-07 of $1.722 billion.

At the time of the Mid Year Fiscal and Economic Review, a cash deficit of $66 million was expected in 2006-07 for the General Government sector. Factors contributing to the improved estimated position include the cash impact of the upward revision to investment returns from 7.5% to 14% and higher than expected levels of receipts from taxation revenues.

Cash in the General Government sector is also higher than expected as a result of proceeds from the sale of ENERGEX’s electricity and gas retail businesses, the Allgas distribution network, the competitive parts of Ergon Energy’s electricity retail business including Powerdirect and from the partnership between Golden Casket Lottery Corporation and Tattersall’s. Proceeds from the sale of the energy assets have been quarantined for use on Queensland Future Growth Fund projects.

Capital purchases

General Government investment in capital (purchases of non-financial assets) in 2006-07 is estimated to be $4.137 billion. The estimated 2006-07 capital spend is below Mid Year Fiscal and Economic Review estimates, reflecting capacity constraints in the construction and civil engineering sector resulting in a modest level of capital deferrals. However, capital spending in 2006-07 is expected to be higher than forecast at the time of the 2006-07 Budget. This increase reflects the implementation of Government’s election commitments and additional funding for a range of projects including critical health infrastructure.

4	Budget Strategy and Outlook 2007-08

Capital spending in the Public Non-financial Corporations sector has been higher than expected at the time of the 2006-07 Budget and Mid Year Fiscal and Economic Review, mainly due to the Government’s water infrastructure projects.

The total capital program for 2006-07, including capital grants, is expected to be $12.135 billion, $1.999 billion higher than expected at the time of the 2006-07 Budget. For further details see Budget Paper No. 3 – Capital Statement.

Borrowing

Despite estimated capital acquisitions of $4.137 billion in 2006-07, the strong cash position has meant the General Government sector is forecast to borrow only $743 million, $706 million less than forecast at the time of the Mid Year Fiscal and Economic Review and $1.057 billion less than forecast at the 2006-07 Budget. This will be the first time since 2000-01 that Treasury has borrowed to support the State’s capital program.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities. The net worth of the General Government sector at 30 June 2007 is estimated at $114.466 billion. This is $6.711 billion higher than the net worth forecast at the time of the Mid Year Fiscal and Economic Review, reflecting an improved operating position and higher projected revaluations of non-financial assets.

Budget Strategy and Outlook 2007-08	5

BUDGET 2007-08 AND OUTYEAR PROJECTIONS

Key financial aggregates

Table 1.4

General Government sector – key financial aggregates1

	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Revenue	32,551	33,307	34,605	35,979
Expenses	32,282	33,056	34,364	35,766
Net operating balance	268	251	241	213
Cash surplus/(deficit)	(892)	(2,248)	(2,298)	(2,045)
Capital purchases	5,463	5,839	5,899	5,947
Borrowings	3,569	4,275	4,193	4,021
Net worth	119,799	123,302	127,072	130,941

Note:

1.	Numbers may not add due to rounding.

Operating balance

The budgeted position for the General Government sector is for an operating surplus of $268 million in 2007-08. The forecast budget surpluses are expected to moderate slightly across the forward estimates.

The increase in expenditure relative to 2006-07 primarily relates to moderate increases in wages, the implementation of election commitments and other service enhancements across key service delivery agencies and recurrent expenditure in support of the capital program.

Taxation revenue is forecast to continue to grow over the forward estimates.

Further details on revenue and expenditure projections are contained in Chapters 5 and 6 respectively.

Cash surplus and capital purchases

A cash deficit of $892 million is expected in 2007-08 for the General Government sector. The cash deficit is forecast to increase to over $2 billion in 2008-09 and remain around this level in 2009-10 and 2010-11.

6	Budget Strategy and Outlook 2007-08

Apart from the cash impact of smaller recurrent operating surpluses relative to 2006-07, the major factor contributing to lower cash results is the significant planned capital expansion. Despite this cash deficit, the Government will have cash invested with Queensland Treasury Corporation which has been quarantined for use on Queensland Future Growth Fund projects.

Total General Government capital purchases of $5.463 billion are budgeted for 2007-08, reflecting a range of infrastructure initiatives including those announced in the South East Queensland Infrastructure Plan and Program. Budget Paper No. 3 – Capital Statement provides details, by portfolio, of budgeted 2007-08 capital outlays.

Over the period 2007-08 to 2010-11, purchases of non-financial assets (capital purchases) in the General Government sector of $23.148 billion are planned.

Borrowing

Borrowing for capital purposes is consistent with the Government’s fiscal principles. Net borrowings of $3.569 billion are budgeted for 2007-08 in support of $5.463 billion in purchases of non-financial assets.

The remainder of the General Government capital program will continue to be financed through the operating cash flow.

Over the Budget and forward estimates period, total General Government borrowings and advances of $16.014 billion are planned. Of this amount, some $1.9 billion (including $860 million in 2007-08) is to fund equity injections to Queensland’s Government-owned corporations to support expansion of the State’s rail and energy infrastructure.

Net worth

State net worth is projected to increase from the 2006-07 estimated actual by $5.333 billion to $119.799 billion at 30 June 2008. Net worth is also expected to increase in all outyears. More information on the State’s net worth, assets and liabilities is provided in Chapter 7.

Budget Strategy and Outlook 2007-08	7

RECONCILIATION OF OPERATING BALANCE

Table 1.5 provides a reconciliation of the current General Government sector operating balances for 2006-07 and 2007-08 to the Mid Year Fiscal and Economic Review estimates.

Table 1.5

Reconciliation of 2006-07 and 2007-08 operating balance to MYFER estimates1

	2006-07 Est. Act. $ million	2007-08 Budget $ million
MYFER Operating Balance	226	210
Expenditure Policy Decisions[2]	(277)	(750)
Revenue Policy Decisions[3]	..	30
Other Significant Variations Impacting on Operating Balance
—Investment Returns and Interest Earnings[4]	1,406	205
—General Revenue Grants from the Australian Government[5]	84	266
—Taxation, Royalty and GOC Revisions[6]	960	210
—Other Parameter Adjustments[7]	(5)	98
2007-08 Budget	2,393	268

Notes:

1.	Denotes impact on Operating Balance. Numbers may not add due to rounding.
2.	Reflects expenditure policy decisions taken during 2006-07 and in the Budget context. Major initiatives in 2006-07 relate primarily to election commitments and funding for the Redress Scheme in the Department of Communities. For details relating to key decisions made in the context of the 2007-08 Budget, see Chapter 4.
3.	Reflects reductions in land tax and changes to motor vehicle duty. Does not include reduction in mortgage duty. See Chapter 5.
4.	Reflects revisions of estimated rate of return on investments from 7.5% to 14% in 2006-07 and earnings on cash balances. Includes earnings on all investments, not only those held for employee liabilities.
5.	Includes outcomes of Commonwealth Grants Commission 2007 Update, population changes and most recent estimates of GST revenue included in the 2007-08 Australian Government Budget as well as changes to Specific Purpose Payments.
6.	Includes adjustments to Government-owned corporations net flows.
7.	Refers to adjustments of a non-policy nature such as movements in expenditure and revenue relating to economic and technical parameters and expenditure lapses in 2006-07.

FISCAL STRATEGY

The Charter of Social and Fiscal Responsibility outlines the Government’s fiscal principles and is an integral part of the Government’s commitment to the community. The fiscal principles, detailed in Box 1.1, have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances.

8	Budget Strategy and Outlook 2007-08

The fiscal principles establish the basis for sustainability of the Government’s policies. They require services provided by Government be funded from tax and other revenue sources over the long term. The principles are supported by an accrual budgeting framework, which recognises future liabilities of the State and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The fiscal principles recognise the importance of a strong financial position for the State. A state government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, state governments have a responsibility to provide continuity of services, such as health, police and education. A strong financial position, as indicated by a AAA credit rating, enables lower borrowing costs and is an indication of the soundness of the financial position and policies of the Government, rather than a goal in itself.

The success of Queensland’s financial and economic management has been consistently affirmed by international ratings agencies. These agencies have cited Queensland’s strong balance sheet and dynamic economic base as reasons underpinning the State’s AAA credit rating.

Budget Strategy and Outlook 2007-08	9

Box 1.1 The fiscal principles of the Queensland Government

Principle	Achievement Budgeted for 2007-08	Indicator

Competitive tax environment

The Government will ensure that State taxes and charges remain competitive with the other states and territories in order to maintain a competitive tax environment for business development and jobs growth.

	✓	Taxation revenue per capita: Queensland: $2,226 Average of other states and territories: $2,357

Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

	✓	GFS operating surplus: $268 million

Sustainable borrowings for capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

✓

General Government borrowings:

$3.569 billion

General Government total purchases of non-financial assets: $5.463 billion

AAA credit rating confirmed by Moody’s and Standard and Poor’s (highest rating available)

Prudent management of financial risk The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.	✓	General Government net financial worth: $25.073 billion

Building the State’s net worth The Government will maintain and seek to increase total State net worth.	✓	Net worth to increase to $119.799 billion

Competitive tax environment

One of the Queensland Government’s key social and fiscal objectives is to maintain a competitive tax environment that raises sufficient revenue to meet the infrastructure and government service delivery needs of the people of Queensland, while at the same time providing a low-cost environment for business to promote economic development and jobs growth.

10	Budget Strategy and Outlook 2007-08

The competitiveness of a state’s tax system is usually assessed by using one of the following measures:

•	taxation revenue on a per capita basis

•	taxation relativities based on the Commonwealth Grants Commission methodology

•	taxation revenue expressed as a percentage of gross state product (GSP).

Queensland’s competitive tax position is confirmed by all three measures.

•	Per capita tax collections in Queensland in 2007-08 are estimated at $2,226, compared with an estimated $2,357 for the average of the other states.

•	Commonwealth Grants Commission data indicates that Queensland’s taxation effort ratio is 85.2% compared with the standard (100%).

•	Latest Australian Bureau of Statistics data shows Queensland’s tax collections are 4.06% of GSP compared to 4.7% for the average of the other states.

The 2007-08 Budget includes changes to the land tax tax-free threshold for resident individuals as well as for companies, trusts and absentees and a 50% cap on the increase in land values on which land tax applies. The Budget also includes changes to the basis on which motor vehicle transfer duty is applied. Details of these changes and other revenue items are provided in Chapter 5.

Affordable service provision

The objective of maintaining affordable service provision requires the maintenance of a budget operating surplus, to ensure recurrent services can be funded from recurrent sources.

The 2007-08 Budget and forward estimates provide funding for the implementation of the Government’s election commitments as well as significant increases in expenditure in the areas of health, mental health and disability and emergency services.

More information on these initiatives is provided in Chapter 4.

Queensland is already one of the more efficient providers of government services among the states. Nevertheless, further improving the efficiency and effectiveness of government services is an essential element of delivering on these key policy priorities in a way that is both affordable and sustainable.

Sustainable borrowings for capital investment

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland which continues to experience high levels of economic and population growth. In meeting this challenge, the Government provides capital expenditure per capita well above the average of the other states and territories.

Budget Strategy and Outlook 2007-08	11

Investment in core infrastructure is a key feature of the 2007-08 Budget with a record capital program of $14.029 billion. This represents an increase of 15.6% over the estimated 2006-07 outlays. The capital outlays of Government-owned corporations constitute approximately 51% of total outlays in 2007-08.

In recognition of Queensland’s capital requirements, the Charter of Social and Fiscal Responsibility allows borrowing for capital where the costs of the borrowing can be serviced within the context of an overall operating surplus.

Queensland’s 2007-08 capital program will be funded from a mix of recurrent sources, cash balances and borrowings. Details of the State capital program for 2007-08 and sources of funds are provided in Budget Paper No. 3 – Capital Statement.

Prudent management of financial risk

Queensland has a long-standing policy of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, most notably superannuation.

In this respect, Queensland is far better placed than any of the other state or territory governments to fund future accruing liabilities as most other jurisdictions have substantial unfunded superannuation liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without impacting on the Government’s ability to fund ongoing services to the community.

Building the State’s net worth

The Charter of Social and Fiscal Responsibility policy of building the State’s net worth is intended to ensure infrastructure and other assets are not run down to the detriment of future citizens and taxpayers. It is an important element in ensuring intergenerational equity.

Queensland’s net worth is forecast to grow over the forward estimates. Queensland’s per capita net worth is expected to be 55% greater in 2007-08 than the average per capita net worth of the other states.

Further information on State net worth and other balance sheet aggregates can be found in Chapter 7.

12	Budget Strategy and Outlook 2007-08

INDICATORS OF FISCAL CONDITION

Table 1.6 provides information on the Government’s service delivery capacity, financial sustainability and financial capacity.

Service delivery capacity

This financial data provides an indication of the non-financial capital resources of the General Government sector. These resources generally relate to capital infrastructure and therefore indicate the capacity of the Government to provide services to the community. The data, showing increasing levels and additions of non-financial assets, reflect the State’s heightened commitment to infrastructure provision in recent years.

Financial sustainability

These ratios provide an indication of the sustainability of current policy settings – including the size of the operating surplus (relative to expenses) and the level of debt servicing costs (relative to revenue). A large operating balance and stable low debt servicing costs indicate that current policies are sustainable.

Financial capacity

These ratios provide an indication of the State’s capacity to respond to unexpected events or opportunities. Low levels of borrowing and taxation and large negative net debt provide the State with the capacity for additional resources to be called upon if required.

Table 1.6

Indicators of fiscal condition – General Government sector

	2005-06 Actual	2006-07 Est. Act.	2007-08 Budget	Other States[1] 2007-08
Service Delivery Capacity
Non-financial assets/population ($)	20,335	21,416	22,738	14,341
Purchases of non-financial assets/non-financial assets (%)	3.9	4.7	5.8	4.7
Financial Sustainability
Operating balance/total expenses (%)	14.1	7.9	0.8	1.8
Debt servicing cost/total revenue (%)	0.6	0.7	1.2	1.9
Financial Capacity
Total borrowings/total assets (%)	1.6	2.3	4.3	6.6
Total liabilities/total assets (%)	20.7	20.9	22.5	26.6
Net worth/population ($)	26,153	27,987	28,757	18,555
Net debt/GSP (%)	-12.7	-13.3	-11.5	0.8
Taxation/GSP (%)	4.1	4.2	4.4	4.6

Note:
1.	Weighted average of all states and territories, excluding Queensland.
Source:	QLD, VIC, WA, NT State Budgets, NSW, SA, TAS, ACT Mid-Year Reviews/Budget Updates.

Budget Strategy and Outlook 2007-08	13

2.	ECONOMIC PERFORMANCE AND OUTLOOK

FEATURES

•	Growth in the Queensland economy is estimated to strengthen to an above-average rate of 5 1/2% in 2006-07 and exceed growth nationally for the 11th successive year.

•

Investment is expected to be the main driver of growth in domestic demand in 2006-07. Business investment is estimated to rise 18% and be broad-based across the trade, property and service sectors, while public investment in water, transport and energy infrastructure is also expected to grow strongly.

•

A rebound in coal and tourism exports is estimated to increase total exports by 2 1/4% in 2006-07. However, strong domestic demand is expected to result in faster growth in imports (5 1/4%) relative to exports, causing the trade sector to detract from overall economic growth.

•

The Queensland economy is forecast to grow by 5% in 2007-08 and again exceed growth nationally. Investment by the business and public sector combined is forecast to reach 25% of gross state product, compared with 15% five years earlier, adding significantly to the State’s productive capacity.

•

However, a slight rebalancing in overall economic growth is anticipated, reflecting some easing in investment growth, albeit from very high rates, and a forecast strengthening in exports growth to a seven-year high of 3 3/4%.

•

Households are anticipated to return as the principal driver of growth in domestic demand in 2007-08, with higher consumer spending reflecting strong growth in employment and wages, as well as a pick-up in housing investment.

•

Employment is estimated to grow at an above-average rate of 4 3/4% in 2006-07, before returning to its long-run average of 3% growth in 2007-08, representing the creation of more than 150,000 jobs over the two years.

•	The State’s year-average unemployment rate is estimated to fall to a 33-year low of 4% in 2006-07 and remain steady in 2007-08, representing a rate well below that nationally.

INTRODUCTION

This chapter presents the economic framework within which the 2007-08 Budget has been prepared. It provides an overview of recent developments in Queensland’s external economic environment, examines the performance and outlook for the Queensland economy, and highlights risks and opportunities to economic growth during the forecast horizon. The chapter details estimated actuals and forecasts for the major components of state economic activity for both 2006-07 and 2007-08 (see Table 2.1) and projections for key economic variables over the medium-term to 2010-11 (see Table 2.2).

14	Budget Strategy and Outlook 2007-08

EXTERNAL ENVIRONMENT

International conditions

Queensland’s major trading partner growth is expected to ease slightly to 4 1/4% in 2006-07, mainly as a result of slower growth in the Asian region (see Chart 2.1). While the outlook for the rapidly developing economies of China and India is robust, growth in the export-oriented industrialised Asian economies is expected to be adversely affected by a softening in overseas demand, especially from the United States (US). Economic activity in the US has moderated in the first three quarters of 2006-07 due to a decline in housing construction and, to a lesser extent, business investment. However, there has been little evidence of US weakness spilling over to Europe. In fact, a broad-based improvement in European economic growth in 2006-07 coincided with a boost in spending due to the 2006 FIFA World Cup.

The US economy is predicted to begin a recovery during 2007-08, as the temporary slowdown in investment and housing construction unwinds. This is forecast in turn to support growth in Asian economies, such as Korea and Taiwan, offsetting a mild policy-led moderation in growth in China and India. In contrast, European economic growth is forecast to moderate to around the long-run average in 2007-08, in response to monetary and fiscal policy tightening. As a whole, major trading partner growth is forecast to remain steady at around 4 1/4% in 2007-08, which would represent the third consecutive year of above-average growth for Queensland’s major trading partners.

Chart 2.1

Economic growth in Queensland’s major trading partners1

Note:

1.	2006-07 is an estimate, 2007-08 is a forecast.

Sources: Queensland Treasury and Consensus Economics.

Budget Strategy and Outlook 2007-08	15

A key theme affecting the global economic outlook is an apparent divergence in global monetary policy settings. While the US Fed funds rate has remained unchanged since June 2006, other major economies have engaged in monetary tightening. With the US alone currently absorbing around three-quarters of global savings, this divergence in monetary policy settings should reduce the pace of capital flow into the US and therefore assist in the orderly unwinding of current global financial imbalances.

Australian economy

National economic growth in 2006-07 is expected to be limited by severe drought conditions, despite the non-rural economy benefiting from strong overseas demand for Australia’s energy and mineral products. Specifically, farm output is estimated to fall by 20% in 2006-07, leading to a decline in rural exports and investment by the agricultural sector. In contrast, the household sector is expected to recover in 2006-07, due to strong employment and wages growth as well as increased immigration. Stronger growth in household spending is expected to result in higher growth in imports, particularly with a high Australian dollar (A$) subduing prices of imported goods. As a whole, Australian Treasury expects economic growth to ease from 2.9% in 2005-06 to 2 1/2% in 2006-07.

An assumed unwinding of drought conditions and an increase in mining production are anticipated to boost economic growth in 2007-08. The assumed return to average seasonal conditions is forecast to add  1/2 percentage point to gross domestic product (GDP) growth, while expanded capacity in the mining sector is anticipated to strengthen growth in exports. These factors, combined with a rebound in machinery and equipment investment, are forecast to accelerate overall economic growth to 3 3/4% in 2007-08.

Chart 2.2

Gross domestic product, farm and non-farm GDP, Australia

Source:	ABS 5206.0.

16	Budget Strategy and Outlook 2007-08

The Australian Treasury’s view is that, despite a forecast improvement in economic growth, employment growth nationally is anticipated to ease from an estimated 2 1/2% in 2006-07 to 1 1/2% in 2007-08. Further, the year-average unemployment rate is anticipated to rise  1/4 percentage point, to 5% in 2007-08, as new entrants into the labour force take time to find jobs.

THE QUEENSLAND ECONOMY

External forecast assumptions

As a small open economy, Queensland’s economic growth forecasts are based on assumptions about the national economy, trading partners and financial markets.

•	Queensland’s major trading partner economies are expected to grow at an above-average rate of 4 1/4% in 2006-07 and 2007-08.

•	While the A$ in April 2007 reached its highest level against the US$ since 1990, an anticipated peaking in commodity prices is forecast to result in some depreciation in the A$ during 2007-08.

•

The Australian Government’s economic forecasts and projections, as outlined in the Australian Budget delivered on 8 May 2007, have been adopted as the basis for national economic performance over the forecast period.

•	Forecasts of rural production and exports are based on an assumption of a return to average seasonal conditions in Queensland in 2007-08.

•	The Australian official cash rate is assumed to remain largely unchanged, with the Reserve Bank of Australia (RBA) forecasting underlying inflation to remain within its 2-3% target band.

A discussion of the risks and opportunities associated with these assumptions is contained later in this chapter.

Overall economic growth

Growth in the Queensland economy is estimated to strengthen to an above-average rate of 5 1/2% in 2006-07, driven by strong domestic demand and a recovery in exports. This will represent a growth rate more than double the 2 1/2% estimated nationally, and the 11th successive year that Queensland’s economic growth has exceeded that nationally.

Following an expansion lasting a decade and a half, the State economy has operated near full capacity in recent years. In response to this, investment is expected to be the main driver of domestic demand growth, rather than consumption, in 2006-07 (see Chart 2.3). Business investment is estimated to rise a further 18% and be broad-based across trade related sectors, commercial property and services. Public investment is also expected to continue to grow strongly, reflecting transport, energy and water infrastructure spending.

Budget Strategy and Outlook 2007-08	17

In comparison, growth in consumer spending is expected to ease due to higher interest rates and the continued effects of a moderation in the housing cycle in previous years. Housing investment, however, is expected to regain momentum through 2006-07, as higher returns encourage investor activity and population growth supports owner-occupied housing construction.

A rebound in coal and tourism exports is expected to offset a fall in base metal and rural exports in 2006-07, resulting in total exports rising an estimated 2 1/4%. However, with strong domestic demand expected to result in higher growth in imports (5 1/4%) relative to exports, the trade sector is estimated to detract from overall growth.

The Queensland economy is forecast to grow by 5% in 2007-08 and again exceed growth nationally. Investment by the business and public sector combined is forecast to reach 25% of gross state product, compared with 15% five years ago, and boost the productive capacity of the economy. However, a slight rebalancing in growth is forecast in 2007-08, with some easing in investment growth, albeit from very high rates, leading to a moderation in growth in domestic demand, while export growth is forecast to strengthen to a seven-year high of 3 3/4%. In particular, a rebound in rural and base metal exports is forecast to complement continued growth in coal exports due to strong global demand.

Households are anticipated to return as the principal driver of domestic demand in 2007-08. Consumer spending is forecast to strengthen to 4 3/4%, reflecting exceptional labour market conditions characterised by strong growth in employment and wages, a more stable interest rate outlook and a pick-up in housing construction activity.

Chart 2.3

Contribution to growth in Queensland’s gross state product1

Note:

1.	Chain Volume Measure (CVM), 2004-05 reference year. 2006-07 is an estimated actual, 2007-08 is a forecast.

Source: Queensland Treasury.

18	Budget Strategy and Outlook 2007-08

Table 2.1

State and National Economic Forecasts1

	Outcomes		Est. Actual	Forecast
	2004-05%	2005-06%	2006-07%	2007-08%
Queensland forecasts[2]
Domestic production
Household consumption	5.4	4.6	3 1/2	4 3/4
Private investment[3,4]	7.6	12.2	11 1/4	7 3/4
Dwellings	3.8	1.6	3 3/4	4 1/4
Business investment[4,5]	16.1	22.2	18	8 3/4
Other buildings and structures[4]	10.6	29.5	28 3/4	9 1/4
Machinery and equipment[4]	19.8	17.8	10 3/4	8 1/4
Private final demand[4]	6.0	6.9	6	5 3/4
Public final demand[4]	7.0	7.6	8 1/4	4 3/4
Gross state expenditure[6]	6.1	6.6	6 1/2	5 3/4
Exports of goods and services	3.6	0.0	2 1/4	3 3/4
Imports of goods and services	6.2	7.1	5 1/4	5 1/2
Net exports[7]	-1.1	-2.5	-1 1/4	-1
Gross state product	5.3	4.4	5 1/2	5

Other state economic measures
Population	2.2	2.1	2	2
Inflation	2.6	3.1	3	2 3/4
Wage Price Index	3.8	4.4	4 1/2	4 1/4
Employment (labour force survey)	5.6	2.9	4 3/4	3
Unemployment rate (%, year-average)	4.9	5.0	4	4
Labour force	4.1	3.0	3 3/4	3
Participation rate	65.8	66.3	67 1/4	67 1/2

National forecasts[2]
Domestic production
Household consumption	4.3	2.6	3 1/2	3 1/2
Private investment	na	na	na	na
Dwellings	-1.5	-3.9	2 1/2	2 1/2
Business investment[4,5]	na	16.2	4	7 1/2
Other buildings and structures[4]	na	21.6	12	7
Machinery and equipment[4]	na	14.5	-1 1/2	6 1/2
Private final demand[4]	na	4.4	3 1/2	4 1/4
Public final demand[4]	na	4.3	4	3 3/4
Gross national expenditure[6]	4.5	4.1	3 1/2	4 1/4
Exports of goods and services	3.1	2.2	3	5
Imports of goods and services	12.1	7.2	8 1/2	6 1/2
Net exports[7]	-1.8	-1.1	-1 1/4	- 1/2
Gross domestic product	2.7	2.9	2 1/2	3 3/4

Other national economic measures
Population	1.2	1.3	1 1/4	1 1/4
Inflation	2.4	3.2	2 3/4	2 1/2
Wage Price Index	3.8	4.1	4 1/4	4 1/4
Employment (labour force survey)	3.0	2.2	2 1/2	1 1/2
Unemployment rate (%, year-average)	5.3	5.1	4 3/4	5
Labour force	2.4	2.1	2 1/4	1 3/4
Participation rate	64.0	64.5	64 3/4	65

Notes:
1.	Unless otherwise stated, all figures are annual % changes. Decimal point figures indicate an actual outcome. na—Indicates not available.
2.	CVM, 2004-05 reference year.
3.	Private investment includes livestock, intangible fixed assets and ownership transfer costs.
4.	Excluding private sector net purchases of second-hand public sector assets and incorporating changes to the allocation of investment due to the full privatisation of Telstra.
5.	National calculations of business investment include investment in livestock and intangible fixed assets, which are not included in the Queensland calculations.
6.	Includes statistical discrepancy and change in inventories.
7.	Percentage point contribution to growth in gross state or domestic product.
Sources:	Queensland Treasury, Australian Treasury and ABS 5206.0.

Budget Strategy and Outlook 2007-08	19

Household consumption

Growth in household consumption is expected to moderate for a third consecutive year, to 3 1/2% in 2006-07, representing a trough in the consumption cycle. A number of factors have dampened consumer spending in 2006-07, despite above-average growth in employment, wages and share prices boosting incomes and wealth during the year. One dampening factor on consumer spending has been the lagged impact of the moderation in housing investment, which initially supported spending on household items as well as wealth-related spending due to strong house price growth (see Chart 2.4). Further, three interest rate rises in 2006 have seen growth moderate in discretionary areas of spending, while higher petrol prices in late 2005-06 have resulted in reduced spending on transport into 2006-07.

Growth in household consumption is forecast to strengthen to 4 3/4% in 2007-08, underpinned by strong growth in incomes, wealth and employment, as well as some stabilisation in interest rates and petrol prices. The strength of the domestic economy as well as the high level of Queensland’s terms of trade (export prices relative to import prices) are anticipated to support income growth. Renewed strength in the housing sector is forecast to result in stronger real growth in spending related to household services and furnishings in 2007-08, while the recent strengthening in Queensland house price growth should also support increases in household wealth and, hence, consumption.

Chart 2.4

Household consumption1 and housing finance commitments2, Queensland

Notes:

1.	CVM, 2004-05 reference year. 2006-07 is an estimated actual, 2007-08 is a forecast.
2.	Advanced two years.

Sources: Queensland Treasury and ABS 5609.0.

20	Budget Strategy and Outlook 2007-08

Dwelling investment

Following modest growth in 2005-06, growth in dwelling investment in Queensland is expected to strengthen to 3 3/4% in 2006-07 and 4 1/4% in 2007-08, driven by ongoing growth in renovation activity as well as a turnaround in new home construction activity.

In contrast to the peak years of the latest housing cycle, renovation activity has been the primary driver of growth in housing investment in recent years. Alterations and additions activity has been supported by strong growth in incomes and excellent labour market conditions. Continued growth in property prices across the State has also provided owner-occupiers with increased home equity to finance renovations, as well as making it more cost effective at the margin to renovate rather than purchase a new home. These factors driving renovation activity are expected to continue into 2006-07 and 2007-08.

After declining in 2005-06, new construction activity has recovered in the first half of 2006-07, with forward indicators and a build up of construction work yet to be done suggesting this should continue for the remainder of the fiscal year (see Chart 2.5). Despite recent increases in interest rates, strong population growth is forecast to maintain growth in demand for owner-occupied housing in 2007-08, while low rental vacancy rates and higher rental yields across much of the State should support investor activity in the housing market.

Chart 2.5

Dwelling construction1,2 and turnover3, Queensland

Notes:

1.	CVM, 2004-05 reference year.
2.	Residential work yet to be done deflated using ABS 6416.0 House Price Index: Project Homes: Brisbane.
3.	Finance approvals for purchase of established dwellings, excluding refinancing. Advanced two quarters.

Sources: ABS 5609.0, 6416.0 and 8752.0.

Budget Strategy and Outlook 2007-08	21

Business investment

The rapid growth in business investment in Queensland has continued into 2006-07, with the volume of investment estimated to surge a further 18% (see Chart 2.6). Continued buoyant economic conditions, both domestically and in the State’s major trading partners, as well as high rates of corporate profitability and capacity utilisation, have added considerable momentum to the current cycle.

Investment in other buildings and structures is estimated to rise by 28 3/4% in 2006-07. Growth has been broad-based, with rising household incomes and population growth encouraging non-residential construction in sectors such as education, retail, office property as well as entertainment and recreation. Sustained high prices and strong global demand for the State’s mineral exports have also boosted profitability and encouraged engineering construction related to mining and other export industries. Strong growth in domestic demand is estimated to lead to a 10 3/4% rise in machinery and equipment investment, with a high A$ also encouraging spending on imported capital goods.

Ongoing strong growth in global demand and continued high levels of capacity utilisation domestically are anticipated to see business investment rise a further 8 3/4% in 2007-08. Despite moderating from the very high rates of previous years, this forecast growth should see the overall volume of business investment surpass $32 billion in real terms next financial year, with non-dwelling construction forecast to increase a further 9 1/4% and machinery and equipment investment by 8 1/4% in 2007-08.

Chart 2.6

Business investment, Queensland1

Note:

1.	CVM, 2004-05 reference year. 2006-07 is an estimated actual, 2007-08 is a forecast. Excluding private sector net purchases of second-hand public sector assets and incorporating changes to the allocation of investment due to the full privatisation of Telstra.

Source: Queensland Treasury.

22	Budget Strategy and Outlook 2007-08

Public final demand

With further increases in spending on water, transport, energy and social infrastructure, public final demand is estimated to grow at a strong rate of 8 1/4% in 2006-07 and 4 3/4% in 2007-08. This forecast growth takes into account the full privatisation of Telstra, which will result in this corporation’s investment being treated as private, rather than public, investment from March quarter 2007 onwards.

Net exports

Despite an expected recovery in exports, strong growth in domestic demand is estimated to result in comparatively higher imports growth. As a result, net exports are estimated to detract 1 1/4 percentage points from economic growth in 2006-07.

After remaining almost unchanged in 2005-06, the volume of exports is expected to recover to record growth of 2 1/4% in 2006-07, largely reflecting a rebound in coal and tourism exports. Coal exports rose strongly in the first three quarters of 2006-07, driven by continued increases in Asia’s energy demands, growth in global steel production, and capacity expansions in coal production and transport infrastructure, with the latter having temporarily disrupted exports in 2005-06.

In contrast, exports of other goods overseas are estimated to fall in 2006-07. Transitory factors, including mine expansion and maintenance, as well as disruptions in processing, are expected to lower base metal exports (such as aluminium, copper and zinc), while a high A$ has coincided with a fall in exports of manufactures in the first three quarters of 2006-07.

Continued drought conditions across the majority of the State will subdue rural exports in 2006-07. The impact of Cyclone Larry and poor harvest conditions are expected to lower sugar exports. However, this decline is likely to be largely offset by higher meat exports, as producers reduce stock levels due to drought conditions and improved access to key Asian markets following a ban on North American beef imports between 2004 and 2006.

While growth in export volumes has been mixed across commodities and other goods, exporters continue to benefit from high world commodity prices, with Queensland’s terms of trade remaining near historic highs in the first half of 2006-07. In particular, prices for selected base metals, such as aluminium, lead and zinc, have continued to increase, providing a boost to profitability, investment and employment in this sector.

Import growth is estimated to remain solid at 5 1/4% in 2006-07. Strong growth in incomes and corporate profitability, combined with a high A$, has encouraged household and business spending on imported consumer durables and capital items.

Budget Strategy and Outlook 2007-08	23

Net exports are forecast to improve slightly in 2007-08, detracting one percentage point from economic growth. Exports growth is forecast to strengthen further to a seven-year high of 3 3/4%, with Queensland’s major trading partner economies predicted to continue to grow at an above-average rate. Further growth in coal exports and a recovery in base metal and sugar exports are forecast to drive commodity exports growth in 2007-08. Exports of manufactures and tourism services are also anticipated to contribute to the recovery. In comparison, imports growth is forecast to edge higher to 5 1/2% in 2007-08, with an anticipated strengthening in growth in imports by the household sector more than offsetting more moderate growth in imports of machinery and equipment.

Chart 2.7

Exports and imports, Queensland1

Note:

1.	CVM, 2004-05 reference year. 2006-07 is an estimated actual, 2007-08 is a forecast.

Source: Queensland Treasury.

Labour Market

Employment growth is estimated to strengthen to an above-average rate of 4 3/4% in 2006-07, representing the creation of more than 90,000 jobs over the year. Record levels of business and public infrastructure spending, together with solid housing activity, have driven job gains in construction as well as property and business services during the year. Queensland Government initiatives have also contributed to employment growth in health and community services. Further, prices for outputs (particularly for exports) have continued to rise faster than wages in recent years. This improvement in profitability and fall in unit labour costs (wages paid as a share of income earned) has encouraged labour demand, and subsequently jobs growth, in 2006-07.

24	Budget Strategy and Outlook 2007-08

The year-average labour force participation rate is estimated to reach a new high of 67 1/4% in 2006-07, as strong growth in domestic demand and wages encourage mature-age persons, in particular, to re-enter the workforce. This rise in the participation rate, combined with solid population growth, is estimated to increase the size of the labour force by 3 3/4% in 2006-07. However, with employment growth expected to exceed labour force growth, the State’s year-average unemployment rate is estimated to fall to a 33-year low of 4% in 2006-07.

Chart 2.8

Employment growth, labour force growth and unemployment rate, Queensland1,2

Notes:

1.	Year-average, 2006-07 is an estimated actual, 2007-08 is a forecast.
2.	Revisions to ABS labour force data and estimation methods are due in June 2007.

Sources: Queensland Treasury and ABS 6202.0.

Reflecting some moderation in growth in overall domestic activity, employment growth is forecast to return to the long-run average rate of 3% in 2007-08, representing the creation of a further 60,000 jobs next financial year. The labour force participation rate is forecast to rise further to 67 1/2% in 2007-08, as tight labour market conditions encourage more persons into the labour force. This, along with solid population growth, is forecast to result in labour force growth of 3% in 2007-08. With employment and the labour force forecast to grow at a similar rate, the year-average unemployment rate in 2007-08 is anticipated to remain at around the 33-year low of 4% expected in 2006-07.

Budget Strategy and Outlook 2007-08	25

Population

After surpassing four million persons in December 2005, Queensland’s population is forecast to continue to grow at a solid rate of 2% per annum in 2006-07 and 2007-08. This would translate into a net addition of 150,000 persons, or nearly 1,500 persons per week, over the two years. Traditional factors such as the State’s stronger economic growth (see Chart 2.9), lower cost of living and preferable lifestyle, are expected to maintain high levels of net interstate migration. As a result, population growth in Queensland is forecast to remain around double that in the rest of Australia.

Chart 2.9

Domestic economic growth differential and migration, Queensland1

Note:

1.	Revisions to ABS population data and estimation methods are due in June 2007.

Sources: ABS 3101.0 and 5206.0.

Wages

Queensland is expected to continue to record strong wages growth in 2006-07, with the Wage Price Index (WPI) estimated to grow by 4 1/2%. Tight labour market conditions, as well as a strong terms of trade, have allowed above-average wages growth for employees in resource, trade and construction related sectors. Sustained demand for labour is forecast to see growth in the WPI remain solid at 4 1/4% in 2007-08, supported by an anticipated pick-up in labour productivity growth and ongoing high profitability.

With wages growth forecast to remain above inflation in both 2006-07 and 2007-08, employed persons in Queensland are expected to continue to benefit from rising real wages over the forecast period.

26	Budget Strategy and Outlook 2007-08

Inflation

Consumer price inflation (as measured by movements in the Brisbane consumer price index) is estimated to be 3% in 2006-07, similar to the 3.1% recorded in 2005-06. Domestically, tight housing market conditions have driven rents and housing purchase costs higher in 2006-07. Banana prices have returned to more normal levels, after reaching a temporary high in 2006 due to the effects of Cyclone Larry. However, ongoing drought conditions have seen higher food prices (excluding fruit) over the first three quarters of 2006-07 (see Chart 2.10). External factors are expected to moderate overall inflation, with fuel prices averaging lower in the first three quarters of the current financial year compared with the same period in 2005-06.

Inflation is forecast to ease to 2 3/4% in 2007-08, following an assumed return to normal seasonal conditions, which should dampen food price inflation next year, while a pick-up in labour productivity growth is expected to restrain growth in production costs.

Chart 2.10

Components of consumer price inflation, Brisbane

(% of total change in CPI, three quarters to March quarter 2007)

Source: ABS 6401.0.

Risks and opportunities

The world economy continues to provide both opportunities and risks to economic growth in Queensland. Despite some global tightening in interest rates, the performance of Queensland’s major trading partners has consistently exceeded market expectations. If growth prospects in the State’s major trading partners continue to improve, exports growth in Queensland may be stronger than currently forecast.

Budget Strategy and Outlook 2007-08	27

However, the recent downturn in the US economy represents a risk to global economic activity. In particular, given the US represents the major destination for exports from China and Japan, softer growth in the US economy will have flow-on effects for Queensland exports, given China and Japan also represent major export destinations for Queensland commodities.

Despite widespread speculation of an easing in metal prices, stronger than expected world growth has seen prices generally maintain historic high levels. If global economic growth continues to exceed expectations, any fall in commodity prices may be further postponed, supporting domestic income and spending in Queensland. Conversely, in the case that the turnaround in commodity prices is earlier and deeper than currently predicted, growth in business and consumer spending may be adversely affected.

In line with market expectations, forecasts presented above assume that the A$ will depreciate slightly over the forecast period. If the A$ remains at its current high level or strengthens further, growth in non-commodity exports, such as tourism and manufactures, may be affected in 2007-08. On the other hand, any larger than expected depreciation in the A$ should benefit non-commodity overseas exports.

Current high rates of capacity utilisation in the trade sector mean that any reoccurrence of transitory factors that affected the supply of some commodities in recent years, such as mine maintenance and temporary disruptions due to capacity expansions, is more likely to affect export performance than in previous years.

The labour force participation rate is expected to rise further in 2007-08, both nationally and in Queensland, supporting labour supply growth. However, this partly reflects Australian Government policy changes promoting workforce participation among groups not previously attached to the workforce. As a result, this process of labour market adjustment has the potential to increase the unemployment rate, as these new entrants take time to transition into employment.

Despite leaving interest rates unchanged since November 2006, the RBA continues to closely monitor inflationary pressures from a strong world economy, strong demand growth and limited spare capacity. In the case that interest rates rise further, household consumption and, to a lesser degree, private investment may be adversely affected in 2007-08. Specifically, given elevated household debt levels following the housing boom, the impact of interest rates rises on consumption may be greater than in the past.

With recent indicators suggesting that El-Niño conditions have declined markedly since early 2007, an assumed improvement in weather conditions underpins a forecast recovery in rural exports. However, if rainfall does not improve sufficiently in 2007-08, water storage levels will remain low. If this eventuates, rural exports and food prices may be adversely affected.

28	Budget Strategy and Outlook 2007-08

Medium-term outlook

Queensland Treasury provides projections for key economic parameters for the three years following the immediate forecast period in the annual Budget. The projections for the years 2008-09 to 2010-11, shown in Table 2.2, provide a broad indication of the likely path of economic conditions in the State and nationally over the medium-term, rather than point estimates of actual growth for this period. The projections assume a continuation of the longer-term Australian Government policy framework of a stable budget position and monetary policy consistent with a low inflation environment.

Economic growth in Queensland is projected to return towards its average growth rate over the longer-term. Growth in domestic activity, driven by the current surge in both business investment and public sector infrastructure spending, is expected to ease. Partly offsetting this, the resulting increase in capacity, combined with sustained strong global demand, is expected to improve trade sector performance. Overall, economic growth of around 4 1/2% per annum is projected for the period 2008-09 to 2010-11. Jobs growth of 2 1 /2% per annum is projected to outpace population growth of 1 3/4 % per annum. This implies a moderate increase in labour force participation and the current low unemployment rate to be maintained over the medium-term.

Table 2.2 Economic parameters/projections[1] (annual % change)

	Outcome 2005-06	Est. Act. 2006-07	Forecast 2007-08	Projections[2] 2008-09 to 2010-11
Queensland
Gross state product[3]	4.4	5 1/2	5	4 1/2
Employment	2.9	4 3/4	3	2 1/2
Inflation	3.1	3	2 3/4	2 1/2
Wage Price Index	4.4	4 1/2	4 1/4	4
Population	2.1	2	2	1 3/4
Australia
Gross domestic product[3]	2.9	2 1/2	3 3/4	3
Employment	2.2	2 1/2	1 1/2	1 1/4
Inflation	3.2	2 3/4	2 1/2	2 1/2
Wage Price Index	4.1	4 1/4	4 1/4	4
Population	1.3	1 1/4	1 1/4	1 1/4

Notes:

1.	Decimal point figures indicate an actual outcome.
2.	Average annual percentage change over the period.
3.	CVM, 2004-05 reference year.

Sources: Queensland Treasury and Australian Treasury.

Budget Strategy and Outlook 2007-08	29

3.	ECONOMIC STRATEGY

FEATURES

•

Queensland’s strategy for continued economic growth and prosperity focuses on productivity growth, driven by the maintenance of sound fiscal and economic settings, microeconomic reform, infrastructure investment and investments in skills and innovation.

•	Queensland is maintaining strong policy fundamentals through the Charter of Social and Fiscal Responsibility.

•	The Government is implementing a program of microeconomic reform to improve the efficiency of Queensland’s economy and industry.

•

Infrastructure investment is at a record level and continues to be the largest capital investment program per capita in Australia by a sizable margin. A special focus is the development of water infrastructure and water reform, particularly in the South East Queensland region.

•

Continued emphasis is being placed on skills development in order to increase labour productivity and employment. Key plans are the Queensland Skills Plan, the Skilling Queensland for Work program and Education and Training Reforms for the Future.

•	The Smart State Strategy and other innovation measures are a further area of attention. Queensland’s innovation performance has improved significantly in the last five years.

ECONOMIC AND PRODUCTIVITY GROWTH

This chapter discusses the Queensland Government’s economic policies and framework, especially those policies which are designed to maintain the State’s strong economic and productivity growth.

Productivity

Productivity growth plays a key role in improving the State’s economy and is the single most important determinant of economic growth in the longer term and a key influence on improving living standards.

Over the past 10 years, Queensland has generated an average annual growth rate of 4.9% per annum, compared with 3.3% for the rest of Australia. Labour productivity growth accounts for around half of this growth. Chart 3.1 shows the levels of productivity growth and long-term economic growth over the last decade.

30	Budget Strategy and Outlook 2007-08

Chart 3.1

Employed labour, labour productivity and real output, 1995-96 to 2005-06

Source: Queensland State Accounts, ABS 6202.0 unpublished data.

Participation

As well as productivity growth, Queensland’s rate of future economic growth depends on the rate at which the workforce will grow. This in turn depends on population growth and labour force participation.

Queensland’s population growth has averaged 2.0% over the past decade, compared with an Australian average of 1.2% per annum, and is projected to average 1.7% over the next decade. Chart 3.2 shows Queensland’s labour force participation rate has also grown strongly over the last decade, reaching record levels and being significantly higher than the rest of Australia. This growth in participation has been accompanied by sustained growth in employment and the achievement of the lowest unemployment rate in 33 years.

Budget Strategy and Outlook 2007-08	31

Chart 3.2

Labour force participation rate1 and employment rate2

Notes:

1.	Labour force as a percentage of civilian population aged 15 and over.
2.	Employment as a percentage of civilian population aged 15 and over.

Source: ABS 6202.0, Queensland Treasury, Australian Treasury.

Over the longer term, demographic forces including an ageing population structure and decreased fertility rates, are likely to increase pressure to achieve higher participation rates. Without policy intervention and continued increases in productivity, lower rates of labour force growth would put downward pressure on economic growth and make the State’s fiscal policies harder to maintain.

The key influences on people’s decisions whether to participate in the labour market include: age, tax and social security arrangements, family situation, child care, educational status and retirement arrangements. These factors lie mainly within the Australian Government’s responsibilities. However, one of the areas – education and training – is a key State responsibility. Organisation for Economic Co-operation and Development (OECD) research indicates that the workforce participation rate is strongly and positively linked to educational achievement. The State’s education and training policies are discussed later in this chapter and in Chapter 4.

32	Budget Strategy and Outlook 2007-08

FRAMEWORK FOR ECONOMIC AND PRODUCTIVITY GROWTH

To maintain and increase the State’s economic and productivity growth the Government focuses on four policy settings, namely:

•	responsible economic and fiscal management – to provide a stable economic and fiscal environment to support growth

•	microeconomic reform – to improve the efficiency and competitiveness of Queensland’s economy and industries

•	infrastructure investment – to service Queensland’s continued population and industry growth

•	skills and innovation – to drive increases in labour and capital productivity.

Figure 3.1

Framework for economic and productivity growth

Budget Strategy and Outlook 2007-08	33

RESPONSIBLE ECONOMIC AND FISCAL MANAGEMENT

The Charter of Social and Fiscal Responsibility sets out the Government’s commitment to building and maintaining a strong diversified economy, and to deliver high quality services to improve the quality of life for Queenslanders. Key strategies include:

•	expanding market access, export and trade opportunities

•	creating additional job opportunities

•	maintaining a competitive tax environment for business development and jobs growth

•	diversifying and strengthening the economy through value adding, productivity growth and the development of future growth industries.

More detail about the Government’s fiscal objectives and performance is in Chapter 1. The State’s economic performance is detailed in Chapter 2.

Taxation reform

The Government has a commitment to the ongoing reform of the State tax system in order to minimise the burden on Queensland taxpayers while still raising sufficient revenue for the funding of high quality State services and infrastructure. Further details on tax policy are provided in Chapter 5.

Payroll tax harmonisation

The Queensland Government recognises the importance to business of increased harmonisation across jurisdictions and has been working with other states and territories to increase consistency in their application of payroll tax.

The Queensland Government will further increase consistency across jurisdictions by aligning in a number of areas Queensland’s payroll tax system with those of other states, including the harmonised system announced by the Victorian and New South Wales governments in January 2007.

Land tax reform

The Government recognises that a vibrant property market can result in sharply rising land valuations and short-term financial pressure on land owners through large increases in land tax liabilities.

Building on land tax reforms announced in recent Budgets, the Government is providing further assistance through a package that:

•	caps the increase in annual average land values at 50% each year for three years for the purposes of calculating land tax liabilities, commencing 1 July 2007

34	Budget Strategy and Outlook 2007-08

•	increases the tax-free threshold for resident individual land tax payers from $500,000 to $600,000 from 2007-08

•	increases the tax-free threshold for company, trustee and absentee land tax payers from $300,000 to $350,000 from 2007-08.

Stamp duty abolitions

The Government is committed to a schedule of stamp duty abolitions that balances a range of community priorities, including the maintenance of the State’s tax competitiveness while funding the delivery of essential community services and the provision of critical new infrastructure.

The schedule includes the abolition of nine stamp duties. To date, seven have been abolished, yielding savings to taxpayers of $345 million in 2006-07.

The remaining two stamp duties will be abolished by 2011.

•	Mortgage duty will be halved from 1 January 2008 and fully abolished from 1 January 2009.

•	Duty on the transfer of core business assets will be halved from 1 January 2010 and fully abolished from 1 January 2011.

MICROECONOMIC REFORM

The Government is implementing a program of microeconomic reform to improve the efficiency and competitiveness of the Queensland economy and industry.

Full Retail Competition

The Government is introducing Full Retail Competition (FRC) into the Queensland electricity market from 1 July 2007. This means households and small businesses will be able to choose from which retailer they purchase their electricity.

FRC will encourage the energy sector in Queensland to become more competitive and be more responsive to customer needs.

No customer will be made worse off as a result of the introduction of FRC because they will have the choice of remaining on State-wide regulated tariffs.

The FRC reform will also be a catalyst for long-term investment in electricity generation in Queensland. Major integrated energy companies with retail customers will have an incentive to invest in generation.

Budget Strategy and Outlook 2007-08	35

From 1 July 2007 FRC will also be introduced for gas. Introducing this reform to coincide with electricity FRC will enable retailers to enter the market in Queensland to offer customers the opportunity to supply both gas and electricity. This will have the effect of expanding the gas market in Queensland, which by interstate standards is comparatively small.

It also provides the basis for greater competition in gas wholesale supplies and further impetus for pipeline development in this State.

More gas supplies and increased pipeline developments will mean better outcomes for customers both in respect of price and choice and, when coupled with electricity deregulation, will allow Queensland to meet growing energy demand.

Reform of economic regulation framework

Queensland is finalising a review of the regulation framework which will improve the system of economic regulation in the State.

The Queensland Competition Authority Act 1997 provides the legislative framework for the State’s third-party access regime. It establishes a legal right for competing firms to share certain significant infrastructure services, such as rail and ports in Queensland, through the independent pricing and access advice provided by the Queensland Competition Authority (QCA). The proposed changes to the framework will enhance the ability of the QCA to provide quality targeted advice to parties operating under the regulatory regime in Queensland. The reforms will also forge a consistent national approach to the regulation of these infrastructure services and increase certainty for parties operating in the regulatory regime in Queensland. This will encourage investment in infrastructure in Queensland, enhance competition and benefit Queensland consumers.

A number of the proposed changes will comply with the requirements of the new Competition and Infrastructure Reform Agreement (Agreement) signed by the Council of Australian Governments (COAG) in February 2006. These changes include the introduction of nationally consistent objects clauses and pricing principles, in addition to binding six month time limits on decisions by regulators.

Asset sales and the Queensland Future Growth Fund

The energy retail asset sales will contribute to the future economic prosperity of Queensland by encouraging greater competition in the new fully contestable energy retail market, which is scheduled to commence from 1 July 2007.

Robust competition will help ensure customers get the best possible deals from the energy retailers. Queensland is a booming economy, with strong growth in energy demand driven by the economy.

36	Budget Strategy and Outlook 2007-08

It was considered that, given the expected level of intensity in competition with full retail contestability, it was no longer appropriate for public resources to be allocated through ENERGEX and Ergon Energy to a service function which will be able to be fully met in an economic and efficient way by the private sector.

This decision has enabled ENERGEX and Ergon Energy to more fully devote their resources to the large network upgrade programs they are required to deliver. In 2007-08, for example, the combined capital program of the two energy distributors will be a record $1.738 billion.

Ergon Energy also will retain responsibility for managing those customers who choose to remain on the energy franchise, and not enter the contestable market. It is expected that about 600,000 customers in rural and regional locations will choose to remain on the franchise and remain with Ergon Energy.

The Queensland Future Growth Fund is financed from the proceeds of energy asset sales – ENERGEX’s electricity and gas retail business, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including Ergon Energy’s subsidiary, Powerdirect. The sale processes were very competitive and delivered positive outcomes for the State. The prices received for the businesses compare favourably with previous retail asset sales in Australia and reflect the growth opportunities available in South East Queensland.

The proceeds have been transferred into the Queensland Future Growth Fund and are being used across a range of infrastructure projects. Details of these initiatives are outlined in Chapter 4.

Climate change – ClimateSmart 2050

Climate change represents a major global challenge that requires short, medium and long-term policies that provide for a transition to a low carbon emissions future. Building on a range of actions already taken to address climate change, including the banning of broadscale clearing of vegetation, a commitment to participate in a National Emissions Trading Scheme and investment in clean coal technology (including $300 million from the Queensland Future Growth Fund), ClimateSmart 2050 is Queensland’s climate change strategy.

ClimateSmart 2050 involves policy and program initiatives that will facilitate the transition to a low carbon future including:

•	increasing the 13% target for electricity from gas-fired generation to 18% by 2020

•	setting a renewable and low emissions energy target of 10% by 2020

•	$100 million from the Queensland Future Growth Fund for a program of initiatives involving renewable energy research and development and programs to achieve industry and household energy savings.

Budget Strategy and Outlook 2007-08	37

A new $300 million Queensland Climate Change Fund has also been established to support future investments in climate change initiatives.

Ports review

The Queensland Government is undertaking a review of port operations and commercial business practices at the significant ports in Queensland. The review aims to ensure that these ports:

•	are managed efficiently and, where appropriate, allow for competition in the provision of port and related infrastructure

•	maximise the opportunity for competition in upstream and downstream markets, and do not misuse market power

•	are only subject to economic regulation where there is a clear need.

The review is expected to be completed by the end of 2007.

Reform of the legal profession

This year, the Government enacted the final tranche of legislation to implement a national model for reform of the legal profession. The national model is aimed at improving the efficiency of the legal profession and further developing the national market in legal services.

The reforms have simplified and streamlined legislation governing the legal profession, promoted competitive practices by eliminating unnecessary regulation and reducing cross-border compliance costs, and enhanced overall accountability of the legal profession and professional bodies in regulating their members.

Tort law reform and Compulsory Third Party motor vehicle insurance

The Government’s implementation of tort law reform has made the insurance environment more sustainable, with benefits progressively flowing to the consumer in all facets of liability insurance.

One consequence has been greater competition in the market for compulsory third party motor vehicle insurance (CTP). Actuarial advice indicates strong evidence of a continued reduction in claim frequency across all claims in the CTP scheme. For example, motorists are now saving up to 12.7% or $37.40 on their previous 12 monthly Class 1 (sedans and station wagons) renewal. This recent reduction in premiums is on the back of reductions over the preceding year in the order of 9%.

38	Budget Strategy and Outlook 2007-08

WorkCover premiums

Queensland has maintained the lowest average workers’ compensation rate of any state in Australia for the last seven years. In 2005-06, significant increases in wages growth combined with stronger than expected investment returns enabled WorkCover Queensland to maintain a fully funded position while allowing for an appropriate balance between workers’ benefits and employer premiums.

An independent review of Queensland’s workers’ compensation system was undertaken in February 2007. Following the Report of the Review, the Government announced a further reduction in premiums from $1.20 per $100 in wages to $1.15 per $100 in wages for the next three years. This reduction in premium will take effect from 1 July 2007 and will result in the average premium rate having fallen by over 19% since 1 July 2005.

Regulatory efficiency

The Queensland Government’s Review of Hot Spots for Regulatory Reform and Review of Legislative/Regulatory Reform Initiatives in the Queensland Government were completed in 2006.

The Review of Hot Spots for Regulatory Reform, conducted in parallel with three industry specific reviews of the impact of regulation on the manufacturing (including food production and processing), retail and tourism industries, identified regulatory issues adversely affecting business in Queensland. The Review provided business and the community with an opportunity to provide input into Queensland’s regulatory reform agenda.

The Review of Legislative/Regulatory Reform Initiatives in the Queensland Government – Phase 1 was undertaken by the Service Delivery and Performance Commission to examine and identify improvements in regulatory reform initiatives in Queensland.

In addition to State-based regulatory reforms, Queensland is committed to the COAG led regulatory reforms, as part of the COAG National Reform Agenda announced in February 2006. Building on these commitments, COAG recently agreed to the following actions to address various regulatory ‘hotspots’, including:

•	implementing national rail safety legislation and a nationally consistent rail safety regulatory framework

•	developing a timetable to achieve national occupational health and safety (OHS) standards and harmonise elements in primary OHS legislation

•	developing a proposal for more consistent and efficient system of environmental assessment and approval

Budget Strategy and Outlook 2007-08	39

•	ensuring best practice regulation making and review processes apply to the Building Code of Australia (BCA) and removing unnecessary State-based variations to the BCA

•	developing a process to deliver a single online registration system for Australian Business Numbers and business names, including trademark searching.

COAG human capital reforms

As well as Queensland-specific skills measures, Queensland is participating in a set of human capital reforms being implemented through COAG. At its April 2007 meeting COAG announced a specific series of reforms designed to cover Type 2 diabetes, vocational education and training, literacy and numeracy, and early childhood and child care. These reforms aim to improve labour force participation and skills.

COAG will implement a $200 million cost-shared package to counteract the spread of diabetes, with the development by mid 2008 of nationally agreed risk assessment tools, program standards and accreditation arrangements for prevention programs and providers.

A $40 million cost-shared package over four years will be provided to assist Indigenous adults in regional and remote communities access further education and training opportunities, in support of the Work Skills Vouchers program.

To improve literacy and numeracy, states and the Australian Government will develop:

•	a core set of nationally consistent teacher standards for literacy and numeracy by the end of 2007

•	accredited university teacher education courses, and register or accredit teachers to meet these standards by 2009

•	diagnostic assessments for children upon entry to primary school by 2010

•	a core set of nationally agreed skills, knowledge and attributes for school principals by the end of 2007.

Additionally, states will work with the Australian Government to develop an intergovernmental agreement by 2008 on a national approach to quality assurance and regulations for early childhood education and care. The agreement aims to improve standards in early childhood services, remove overlaps and duplication between state and Australian Government regulations and reduce red tape for service providers.

40	Budget Strategy and Outlook 2007-08

Service Delivery and Performance Commission (SDPC) reviews

The SDPC is undertaking a program of reviews to improve public service performance, service delivery and accountability. The Commission has recently completed or is currently reviewing:

•	purchasing and logistics in the Queensland Government

•	shared service initiative

•	whole-of-Government performance management reforms

•	QFleet and GoPrint

•	performance management review - Department of Communities, Disability Services Queensland and Aboriginal and Torres Strait Islander Policy

•	performance management review - Department of Local Government, Planning, Sport and Recreation

•	performance management review - Department of Tourism, Fair Trading, Wine and Industry Development.

Most of these reviews will be completed by mid 2007, with the Government then developing an appropriate response.

Local Government reforms

The Government has recently commenced a local government reform initiative that seeks to establish a modern, contemporary system of local government in Queensland. The key drivers for reform include the financial sustainability of councils, the ability of councils to deliver and fund efficient infrastructure and services and the need for a regional approach to planning and service delivery.

A Local Government Reform Commission has been established to determine boundaries and electoral arrangements for new councils and is to provide its recommendations in August 2007. It is envisaged that Local Transitional Committees will be formed for those councils that are amalgamated, leading to the next local government elections in 2008.

INFRASTRUCTURE INVESTMENT

The Government is committed to increasing Queensland’s infrastructure base. This is reflected in the scale of its capital program. For the General Government sector, purchases of non-financial assets are estimated to be $5.463 billion in 2007-08.

Budget Strategy and Outlook 2007-08	41

Chart 3.3

General Government purchases of non-financial assets $ per capita

Sources: Unpublished ABS 5512.0 and 3101.0; various State Budget papers and State Budget Mid Year Reviews/ Budget Updates; population estimates from Australian Government Budget Paper No.3, 2007-08.

Charts 3.3 and 3.4 show Queensland’s per capita capital investment has been higher than the rest of Australia for many years and will continue to be the largest of any State in 2007-08 – this is related to continued strong population growth and to support of industry expansion in the State.

Chart 3.4

General Government purchases of non-financial assets $ per capita – 2007-08

Sources: QLD, VIC, WA State Budgets, NSW, SA, TAS Mid Year Reviews/Budget Updates.

42	Budget Strategy and Outlook 2007-08

Water

Water is a key focus of the capital program.

Water infrastructure development

The Queensland Government is making significant investments in water infrastructure throughout the State, particularly in South East Queensland (SEQ), to help alleviate the impacts of the current drought and ensure security of supply for current and future domestic, commercial, industrial and rural users.

The Government’s approach to water infrastructure development is to undertake a considered needs-based assessment of new infrastructure proposals to ensure that the infrastructure is economically and environmentally sustainable. This is consistent with the Government’s Guidelines for Financial and Economic Evaluation of New Water Infrastructure in Queensland and is a key element in the preparation of the Regional Water Supply Strategies.

State and local governments’ planned major investments in new water infrastructure in SEQ, including long-term projects beyond the forward estimates period, are estimated at $9 billion. Specific projects include:

•	a desalination plant being built at Tugun on the Gold Coast, which will supply desalinated water into the SEQ water grid

•	a two-way flow pipeline to transfer water between the Gold Coast and Brisbane (including water from the desalination plant) via the Southern Regional Water Pipeline

•

undertaking the Western Corridor Recycled Water project to recycle treated waste water from sewerage treatment plants together with associated pipelines to deliver this water to power stations and SEQ urban water storages (partially funded by the Commonwealth)

•	northern and eastern inter-connector pipelines to supply water into the SEQ water grid from north of Brisbane and North Stradbroke Island

•

the Traveston Crossing and Wyaralong Dams and associated works (including the Cedar Grove Weir and Bromelton Off Stream Storage). Initial works and environmental impact studies are being undertaken in relation to these longer term projects.

In addition to the projects in SEQ, investigations are continuing into a range of projects, such as the Nathan, Connors River and Nullinga Dams in regional Queensland, which were previously announced as part of the State Water Policy. This policy outlined a range of possible infrastructure projects for investigation to meet the expected increased demand associated with continued urban, industrial and rural development.

Budget Strategy and Outlook 2007-08	43

Institutional reform

The Government has also committed to reforming the institutional arrangements in relation to the planning, control and management of water in SEQ. This is being undertaken primarily through the Queensland Water Commission (QWC).

The QWC is also tasked with controlling and overseeing the water restriction regime in SEQ to ensure that a regional approach is taken to the use of this scarce resource.

The QWC’s role in the management of water in SEQ includes:

•	planning for the best use of current infrastructure and appropriate augmentation options

•	identifying the current and future demand for water and the current and potential supply sources to meet that demand

•	providing advice in relation to the institutional arrangements review and the cost recovery and pricing framework for SEQ.

In February 2007, the QWC prepared two draft reports to the Government on institutional and pricing arrangements for water supply in SEQ, which were released for a period of public consultation.

Subsequently, the scope of the Commission’s reference for the report was widened to include an examination of existing asset ownership arrangements.

In May 2007, the QWC provided the Government with its Final Report on Urban Water Supply Arrangements in SEQ. This report contained recommendations for substantial reform of the institutional arrangements governing the provision of water in SEQ, aimed at providing long-term benefits to the Queensland community in relation to water security and customer services.

The QWC’s recommendations include the State taking control over the region’s bulk water supply assets and the local governments focussing on reform and rationalisation of their retail and distribution businesses.

The State Government has committed to establishing a Water Grid for SEQ, together with appropriate planning, operating and cost recovery regimes, for both new and existing infrastructure.

The Government has also committed to providing the Councils with fair compensation for any council-owned water assets transferred to the State in implementing the reforms.

The amount, form and timing of any compensation will be determined following a due diligence process, which will examine issues such as valuation methodology, condition of the assets, current financials associated with those assets and timelines for payments.

44	Budget Strategy and Outlook 2007-08

The State Government will also create a new statutory authority as the SEQ Water Grid Manager, which will be responsible for the equitable distribution of water across the region.

The 2007-08 Budget does not contain any funding commitment in relation to the transaction costs of implementing the proposed reforms or compensating councils for the transfer of assets, due to a range of factors, including:

•	consultation on the QWC Final Report and Government consideration of the specific recommendations is yet to be finalised

•	a thorough due diligence process will need to be completed to determine estimated costs and potential compensation payments

•	the planned transfer date is 1 July 2008.

SKILLS AND INNOVATION

Skills and innovation are central influences on economic and productivity growth. Skill improvements directly lead to increases in labour productivity. Innovation drives productivity growth across the board.

The Government is implementing three key policy plans to build Queensland’s skills base. These are the Queensland Skills Plan, Skilling Queenslanders for Work and Education and Training Reforms for the Future.

Queensland Skills Plan

The Government has allocated around $118 million in 2007-08 to continue implementing the Queensland Skills Plan. Launched in March 2006, this plan identifies actions that will transform and modernise the vocational education and training system.

The Government will continue to work with the community, industry, business and all levels of government to progress implementation of the plan, which includes:

•	initiatives to increase the number and capacity of quality training providers and a new State-wide SkillsTech Australia (formally the Trade and Technician Skills Institute)

•	a major capital works program to upgrade and enhance Technical and Further Education (TAFE) institutes (part of a total capital commitment exceeding $300 million over six years)

•	three additional Centres of Excellence to promote skills development, and new Skills Formation Strategies to ensure a collaborative approach to meeting the skills needs of industry

•	improvements to Queensland’s apprenticeship system and an additional 17,000 trades training places available in each year by 2010

Budget Strategy and Outlook 2007-08	45

•	an increase in the number of Certificate IV and above training places, with 14,000 additional places available each year by 2010.

Skilling Queenslanders for Work has replaced the Government’s former Breaking the Unemployment Cycle program. Skilling Queenslanders for Work especially focuses on helping young people, disadvantaged people, people with disabilities and people living in regional areas to develop their skills and so become more employable. It includes a range of project-based assistance and other financial support for skills development.

Education and Training Reforms for the Future (ETRF) is a Government reform package for education and training. ETRF has been implemented progressively since 2003. During 2007-08, the Government will fully implement the ETRF initiatives, including:

•

providing an estimated $50 million to ensure that all Queensland children who have reached the age of five years by 30 June 2008 have the opportunity to access the full-time Preparatory Year in that year

•	implementing the ‘learning and earning’ reforms, with students who commence Year 12 in 2008 being eligible for the new Queensland Certificate of Education.

Innovation

Innovation generates greater output from a given level of resources, and is a primary source of productivity growth and improvements in living standards.

The Government facilitates and encourages innovation by supporting research and development, offering incentives for potential innovators, by providing infrastructure and skill development to enhance the capacity of the innovation system and by generating a general culture of innovation in the community.

From the Queensland Future Growth Fund, $100 million will be directed towards Smart State projects, specifically the Innovation Building Fund. This will provide an opportunity to capitalise on previous investment in research and development infrastructure and further develop the State’s capacity in this area.

The Queensland Government has invested more then $1.4 billion in research, science and innovation related infrastructure and facilities since 1998. Some recent investments in world leading infrastructure and facilities include:

•	The University of Queensland’s Institute for Molecular Bioscience

•	Queensland University of Technology’s Institute for Health and Biomedical Innovation

•	James Cook University’s Tropical Science and Innovation Precinct

•	the Queensland Brain Institute at The University of Queensland

•	Griffith University’s Eskitis Institute for Cellular and Molecular Therapies

46	Budget Strategy and Outlook 2007-08

•	The University of Queensland’s Institute for Cancer, Immunology and Metabolic Medicine based at Princess Alexandra Hospital

•	The University of Queensland’s Australian Institute for Bioengineering and Nanotechnology

•	Griffith University’s Institute for Glycomics

•	the Centre of Excellence in Engineered Fibre Composites at the University of Southern Queensland

•	the Millennium Arts Project at the Queensland Cultural Centre, South Bank

•	Queensland University of Technology’s Creative Sciences Precinct

•	the Centre for Low Emissions Technology Centre.

Smart State Strategy 2005-2015

The Smart State Strategy has been an integral part of the Queensland Government’s focus on economic development. Smart Queensland: Smart State Strategy 2005-2015 is the second stage of the Smart State Strategy, which began in 1998.

Key initiatives of Smart Queensland include:

•	$200 million over four years for three new funds to build research centres and support innovation across a broad range of fields, including health and medicine, the environment, agriculture and mining

•

$100 million to establish the Smart Therapies Research Centre at the Princess Alexandra Hospital, investigating improved treatments and cures for cervical cancer, breast cancer, melanoma, liver and kidney disease, HIV, malaria, obesity, arthritis, diabetes, bone and pregnancy-related metabolic disorders. The Australian Government has announced an additional $100 million contribution towards the establishment of the Centre, which will involve a number of partners including The University of Queensland, Queensland University of Technology and CSIRO

•

$46 million over four years to establish two new state schools of excellence for senior school students in creative arts and science, maths and technology. In 2008, a third academy promoting health and allied health professionals will be established on the Gold Coast, in partnership with the newly established medical, dental and allied health facility at Griffith University Gold Coast

•	$56 million over four years in new school technology, including opportunities for students, their parents and teachers to more readily access school material.

Budget Strategy and Outlook 2007-08	47

Innovation Performance

The innovation performance of Queensland businesses has grown stronger in recent years. In 2002 and 2003, the share of Queensland businesses innovating was 27.2% (below the Australian average of 29.6%). However, in 2004 and 2005 the Queensland share of businesses innovating had increased to 33.6% (slightly above the Australian average of 33.5%).

To illustrate Queensland’s improved performance, Chart 3.5 shows in more detail changes in the innovation performance of Queensland and Australian businesses. There has been strong growth in all of the measures since 2002 and 2003.

Chart 3.5

Change in innovative practices

Note: The survey compared results for the calendar years 2004 and 2005 with 2002 and 2003. Source: ABS Catalogue 8158.0

The State’s economic and fiscal management framework has provided a stable and supportive environment for this improvement in innovation performance. A further key influence has been the Smart State Strategy’s work to establish a culture of innovation in Queensland. Since the Smart State Strategy’s inception, Queensland has exceeded the national performance in facilitating the application of new knowledge to private business.

48	Budget Strategy and Outlook 2007-08

4.	BUDGET PRIORITIES AND INITIATIVES

FEATURES

•	The key areas for service enhancements in the 2007-08 Budget include health, disability services, housing, child safety, education and training, police and water, road and transport infrastructure.

•	Queensland Health’s Budget in 2007-08 is estimated at $7.151 billion, a 12% increase on the 2006-07 comparable Budget.

•	The 2007-08 Budget provides an additional $237.4 million in recurrent funding and $136.7 million in capital funding over four years to enhance the delivery of disability services in Queensland.

•	A housing assistance package of $719.3 million is provided in the 2007-08 Budget, underpinning a range of social housing solutions.

•

In the 2007-08 Budget , the Department of Child Safety has been provided with $58.7 million in recurrent and $36.4 million in capital funding over four years to fund the expansion of existing programs and implement a new initiative aimed at providing Queensland’s most vulnerable children, babies and toddlers, with their one chance at childhood.

•	An education and training capital works program of $562.8 million is budgeted in 2007-08 to provide high quality Queensland state school and TAFE learning environments.

•

Funding of $57.4 million over four years is allocated for the construction of a Joint Contact Centre at Zillmere to accommodate officers from the Queensland Police Service and Smart Service Queensland.

•

The Budget also provides significant funding for the development of new water infrastructure and a range of water saving initiatives. Funding of $100.8 million has been provided in 2007-08 for WaterWise Rebate Schemes.

•	An additional $70 million over four years is provided for public transport services to address overcrowding and to improve levels of service in key growth corridors.

INTRODUCTION

This chapter details:

•	the Government’s identified outcomes and priorities which underpin the 2007-08 Budget

•	service delivery initiatives and developments for each of the Government’s key priorities.

Budget Strategy and Outlook 2007-08	49

As part of its commitment to ensuring a better quality of life for all Queenslanders, the Government has identified eight outcomes that it is working to achieve for the people of Queensland. These outcomes are outlined in the Charter of Social and Fiscal Responsibility and include economic development, community wellbeing and environmental sustainability. All government services contribute to one or more of these outcomes for the community.

To support the achievement of these outcomes, the Government has a clear policy agenda, currently targeting seven priority areas in which the Government will concentrate efforts to improve performance and respond to changing community needs and expectations.

These priorities are:

•	improving health care and strengthening services to the community

•	growing a diverse economy and creating jobs

•	realising the Smart State through education, skills and innovation

•	managing urban growth and building Queensland’s regions

•	protecting our children and enhancing community safety

•	protecting the environment for a sustainable future

•	delivering responsive government.

The 2007-08 Budget provides for a range of specific initiatives and service developments that will assist in achieving these key policy priorities. The major revenue initiatives to achieve the Government’s priorities in the 2007-08 Budget relate to State taxation, including payroll tax, land tax and vehicle registration duty. A full discussion of the revenue initiatives and issues is provided in Chapter 5.

Spending to achieve these priorities falls into two categories, recurrent and capital. Recurrent expenses are the costs incurred in providing services and running and maintaining assets and are addressed in detail in Chapter 6. Capital expenditure relates almost exclusively to the purchase and construction of assets that are used to support service delivery, such as hospitals, schools, courthouses, police stations, fire and ambulance stations and roads. Capital expenditure is discussed in Budget Paper No. 3 – Capital Statement.

Details of some of the service delivery initiatives in the 2007-08 Budget that support the achievement of the Government’s priorities are described below. While highlights of the Budget are described in terms of their primary impact on the community, many assist the Government in pursuing more than one key priority.

More detailed information on service delivery initiatives can be found in individual Ministerial Portfolio Statements.

50	Budget Strategy and Outlook 2007-08

IMPROVING HEALTH CARE AND STRENGTHENING SERVICES TO THE COMMUNITY

Improving hospital and health services as well as other services to the community is a continuing priority for the Government. Major service developments and initiatives relating to this priority are detailed below.

Health initiatives

Clinical education and training, prevocational and vocational training

Recurrent funding of $145 million over four years ($25 million in 2007-08) is provided for clinical education and training, and prevocational and vocational training initiatives for medical, nursing and allied health staff. This funding will be used to further enhance the clinical education and training provided to our current and future health workforce.

e-Health

The Budget provides $140.9 million in recurrent funding and a total of $149.4 million in equity funding (including an additional $102.2 million) over four years for e-Health. Funding will go towards implementing a multi-use electronic record for patients and client areas to provide a patient-centric focus to health care delivery across a networked model of care.

Patient transport reforms

Recurrent funding of $101.8 million over four years ($25.4 million in 2007-08) is provided for patient transport reforms, including additional funding for services provided by the Queensland Ambulance Service, and further funding support for the Royal Flying Doctor Service and the Careflight Medical Service.

Mental health services

The total investment in mental health will increase by $895 million in just over five years to 2010-11. The Budget provides an additional $52.8 million in recurrent funding over four years ($12.3 million in 2007-08) to enable the full implementation of the recommendations of the Review of the Mental Health Act 2000 (Butler Review). This funding will assist the Government in enhancing the provision of support, information and assistance to victims of crime in matters where an offender has a mental illness. Additional details about this reform and mental health services are outlined in Box 4.1.

Budget Strategy and Outlook 2007-08	51

Health infrastructure investment

Additional funding of $157.1 million over four years in recurrent funding ($18.6 million in 2007-08) and $122.6 million over four years in capital funding ($64.6 million in 2007-08) is provided for a number of critical health infrastructure projects, including Health Precincts at North Lakes and Browns Plains, and the Thursday Island Chronic Disease Prevention and Management Centre.

Capital funding of $87.6 million over four years ($27.6 million in 2007-08) has been provided to assist Queensland Health in responding to health infrastructure needs across Queensland, including renal services.

Proceeds from the long-term arrangement entered into between the Golden Casket Lottery Corporation and Tattersall’s are being used for the construction of the new Children’s Hospital. More details are provided in Box 4.2.

Other health services

The Government is allocating:

•

a funding package of an additional $95 million in recurrent funding over four years ($20 million in 2007-08) to address a number of critical health priorities including the implementation of a State-wide Trauma Plan, initiatives to prevent youth substance misuse including ‘Ice’, and improved blood safety and quality

•	additional recurrent funding of $80 million over four years ($20 million in 2007-08) for enhancements to outpatient service delivery across Queensland.

Services for people with disabilities

The 2007-08 Budget provides an additional $237.4 million in recurrent funding and $136.7 million in capital funding over four years to enhance disability services in Queensland. This includes $33.4 million in recurrent funding and $29.0 million in capital funding in 2007-08, building on the $128 million over four years provided for disability services in the 2006-07 Budget. Key elements of this funding are outlined below.

Contemporary service delivery approach

Funding of $23.5 million recurrent over four years is provided to implement system reform in response to public consultation on the document Have your say: On improving disability services in Queensland. Disability Services Queensland will develop a conceptual framework to provide a rigorous system of assessing, prioritising, planning, matching, monitoring and reviewing service support needs. The new system approach will result in the provision of fairer and more transparent access to specialist disability services funded by the Government.

52	Budget Strategy and Outlook 2007-08

As part of these directions, the Budget provides new recurrent funding across Government of $88.9 million over four years and capital funding of $24.4 million over four years to provide a targeted service response based on advice by Honourable WJ Carter QC around challenging behaviour and disability. Disability Services Queensland will develop a service response that will include:

•	establishing a centre for best practice in positive behaviour support

•	positive behaviour support services

•	developing a positive behaviour support system

•	purpose built accommodation and support models

•	enhanced support staff training and development

•	legislative changes and support.

The Budget also provides new recurrent funding of $22.4 million over four years and capital funding of $40 million over four years to support clients with a psychiatric disability/severe mental illness and moderate to high support needs to relocate from mental health facilities to community settings. The capital funding associated with this program is provided to the Department of Housing to provide community-based accommodation.

Expansion of existing programs and initiatives

The Budget provides new funding for additional support packages within existing programs and initiatives as follows:

•

$20 million over four years to establish new and/or enhanced accommodation and day programs to be provided by Disability Services Queensland or non-government organisations, for people with a disability or for families living with a family member with a disability

•

$8 million over four years for the Post Schools Services – Adult Lifestyle Support Program, which assists young people with high and complex disability support needs who do not have work or further education options when leaving school

•

$10 million over four years to enable people with an acquired spinal cord injury to continue their care and support upon discharge from the Spinal Injuries Unit in Brisbane and to resume their lives upon their return to the community

•	$8 million over four years to enable young people with a disability to continue to receive support when they exit the care of the State on turning 18 years of age

•

$20 million over four years to provide increased support to meet the needs of accommodation support and respite service clients with challenging and/or complex behaviour and increasing health and mobility needs of ageing clients.

Budget Strategy and Outlook 2007-08	53

Home and Community Care program

In 2007-08, the Home and Community Care program is estimated to be $348.5 million, an increase of $35.6 million or over 11%. The Home and Community Care program is a joint Commonwealth and State funded program that provides basic support and maintenance services to assist older, frail and younger people with a disability to remain in their own homes.

Box 4.1 Mental health services

The Budget provides for additional funding of $90.7 million ($528.8 million over four years) to improve hospital and community based mental health services in Queensland. This amount includes $41.9 million in capital funding in 2007-08 ($198.3 million over four years) and is additional to the $366.2 million allocated in just over five years which commenced in 2006-07. With this allocation the total commitment of new funding to mental health, including funding from the Health Action Plan, is $895 million to 2010-11.

The funding will further support the implementation of the Council of Australian Governments National Action Plan on Mental Health 2006-2011.

The new funding commitment of $528.8 million has been allocated to a range of Government agencies to enhance inpatient and community mental health services.

In 2007-08, $2.6 million (totalling $23.8 million over four years) will be allocated to increase the capacity of the non-government sector to provide support for mental health consumers in the community through Disability Services Queensland. Queensland Health will invest $45.5 million, including capital funding of $18.1 million in 2007-08 to:

•        recruit and accommodate additional community mental health staff

•        develop and expand inpatient bed capacity

•        implement initiatives to develop the mental health workforce and improve service quality and safety in government and non-government sectors

•        improve mental health promotion, illness prevention and early intervention capacity.

The funding will also enable the implementation of the recommendations of the Review of the Mental Health Act 2000, including enhancing victim support systems, forensic mental health legal processes, risk management strategies and community awareness initiatives.

54	Budget Strategy and Outlook 2007-08

Initiatives to address housing need

The Department of Housing’s 2007-08 housing assistance package of $719.3 million underpins the provision of a range of social housing solutions. This expenditure includes $60 million over four years for improved housing provision for rural and remote Aboriginal and Torres Strait Islander communities. Funding of $85 million for 2007-08 is also provided from an injection of additional funding of $500 million over five years from the Queensland Future Growth Fund.

Major components of the $719.3 million package will include:

•

$27.9 million in capital funding and $3 million in recurrent funding in 2007-08 to continue the Responding to Homelessness initiative to deliver a range of accommodation initiatives. This includes the continued redevelopment of the Lady Bowen Complex to further expand the housing options for people at risk of homelessness in inner-Brisbane as well as further allocations to the Crisis Accommodation and Community-managed Housing—Studio Units

•

$297.8 million for the Public Housing and Aboriginal and Torres Strait Islander Housing rental programs and the Long Term Community Housing Program to purchase or commence construction of 544 dwellings, complete construction of 410 dwellings, upgrade existing dwellings, and purchase and develop land to facilitate future construction of social housing dwellings

•

$42.9 million for Community-managed Housing—Studio Units to purchase or commence 164 units of accommodation, complete construction of 126 units, and purchase and develop land to facilitate future construction

•

$24.8 million for the Crisis Accommodation Program to commence construction of three shelters, complete construction of one shelter and one dwelling, purchase two hostels and nine dwellings, upgrade one shelter, purchase and develop land to facilitate future construction and provide current grants to assist in responding to homelessness

•

$86.3 million for maintenance, upgrades and new construction in the 34 Indigenous communities. This includes providing $7 million for factory-built homes to increase social housing assets on smaller communities.

Budget Strategy and Outlook 2007-08	55

Other community services

Redress scheme

Building on the Government’s response to the Forde inquiry, a redress scheme of up to $100 million will be implemented for former child residents who experienced abuse and neglect in institutional care. Eligible people will be supported through ex-gratia payments, legal and financial services, and assistance during the application phase.

Increased youth detention centre demand

Following capital funding provided in the 2006-07 Mid Year Fiscal and Economic Review to increase Youth Detention Centre accommodation capacity, increased funding of $18.9 million over four years ($5.2 million in 2007-08) has been provided to meet the demand for accommodation and services for detained young people at Brisbane and Cleveland Youth Detention Centres. The funding will provide increased staffing levels to provide services to detained young people. In addition, $27.9 million in recurrent funding and $35.4 million capital over four years will provide new youth detention infrastructure and improve service capacity at existing youth detention centres.

Youth justice

The Budget provides increased recurrent funding of $22.5 million ($4 million in 2007-08) and capital funding of $1.3 million over four years to expand youth justice services, including increased capacity of the youth justice conferencing program, particularly enhancing Indigenous participation, addressing factors that lead to young people committing offences (including extending a bail support program) and the creation of a Young Offender Community Response Service to reduce the risk of re-offending.

Indigenous justice initiatives

The Supporting Indigenous Justice in Remote Communities project addresses community safety at the local level by building confidence in the justice system and improving access to justice services. Recurrent funding of $10.4 million over four years ($2.8 million in 2007-08) and capital funding of $0.54 million in 2007-08 has been provided to support a range of Indigenous justice initiatives, as part of the Government’s ongoing commitment to reducing Indigenous incarceration. Funding has been provided to establish a State-wide community justice reference group, provide an additional magistrate to conduct more frequent circuit courts in the Gulf, Cape York and Torres Strait as well as an additional Legal Aid Queensland officer to represent defendants in these regions.

56	Budget Strategy and Outlook 2007-08

Helping Queenslanders access legal services

In 2007-08, additional funding of $12.5 million is allocated to Legal Aid Queensland from the Legal Practitioners Interest on Trust Account Fund to provide improved legal services and representation to those in need.

Torres Strait Major Infrastructure program

Continued funding is provided for the Torres Strait Major Infrastructure program of $14 million per year for four years from 2007-08 for infrastructure and $0.5 million per year for an ongoing maintenance program, subject to matching Australian Government funding. Since 1998, the Queensland and Australian Governments have jointly funded the program which provides essential environmental health infrastructure to significantly improve health outcomes in Indigenous communities.

Protecting vulnerable adults

The Government is committed to providing better services and protection to vulnerable adults with impaired decision making capacity including adults with dementia, intellectual disability, psychiatric disability and acquired brain injury.

To provide advice and support for the decision making processes concerning the health care, residential services and financial matters of persons with impaired capacity through the Guardian and Administration Tribunal, the Office of the Adult Guardian, the Community Visitors Program and the Office of the Public Advocate, $7 million is allocated over four years.

To implement the Government’s response to the Service Response to Challenging Behaviours (the Carter Report), recurrent funding of $4.2 million over four years and capital funding of $0.08 million in 2007-08 has been provided for the Guardianship and Administration Tribunal, the Office of the Adult Guardian and the Community Visitor Program.

Enhanced child care regulation

Over the next four years, the Budget provides increased funding of $8 million ($2 million in 2007-08) for staffing to meet growing demand for child care statutory services across the State. An additional 10.5 officers will be employed to undertake licensing and monitoring functions across the State as well as three officers to provide training to address increasing licence complexity and to assist staff with complex legislative issues.

Budget Strategy and Outlook 2007-08	57

Integrated client management system

The Budget provides an additional $11 million of recurrent funding and capital funding of $9 million in 2007-08 for the continued implementation of case management systems, including child protection modules, for the Department of Child Safety and Department of Communities.

Early Years Strategy

Funds from the Best Start election commitment will purchase selected decommissioned preschool sites to provide community based early childhood education and care services and family support services across the State. Increased recurrent funding of $8.6 million over four years will upgrade and maintain the facilities.

Grants Management System

In 2007-08, additional funding of $3.8 million and capital funding of $3.1 million is provided to improve the Department of Communities’ Grants Management System. This will enhance service delivery through more efficient funding allocations to non-government organisations.

Arts Initiatives

Queensland Government Public Arts Policy (formerly Arts Built-in)

Over the next three years, the Government will invest $12 million ($4 million in 2007-08) in art to enliven public spaces. A centralised fund will allow the commissioning of larger works of art and ensure the quality and artistic merit of works enjoyed by Queenslanders and visitors to the State.

Visual Arts and Crafts Strategy

The Government will invest $4.6 million over four years (with $1.1 million allocated in 2007-08) to deliver Queensland’s contribution to the national Visual Arts and Craft Strategy. Funding will be invested in Indigenous arts infrastructure, supporting individual artists and boosting Queensland’s visual arts and craft industry. The funding extends the State’s commitment to the bilateral agreement with the Australian Government.

Pacific Film and Television Commission investment

The Pacific Film and Television Commission’s highly successful Revolving Film Finance Fund has been increased by 33%. This loan facility will make available a total of $20 million to assist the local film and television industry and to attract more interstate and overseas investment in productions in Queensland.

58	Budget Strategy and Outlook 2007-08

The Edge—State Library of Queensland auditorium refurbishment

As part of a $7.9 million allocation over two years, $2.3 million will be provided in 2007-08 to transform the existing auditorium into a creative ideas and technology centre for children and young people. The Edge will be shared by the State’s major cultural organisations and offer dynamic, experimental arts opportunities for young Queenslanders. The Edge is a cornerstone in the Government’s Arts and Culture Strategy for Children and Young People.

Box 4.2 Golden Casket Lottery Corporation-Tattersall’s arrangement

On 16 April 2007, the Government announced that it will enter into a long-term arrangement for Tattersall’s, through Golden Casket, to operate lotteries in Queensland under the State’s Lottery Licence, and will transfer the State’s shareholding in Golden Casket to Tattersall’s.

The State will receive proceeds of $530 million, giving Tattersall’s the right to operate the lottery business in Queensland (on an exclusive basis until 2016) and the sole rights to the use of the Golden Casket brands and trademarks until 2072.

The State will retain ownership of the key Golden Casket brands and trademarks and the Queensland Lottery Licence and, significantly, Tattersall’s will establish the national and international headquarters of its lottery business in Queensland.

Tattersall’s has also agreed to donate $10 million over three years towards the Royal Children’s Hospital Foundation, the Mater Foundation and the Starlight Children’s Foundation.

The new arrangements will also release to the Government around $140 million in surplus cash currently held by Golden Casket.

The total proceeds will substantially fund construction of the State’s new 400-bed Children’s Hospital. The hospital will now be funded from this arrangement rather than from borrowings, freeing up funds for other Government services.

The State will continue to receive lottery taxes from Golden Casket and the Government will continue to contribute to community initiatives through the Community Investment Fund. The Government will also continue to regulate the conduct of lottery games through the Queensland Office of Gaming Regulation.

Budget Strategy and Outlook 2007-08	59

GROWING A DIVERSE ECONOMY AND CREATING JOBS

Building on Queensland’s strong economic base benefits all Queenslanders through job creation and an enhanced quality of life. The Government will continue to stimulate economic development throughout Queensland with initiatives designed to expand export and trade opportunities, develop new and emerging industries and create jobs. Major service developments and initiatives to stimulate economic development throughout Queensland are detailed below.

Chapter 3 provides further details on the Queensland Government’s strategies to achieve this priority.

Industry initiatives

Smart mining

Increased funding of $22.2 million is provided over the next three years ($8.3 million in 2007-08) for the Queensland Exploration Development initiative. This includes geophysical data collection, funding for specialist staff to assist with access arrangements for land subject to native title, grants for the mobilisation of drilling and geophysical equipment and initiatives that assist mineral exploration companies to better define exploration targets. Increased funding of $1.8 million in 2007-08 ($4.4 million over the next two years) is also provided for geological data acquisition, mapping and conversion under the Smart Exploration Program. Both initiatives are intended to stimulate further exploration investment in Queensland.

Queensland Mines Inspectorate review implementation

Additional funding in 2007-08 of $0.83 million is provided to finalise the implementation of recommendations from the Review of the Queensland Mines Inspectorate. These include a range of reforms to mining health and safety services such as qualification requirements and remuneration for mines inspectors and upgraded database integrity.

Queensland Tourism Strategy: A 10-year vision for sustainable tourism

In December 2006, the Government released the Queensland Tourism Strategy, which provides a $48 million package over four years. Consistent with the Strategy, the Government will allocate funding of $12.8 million in 2007-08. The Strategy is a partnership between the Queensland Government and the Queensland tourism industry to capitalise on the growth opportunities of the industry. The Strategy adopts a strategic approach to achieving industry sustainability through preserving existing markets, increasing visitor expenditure and enhancing product and industry development opportunities.

60	Budget Strategy and Outlook 2007-08

Western Hardwoods Plan

Funding of $31.8 million has been allocated towards implementing the Western Hardwoods Plan over three years and operating the State-wide Forest Process over two years.

Development of Clean Coal Technology

The Queensland Government has committed equity funding of $300 million to support advanced clean coal technology in Queensland utilising integrated gasification and carbon capture and storage techniques. Subject to considering issues of scale and technical configuration $56.8 million has been allocated in 2007-08 (of potential total funding of $102.5 million) to continuing the feasibility study into the ZeroGen project.

Ministerial Council on Energy activities

Additional funding of $4.2 million is allocated in 2007-08 for Queensland’s contribution to the Australian Energy Market Commission and other national energy market reforms being progressed by the Ministerial Council on Energy, in which Queensland participates as part of the Council of Australian Governments.

Other initiatives

Innovation Building Fund

Funding of $100 million from the Queensland Future Growth Fund has been provided to extend the existing Innovation Building Fund which funds infrastructure for strategic research and development throughout the State.

QBuild community service obligations

Total funding of $9.2 million is allocated in 2007-08 to allow QBuild to continue its community service obligation programs. The funds will allow QBuild to continue to employ and train a significant number of apprentices over and above industry standards throughout Queensland, and assist Indigenous apprentices obtain qualifications within their chosen trades. This funding continues the Government’s ongoing commitment to creating additional job opportunities and breaking the unemployment cycle.

Budget Strategy and Outlook 2007-08	61

REALISING THE SMART STATE THROUGH EDUCATION, SKILLS AND INNOVATION

In recent years, the Government has laid the foundation for establishing Queensland as the Smart State. Initiatives have focused on education and training reforms and facilities and improving workforce skills for current and future needs by focusing on lifelong learning.

Major service developments and initiatives to support the Smart State priority are detailed below.

Education and training initiatives

In 2007-08, funding for up to 192 additional teachers and teacher aides will be provided in state schools to meet enrolment growth.

Building new and better facilities

The Government’s education and training capital works program of $562.8 million in 2007-08 helps to provide high quality environments in which Queensland state school and Technical and Further Education (TAFE) students can learn.

Approximately $189 million of the capital works program is earmarked in 2007-08 for the construction of initial stages at two new primary schools (West Pacific Pines and Northern Coomera), staged works at 11 schools and to provide new classrooms at existing schools to accommodate Queensland’s growing student population.

The Government is also budgeting approximately $86.9 million to refurbish and construct TAFE training facilities. This includes:

•	SkillsTech Australia Acacia Ridge campus construction and to continue developing specialist trade centres in Mackay and Townsville

•	facilities refurbishment at the Tropical North Queensland Institute of TAFE Cairns Campus ($2 million)

•	continuing the Southbank Education and Training Precinct redevelopment ($13.7 million).

In addition, $143.6 million will be invested in 2007-08 to improve existing infrastructure in schools, including special education facilities.

Around $77.5 million of the 2007-08 capital works program is allocated for ongoing school maintenance. This includes an estimated $20.6 million to finalise the replacement of roofs in state schools as part of the Accelerated Asbestos Roof Replacement Program and $5 million for the continued installation of electrical safety switches in at least 100 state schools.

62	Budget Strategy and Outlook 2007-08

In 2007-08, $80.5 million has been allocated under the Tomorrow’s Schools program to commence planning and establish pilot projects as well as funding $31.1 million to progress the development of a new Queensland Academy for Health Sciences (part of a total capital commitment of $35 million, excluding land, over two years) to open in 2008.

The new Queensland Academy for Health Sciences will involve a partnership with Griffith University to allow students to specialise in the health industry and follows the opening, in 2007, of the Queensland Academy for Science, Mathematics and Technology at Toowong, and the Queensland Academy for Creative Industries at Kelvin Grove. A further $35.6 million has been allocated for these existing academies to support the first cohort of students entering Year 12 in 2008.

Improving outcomes for Indigenous students

The Budget includes additional funding of $10 million over four years ($2.5 million in 2007-08) to improve education outcomes for Indigenous students by trialling professional support teachers and learning support teams in targeted schools.

The 2007-08 Budget also includes $4.3 million in recurrent funding and $1.8 million in capital funding to continue implementing the Bound for Success initiative to improve the education, training and career opportunities for Aboriginal and Torres Strait Islander children and young people. This funding forms part of the four year commitment of $19.4 million in recurrent funding and $9.2 million in capital funding announced in the 2006-07 Budget.

Increased funding for students with disabilities

The Budget provides an additional $30 million over four years ($5.3 million in 2007-08) to support the phasing out of signed English and adoption of Australian Signed Language (Auslan) as the language of instruction for deaf/hearing impaired students. The Budget also provides approximately $2.5 million in increased funding for students with disabilities in 2007-08, increasing to around $5 million per year in subsequent years.

Prep Year implementation

The 2007-08 Budget allocates approximately $50 million to support full implementation of the Prep Year in 2008, when all 4 1/2 to 5 1/2 year old Queensland children have the opportunity to access the full-time Prep Year. This funding will employ more Prep teachers, provide professional development for school staff and includes $5.5 million in grants to schools for curriculum resources including books, art and craft materials and indoor play equipment.

Budget Strategy and Outlook 2007-08	63

Computers for teachers

The Government will invest $70 million over four years to provide computers to teachers in state schools and TAFE institutes State-wide. Funding commences with $10 million in 2007-08 and increases to $20 million per year thereafter to provide all permanent teachers working more than two days per week with a computer and necessary associated professional development.

Queensland Skills Plan

The Government is continuing to implement the Queensland Skill Plan (launched March 2006) to achieve significant reforms to the State’s vocational education and training system.

In 2007-08, around $118 million is budgeted (as part of approximately $800 million over four years from 2006-07) to continue to transform and modernise the vocational education and training system and to better match the supply of skilled labour to the needs of industry and the demands of the Queensland economy.

Major Queensland Skills Plan initiatives for 2007-08 include:

•	$17.1 million to create 4,250 additional trade training places for emerging and high-growth industries. By 2010, this will increase to 17,000 extra places each year

•	$13.4 million for training and career information services at 17 existing Skilling Solutions Queensland centres

•	$4.5 million to further industry’s engagement in vocational education and training through Centres of Excellence.

The Government will also continue its capital program to modernise the State’s network of TAFE institutes across the State (part of a total capital commitment exceeding $300 million over six years from 2006-07).

Employment initiatives

Skilling Queenslanders for Work

The Skilling Queenslanders for Work initiative announced in 2006-07 commences on 1 July 2007. This initiative will assist approximately 17,000 Queenslanders during 2007-08. During the first year of the initiative, $81.8 million will be spent to provide more intensive case-management approaches to support people who are most vulnerable in the labour market to gain sustainable job ready skills and employment outcomes.

64	Budget Strategy and Outlook 2007-08

MANAGING URBAN GROWTH AND BUILDING QUEENSLAND’S REGIONS

Queensland’s strong population growth, particularly in South East Queensland region, presents challenges for transport systems and other infrastructure, services and the environment.

Major service developments and initiatives to support this priority are detailed below.

Transport initiatives

In addition to the transport service developments and initiatives set out below, Box 4.3 outlines a range of solutions which the Government has introduced to alleviate congestion.

South East Queensland Infrastructure Plan and Program (SEQIPP)

In the 2007-08 Budget, the Government continues to progress the implementation of the SEQIPP. Some major projects included in SEQIPP are:

•

$129 million to complete the construction of the Inner Northern Busway sections one and two. This project has a total estimated cost of $333 million and will link the Queen Street Bus Station to the already completed stages of the Inner Northern Busway near Roma Street

•	$5 million to complete the construction on the Normanby Cycle connection. This cycleway will link Normanby to the Roma Street Parklands

•

$17.4 million towards the construction of cycle links to enhance the cycle network in SEQ, made up of $2.8 million towards the construction of State-owned cycle links and $14.6 million in grants to be provided to local authorities

•	$13.8 million towards the construction of the Robina Transport Hub and to continue the planning and design of projects as part of the TransLink Station Upgrade Program

•	$85.8 million towards the construction of a Eastern Busway corridor connection from the Eleanor Schonell Bridge to Ipswich Road with stations at Princess Alexandra Hospital and Park Road

•

$50 million towards the construction of the Eastern Busway: Princess Alexandra Hospital to Buranda. Construction will include an elevated busway station within the Princess Alexandra Hospital and will be a key link in the regional busway network

•	$46.7 million towards the construction of the Eastern Busway connection between Buranda and Capalaba

•	$103.3 million towards the construction of the Northern Busway between the Royal Children’s Hospital and Kedron.

Budget Strategy and Outlook 2007-08	65

New Queensland driver licence

The Budget provides $27.1 million to continue developing a New Queensland driver licence. The new licence will meet community demand for a secure licensing system that improves protection against fraud and identity theft.

Public transport service improvements

The Government will inject an additional $70 million over the next four years for additional public transport services. This additional funding will address overcrowding due to growth in passenger demand and provide improved levels of services in key growth corridors.

Integrated Ticketing System

The 2007-08 Budget provides $16 million towards the new Integrated Ticketing System. The new Integrated Ticketing System includes the use of smartcard technology as part of a wider program by TransLink to introduce a new fare collection system. The new system will make it easier and quicker for customers to pay fares and travel across SEQ.

Palm Island entrance channel dredging and associated works

Funding of $5 million is provided in 2007-08 for Palm Island maritime works, including $3.5 million in additional funding for the dredging of the entrance channel to Palm Island barge ramp and jetty. The dredging will provide safe, all tide access for the existing ferry and barge services.

Additional transport inspectors

The Budget provides increased funding of $1 million in 2007-08 and $2 million per year ongoing from 2008-09 to engage additional transport inspectors to deliver enhanced safety related outcomes in both the heavy vehicle and passenger transport areas through an increased capacity for enforcement, education and auditing.

Road projects

Key roadworks that are being progressed in 2007-08 include:

•

$691.2 million to continue Queensland’s largest single road project to construct a second Gateway Bridge river crossing and to increase capacity on the Gateway Motorway between Mt Gravatt-Capalaba Road and Nudgee Road, at a total estimated cost of $1.88 billion, with scheduled completion by mid 2011

66	Budget Strategy and Outlook 2007-08

•

$179.7 million towards the continuation of construction of the $543 million ($423 million, State; $120 million, Australian Government) four-lane bypass on the Pacific Motorway between Tugun and Tweed Heads, with scheduled completion in mid 2008

•

$134.4 million towards the construction of the South West Arterial (Springfield – Ripley – Yamanto extension) at a total estimated cost of $366 million to service new growth areas in Ipswich City, with scheduled completion by mid 2009

•

$163.5 million towards the federally-funded upgrade of the Ipswich Motorway between Wacol and Darra, $121 million towards the continuation of works to upgrade the Ipswich/Logan Motorway interchange, and $100 million towards the federally funded $2.3 billion six-lane Goodna Bypass from Dinmore to the Logan Motorway at Gailes, which was announced by the Australian Government in March 2007

•

$133.7 million to duplicate the Sunshine Motorway between Sippy Downs and Pacific Paradise, including the second Maroochy River bridge and major interchanges at Mooloolaba and Maroochydore Road and Pacific Paradise, at a total estimated cost of $290 million

•	$98.7 million towards widening the federally funded Bruce Highway to six lanes between Uhlmann Road and Caboolture, at a total estimated cost of $183 million

•	$12.3 million towards widening and upgrading the Roma-Taroom Road to support oil and gas development and improve regional community access at a total estimated cost of $29.7 million

•

$9.9 million towards the construction of the Bundaberg Ring Road to provide an alternative route from the Isis Highway to the industrial areas and the port to the east of Bundaberg City at a total estimated cost of $92 million

•

$36.1 million towards the Accelerated Road Rehabilitation Program to rehabilitate and widen 71 kilometres of the Dawson Highway in Central Queensland between Calliope and Banana, and replace 11 timber bridges, at a total cost of $78.9 million

•

$15.2 million towards the duplication of the Forgan Bridge in Mackay at a total estimated cost of $70.9 million and $15.4 million towards the construction of Hospital Bridge at a total estimated cost of $33.6 million

•	$58.3 million towards Stages 2 and 3 of the Townsville Ring Road Stages 2 and 3, on the Bruce Highway, at a total cost of $119.3 million ($39.8 million, State; $79.5 million, Australian Government)

•	$40.3 million to improve flood immunity on the federally funded Bruce Highway between Corduroy Creek and Banyan Creek, south of Tully, at a total estimated cost of $172.8 million

Budget Strategy and Outlook 2007-08	67

•

$17.8 million towards the duplication of North Ward Road in Townsville – between William Street and Ingham Road and between Walker Street and Heatley Parade – at a total estimated cost of $33.8 million

•

$9.3 million towards widening the existing narrow formation sections of the Kennedy Highway south of Mt Garnet, to provide a minimum eight metre wide sealed pavement, at a total estimated cost of $14 million

•

$9 million towards widening the single-lane bitumen sections of the Burke Developmental Road to provide a minimum seal width of eight metres, widening or removing narrow grids and improving visibility through sections of poor alignment, at a total estimated cost of $28 million

•

$5.6 million towards widening Mulgrave Road in Cairns – between Ray Jones Drive (Woree) and the Captain Cook Highway, Sheridan Street – from four to six lanes, at a total estimated cost of $16 million.

Water infrastructure initiatives

Water infrastructure

New water infrastructure, particularly in SEQ, is a key priority for the Government. These water infrastructure projects are being delivered through a series of companies either fully-owned by the State or in conjunction with the relevant local government. Further details about these projects are included in Chapter 3.

Queensland Water Commission

Additional funding of $25 million over two years is provided for the Queensland Water Commission to continue its role in managing water in SEQ through planning and identifying water sources as well as providing advice to the Government on institutional arrangements.

Other initiatives

Reforming local government

The Government has committed $12 million to implement the first stage of the Local Government Reform Program. This is the most historic reform of local government in the last 100 years and will deliver a more sustainable, efficient and financially stable system of local government for all Queensland communities.

68	Budget Strategy and Outlook 2007-08

Queensland Rural Adjustment Authority administration funding

The Queensland Rural Adjustment Authority has deployed additional regionally based Client Liaison Officers and extended the level of administrative support and systems at an additional cost of $9.5 million over four years ($2.5 million in 2007-08) to meet high levels of demand and ensure delivery standards for programs such as Tropical Cyclones Larry and Monica, new Government drought schemes and other assistance programs.

Transit Oriented Development Coordination Unit

New funding of $8.9 million over two years is provided to establish the Transit Oriented Development Coordination Unit within the Office of Urban Management. A Transit Oriented Development is a development that involves mixed-use residential and commercial areas which are designed to maximise the efficient use of land through high levels of access to public transport. The Unit will coordinate Transit Oriented Development policies and projects across State agencies, including progressing the delivery of demonstration projects.

Native Title Support Program extension

Funding of $2.3 million over three years is provided for the continued employment of capacity development officers who will assist native title representative bodies and native title parties to implement expedited Native Title Protection Conditions procedures negotiated with the Queensland Resources Council and the Queensland Indigenous Working Group.

Improved future land practices—Palm Island

Additional funding of $2.3 million is provided over three years to develop land use plans, policies and procedures to address obstacles that impede ready access to Palm Island land. This will streamline and enhance decision making on land use and leasing, rationalise existing tenures, and address boundary irregularities through the development of a survey network.

Budget Strategy and Outlook 2007-08	69

Box 4.3 Transport solutions for alleviating congestion

The Queensland Government is taking comprehensive action to address urban congestion and is investing heavily in infrastructure and services. The South East Queensland Infrastructure Plan and Program details the Government’s commitment to providing new infrastructure.

The road infrastructure focus is to improve levels of service to motorists and reduce delays and costs to industry. Public transport infrastructure and services are focussed on reducing vehicle kilometres travelled in congested areas.

A major component of the infrastructure program is the road network. In order to address congestion, a number of road infrastructure projects are being undertaken that focus on moving traffic more effectively in and around urban centres such as the Brisbane Central Business District. Projects include the construction of a second Gateway Bridge river crossing and increasing capacity on the Gateway Motorway between Mt Gravatt-Capalaba Road and Nudgee Road.

A major focus for the Government is to encourage people to travel in alternative, non-car modes of transport. Public transport patronage in South East Queensland (SEQ) increased by approximately 12% in 2005-06 from the previous year, six times the growth rate prior to the introduction of TransLink. Patronage across the TransLink network in SEQ continues to grow strongly; in 2005-06 estimated patronage was 151 million and in 2006-07 estimated patronage is 161 million.

The rail network in SEQ provides the backbone for the region’s integrated public transport network supporting commuter travel between the major regional urban centres of the Gold Coast, Sunshine Coast, Western Corridor/Ipswich and Brisbane. The rail network provides fast inter-urban services to cater for local commuting, with more than 50 million passengers travelling on Citytrain services each year. It also provides for freight transport in and out of SEQ, thus reducing road congestion. The rail network is complemented by a growing bus network, including busways and bus lanes, that deliver high quality connections between the region’s key activity centres and provides services in areas not serviced by rail.

This integrated network encourages Queenslanders to use public transport and thereby reduce congestion. Brisbane’s busway network is part of a balanced transport solution that will make sure our capital city keeps moving. The network helps fill the gaps between existing rail lines to complete Brisbane’s major public transport network.

The Government also addresses congestion by encouraging walking and cycling, with $220 million (2005 dollars) being invested in the SEQ regional cycle network between 2005 and 2026.

70	Budget Strategy and Outlook 2007-08

PROTECTING OUR CHILDREN AND ENHANCING COMMUNITY SAFETY

The Government has attached a high priority to implementing strategies which protect our children and contribute to safe communities. Major service developments and initiatives to support this priority are detailed below.

Child protection initiatives

One Chance at Childhood

The Budget provides $40 million over four years for a range of initiatives, including One Chance at Childhood. Major aspects of this funding include:

•

funding of $12 million over four years ($3 million in 2007-08), which is aimed at keeping babies and toddlers safe. These funds will allow the Department of Child Safety to commence initiatives to provide Queensland’s most vulnerable children with their one chance at childhood by building greater expertise at the major risk points of the child, namely, working with high risk babies, deciding if it is safe to reunify a child in care with their parents, and providing a child with an alternative permanent family

•

funding of $21 million over four years ($5.3 million in 2007-08) to provide for an extra 13 Child Safety Officers, 16 Court Coordinators, 29 Child Safety Support Officers and an upgrading of Suspected Child Abuse and Neglect Coordinator positions to further the reforms achieved since the release of the CMC report Protecting Children: An Inquiry into Abuse of Children in Foster Care and the subsequent Government Blueprint and to address increased demand in Child Safety Service Centres around Queensland.

Responding to child protection needs in Indigenous Communities

Recurrent funding of $18.7 million over four years and $12.4 million in capital funding over three years has been provided for an initiative aimed at responding to child protection needs in Indigenous communities. The Department of Child Safety has also allocated additional internal funding for this initiative, bringing total recurrent funding to $19.1 million ($2.1 million in 2007-08) and total capital funding to $15.5 million ($7.6 million in 2007-08).

Budget Strategy and Outlook 2007-08	71

This funding will establish a number of residential care facilities in Pormpuraaw, Kowanyama, Aurukun, Weipa/Napranum, and Doomadgee. Additionally, a first placement house will also be established on Palm Island as part of the Queensland Government’s five point plan for Palm Island. These facilities will provide a safe place for Indigenous children and young people to be placed for initial assessments and reduce the need to remove them from their community, as well as provide for longer term residential care.

This funding will also be used to establish employee housing and office accommodation facilities for Child Safety Officers delivering services from branch offices located in Weipa, Cooktown and Thursday Island.

Policing initiatives

Joint Contact Centre

Total funding of $57.4 million over four years has been allocated for the construction of a Joint Contact Centre at Zillmere. The centre will accommodate officers from Smart Service Queensland and Queensland Police Service, and provides opportunities to improve reliability and quality of customer services. It will provide for business continuity and essential 24/7 disaster recovery for agencies.

This new contact centre will allow members of the public to easily contact the Queensland Police Service. A central phone number will provide contact with police from anywhere in the State. The call centre will also be responsible for assisting with 000 emergency calls and providing the public with important information and advice on personal and home security matters. The contact centre will have the capability of delivering a standard of service that will meet or exceed public expectations. By employing civilians, this initiative will create efficiencies by redirecting the efforts of sworn officers back into frontline policing duties.

Support for police

In accordance with announcements made in the 2006 Election, the Queensland Police Service’s sworn growth will be increased to 9,928 by October 2008 through the creation of 200 new police positions. This growth in police numbers will support the Government’s commitment to maintain police numbers above the national average of the police to population ratio.

Supporting policing in Indigenous communities

An additional $2.6 million in capital as well as $2.3 million in recurrent funding is provided over four years for the acquisition and ongoing operation of an additional aircraft to enhance the provision of justice services throughout the Torres Strait.

72	Budget Strategy and Outlook 2007-08

Enhancing police information and communications technology

The Government has committed an additional $3 million in capital as well as $3.1 million in recurrent funding over the next four years to upgrade and enhance police communications equipment across the State. The Government is also contributing $1.2 million in capital as well as $1.5 million in recurrent funding over four years towards the establishment of a national system to facilitate the exchange of police operational information.

Criminal justice initiatives

Piloting alternative service delivery in the Magistrates Courts - judicial registrars

The Government will trial an innovative response at a cost of $2.4 million over three years ($0.66 million in 2007-08) to the growing workload of Queensland magistrates by appointing judicial registrars in the Magistrates Courts to enable Queensland’s busiest courts to hear more matters. The two year pilot program, to begin on 1 January 2008 at the Brisbane Magistrates Court, Beenleigh Magistrates Court and Southport Magistrates Court, will involve judicial registrars hearing some minor matters that currently require the determination of magistrates, such as small claims and minor debt claims.

New Queensland courts case management system

Funding has been provided for a foundation phase for a case management system to better manage information sources and statistics. Over the next three years, recurrent funding of $4.6 million and capital funding of $2.4 million will be used to review business practices of the Courts and Tribunals to determine one common technology framework.

Correctional centres

Capital funding of $228 million has been allocated in 2007-08 to support the continuation of major capital projects at Townsville Men’s and Women’s, Arthur Gorrie and the former Sir David Longland correctional centres.

To provide facilities for the expected growth in prisoner numbers, funding of $3.5 million is allocated to develop a business case for the establishment of a prison precinct in the Gatton district. Further capital funding of $3 million is allocated for planning and design for the expansion of Lotus Glen Correctional Centre.

Additional capital funding of $10 million is provided over two years ($7 million in 2007-08) to continue the upgrade of perimeter security at secure correctional centres, bringing total funding for the project to $40 million over five years from 2004-05.

Budget Strategy and Outlook 2007-08	73

The Budget also provides $0.8 million in 2007-08 and $2 million ongoing from 2008-09 for increased costs of minor building work at correctional centres and setting up, or upgrading, district offices.

Managing dangerous offenders in the community

Additional recurrent funding of $9.2 million over four years ($1.9 million in 2007-08) is provided for specialised assessment, surveillance, supervision and treatment of offenders released into the community who are subject to the provisions of the Dangerous Prisoners (Sexual Offenders) Act 2003.

Probation and parole in Indigenous communities

To reduce the number of Indigenous people held in Queensland’s correctional centres, additional recurrent funding of $4.2 million over four years ($0.5 million in 2007-08) and capital funding of $1.5 million over two years ($0.5 million in 2007-08) has been allocated to establish probation and parole centres in Indigenous communities. In 2007-08 services will be established at Weipa to service the Weipa, Napranum, Mapoon, Lockhart and Aurukun areas, and in the northern peninsula region, servicing Seisia, Umagico, Injinoo, Bamaga and New Mapoon. Existing facilities on Palm Island will be upgraded.

Prisoner through-care and support services

The Budget provides additional funding of $18.3 million over four years ($2 million in 2007-08) for a range of initiatives to improve intervention and rehabilitation services. Initiatives include increasing prison industry operations to provide greater skills development opportunities for prisoners, increased provision of support services by external providers, extension of rehabilitation programs to offenders in the community, and improved coordination of employment and training.

Emergency Services Initiatives

Integrated communication and State emergency operations centre

The Budget contains capital funding of $41.7 million (as part of an allocation of $70.4 million over two years) to build a new state-of-the-art integrated communication and State emergency operations centre to replace the fire and ambulance communications facilities at Brisbane and the South East Region. This will also involve the upgrading and replacing radio and information and communications technology infrastructure within the communications centre to enable more effective management of large scale emergencies and disasters in Queensland.

74	Budget Strategy and Outlook 2007-08

Queensland Ambulance Service

Increased recurrent funding of almost $50 million has been provided for the Queensland Ambulance Service to meet growing demand for services. This includes funding for an additional 250 ambulance officers across the State which is the single biggest increase in the number of ambulance officers in any one year and is on top of the more than 220 extra staff employed in 2006-07. The new 250 ambulance officer positions comprise:

•

208 ambulance officers including paramedics, communications officers, clinical and support staff to assist the Queensland Ambulance Service to manage demand for services driven by a growing and ageing population and the community’s increasing use of emergency health services

•

42 ambulance officers to complete the program of an additional 144 ambulance officers over two years to include the implementation of a 38 hour week from October 2007. These additional positions will contribute to the long-term occupational health and well-being of Queensland Ambulance Service paramedics, patient transport officers and communications officers.

Future staffing enhancements will take into account the State’s growing and ageing population and the community’s increasing usage of emergency health services.

Aeromedical and air rescue capability

Capital funding of $48.3 million over three years ($26.6 million in 2007-08) is allocated for three state-of-the-art AgustaWestland 139 helicopters. These rescue helicopters have improved capacity, safety and equipment standards, and are faster, more economical and have a larger cabin than the current Bell 412 helicopters. This investment will greatly enhance the level of service for aero-medical, search and rescue operations, and counter disaster capabilities across Queensland.

Counter terrorism response capability

The Budget provides recurrent funding of $13.4 million over five years ($4.7 million in 2007-08) to enhance the Department of Emergency Service’s counter terrorism preparedness and response capability through additional resources and training for the strike team based at the Special Operations Complex, Cannon Hill.

Budget Strategy and Outlook 2007-08	75

PROTECTING THE ENVIRONMENT FOR A SUSTAINABLE FUTURE

The sustainable use of natural resources and the maintenance of biodiversity are key priorities of the Government. The Government will continue to promote sustainable development through responsible use of the State’s natural resources.

Major service developments and initiatives to support this priority are detailed below.

Climate change initiatives

ClimateSmart 2050

The Queensland Future Growth Fund is providing funds of $100 million to respond to the challenges generated by climate change. Funding of $50 million is provided to the Queensland Renewable Energy Fund to support projects involving leading edge renewable energy technologies. The first project provided for under this new fund will be the CSIRO solar thermal demonstration project. This project is a great opportunity to develop solar technologies which have real potential to reduce Queensland’s future level of carbon emissions.

A further $64.25 million has been set aside to fund a broader program of climate change initiatives, including an Energy Savings Fund. This Fund will support Queensland companies which invest in energy efficient products. A ClimateSmart Living campaign to raise awareness of climate change and highlight actions Queenslanders can take to reduce their greenhouse gas emissions is also supported.

Climate Change Centre of Excellence

Operational funding of $2.5 million per annum from 2007-08, together with one-off 2007-08 capital funding of $1.5 million, is provided to establish the Queensland Climate Change Centre of Excellence. The Centre will bring a strategic whole-of-Government focus to climate change and aims to help Queenslanders better understand and prepare for the inevitable consequences of climate change.

Energy efficiency

Increased funding of $2.5 million over the next three years ($1.2 million in 2007-08) is allocated for a Gas Installation Rebate to provide up to $500 for eligible residential customers who purchase gas appliances. This will promote increased use of gas as a clean, efficient energy source and support the further development of gas reticulation systems.

Increased funding of $1.7 million in 2007-08 ($5 million over three years) is allocated for the EnergyWise program to encourage Queenslanders to adopt more energy-efficient practices. Initiatives include the home EnergyWise service and toolbox, information about switching to off-peak energy use and an energy-efficient street lighting trial.

76	Budget Strategy and Outlook 2007-08

Box 4.4 ClimateSmart 2050

ClimateSmart 2050 represents the Queensland Government’s contribution to not only the Australian but also the global effort to tackle climate change.

Queensland has been proactive in addressing climate change, introducing initiatives including:

•   the 13% gas scheme

•   banning of broadscale clearing of vegetation across the State

•   building the South East Queensland Water Grid to provide water security

•   developing Queensland’s Adaptation Action Plan.

ClimateSmart 2050 maintains this high level of commitment providing $414.25 million in new funding to respond to the challenges generated by climate change.

Funding of $50 million has been provided to establish the Queensland Renewable Energy Fund to support projects involving leading edge renewable energy technologies.

The first project provided for under this new fund will be the CSIRO solar thermal demonstration project. This project is a great opportunity to develop solar technologies which have real potential to reduce Queensland’s future level of carbon emissions. Opportunities are also being explored to invest in geothermal ‘hot rocks’.

A further $64.25 million has been set aside to fund a broader program of climate change initiatives, including an Energy Savings Fund. This Fund will support Queensland companies which invest in energy efficient products.

There will also be a ClimateSmart Living campaign aimed at raising the community’s awareness of climate change and highlighting actions Queenslanders can take to reduce their greenhouse gas emissions.

This Government recognises that tackling climate change is a long term agenda which will not stop with this Budget.

Over coming years, Queensland will continue to play its part in meeting a national greenhouse gas emissions reduction target of 60% below 2000 levels by 2050.

Through investing the net proceeds arising from the sale of certain Government-owned energy assets, Queensland will establish a $300 million Queensland Climate Change Fund. Interest earned on the fund will provide an ongoing funding source of approximately $20 million each year for future climate change initiatives.

Water initiatives

WaterWise Rebate Schemes

Funding of up to $100.8 million is provided in 2007-08 for the estimated cost of WaterWise Rebate Schemes. The schemes are designed to assist Queensland householders make their homes and gardens more water efficient. They include the South East Queensland and State-wide Home WaterWise Rebate Schemes, the Home Garden WaterWise Rebate Scheme, grants to not-for-profit organisations for water saving initiatives and a gardening education program.

Budget Strategy and Outlook 2007-08	77

Drought assistance – rebates on Part A water charges

Funding of up to $10 million is provided for rebates to irrigators during the period 1 July 2006 to 30 June 2008 as a result of the current drought circumstances. In areas of low water availability, rural irrigators may be eligible to receive a rebate on the payment of their fixed water charges.

Delivering water security

Additional funding of $18 million over four years is provided to supplement the 2005-06 Budget initiative Water Reform: Continuity of Supply. Outcomes to be delivered with the combined funding include completion and implementation of the water planning program, development of regional water supply strategies, improved groundwater management, policy development for urban demand management, ongoing development and implementation of water reform, enhanced water resource assessments, water efficiency incentives and upgrade of water management systems.

Accelerated use of recycled water

Funding of $10 million over four years, commencing 2007-08, is provided for the Queensland Water Recycling Strategy. The recycled water sources to be covered by the strategy include treated sewage effluent, greywater, stormwater, industrial and commercial recycled water, and water derived as a by-product from coal seam methane gas extraction. Recycled water applications to be investigated include residential usage, public open space irrigation, crop irrigation, commercial and industrial usage.

Government buildings water conservation program

The Budget contains $5 million in funding over two years to continue the development of water conservation initiatives for the Government’s built estate and grounds, and to collate water consumption and baseline data for all Government agencies. This initiative continues the Government’s ongoing commitment to promoting sustainable development through responsible use of the State’s natural resources.

Groundwater usage

Funding of $6.5 million over four years, commencing 2007-08, is provided to identify potential sources of groundwater, and to undertake studies to determine available resources and suitable extraction regimes.

78	Budget Strategy and Outlook 2007-08

Other initiatives

Ongoing implementation of the new Vegetation Management Framework

Additional funding of $26 million over four years is provided from 2007-08 for the continued implementation of the Vegetation Management Framework. The framework provides for policy development and its implementation, and improvements to vegetation management assessment activities.

Healthy waterways

Additional funding of $20 million over four years is provided from 2007-08 to contribute to the South East Queensland Healthy Waterways Strategy. The Strategy will build on actions implemented under the South East Queensland Regional Water Quality Management Strategy 2001 to improve the quality of South East Queensland waterways.

Rainforest/green land acquisition

Funding of $18 million is provided in 2007-08, including new funding of $10 million, as part of the $30 million three year election commitment to purchase more land that will be kept in pristine environmental condition for future generations to enjoy. This follows the acquisition of land of high conservation value in the Gold Coast Hinterland during 2006-07.

Sugarcane smut: management and economic recovery strategy

As part of the Government’s $15.6 million, four year commitment towards the sugarcane smut response program, funding of $6 million over three years, commencing 2007-08, is provided to address the recommendations of the Watson Report. Strategies include accelerated breeding and propagation of smut resistant varieties, the development and extension of farmer decision making tools, extension of farming system practices which enhance soil health and reduce farm inputs, and extension of education tools for on-farm surveillance, epidemiology and farming systems practices.

Maintenance of Environmental Protection Authority estate infrastructure

Additional funding of $5 million is provided in 2007-08 to improve the condition of facilities on the Environmental Protection Authority estate including roads, fire-lines, walking tracks, camping areas, day-use facilities, administrative buildings and workshops.

Cloud seeding

Funding of $7.6 million over four years, commencing 2007-08, is provided to evaluate the effectiveness of cloud seeding as a means of increasing rainfall in Queensland.

Budget Strategy and Outlook 2007-08	79

More Great Walks in Queensland

Funding of $6.5 million over four years is provided for the More Great Walks of Queensland initiative to create an additional four walks, presently in the concept design stage (Whitsundays, Noosa/Cooloola, Carnarvon, and Conondale). This program will build on the $10 million five year Great Walks of Queensland initiative, commenced in 2001-02, that created a world class network of walking tracks across Queensland.

Enhanced compliance program for Environmentally Relevant Activities

Funding of $5 million is provided in 2007-08 to enhance compliance activities on Level 1 Environmentally Relevant Activities, including increasing the number of inspections of sites and the provision of an enhanced advisory service to business and industry for compliance related issues.

Land Tenure Ledger replacement

Capital funding of $3.8 million over two years is provided for extensive modifications to the Land Tenure Ledger to facilitate the introduction of an enhanced rental system which will establish more targeted and equitable arrangements for dealing with large movements in land values and drought hardship relief.

Abandoned mines major works

Additional capital funding of $3 million and $1.8 million in recurrent funding is provided in 2007-08 ($3 million capital and $8.2 million of recurrent funding over four years) to commence mine rehabilitation work at abandoned mine sites at Mount Morgan and Croydon. A twin train lime dosing water treatment plant at Mount Morgan will progressively reduce pit water levels to improve water quality at downstream creeks and to prepare for further rehabilitation works. In Croydon, an annual water treatment work program will commence and a scoping study to define further rehabilitation requirements will be undertaken to address risks associated with soil and groundwater contamination and acid rock drainage.

Ongoing protection of Queensland’s natural heritage: pest and fire management

Additional funding of $2 million is provided on an ongoing basis from 2007-08 to continue proactive pest and fire management within the protected estates. This program will build on the three year Pest and Fire Initiative previously announced as a 2004 election commitment with activities concentrating on eradicating local pest occurrences and targeting priority hazard reduction burns and fire trail maintenance.

80	Budget Strategy and Outlook 2007-08

Box 4.5 Queensland Future Growth Fund

The Queensland Future Growth Fund was established by investing the proceeds from the sale of Sun Retail, Sun Gas, Powerdirect Australia and the Allgas network. The sale processes were very competitive and delivered positive outcomes for the State with the proceeds amounting to over $3 billion. The prices received for the businesses compare favourably with previous retail asset sales in Australia and reflect the growth opportunities available in South East Queensland.

The funds will be used to secure the State’s future economic growth as well as its environmental sustainability through a raft of new infrastructure projects.

Table 1

Allocation of Queensland Future Growth Funding

Initiative	Total Allocation $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Water and transport infrastructure	1,500.0	—	156.0
Clean coal technology	300.0	29.6	56.8
Smart State projects	100.0	—	15.0
Climate change projects	100.0	—	20.0
Commercial infrastructure including Government-owned corporations	600.0	400.0	—
Social housing stock	500.0	—	85.0
Total	3,100.0	429.6	332.8

Over the coming years, the Fund will focus on key priorities, which include:

•   committing funds to the construction and acceleration of vital infrastructure projects in the areas of water and transport. As the sales proceeds were greater than forecast, it is now possible to allocate $1.5 billion to the areas of water and transport. The Department of Transport is allocated $500 million towards advancing planning and construction of high priority public transport projects

•   $300 million for Clean Coal technology that will make a proactive and positive contribution to the science and technology of reducing greenhouse gas emissions

•   a further $100 million on projects to combat the effects of climate change including an investment of $50 million in the Queensland Renewable Energy Fund to support projects involving leading edge renewable energy technologies. Funding is also available for a broader program of climate change initiatives, including an Energy Savings Fund which will support Queensland companies investing in energy efficient products and a ClimateSmart Living campaign to raise awareness of climate change and highlight actions Queenslanders can take to reduce their greenhouse gas emissions

•   $100 million towards Smart State projects, specifically the Innovation Building Fund. This will provide an opportunity to capitalise on previous investment in research and development infrastructure and to develop further in areas of comparative advantage

Budget Strategy and Outlook 2007-08	81

•   $600 million for commercial infrastructure, including funding for ENERGEX and Ergon Energy to improve their distribution networks. Funding will also be provided to other economically significant projects outside of South East Queensland, with details on projects to be determined by future priorities and commercial negotiations. Investment in these projects will reimburse the Government for income lost through the sale of the energy assets

•   an injection of $500 million to the Department of Housing to fund a major expansion of the State’s social housing stock. This will enhance the department’s capacity to commence new purchases and constructions in the areas of Public Rental Housing, Aboriginal and Torres Strait Islander Housing and Community Housing, thereby ensuring that the future needs of the community are satisfied.

The Fund will also benefit from the reinjection of interest earnings on Fund balances.

82	Budget Strategy and Outlook 2007-08

5.	REVENUE

FEATURES

•

Total General Government sector revenue is estimated to be $32.551 billion in 2007-08, in line with 2006-07 estimated actual revenue. Increases in taxation revenue, grants and sales of goods are services are expected to be offset by reduced tax equivalent payments and investment returns moderating to the assumed long-term average earnings rate of 7.5%.

•	A land tax relief package worth $50 million in 2007-08 will be introduced to alleviate the impact of recent land valuations on land tax liabilities.

-	A 50% cap on the annual increase in land values used for the purposes of calculating land tax liability, will be introduced for three years from 1 July 2007.

-	The tax-free threshold for resident individual land tax payers will be increased from $500,000 to $600,000 from 2007-08.

-	The tax-free threshold for company, trustee and absentee land tax payers will be increased from $300,000 to $350,000 from 2007-08.

•	A payroll tax harmonisation package will be introduced from 1 July 2008 to improve consistency between jurisdictions, simplifying payroll tax requirements for businesses.

•

Duty on the registration or transfer of registration of motor vehicles will change from a flat rate of 2% to a rate dependent on the number of cylinders (or rotors) of the vehicle. From 1 January 2008, the rate will be 3% for four cylinder vehicles, 3.5% for six cylinder vehicles and 4% for vehicles with eight or more cylinders. The current rate of 2% will continue to apply for hybrid and electric vehicles.

•	Mortgage duty will be halved from 1 January 2008, with full abolition from 1 January 2009.

•	Overall, the tax changes above will result in a net tax reduction of $49.1 million in 2007-08.

•	Queensland will retain its competitive tax status, with per capita state tax estimated at $2,226 in 2007-08 compared to an average of $2,357 for the other states and territories.

INTRODUCTION

This chapter provides an overview of General Government sector revenue for the 2006-07 estimated actual outcome, forecasts for the 2007-08 Budget year and projections for 2008-09 to 2010-11.

Budget Strategy and Outlook 2007-08	83

Table 5.1

General Government revenue1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million	2008-09 Projected $ million	2009-10 Projected $ million	2010-11 Projected $ million
Revenue
Taxation revenue	7,871	8,375	9,272	10,067	10,749	11,568
Current grants and subsidies	13,143	13,384	13,726	13,726	14,084	14,539
Capital grants	683	811	1,428	1,096	855	897
Sales of goods and services	2,693	2,937	3,005	3,094	3,188	3,282
Interest income	1,802	3,268	2,190	2,325	2,440	2,562
Other	2,879	3,781	2,931	2,999	3,289	3,131
Total Revenue	29,070	32,557	32,551	33,307	34,605	35,979

Note:

1.	Numbers may not add due to rounding.

Forward estimates are based on the economic projections outlined in Chapter 2 and are formulated on a no policy change basis.

General Government revenue in 2006-07 is estimated to be $32.557 billion or 12% more than the 2006-07 Budget estimate.

Significant variations include higher:

•

interest income, reflecting the strong performance of investment markets, which has significantly improved the returns from the State’s financial assets, including those held to meet future employee entitlements. Excluding the higher revenue from interest income reduces estimated actual revenue to 7.4% higher than budgeted

•

taxation revenue, primarily due to higher revenue from duty on property transfer transactions resulting from stronger than expected market activity, as well as higher payroll tax from strong employment and wage growth outcomes

•

tax equivalent payments associated with the sale of ENERGEX’s electricity and gas retail businesses, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including its subsidiary, Powerdirect.

General Government revenue in 2007-08 is estimated to be $32.551 billion, marginally less than the 2006-07 estimated actual revenue of $32.557 billion. This is largely due to:

•	reduced interest income, reflecting the return of investment returns to the assumed long-term average earnings rate of 7.5%

•	reduced revenue from tax equivalent payments.

These revenue reductions are almost entirely offset by forecast increases in Commonwealth grants and tax revenue.

84	Budget Strategy and Outlook 2007-08

REVENUE BY OPERATING STATEMENT CATEGORY

Major sources of General Government revenue in 2007-08 are current grants and subsidies (42.2% of revenue) and taxation revenue (28.5%). Chart 5.1 illustrates the composition of General Government revenue.

Chart 5.1

Revenue by operating statement category 2007-08

Note:

1.	The major components of ‘other revenue’ are royalties and land rents (4.4%) and dividends (2.8%).

Chart 5.2 compares 2007-08 estimates with 2006-07 estimated actuals. The overall result primarily reflects anticipated decreases in interest income and other revenue being almost entirely offset by increases in current grants and subsidies and taxation revenue.

Chart 5.2

Revenue by operating statement category for 2006-07 and 2007-08

Budget Strategy and Outlook 2007-08	85

TAXATION REVENUE

One of the Queensland Government’s key social and fiscal objectives is to maintain a competitive tax environment while raising sufficient revenue to meet the infrastructure and Government service delivery needs of the people of Queensland.

Total revenue from taxation is expected to increase by 10.7% in 2007-08. This reflects the expected impact of continued strength of the property market on duty revenue as well as employment and wage growth on payroll tax revenue.

Table 5.2

Taxation revenue1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Payroll tax	1,917	2,175	2,411
Duties
Transfer[2]	1,963	2,450	2,842
Vehicle registration	269	285	385
Insurance[3]	328	366	393
Mortgage	297	345	300
Other duties[4]	73	25	14
Total Duties	2,930	3,471	3,935

Gambling taxes and levies[5]
Gaming machine tax and levies[6]	551	520	548
Lotteries taxes	183	198	208
Wagering taxes	34	35	37
Casino taxes and levies	59	58	61
Keno tax	14	15	15
Total Gambling taxes and levies	841	826	868

Other taxes
Land tax	404	523	622
Motor vehicle registration	819	865	900
Fire levy	239	252	264
Community Ambulance Cover	118	123	128
Guarantee fees	70	80	83
Other taxes	57	60	61

Total Taxation	7,396	8,375	9,272

Notes:

1.	Numbers may not add due to rounding.
2.	Includes marketable securities duty in 2005-06 and 2006-07.
3.	Includes duty on accident insurance premiums.
4.	Includes duty on leases, rental arrangements, credit business in the years prior to abolition and life insurance premiums in all years.
5.	Includes community benefit levies.
6.	Includes the Major Facilities Levy (2005-06), Health Services Levy (2006-07 onwards).

86	Budget Strategy and Outlook 2007-08

Budget tax initiatives

Land tax relief package

Queensland has experienced strong growth in land values for a number of years. Although the taxation consequences have been somewhat mitigated by the application of three-year averaging of land valuations for assessments, the Government has also taken substantial steps to moderate the increase in the numbers of landowners liable for land tax and growth in land tax liabilities for landowners already in the system.

This Budget recognises the recent significant increase in land valuations and seeks to further mitigate the impact of increased land values by capping the increase in averaged land values at 50% each year for three years for the purposes of calculating land tax liabilities. This cap will commence from 1 July 2007. Based on valuations for the 2007-08 land tax year, it is expected that the cap will provide a benefit to over 4,500 resident individuals and over 6,300 companies, trustees and absentees.

This Budget delivers further land tax relief by also increasing the tax free threshold for resident individuals from the current $500,000 to $600,000. This means resident individuals will not be subject to land tax until the taxable value of their landholdings, excluding their principal place of residence, amounts to $600,000. Compared to the current schedule, the increased threshold will reduce by over 6,000 the number of resident individuals in the land tax system in 2007-08. No taxpayer will be worse off as a result of the change. The new land tax schedule for resident individuals is presented in Table 5.3.

Table 5.3

Land tax schedules for 2007-08 – resident individuals1

Unimproved Land Value	Current	Unimproved Land Value	New

$500,000—$749,999	$500 + rate of 0.70%	$600,000 - $749,999	$1,200 + rate of 0.70%

$750,000—$1,249,999	$2,250 + rate of 1.45%	$750,000 - $1,249,999	$2,250 + rate of 1.45%

$1,250,000—$1,999,999	$9,500 + rate of 1.50%	$1,250,000 - $1,999,999	$9,500 + rate of 1.50%

$2,000,000—$2,999,999	$20,750 + rate 1.675%	$2,000,000 - $2,999,999	$20,750 + rate 1.675%

$3,000,000 and above	1.25% on full value	$3,000,000 and above	1.25% on full value

Note:

1.	Rates are marginal rates unless otherwise specified.

Budget Strategy and Outlook 2007-08	87

This Budget also provides land tax relief for companies, trustees and absentees by increasing the tax free threshold from the current $300,000 to $350,000. Compared to the current schedule, the increased threshold will reduce by over 4,000 the number of companies, trustees and absentees in the land tax system in 2007-08. No taxpayer will be worse off as a result of the change. The new land tax schedule for companies, trustees and absentees is presented in Table 5.4.

Table 5.4

Land tax schedules for 2007-08 – companies, trustees and absentees1

Unimproved Land Value	Current	Unimproved Land Value	New

$300,000—$749,999	$1,500 + rate of 1.50%	$350,000 - $749,999	$2,250 + rate of 1.50%

$750,000—$1,249,999	$8,250 + rate of 1.65%	$750,000 - $1,249,999	$8,250 + rate of 1.65%

$1,250,000—$1,999,999	$16,500 + rate 1.80%	$1,250,000 - $1,999,999	$16,500 + rate 1.80%

$2,000,000 and above	1.50% on full value	$2,000,000 and above	1.50% on full value

Note:

1.	Rates are marginal rates unless otherwise specified.

The changes to the land tax thresholds will take effect for the 2007-08 financial year.

As a package, the introduction of the 50% cap on the land tax value increases and the increased thresholds are estimated to provide $50 million in land tax relief in 2007-08.

This package continues the land tax reforms introduced by the Queensland Government in the past three Budgets, which include threshold increases and rate reductions. In addition, it is estimated that the revenue foregone as a result of three-year averaging is approximately $202 million in 2007-08.

Payroll tax harmonisation package

All states and territories have been working together to increase consistency in their application of payroll tax, to minimise cross-border business costs, through an inter-jurisdictional consistency project (ICP).

The Queensland Government recognises the importance to business of increased harmonisation across jurisdictions and intends to implement the measures recommended by the ICP from 1 July 2008.

In addition to the changes supported by the ICP, the Queensland Government will take action to further increase consistency across jurisdictions by aligning a number of areas of Queensland’s payroll tax legislation with other jurisdictions, including the harmonised legislation announced by the Victorian and New South Wales governments in January 2007.

88	Budget Strategy and Outlook 2007-08

These additional measures will also take effect from 1 July 2008, to allow time for the passage of the necessary legislative amendments and for the Office of State Revenue to assist employers to prepare for the changes ahead.

A number of the payroll tax consistency measures to be implemented on 1 July 2008 will reduce the payroll tax base, while other changes will broaden it. Overall, the changes to the payroll tax system are expected to be revenue neutral.

Queensland’s tax rates and thresholds, which are among the most competitive in Australia, will not be affected by the moves towards increased consistency.

Vehicle registration duty increase

Vehicle registration duty is payable on the initial registration or transfer of registration of a vehicle. The current rate of duty is 2% of the dutiable value of the vehicle. From 1 January 2008, the rate will change. The new rates for vehicles with cylinders or rotors are set out in Table 5.5. The current 2% rate of duty will continue to apply for hybrid or electric vehicles, as will the current $25 flat rate of duty for conditionally registered vehicles.

Table 5.5

Vehicle registration duty rates – from 1 January 2008

Vehicle type	Duty rate
Up to and including 4 cylinders or 2 rotors	3%
5 or 6 cylinders or 3 rotors	3.5%
7 or more cylinders	4%
Hybrids, electric	2%
Conditionally registered vehicles	$25 flat fee

Queensland’s duty rates will be either lower than, or equal to, the majority of states and territories for vehicles with four cylinders or less, which represent over 60% of motor vehicles purchased in Queensland.

The increase in vehicle registration duty rates is expected to provide an additional $80 million in 2007-08, increasing to $205 million in 2008-09, the first full year of implementation.

Budget Strategy and Outlook 2007-08	89

Abolition of state taxes

The Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA), agreed to by the Australian Government and all state and territory governments in 1999, required the abolition and review of a number of state taxes.

In accordance with the requirements of the IGA, transfer duty on quoted marketable securities and debits tax were abolished in 2001 and 2005 respectively.

In 2005, Queensland participated in a multijurisdictional review into the need to retain a number of state duties, as required by the IGA. A timetable for the abolition of the majority of these duties was announced in the 2005-06 Budget and agreed to by the Australian Government in the Ministerial Council Meeting of March 2006.

Table 5.6 presents the full schedule of tax abolitions under the IGA.

Table 5.6

Abolition of state taxes under the IGA

Tax	Description	Abolition	Full year cost[1] $ million
Marketable securities duty (quoted)	Payable on the transfer of marketable securities listed on the Australian Stock Exchange or another recognised stock exchange.	Ö July 2001	35

Credit card duty[2]	Payable on credit card transactions.	Ö August 2004	20

Debits tax	Payable on debits to accounts with cheque drawing facility.	Ö July 2005	190

Lease duty	Payable on the lease of land or premises in Queensland. Residential leases exempted.	Ö January 2006	27

Credit business duty	Payable on the amount of credit provided under a loan, a discount transaction or a credit arrangement.	Ö January 2006	19

Hire duty	Payable on the hiring charges of the hire of goods.	Ö January 2007	19

Marketable securities duty (unquoted)	Payable on the transfer of marketable securities not listed on the Australian Stock Exchange or another recognised stock exchange.	Ö January 2007	17

Mortgage duty	Payable on entering into a mortgage over property in Queensland.	50% 1 Jan 2008 100% 1 Jan 2009	435

Duty on transfer of core business assets	Payable on the transfer of non-realty business assets.	50% 1 Jan 2010 100% 1 Jan 2011	219

Notes:

1.	Estimated revenue foregone in financial year following full abolition.
2.	Credit card duty was abolished prior to its review under the IGA.

90	Budget Strategy and Outlook 2007-08

The timing of the duty abolitions balances a range of community priorities, including the maintenance of the State’s tax competitiveness while funding the delivery of essential community services and the provision of critical new infrastructure.

The Government has completed a number of duty abolitions announced in the 2005-06 Budget, with the removal of credit business and lease duties from 1 January 2006 and hire duty and marketable securities duty (unquoted) from 1 January 2007.

Two further taxes are scheduled to be abolished, with mortgage duty and duty on the transfer of core business assets to be abolished by 2011. The rate of mortgage duty will be halved from 0.4% to 0.2% from 1 January 2008 with full abolition on 1 January 2009.

The savings to Queenslanders from the abolition of these nine taxes has already risen from $290 million in 2005-06 to $465 million in 2007-08 and will rise to almost $1.2 billion per year by 2011-12. The cost to revenue from the abolition of these taxes will be almost $5 billion over this seven year period.

The Australian Government is also seeking the abolition of duty on the transfer of non-residential real property. The Queensland Government has not made a commitment to abolishing this duty. Abolishing this duty would result in a significant reduction in budget capacity at a time when the Queensland Government is committed to increasing the level of services provided to Queenslanders, particularly in areas such as health, disability services and child safety, and is also undertaking a record capital works program to provide the water and transport infrastructure required to support Queensland’s growing population. Further, the Queensland Government is concerned the abolition of duty on non-residential property transfers would be inequitable to purchasers of residential property at a time when home purchasers are facing significant affordability constraints.

Budget Strategy and Outlook 2007-08	91

Estimates of state revenue

Chart 5.3 indicates the composition of estimated state tax revenue for the 2007-08 year.

Chart 5.3

Taxation by tax category

Note:

1.	‘Other taxes’ includes the fire levy, community ambulance cover, guarantee fees and other minor taxes.
2.	‘Other duties’ includes vehicle registration duty, insurance duty, mortgage duty and other minor duties.

The largest sources of taxation revenue are payroll tax and transfer duty, which together represent over half of the State’s total taxation revenue in 2007-08.

Payroll tax (26% of total tax revenue in 2007-08) has a solid base with relatively stable growth driven by the underlying strength in the state economy. In contrast, revenue growth from transfer duty (representing 30.7% of tax revenue) can vary significantly from year to year with its base being subject to the volatile movements of the property market.

Other duties, including vehicle registration duty, insurance duty, mortgage duty and other smaller duties, represent 11.8% of total tax revenue. This proportion will decline as duties are abolished in accordance with the Government’s schedule of tax abolitions.

Land tax represents 6.7% of total revenue in 2007-08. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three-year averaging of land values for assessments.

Gambling taxes and levies represent 9.4% of tax revenues in 2007-08. Motor vehicle registration, which is classified as a tax for budget purposes, represents 9.7% of total tax revenue.

Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1 million.

92	Budget Strategy and Outlook 2007-08

Payroll tax collections are estimated to increase by 10.9% in 2007-08, reflecting general growth in employment and wages, with particular strength in key industries, such as construction, mining and property and business services.

The payroll tax rate has been reduced in recent years from 5% to its current level of 4.75%, making Queensland’s payroll tax rate overall the lowest of any state. Further, an employer paying annual taxable wages of less than $1 million from 2006-07 is not liable for payroll tax – this is amongst the highest thresholds in Australia.

Duties

Duties are levied on a range of financial and property transactions. Overall, revenue from duties is forecast to increase by 13.4% in 2007-08. This is largely driven by increased revenues from transfer and mortgage duty arising from the continued strength in housing and non-residential property transactions. This growth will be partially offset by the phased abolition of mortgage duty, with a 50% rate reduction from 1 January 2008.

The major duties include transfer, mortgage, vehicle registration and insurance duties.

•

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a first or subsequent home.

Revenue from transfer duty is expected to grow by 16% in 2007-08 as a result of the continued strength of the Queensland property market. Recent years have seen a shift in the composition of the base from owner-occupiers to residential investment and commercial property purchases, as a result of the substantial concessions provided to those buying their own home. A tight rental market, for both commercial and residential property, is expected to continue to support the growth in these segments of the revenue base.

•	Mortgage duty is currently levied at a rate of 0.4% of the total amount secured by the mortgage and will reduce to 0.2% from 1 January 2008.

Revenue from mortgage duty is estimated to fall by 13% in 2007-08, with the rate reduction during the year more than offsetting the strong underlying growth, driven by continued strength in the property market. Mortgage duty will be fully abolished from 1 January 2009.

•

Vehicle registration duty is currently charged at the rate of 2% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle. As set out above, the rate of duty will increase from 1 January 2008.

Revenue from vehicle registration duty is expected to experience underlying growth of 7% in 2007-08. Combined with the additional revenue from increased duty rates, total growth is expected to be 35.1%.

Budget Strategy and Outlook 2007-08	93

•

Insurance duty is charged on contracts of general, life insurance and accident insurance. The base rate for most general insurance products is 7.5%, with certain general insurance products, life insurance and accident insurance charged at the rate of 5%.

Revenue from insurance duty is expected to grow by 7.4% in 2007-08, reflecting growth in the number of insurance policies and the value of insured items.

Gambling taxes and levies

A range of gambling activities are subject to State taxes and levies. Total gambling tax and levy collections are estimated to increase by 5.1% in 2007-08. Gaming machine taxes and levies are estimated to increase by 5.4%, lotteries taxes by 5.1%, wagering taxes by 5.7% and other gambling taxes by 4.1%. Gaming machine taxes and levies in 2006-07 were impacted by the complete ban on smoking in venues, which took effect from 1 July 2006, with collections 5.6% lower in 2006-07 than in 2005-06.

Land tax

Land tax is levied on the unimproved value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value.

A 50% cap on the annual increase in land values used for the purposes of calculating land tax liabilities will commence from 1 July 2007 and will be in place for three years.

Resident individuals are generally liable for land tax if the total unimproved value of the freehold land owned by that person as at 30 June is equal to or greater than $500,000, which is to be increased to $600,000 from 1 July 2007. Companies, trustees and absentees are generally liable for land tax if the total unimproved value of the freehold land owned as at 30 June is equal to or greater than $300,000, which is to be increased to $350,000 from 1 July 2007.

Land tax is estimated to grow by 18.9% in 2007-08, with underlying growth of 28.3% being partially offset by the introduction of capping and the increased thresholds.

The application of three-year averaging for assessments, whereby the land value is determined by averaging the unimproved property values for the current and preceding two years rather than simply using the current year valuation, moderates and delays the impact of valuation increases. It is estimated that the revenue foregone as a result of three-year averaging will be approximately $202 million in 2007-08. Queensland was the first state to apply three-year averaging to land tax, with New South Wales also introducing averaging recently.

94	Budget Strategy and Outlook 2007-08

Motor vehicle registration fees

Motor vehicle registration fees are expected to grow by 4% in 2007-08, reflecting the growth of the vehicle fleet and fee adjustments related to the consumer price index (CPI).

Fire levy

Fire levy revenue, which is used to fund the Queensland Fire and Rescue Authority, is expected to increase in line with the growth of the number of contributors and CPI.

Community Ambulance Cover

The Community Ambulance Cover Scheme was introduced in 2003-04 to replace the Ambulance Subscription Scheme and to provide a sustainable funding base for the Queensland Ambulance Service. It is collected through a payment on non-exempt electricity accounts.

To minimise the impact of the levy, a range of exemptions are provided, including for pensioners, certain farm sheds and water pumps, religious bodies and other institutions and government. Additional exemptions were provided in November 2003 for certain common and multiple accounts for commercial and residential buildings, security lighting and public parks, hot water systems and electricity accounts relating to a medical condition.

Growth in 2007-08 reflects CPI adjustment and growth in the number of non-exempt electricity accounts.

Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise performance dividends, competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector and ensure that the benefits accruing from the financial backing and superior borrowing performance of the State (through QTC) are shared between the borrower and the State.

Other taxes

Revenue from other taxes includes the Statutory Insurance Scheme Levy, the Nominal Defendant Levy and other sundry taxes.

Budget Strategy and Outlook 2007-08	95

Tax expenditures

Taxation expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Taxation expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix A provides details of tax expenditure arrangements set in place by the Queensland Government.

QUEENSLAND’S COMPETITIVE TAX STATUS

Taxation can impact on business decisions regarding investment and employment and household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens and is therefore fundamental to the Government’s commitment to job creation and economic development.

Recent tax changes have sought to improve the efficiency and equity of the State’s tax system, increase consistency with other jurisdictions, strengthen the funding base of essential services and reduce or eliminate taxes to the benefit of taxpayers.

In pursuit of these objectives over recent years, the Government has:

•	rationalised the payroll tax system by reducing the rate from 5% to 4.75%, offset by a broadening of the tax base

•	increased the payroll tax threshold from $850,000 to $1,000,000

•	provided land tax exemptions to moveable dwelling parks and expanded the principal place of residence exemption

•	introduced the Community Ambulance Cover to secure the funding base for the Queensland Ambulance Service, while minimising the impact through a range of exemptions

•	extended the transfer duty concession for purchases of first homes from $80,000 (with the concession phasing out at $160,000) to $320,000 (with the concession phasing out at $500,000)

•	extended the mortgage duty exemption threshold for first home buyers from $100,000 to $250,000

•	provided a transfer duty concession for first home buyers purchasing vacant land valued at up to $150,000 (with the concession phasing out at $300,000) on which to build their first home

•	extended the transfer duty home concession from $250,000 to $320,000

•	reduced the base insurance duty rate from 8.5% to 7.5%

96	Budget Strategy and Outlook 2007-08

•	increased some transfer duty rates to assist the funding of the Health Action Plan

•	abolished transfer duty on quoted marketable securities, credit card duty, debits tax, lease duty, credit business duty, hire duty and unquoted marketable securities duty.

Consistent with this commitment to ongoing tax reform, the Government has announced in this Budget:

•

land tax relief, via increased thresholds and the introduction of a 50% cap on the annual increase in the value of land for the purposes of calculating land tax liability. The cap will apply for three years from 1 July 2007

•	a payroll tax harmonisation package to ensure greater consistency between jurisdictions, which will be implemented from 1 July 2008

•	a continued commitment to abolish mortgage duty and duty on the transfer of core business assets

•	changes to vehicle registration duty rates.

The Charter of Social and Fiscal Responsibility commits the Government to maintaining competitive tax levels in relation to other states. Table 5.7 demonstrates that this commitment is being met, with various measures of tax competitiveness all indicating the Queensland state tax system remains amongst the most competitive in Australia.

Table 5.7

Queensland’s tax competitiveness

	QLD	NSW	VIC	WA	SA	TAS[4]	ACT	NT4	Avg[5]
Taxation per capita[1] ($)	2,226	2,510	2,229	2,614	2,037	1,559	2,640	1,735	2,357
Taxation effort[2] (%)	85.2	102.8	101.9	104.5	114.0	96.9	105.9	102.7	n/a
Taxation % of GSP[3] (%)	4.06	4.98	4.67	4.36	4.74	4.09	4.01	3.08	4.70

Notes:

1.	2007-08 data. Sources: QLD, VIC, WA, NT State Budgets, NSW, SA, TAS, ACT Mid Year Reviews/Budget Updates.
2.	2005-06 data. Source: Commonwealth Grants Commission: 2007 Update.

Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which the governments burden their revenue bases. Queensland’s tax revenue raising effort is well below the Australian policy standard (equal to 100%).

3.	2005-06 data. Sources: ABS 5506.0 and ABS 5220.0.
4.	Low taxation per capita reflects the lower revenue raising capacity of those jurisdictions.
5.	Weighted average of states and territories, excluding Queensland.

Budget Strategy and Outlook 2007-08	97

As Table 5.7 shows, taxation per capita in Queensland is lower than the average taxation per capita in the other states. However, the gap has narrowed in recent years as strong economic growth in Queensland has resulted in significant increases in employment, leading to growth in payroll tax, and property values and volumes, leading to growth in transfer duty, land tax and mortgage duty.

Other measures of competitiveness, such as taxation effort and taxation as a share of GSP, provide a clearer view of the level of taxation imposed on the Queensland economy, highlighting the fact that Queensland’s tax rates are highly competitive with other states.

Chart 5.4 provides further evidence that increases in taxation per capita are the result of strong economic growth, rather than changes to taxation policy. The chart shows that, since 1999-2000, there have been six years in which taxes were cut, with the most significant of these being the land tax reforms of 2005-06. There were two years in which taxes were increased (the Community Ambulance Cover levy was introduced in 2003-04 and transfer duty rates were increased in 2006-07 to help fund the Health Action Plan) and a further two years in which there were no net changes to taxes.

Chart 5.4

Revenue impact of recent tax initiatives

The net impact of these changes is that the level of taxation in 2007-08 is $732 million, or $176 per capita, lower than it would have otherwise been.

98	Budget Strategy and Outlook 2007-08

GRANTS AND SUBSIDIES

Current grants and subsidies comprise revenues from the Australian Government, grants from the community and industry and other miscellaneous grants. The growth rate of 6.8% in 2007-08 is primarily due to an increase in Australian Government capital grants, particularly one-off grants for road and water projects.

Table 5.8

Grants and subsidies1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Current grants and subsidies
Australian Government grants	12,364	12,980	13,314
Other grants and contributions	591	404	412
Total current grants and subsidies	12,955	13,384	13,726

Capital grants and subsidies
Australian Government grants	627	802	1,418
Other grants and contributions	—	9	10
Total capital grants and subsidies	627	811	1,428

Total grants and subsidies	13,582	14,195	15,154

Note:

1.	Numbers may not add due to rounding.

Australian Government payments

Australian Government payments to Queensland comprise:

•

general purpose payments, comprised of GST revenue grants and associated payments. National Competition Policy payments were also provided by the Australian Government up to 2005-06. General purpose payments are ‘untied’ and are used for both recurrent and capital purposes

•	specific purpose payments (SPPs), including grants for health, education and transport, which are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2007-08 are expected to total $14.7 billion, an increase of $950 million or 6.9% over payments in 2006-07. Chapter 8 provides more detailed background on Commonwealth-state financial arrangements.

Budget Strategy and Outlook 2007-08	99

Table 5.9

Australian Government payments1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
General Purpose Payments
GST Revenue Grants and associated payments[2]	7,773	8,053	8,384
National Competition Policy Payments	179	—	—
Total General Purpose Payments	7,952	8,053	8,384

Specific Purpose Payments[3,4]
Health	1,838	1,969	2,044
Education, Training and the Arts	1,757	2,000	1,986
Local Government, Planning, Sport and Recreation	315	330	319
Housing	188	194	196
Treasury	126	199	99
Disability Services Queensland	293	323	349
Main Roads	275	455	703
Other[5]	249	259	653
Total Specific Purpose Payments	5,039	5,729	6,348

Total Australian Government Payments	12,991	13,782	14,732

Notes:

1.	Numbers may not add due to rounding.
2.	Includes compensation for GST deferral relating to the Australian Government’s small business measures in 2005-06 and 2006-07 and a residual adjustment amount in 2005-06.
3.	SPPs are shown below by relevant Queensland Government department. Figures for 2005-06 and 2006-07 have been backcast to reflect current departmental responsibilities.
4.	Differences between SPPs in this chapter and Australian Government Budget estimates can arise and generally reflect the outcome of agency-to-agency discussions or the absence of state level information.
5.	Includes one-off funding of $408 million towards the Western Corridor Recycled Water project in 2007-08.

General purpose payments

GST revenue grants

GST revenue grants and associated payments to Queensland in 2007-08 are expected to be $8.384 billion, which represents an increase of $331 million (or 4.1%) on 2006-07. This reflects 4.2% growth in GST payments, partly offset by the expectation that compensation for GST deferral relating to the Australian Government’s small business measures will not be required.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

100	Budget Strategy and Outlook 2007-08

The 4.2% growth in GST payments to Queensland in 2007-08 compares with 6.2% average growth in GST payments to the other states and territories. The below-average growth in GST funding to Queensland takes into account the above-average growth in Queensland’s economy and the associated growth in own-source revenue.

Specific purpose payments

SPPs for Queensland in 2007-08 are estimated at $6.348 billion, an increase of 10.8% from 2006-07.

Queensland Health

Queensland receives funding for public hospitals and other health services from the Australian Government under the Australian Health Care Agreement (AHCA). The AHCA provides the majority of Queensland Health’s Australian Government funding and is adjusted annually for population growth, increases in cost and utilisation of hospitals. The 2003-2008 AHCA commenced on 1 July 2003. Queensland will receive almost $1.8 billion in 2007-08 in Health Care Grants under the current Agreement.

Queensland Health will also receive tied funding of $165 million in 2007-08 for a range of programs including Highly Specialised Drugs, Essential Vaccines and National Public Health. Queensland will also receive $59 million for nursing home benefits.

Department of Education, Training and the Arts

SPPs for education purposes comprise recurrent and capital grants for distribution to state and non-state schools and other organisations. A slight decrease in Australian Government grants in 2007-08 reflects a decline in funding for capital projects resulting from the conclusion of the Investing In Our Schools program, and is partially offset by increased recurrent grants, which recognise cost indexation and enrolment growth.

The Australian Government also provides funding for a range of specific vocational education and training programs. In 2007-08, the Department expects to receive around $220 million in vocational education and training funding, consistent with 2006-07.

Department of Main Roads

Funding is received from the Australian Government for infrastructure and maintenance works on the National Network and for Black Spot Road Safety projects. The 2007-08 allocation reflects road works programmed under the Australian Government’s AusLink program.

Disability Services Queensland

The current Commonwealth-State and Territory Disability Agreement is set to expire on 30 June 2007. A new agreement is in the process of being negotiated between the Australian and state and territory governments.

Budget Strategy and Outlook 2007-08	101

Disability Services Queensland will also receive funding from the Australian Government for the Home and Community Care (HACC) program, with the State Government recently accepting a new agreement. The HACC Review Agreement coupled with projected growth funding ensures the program is a key part of the community care system and will continue to assist frail older people and those with disabilities to live as independently as possible in their own homes.

Department of Local Government, Planning, Sport and Recreation

SPPs to the Department of Local Government, Planning, Sport and Recreation primarily relate to Financial Assistance Grants provided to local government in Queensland.

Department of Housing

In 2007-08, the Department of Housing will receive $196 million in SPPs including $195 million under the current Commonwealth-State Housing Agreement covering the period 2003-2008. The Budget estimate for 2007-08 represents a slight increase against estimated payments in 2006-07 reflecting growth funding built into the 2003-2008 Agreement. This funding will be used for the continued development of a core social housing sector to assist people unable to access alternative suitable housing options through the delivery of affordable, appropriate, flexible and diverse housing assistance responses that provide people with choice and are tailored to their needs, local conditions and opportunities.

Queensland Treasury

Treasury receives payments from the Australian Government for joint Commonwealth-state natural disaster relief measures, concessions for pensioner concession card holders and compensation for foregone revenue on the establishment of the Australian Securities Commission.

Other

The increase in other SPPs in 2007-08 reflects the Australian Government’s commitment to provide $408 million towards the Western Corridor Recycled Water project.

Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals where there is no direct benefit to the provider. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

•	those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools

•	contributed assets and goods and services received for a nominal amount.

102	Budget Strategy and Outlook 2007-08

Table 5.10

Other grants and contributions

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Other grants and contributions	591	413	421

Revenues will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector and contributed assets and services.

SALES OF GOODS AND SERVICES

Sales of goods and services revenue comprises cost recoveries from the provision of goods or services. Revenue from this source is expected to increase by 2.3% in 2007-08.

Table 5.11

Sales of goods and services1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Fee for service activities	1,022	1,208	1,185
TransLink	200	222	235
Rent revenue	293	315	375
Sale of land inventory	69	73	93
Hospital fees	227	259	263
Transport and traffic fees	202	202	193
Other sales of goods and services	573	659	661
Total sales of goods and services	2,586	2,937	3,005

Note:

1.	Numbers may not add due to rounding.

Fee for service activities

Major items of fee for service activities across the General Government sector include:

•	recoverable works carried out by both the Department of Main Roads and the commercialised arm of the department

•	fees charged by Technical and Further Education (TAFE) colleges

•	fees charged by CITEC for information and telecommunications services to the private sector.

Budget Strategy and Outlook 2007-08	103

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix B provides details of the concession arrangements set in place by the Queensland Government.

TransLink

Revenues arise from the arrangements associated with TransLink integrated ticketing and public transport arrangements, which commenced in July 2004. Instead of subsidising public transport operators for the gap between operating costs and revenues, the TransLink entity collects revenues from the operation of public transport services in South East Queensland to fund public transport services in the region. These revenues are estimated at $235 million in 2007-08.

Rent revenue

Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment, motor vehicles and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

Sale of land inventory

Sale of land inventory comprises land sales undertaken by agencies, where the buying and selling of land is a core business activity of the agency, such as the Property Services Group under the Department of Infrastructure. As such, it is distinct from property disposals undertaken by most Government agencies.

Hospital fees

Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Transport and traffic fees

This category comprises state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

Other sales of goods and services

Other sales of goods and services includes items such as Title Registration Fees, recreational ship registrations and other licences and permits.

104	Budget Strategy and Outlook 2007-08

INTEREST INCOME

Interest income primarily comprises interest earned on the Treasurer’s Cash Balances, Queensland Future Growth Fund balances and investments held to finance future employee entitlements, for example superannuation and long service leave.

Table 5.12

Interest income

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Interest income	3,414	3,268	2,190

Queensland Treasury Corporation manages the State’s short-term investments, such as the Treasurer’s Cash Balances, while Queensland Investment Corporation manages the State’s long-term investments, primarily employee entitlement provisions (including assets held to meet employer superannuation liabilities). The State’s investment portfolio includes a diversified holding of equities, property and fixed interest.

Chart 5.5 shows investment return rates achieved over time.

Chart 5.5

Investment returns (% per annum)1,2

Note:

1.	Line represents actuarial assumed long term average.
2.	2006-07 is an estimate.

Source: 1989-90 to 2006-07: Queensland Investment Corporation

With respect to investments held to meet employer superannuation liabilities, the State has, during the course of 2006-07, continued to effect an orderly reduction in its equity holdings (from 80% to 60% of the strategic asset allocation) and further diversified its portfolio.

Budget Strategy and Outlook 2007-08	105

While the previous asset allocation was appropriate in the context of managing very long term liabilities, the introduction of the Accumulation Scheme option for State employees and the actuarial surplus in the superannuation fund resulting from the strong performance of equity markets has presented an opportunity to alter the asset allocation.

The strong performance of domestic and international equity markets positively impacted interest income in 2006-07, with an estimated rate of return of 14%. This estimate is based on actual year-to-date investment returns at the time of the finalisation of the Budget. Interest income in 2007-08 is based on investment returns achieving the assumed long term average earnings rate of 7.5%.

OTHER REVENUE

Other revenue comprises dividends, tax equivalent payments, royalties, fines and forfeitures and other sundry revenues. Other revenue is expected to decrease in 2007-08, largely due to an expected reduction in tax equivalent payments. Tax equivalent payments were abnormally high in 2006-07 as a result of the sale of ENERGEX’s electricity and gas retail businesses, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including Ergon Energy’s subsidiary, Powerdirect.

Table 5.13

Other revenue1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Dividends	642	742	915
Tax equivalents	415	1,120	201
Royalties and land rents	1,532	1,410	1,436
Fines and forfeitures	185	210	212
Revenue nec	331	300	167
Total Other Revenue	3,105	3,781	2,931

Note:

1.	Numbers may not add due to rounding.

Dividends

Dividends are received from the State’s equity in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, Queensland Investment Corporation, port authorities and Queensland Rail.

Dividends are expected to increase by 23.3% in 2007-08, driven by increases in both the energy and transport sectors.

106	Budget Strategy and Outlook 2007-08

Table 5.14

Dividends1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Energy sector	462	393	517
Transport sector (rail and ports)	136	186	366
Other[2]	45	163	32
Total Dividends	642	742	915

Notes:

1.	Numbers may not add due to rounding.
2.	Includes dividends from Forestry Plantations Queensland, Golden Casket Corporation, Queensland Investment Corporation, Queensland Lotteries Corporation and SunWater.

Dividend revenue from public enterprises is a function of both net operating profits and dividend payout ratios.

The dividend payout ratio recommended by the boards of Government-owned corporations does not impact on the capacity and requirement of these entities to carry out necessary maintenance and repairs and asset replacement (via provision for depreciation). Dividends are paid after providing for such costs. The dividend payout ratio for 2006-07 and the assumption on which the 2007-08 Budget and forward estimates are based, for those Government-owned corporations that pay dividends, is generally 80% of net operating profit after tax. Shareholding Ministers also consider the circumstances of individual Government-owned corporations and the advice of their boards before arriving at a final determination.

In total, dividends account for 2.8% of total General Government revenue in 2007-08.

Tax equivalent payments

Tax equivalent payments comprise payments by Government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Tax equivalent payments in 2006-07 are significantly impacted by the tax equivalence implications of the sale of ENERGEX’s electricity and gas retail businesses, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including its subsidiary, Powerdirect.

Budget Strategy and Outlook 2007-08	107

Table 5.15

Tax equivalent payments1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Energy sector	120	1,033	120
Transport sector (rail and ports)	23	44	49
Other	272	42	32
Total Tax Equivalent Payments	415	1,120	201

Notes:

1.	Numbers may not add due to rounding.

Royalties and land rents

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum, mineral sands and other minerals and land rents from pastoral holdings, mining and other leases. Royalties return some of the proceeds for the extraction of non-renewable resources to the community.

Coal royalties make up the bulk of royalty and land rent revenue, having increased significantly in recent years as a result of substantial increases in the value of coal produced in Queensland. Royalties from base and precious metals have also increased significantly, with strong global demand for commodities also causing substantial increases in the value of metals such as copper and zinc.

Estimates of mining royalties are based predominantly on forecasts of production compiled by the Department of Mines and Energy, using information provided by mining companies. Price estimates are broadly consistent with those published by the Australian Bureau of Agricultural and Resource Economics.

Royalty revenue is expected to remain at high levels in 2007-08 due to growth in the volume of coal exports to meet strong overseas demand, despite reductions in contract prices for coking coal.

There is a significant degree of uncertainty associated with estimates of commodity prices and Australian dollar-US dollar exchange rates, both of which have significant impacts on royalty revenue. Further discussion of the risks associated with the royalty estimates, including a sensitivity analysis, is provided in Appendix C.

108	Budget Strategy and Outlook 2007-08

Table 5.16

Royalties and land rents1

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Coal	1,161	1,000	1,020
Other royalties[2]	332	368	368
Land rents	40	42	48
Total royalties and land rents	1,532	1,410	1,436

Notes:

1.	Numbers may not add due to rounding.
2.	Includes base and precious metal, petroleum and other minerals royalties.

Fines and forfeitures

The major fines included in this category are traffic and court fines. There is an expected increase of 1% in collections of fines and forfeitures in 2007-08.

Revenue nec

Revenue nec includes other revenues not elsewhere classified. The decrease in 2007-08 primarily reflects an expected decline in asset transfers from non-Queensland Government entities.

Budget Strategy and Outlook 2007-08	109

6.	EXPENSES

FEATURES

•	Total General Government sector expenses are expected to increase by $2.118 billion (or 7%) over the estimated actual for 2006-07, to $32.282 billion in 2007-08.

•	Growth in expenses includes a range of service developments and initiatives with a particular focus on the areas of health, disability services, housing, child safety and education and training.

•	The major areas of expenditure are health and education, which together constitute approximately 47% of General Government sector expenses.

INTRODUCTION

This chapter provides an overview of General Government sector expenses for the estimated actual outcome for 2006-07, forecasts for the 2007-08 Budget year and projections for 2008-09 to 2010-11. The forward estimates are based on the economic projections outlined in Chapter 2 and are formulated on a no policy change basis.

The Ministerial Portfolio Statements provide details of expenditure for individual departments.

Table 6.1

General Government sector expenses1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Expenses
Gross operating expenses
Employee expenses	13,324	13,229	14,271	15,281	16,190	16,983
Other operating expenses	5,844	6,587	6,424	6,348	6,399	6,571
Depreciation	1,754	1,780	2,015	2,244	2,264	2,377
Superannuation interest	563	716	745	781	813	842
Other interest	222	218	390	660	958	1,145
Current transfers	6,094	6,477	6,761	6,980	6,977	7,130
Capital transfers	1,024	1,157	1,676	762	763	718
Total Expenses	28,825	30,164	32,282	33,056	34,364	35,766

Note:

1.	Numbers may not add due to rounding.

110	Budget Strategy and Outlook 2007-08

General Government expenses in 2006-07 are estimated to be $30.164 billion, an increase of $1.339 billion over the 2006-07 Budget forecast of $28.825 billion. This increase is primarily due to:

•	expensing of Tugun Bypass construction costs related to that part of work being undertaken in New South Wales

•	increased Vegetation Management program expenditure and additional drought assistance provided to primary producers

•	implementation of a Redress Scheme for former child residents of institutions

•	additional expenditure on the Government’s WaterWise rebate schemes

•	actuarial revisions to superannuation

•	additional expenditure to match increases in specific purpose grants from the Australian Government and other own source revenues.

The General Government operating statement provides for aggregate expenses of $32.282 billion in 2007-08, representing an increase of $2.118 billion (or 7%) over the 2006-07 estimated actual. Factors influencing the growth in expenses include the implementation of service enhancements and initiatives outlined in Chapter 4.

EXPENSES BY OPERATING STATEMENT CATEGORY

This section provides a breakdown of General Government expenses in 2007-08 by category and discusses the significant variances between 2006-07 estimated actual and 2007-08 Budget by expense category.

Chart 6.1 indicates that the single largest expense category in the General Government sector is employee expenses (44.2%), reflecting the direct service provision nature of Government activities, followed by current transfers (20.9%) that include community service obligation payments to Government-owned corporations (GOCs) and the fuel subsidy scheme.

Budget Strategy and Outlook 2007-08	111

Chart 6.1

Expenses by operating statement category, 2007-08

Note:

1.	Includes superannuation interest expense.

Chart 6.2 compares the 2006-07 estimated actual expenses for each operating statement category with the 2007-08 Budget.

Chart 6.2

Expenses by operating statement category

2006-07 and 2007-08

Note:

1.	Includes superannuation interest expense.

112	Budget Strategy and Outlook 2007-08

DETAILS OF EXPENSES

Employee expenses

Employee expenses include salaries and wages, annual leave, long service leave and superannuation expense. Superannuation expense represents the current service cost or the increase in the present value of the State’s defined benefit obligation resulting from employee service in the current period.

Employee expenses are forecast to increase by $1.042 billion or 7.9% to $14.271 billion in 2007-08. The increase reflects a combination of wage increases related to recent enterprise bargaining agreements and other services’ growth and enhancements.

The additional staffing provided in the 2007-08 Budget is predominantly in key service delivery areas, including 192 additional teachers and teacher aides to meet enrolment growth in Queensland state schools and to support students with disabilities, 250 additional ambulance officers across the State and 200 additional sworn police positions by October 2008. In addition, as part of the Health Action Plan, the Government committed to recruiting an additional 300 doctors, 500 nurses and 400 allied health professionals. As at 6 May 2007 an additional 1,036 doctors, 3,157 nurses and 1,126 allied health professionals and scientists have been recruited.

Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

Other operating expenses are expected to decline moderately to $6.424 billion in 2007-08, reflecting various one-off outlays in 2006-07, including additional expenditure under Natural Disaster Relief Arrangements as a result of Cyclone Larry and the implementation of the Redress Scheme for former child residents of institutions.

Depreciation

Depreciation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and additions to the asset base.

Queensland’s depreciation expense as a percentage of fixed assets is generally higher than that of other states, reflecting a more conservative provision for asset replacement. Although this results in lower operating surpluses, over time it will lead to a younger asset base. It is also more sustainable by making available larger amounts of funding from recurrent sources to finance capital expenditure.

Budget Strategy and Outlook 2007-08	113

Current and capital transfers

Current transfers include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Current transfers to non-government recipients represent grants to non-government organisations and householders. Funding includes support for non-government health care providers, organisations servicing the community in partnership with government in the family support, disability, youth and childcare sectors. Community service obligations (CSOs) are provided where GOCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community.

Increases in CSO payments to GOCs are a contributing factor to an estimated increase in current transfer payments of $284 million or 4.4% in 2007-08 (see Table 6.2).

Higher CSO payments reflect funding to Queensland Rail for additional track and rollingstock throughout Queensland as part of the South East Queensland Infrastructure Plan and Program (SEQIPP). They are also the result of expected increases in the cost of electricity due to drought-related water supply constraints restricting the electricity generation capacity and increases in network charges flowing from significant network capital expenditure across the State to strengthen and improve the distribution network.

Capital transfers represent grants to GOCs, local governments, non-profit institutions and other non-government entities, such as households and businesses for capital purposes.

Capital transfer payments to GOCs in 2007-08 represents funding for the Western Corridor Recycled Water Project in south east Queensland. The Western Corridor Recycled Water Project involves the construction of pipelines from six wastewater treatment plants in Brisbane and Ipswich to three advanced water treatment plants for treatment and transfer of purified recycled water to end users.

114	Budget Strategy and Outlook 2007-08

Table 6.2 indicates the composition of transfer payments by recipient.

Table 6.2

Current and capital transfers1

	2006-07 Est. Act. $ million	2007-08 Budget $ million
Current
Fuel Subsidy Scheme	525	541
Grants to local government	480	424
Grants to non-government schools	1,459	1,563
Grants to non-profit organisations	868	954
Grants to other non-government recipients	1,666	1,593
Payments to GOCs	1,479	1,686
Total current transfers	6,477	6,761

Capital
First Home Owner Grant Scheme	221	243
Grants to local government	525	582
Grants to non-profit organisations	31	70
Grants to other non-government recipients	381	373
Payments to GOCs	—	408
Total capital transfers	1,157	1,676

Total current and capital transfers	7,634	8,437

Note:

1.	Numbers may not add due to rounding.

Interest

The superannuation interest expense represents the imputed interest on the Government’s accruing defined benefit superannuation liability. In determining the State’s defined benefit superannuation liabilities, AASB119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax, estimated at 5.6%.

The other interest expense includes interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings. The growth in this expense over the forward estimates reflects growth in borrowings for capital asset acquisitions, including new infrastructure investment as part of SEQIPP. However, interest expense will only rise to 3.2% of total operating expenses by the end of the forward estimates period.

Budget Strategy and Outlook 2007-08	115

OPERATING EXPENSES BY PURPOSE

Chart 6.3

General Government expenses by purpose, 2007-08

Chart 6.3 indicates the proportion of expenditure by major purpose classification for the 2007-08 Budget. Health accounts for the largest share of expenses (24%) followed by Education (23%) and Social welfare, housing and other community services (13%).

In 2007-08, expenditure on Social welfare, housing and other community services has increased in comparison to other major purpose classifications as a result of grants for the Western Corridor Recycled Water Project and significant additional funding for disability services, housing and child safety.

Chart 6.4

General Government expenses by purpose

2006-07 and 2007-08

116	Budget Strategy and Outlook 2007-08

As evidenced in the chart above, expenditure increases in all key service delivery areas from 2006-07 estimated actual to 2007-08 Budget.

The Government’s Charter of Social and Fiscal Responsibility sets out the Government’s priorities for delivering high quality services and improving the quality of life for Queenslanders. The Government has consistently had a clear focus on improving key service areas such as education, health, public order and safety and community services. The Queensland Government’s focus on these areas since 1998-99 can be seen in the following chart.

Chart 6.5

General Government expenses by purpose

Growth from 1998-99 to 2007-08

Source: Queensland Treasury’s data supplied to ABS.

Education

The State’s investment in education has been steadily growing since 1998. This investment has improved the individual opportunities for students and benefited the State as a whole by supporting productivity growth.

In order to provide a framework for investing in skills and innovation, in 1998 the Government developed the Smart State Strategy. This strategy is now in its second phase and continues to drive economic growth by improving the quality of, and access, to education and training across the State.

Budget Strategy and Outlook 2007-08	117

The 81.3% ($3.320 billion) growth delivered in this area since 1998 encompasses primary, secondary and tertiary education and technical and further education. Specifically, initiatives are delivering a reduction in class sizes, secondary pathways reforms and improvements in opportunities for Aboriginal and Torres Strait Islander students. Early years of schooling have also been reformed with the introduction of the Prep Year, first introduced on a trial basis and then implemented State-wide in 2007.

The three-year SmartVET initiative and the more recent Queensland Skills Plan have set out the Government’s strategy for learning programs to support the high skills needs of growth industries, professionals and new technologies. The Government, in partnership with industry and employers, has worked to modernise the apprenticeship system, ensure the VET system is better targeted to economic needs and provide more flexible training options. The Queensland Skills Plan aims to provide an additional 17,000 trade training places each year and an additional 14,000 higher level training places each year by 2010.

Other initiatives that have contributed to the growth in education expenditure include:

•	the introduction of Queensland Academies, giving senior students the opportunity to excel in science, maths, technology and the creative arts

•	the Tomorrow’s Schools package, which provides funding for projects to modernise and refurbish Queensland schools

•	investment in TAFE infrastructure to modernise and provide new facilities across the State.

Health

Since 1998, the total growth in the health function within the Queensland Government has been 121.5% ($4.249 billion). Spending by Queensland Health now amounts to $7.151 billion in 2007-08 and is expected to grow to $8.207 billion by 2010-11.

The Government’s Health Action Plan, first released in 2005, has provided a blueprint for reform of the health system. The initial package included a total investment of $6.367 billion over five years. This investment has now increased to $11.4 billion, and has focused on:

•

increasing the number of medical professionals by providing additional places for medical students, employing more interns and attracting qualified medical staff to Queensland. As at 6 May 2007, 1,036 extra doctors and 3,157 extra nurses were appointed, well above respective targets of 300 and 500

•	improving rural health services by recruiting and retaining further medical professionals for remote areas

•	the provision of new services and maintenance to emergency departments to deal with increasing presentation rates

118	Budget Strategy and Outlook 2007-08

•	ensuring adequate and targeted investment in health services infrastructure, such as hospital refurbishments and community health centres

•	increasing transparency and accountability through the Health Quality and Complaints Commission

•	improving quality of and access to mental health services throughout the State

•	the development of an enhanced capacity to plan for future service delivery.

The Queensland Health 2007-08 Budget continues to drive health reform in Queensland through initiatives including the provision of enhanced clinical education and training for the health workforce, the implementation of an e-Health strategy, patient transport reforms and enhanced outpatient service delivery.

Public order and safety

Public order and safety includes funding to police, legal services and law courts, fire protection, prisons and corrective services. Contributing to the 85.6% ($1.348 billion) growth in public order spending since 1998 have been consistent increases in police numbers that have maintained the police to population ratio at or above the national average, as well as additional allocations relating to infrastructure. Funding has been provided for the planning and construction of new courthouse facilities, and for the expansion and redevelopment of prison infrastructure such as Townsville Correctional Centre.

In addition, law enforcement services have benefited from the implementation of new information and communications technologies, such as:

•	the Public Safety Network, which establishes a common ICT network for the Departments of Police, Corrective Services and Justice and Attorney-General

•	QPRIME, which provides a means to effectively manage the increasing volume of information used by operational police.

Social welfare, housing and other community services

The continuously strong growth in Social welfare, housing and community services expenditure is a reflection of a range of policy initiatives designed to respond to issues relating to child safety, community support and housing shortages. Over the last few years, several essential reforms to child protection have been instigated, including upgrades to therapeutic and alternative care, suspected child abuse and neglect teams, and the accelerated increase of frontline staffing.

A number of initiatives have been implemented to address the social housing needs, including the purchase and construction of additional dwellings for the Public Housing and Aboriginal and Torres Strait Islander Housing rental programs, and the construction of new shelters under the Crisis Accommodation program. Since 1998-99, housing assistance has increased by 95%.

Budget Strategy and Outlook 2007-08	119

Since 1998-99, the investment in disability services has grown by over 200%. This expenditure has been directed towards enhancing respite services for carers, reducing the number of young people living in nursing homes, implementing the Disability Services Act 2006 and strengthening the capacity of non-government organisations to provide disability services.

This function also includes expenditure relating to families, communities and the environment, all of which have benefited from being part of key budget priorities in recent years. In total, the area of Social welfare, housing and community services has experienced a 163% ($2.612 billion) growth in expenditure since 1998.

Transport and communications

The Government is taking action to address urban congestion and is investing heavily in infrastructure and services. The South East Queensland Infrastructure Plan and Program details the Government’s commitment to providing new infrastructure. Chapter 4 outlines current transport and road initiatives funded in the 2007-08 Budget.

Spending in this area has experienced a total growth of 70.1% ($1.451 billion) since 1998. This funding has supported the development of transport and road projects including provision of funding to Queensland Rail to provide Citytrain services, freight transport in and out of South East Queensland and high-quality connections between the region’s key activity centres. A major focus for the Government is to encourage people to travel in alternative, non-car modes of transport. Public transport patronage in South East Queensland increased by approximately 12% in 2005-06 from the previous year, six times the growth rate prior to the introduction of TransLink. Other initiatives to reduce congestion include the implementation of fare equalisation for all regional urban bus services, higher frequency services, the upgrade of bus stops, the introduction of wheelchair accessible taxis into small rural and regional communities and disability compliant bus and ferry infrastructure across regional centres.

Road safety issues have also been addressed, with the development of an action plan based on the recommendations of the Queensland Road Safety Summit of February 2006. This includes changes to driver licence requirements and the investigation of further speed enforcement technologies.

Details of 2007-08 initiatives and service developments are provided in Chapter 4.

DEPARTMENTAL EXPENSES

Data presented in Tables 6.3 and 6.4 provide a summary drawn from financial statements contained in the Ministerial Portfolio Statements reports. Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can be obtained from individual Ministerial Portfolio Statements.

120	Budget Strategy and Outlook 2007-08

Table 6.3

Departmental Controlled Expense 1,2

	2006-07 Est. Actual $’000	2007-08 Estimate $’000
Aboriginal and Torres Strait Islander Policy (ceased 13 September 2006)	12,077	—
Child Safety	496,720	551,260
Communities	514,181	596,915
Corrective Services	423,818	487,018
Disability Services Queensland	624,781	1,081,758
Education, Training and the Arts	5,549,458	6,021,884
Electoral Commission of Queensland	22,926	11,819
Emergency Services	770,615	849,349
Employment and Industrial Relations	187,446	205,715
Employment and Training (ceased 13 September 2006)	231,647	—
Environmental Protection Agency	311,934	332,239
Forestry Plantations Queensland Office	34,572	37,655
Health	6,814,658	7,151,142
Housing	580,651	675,820
Infrastructure (formerly The Coordinator-General)	83,765	57,767
Justice and Attorney-General	271,749	302,409
Legislative Assembly	65,969	67,131
Local Government, Planning, Sport and Recreation	585,046	629,603
Main Roads	1,592,382	1,495,475
Mines and Energy	89,615	96,226
Natural Resources and Water	813,594	608,546
Office of the Governor	4,548	4,443
Office of the Ombudsman	6,075	6,194
Office of the Public Service Commissioner	10,155	12,480
Police	1,296,260	1,437,088
Premier and Cabinet	114,010	128,876
Primary Industries and Fisheries	365,610	332,515
Public Works	377,422	431,212
Queensland Audit Office	31,021	30,821
State Development	203,964	230,886
The Public Trustee of Queensland	56,425	61,461
Tourism, Fair Trading and Wine Industry Development	62,933	67,992
Transport	2,118,209	2,335,181
Treasury	220,351	152,190
Total Expenses	24,944,587	26,491,070

Notes:

1.	Total expenses by department does not equate to total general government expenses in Government Finance Statistics (GFS) terms reported elsewhere in the Budget Papers as GFS General Government expenses include a wider range of entities including State Government statutory authorities and also transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government GFS financial statements.
2.	Explanation of variations in departmental controlled expenses can be found in individual agency Ministerial Portfolio Statement documents.

Budget Strategy and Outlook 2007-08	121

Table 6.4

Departmental Administered Expense 1,2

	2006-07 Est. Actual $’000	2007-08 Estimate $’000
Communities	154,487	149,354
Education, Training and the Arts	1,784,650	1,814,099
Health	11,040	16,209
Housing	1,500	..
Infrastructure (formerly The Coordinator-General)	16,166	15,619
Justice and Attorney-General	148,462	151,807
Local Government, Planning, Sport and Recreation	347,098	328,792
Mines and Energy	386,530	488,153
Natural Resources and Water	12,488	14,851
Police	744	405
Premier and Cabinet	112,501	110,167
Primary Industries and Fisheries	22,706	29,589
Public Works	20,196	20,262
State Development	1,882	1,915
The Public Trustee of Queensland	1,694	1,745
Tourism, Fair Trading and Wine Industry Development	51,857	49,823
Transport	1,720	750
Treasury [3]	1,576,319	2,553,550
Total Expenses	4,652,040	5,747,090

Notes:

1.	Total expenses by department does not equate to total general government expenses in Government Finance Statistics (GFS) terms reported elsewhere in the Budget Papers as GFS General Government expenses include a wider range of entities including State Government statutory authorities and also transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government GFS financial statements.
2.	Explanation of variations in departmental administered expenses can be found in individual agency Ministerial Portfolio Statement documents.
3.	In its capacity as manager of the State’s finances, Treasury borrows on behalf of the Government. The increase in the 2007-08 estimate represents interest on additional funds borrowed during 2007-08 to support the expansion of the State’s capital program and the State’s share of superannuation beneficiary payments as per the most recent actuarial investigation.

122	Budget Strategy and Outlook 2007-08

Table 6.5

Reconciliation of Departmental to GFS Expenses 1

		2006-07 Est. Actual $ million	2007-08 Estimate $ million
Departmental expenditure per MPS	- Controlled (Table 6.3)	24,945	26,491
	- Administered (Table 6.4)	4,652	5,747

	Non-GFS departmental expenses 2	466	(119)

	Other General Government entities (e.g. CBUs, SSPs, Statutory Bodies)	3,266	3,110

		33,328	35,229

	Superannuation Interest expense	716	745

	Eliminations and Other whole-of-Government adjustments
	Elimination of payments to CBUs and SSPs	(2,757)	(2,765)
	Payroll Tax elimination	(424)	(446)
	Other eliminations and adjustments	(701)	(481)

	Total General Government GFS Expenses	30,164	32,282

Notes:
1.	Numbers may not add due to rounding.
2.	Certain expenses such as asset valuation changes are excluded from GFS reporting. In addition, this item removes the effect of cash payments for whole-of-Government schemes such as the State’s share of superannuation beneficiary payments reported in Treasury Administered’s expenses. Costs associated with these schemes are accrued annually.

Budget Strategy and Outlook 2007-08	123

7.	BALANCE SHEET AND CASH FLOWS

FEATURES

•	The Queensland Government’s strong financial position is expected to strengthen further in 2007-08. State net worth is projected to rise by $5.333 billion through the year to $119.799 billion.

•

Net worth is also forecast to increase each year over the forward estimates period, meeting the Government’s commitment in its Charter of Social and Fiscal Responsibility to maintain and seek to increase total State net worth.

•

The General Government sector is well placed to meet all its present and future liabilities. Financial assets are projected to exceed liabilities by $25.073 billion in the General Government sector at 30 June 2008, consistent with the Government’s Charter principles.

•	The General Government sector is estimated to record a cash deficit of $892 million in 2007-08, after allowing for $5.132 billion in net asset purchases.

INTRODUCTION

The 2007-08 balance sheet shows the projected assets, liabilities and net worth of the General Government sector as at 30 June 2008. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with any emerging financial and economic pressures.

The assets and liabilities in the balance sheet are defined according to the Australian Bureau of Statistics Government Finance Statistics (GFS) standard.

Detailed balance sheet and cashflow information for the General Government sector and the rest of the public sector is contained in Chapter 9.

BALANCE SHEET

Table 7.1 provides a summary of the key balance sheet measures for the General Government sector.

124	Budget Strategy and Outlook 2007-08

Table 7.1

General Government sector: Summary of budgeted balance sheet1

	2006-07 Budget[2] $ million	2006-07 Est. Act. $ million	2007-08 Projection $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Financial assets	48,801	57,072	59,857	62,895	66,107	69,340
Non-financial assets	80,543	87,592	94,726	100,725	106,852	112,888
Total Assets[3]	129,344	144,665	154,583	163,620	172,959	182,228
Borrowings and advances	4,419	3,742	7,158	11,499	15,769	19,844
Superannuation liability	19,369	19,194	20,368	21,518	22,605	23,696
Other provisions and liabilities	6,524	7,263	7,257	7,301	7,513	7,747
Total Liabilities	30,312	30,198	34,784	40,318	45,887	51,287
Net Worth	99,032	114,466	119,799	123,302	127,072	130,941
Net Financial Assets	18,489	26,874	25,073	22,577	20,220	18,054
Net Debt	(21,014)	(26,423)	(24,709)	(21,889)	(19,372)	(17,234)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.
3.	For GFS purposes, the State’s assets are classed as either financial or non-financial assets.

Financial assets

The General Government sector holds the full equity of the State’s public enterprises, principally its shareholding in Government-owned corporations, in much the same manner as the parent or holding company in a group of companies. The estimated net investment in public enterprises ($25.179 billion at 30 June 2008) is included in the General Government sector’s financial assets1.

In the year to 30 June 2008, financial assets are projected to increase by $2.785 billion, attributable principally to increased investment in assets set aside to meet future employee liabilities and higher investment in the State’s public enterprises. This is partially offset by a decline in the tax equivalent receivables resulting from the sale of ENERGEX’s electricity and gas retail business, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business including Powerdirect.

[1]

Some credit rating agencies and analysts set aside the equity investment in public enterprises in assessing net financial assets. Their view is that as these investments are held for policy purposes and are not readily realisable they cannot, in practice, be used to offset liabilities.

Budget Strategy and Outlook 2007-08	125

Financial assets of $57.072 billion are forecast for 2006-07, or $8.271 billion higher than originally budgeted, reflecting the impact of stronger earnings on investments during the year. At the time of the 2006-07 Budget, investment earnings were based on the long-term rate of return of 7.5%. Strong performance in investments in 2006-07 has resulted in an upward revision of investment returns to 14%. Investment earnings in 2007-08 and the outyears are based on long-term rate of return assumptions.

Chart 7.1 shows projected General Government sector financial assets by category at 30 June 2008. Investments held to meet future liabilities for superannuation and long service leave comprise the major part of the State’s financial assets.

Chart 7.1

Projected General Government financial assets by category at 30 June 2008

Non-financial assets

General Government non-financial assets are projected to total $94.726 billion at 30 June 2008. The majority of these non-financial assets are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets held by the State include intangibles (mainly computer software and licences), inventories and land.

126	Budget Strategy and Outlook 2007-08

Changes in non-financial assets occur for a number of reasons including:

•	construction and purchase of assets, either to replace existing assets or provide additional capacity for the State to deliver services

•	revaluations of infrastructure assets required under accounting standards

•	depreciation and disposals of assets.

Non-financial assets in the year ending 30 June 2008 are expected to grow by $7.134 billion. Of this increase, $3.045 billion represents the net acquisition of non-financial assets as part of the Government’s capital program.

The Government has traditionally funded new infrastructure at levels well beyond that of the other states. General Government purchases of non-financial assets per capita have far exceeded the average of the other states and territories for well over a decade (see Chart 3.3 of Chapter 3).

Liabilities

The largest accruing liability in the General Government sector is employee entitlements (principally superannuation and long service leave) which are projected to total $25.311 billion at 30 June 2008. Other liabilities include borrowings and advances received.

Liabilities are budgeted to increase by $4.586 billion in 2007-08, largely on account of increased borrowing to support the State’s capital program and growth in the General Government superannuation liability.

State public sector superannuation liabilities include defined benefit liabilities for current employees and the balance of former scheme members (retirement, resignation etc) who choose to retain their funds within QSuper.

The proportion of the State’s total superannuation liability relating to former scheme members is expected to increase over the forward estimates period as these investment balances grow and new public sector employees join the accumulation fund, as opposed to the defined benefit fund.

As a result of the planned capital program, Treasury is expected to borrow for the first time since 2000-01. While borrowings have been budgeted for several years, the strong cash position of the State has meant borrowings have not been required.

Over the Budget and forward estimates period, total additional General Government borrowings and advances of $16.014 billion are planned. Of this amount, some $1.95 billion (including $885 million in 2007-08) is to fund equity injections to Queensland’s Government-owned corporations to support expansion of the State’s energy and rail infrastructure, with the remainder required to fund infrastructure projects in the General Government sector.

Budget Strategy and Outlook 2007-08	127

Other non-equity liabilities include payables, unearned revenue and other liabilities excluding borrowings and provisions.

The composition of the General Government sector’s liabilities is illustrated in Chart 7.2.

Chart 7.2

Projected General Government liabilities by category at 30 June 2008

Net financial assets

The net financial assets (net financial worth) measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.
The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. As it is more comprehensive, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector for 2007-08 are forecast at $25.073 billion, indicating that the State is well able to meet all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

This position is consistent with the principle in the Government’s Charter of Social and Fiscal Responsibility that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

128	Budget Strategy and Outlook 2007-08

Based on current projections, the General Government sector will continue to meet the commitment in the Government’s Charter to ensure that financial assets cover all accruing and expected future liabilities in all years through to 30 June 2011. The level of net financial assets reduces in future years reflecting the State’s increased borrowings to fund the purchase of infrastructure assets (which are not included in the calculation of net financial assets).

Queensland has consistently pursued sound long term fiscal policies such as the full funding of employee superannuation entitlements. The strong balance sheet and high levels of liquidity in the General Government sector clearly demonstrate the success of these policies.

Queensland’s level of liquidity is well in excess of other states as illustrated in Chart 7.3.

Chart 7.3

Projected ratio of financial assets to liabilities

(excluding investments in public enterprises) at 30 June 2008

General Government sector

Source: State Budget Papers for QLD, VIC and WA. Mid Year Reviews/Budget Updates for NSW, SA and TAS.

Budget Strategy and Outlook 2007-08	129

Net worth

The Charter of Social and Fiscal Responsibility specifically requires the Government to maintain and seek to increase total State net worth.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities (which is equivalent to General Government net worth). This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity

•

revaluation of assets and liabilities as required by accounting standards. Some financial liabilities are revalued on a regular basis. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments

•	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors

•

gains or losses on disposal of assets. Government agencies routinely buy and sell assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

Net worth of the General Government sector in 2006-07 of $114.466 billion is forecast. This exceeds growth forecasts in the 2006-07 Budget by $15.434 billion primarily as a result of the flow through of significantly higher net worth in the 2005-06 outcome ($8.647 billion) and greater than anticipated increases in assets as a result of revaluations of major assets in 2006-07.

Net worth is forecast to grow by $5.333 billion to $119.799 billion in 2007-08. This is due to the General Government’s operating surplus and increases in assets as a result of revaluations of major assets as part of the State’s asset revaluation cycle. During the year the Departments of Main Roads, Natural Resources and Water, and Housing will carry out major revaluations.

Chart 7.4 shows the State’s strong net worth compared with the other states and territories. Queensland’s per capita net worth is 55% greater than the average per capita net worth of the other states.

130	Budget Strategy and Outlook 2007-08

Chart 7.4

Interjurisdictional comparison of projected per capita net worth at 30 June 2008

Note:

1.	Western Australia values land under roads as part of its overall asset base. This has been adjusted to allow comparison with other jurisdictions which do not value land under roads.

Source: State Budget Papers for QLD, VIC, WA and NT. Mid Year Reviews/Budget Updates for NSW, SA, TAS and ACT. Population data from Australian Government Budget Paper No.3, 2007-08.

Net debt

Net debt is the difference between gross debt and financial assets (less equity in public enterprises and non-equity assets). The extent of accumulated net debt is currently the most common measure used to judge the overall strength of a jurisdiction’s fiscal position. High levels of net debt impose a call on future revenue flows to service that debt and meeting these payments can limit Government flexibility to adjust outlays. Excessive net debt can call into question the ability of Government to service that debt.

As shown in Table 7.2, the Queensland General Government sector has negative net debt, that is, a surplus of financial assets over financial liabilities, in comparison to other states. This indicates the strength of Queensland’s financial position relative to the other states.

Queensland’s negative net debt of $5,931 per capita, compares to the weighted average net debt of $517 per capita in the other states. Queensland has had negative net debt in the General Government sector for many years.

Budget Strategy and Outlook 2007-08	131

Table 7.2

Projected net debt per capita at 30 June 2008

	QLD	NSW	VIC	WA	SA	TAS
Net debt per capita ($)	(5,931)	834	864	(900)	274	(744)

Source: State Budget Papers for QLD, VIC and WA. Mid Year Reviews/Budget Updates for NSW, SA and TAS.

Population data from Australian Government Budget Paper No.3, 2007-08.

CASH FLOWS

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement often records revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenue or expense in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided later in this chapter.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

A cash surplus of $1.722 billion is forecast in 2006-07 for the General Government sector, a revision of $2.518 billion from the 2006-07 Budget. The upward revision is primarily the result of improved net flows from operating activities and offset to some extent by increased expenditure on the capital program.

The cash result is forecast to move into deficit in 2007-08 and the outyears. The cash deficit for 2007-08 is $892 million.

Apart from the cash impact of smaller recurrent operating surpluses relative to 2006-07, the major factor contributing to lower cash results is the planned capital expansion. Total General Government capital purchases of $5.463 billion are budgeted for 2007-08.

132	Budget Strategy and Outlook 2007-08

Over the period 2007-08 to 2010-11, net additions (i.e. after deducting depreciation and asset sales) to the General Government capital stock of close to $13.196 billion are planned. This substantial investment in additional capital will impact on the GFS cash result.

Table 7.3 provides summary cash flow information for the General Government sector for 2006-07, 2007-08 and the outyears. Detailed cash flow tables are included in Chapter 9.

Table 7.3

General Government sector: Summary of budgeted cash flows1

	2006-07 Budget $ million	2006-07 Est. Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Cash receipts from operating activities	29,890	32,603	34,057	33,884	35,161	36,666

Cash payments for operating activities	(27,030)	(27,034)	(29,817)	(30,584)	(31,808)	(33,036)

Net cash flow from operating activities	2,860	5,569	4,240	3,300	3,352	3,630

Net cash flows from investing activities	(5,246)	(6,055)	(7,600)	(7,792)	(7,696)	(7,661)

Net cash flows from financing activities	1,785	729	3,555	4,259	4,186	4,014

Net increase/(decrease) in cash held	(602)	242	195	(234)	(159)	(17)

Derivation of GFS cash surplus (deficit)

Net cash flow from operating activities	2,860	5,569	4,240	3,300	3,352	3,630

Payments for investments in non-financial assets	(3,656)	(3,847)	(5,132)	(5,548)	(5,650)	(5,675)

Equals GFS cash surplus (deficit)	(796)	1,722	(892)	(2,248)	(2,298)	(2,045)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	133

Cash flows from operating activities

Table 7.4 provides a disaggregation of operating cash flows.

Table 7.4

General Government sector: Cash flows from operating activities1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Receipts from operating activities

Taxes received	7,870	8,374	9,271
Grants and subsidies received	13,768	14,171	15,029
Sales of goods and services	2,993	3,238	3,347
Other receipts	5,259	6,820	6,410

Total receipts from operating activities	29,890	32,603	34,057

Payments for operating activities

Payments for goods and services	(19,161)	(18,710)	(20,448)
Grants and subsidies	(7,036)	(7,352)	(8,141)
Interest	(223)	(218)	(391)
Other payments	(609)	(755)	(838)

Total payments for operating activities	(27,030)	(27,034)	(29,817)

Net cash inflows from operating activities	2,860	5,569	4,240

Note:

1.	Numbers may not add due to rounding.

Cash inflows from operating activities include receipts from taxes, grants from the Australian Government, fees and charges levied on the provision of goods and services, interest receipts from investments and dividend and tax receipts from Public Non-financial and Financial Corporations.

Taxes received by the General Government sector are forecast at $9.271 billion in 2007-08, an increase of 10.7% or $897 million on the 2006-07 estimated actual of $8.374 billion. This reflects the continued effect of property market activity on transfer duty and land tax revenue, as well as employment and wage growth on payroll tax revenue.

Grants and subsidies receipts are forecast at $15.029 billion in 2007-08, an increase of $858 million or 6% on the 2006-07 estimated actual of $14.171 billion, partly due to funding of $408 million from the Australian Government for the Western Corridor Recycled Water Project in South East Queensland.

134	Budget Strategy and Outlook 2007(08

Other receipts include investment earnings, dividends and tax equivalents received from Government-owned corporations (GOCs) and royalties. Other receipts are expected to decrease in 2007-08 by $410 million to $6.410 billion. This largely reflects a return to the long-term average earnings rate of 7.5% on investments. Strong performance in equities markets resulted in an upward revision to investment return to 14% in 2006-07. Investment earnings in 2007-08 and the outyears are based on long-term rate of return assumptions. Partially offsetting this decline is an increase in tax equivalent receipts from GOCs.

Cash outflows represent payment for goods and services, wages and salaries, finance costs and grants and subsidies paid to households, businesses and other Government agencies. In 2007-08 the largest cash disbursement is employee expenses at $13.924 billion or 46.7% of total cash payments from operating activities.

In 2007-08, payments for goods and services, including wages and salaries, are expected to increase 9.3% to $20.448 billion. This increase reflects payments pertaining to employer superannuation (accumulation scheme) contributions and State share of superannuation beneficiary payments and increased employee entitlements in line with enterprise bargaining agreements.

Cash payments for grants and subsidies are expected to increase by $789 million or 10.7% in 2007-08 to $8.141 billion. This item includes a $408 million capital grant provided by the Australian Government through the State to assist in the construction of the Western Corridor Recycled Water Project. It further includes recurrent grants paid by the Australian Government through the State to non-state schools, grants paid to industry and grants to non-profit institutions. This item also includes community service obligation payments to the energy sector and Queensland Rail and capital grants which are largely paid to local government authorities to fund capital works.

Other payments mainly comprise personal benefit payments and other transfer payments. This item is estimated to increase by 11% in 2007-08 to $838 million. This is primarily attributable to the implementation of a Redress Scheme for former child residents of State institutions.

Budget Strategy and Outlook 2007-08	135

Cash flows from investments

Cash flows from investments include both financial and non-financial assets. Table 7.5 provides a disaggregation of investment cash flows into the different types.

Table 7.5

General Government sector: Cash Flows from investing activities

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Net payments for investments in non-financial assets	(3,656)	(3,847)	(5,132)

Net cash flows from investing activities in financial assets for policy purposes	(318)	1,409	(885)

Net cash flows from investing activities in financial assets for liquidity purposes	(1,272)	(3,617)	(1,583)

Net increase/(decrease) in cash held from investing activities	(5,246)	(6,055)	(7,600)

The largest cash disbursement for the Government, outside of recurrent operations, is for investments in non-financial assets. This represents the Government’s capital works program which provides for infrastructure such as schools, hospitals and roads.

Cash outflows from investing in non-financial assets are expected to increase to $5.132 billion in 2007-08 from $3.847 billion in 2006-07, an increase of 33.4%.

The cash expenditure on investment in non-financial assets differs from the estimates of capital works expenditure in Budget Paper No. 3 – Capital Statement. The estimates contained in that paper are on a gross basis and incorporate both departmental agencies and Government-owned corporations. In addition, Budget Paper No. 3 only includes capital expenditure, including capital grants, within Queensland and does not offset proceeds from asset sales.

Apart from investing in new capital expenditure, governments also manage financial assets in order to finance overall expenditures. In addition, Queensland manages financial assets set aside to provide for future employee benefits (for example, superannuation and long service leave). The Government manages its financial assets through a combination of borrowing or investing funds and reducing or increasing equity in government or private sector entities. Investments in financial assets include activities relating to both policy and liquidity.

136	Budget Strategy and Outlook 2007-08

Investments for policy purposes include net equity injections into Government and other business enterprises and the net cash flow from disposal or return of equity in Government business enterprises.

Cash inflows from investments for policy purposes for 2006-07 of $1.409 billion reflect equity transactions by the General Government sector with Public Non-financial and Financial Corporations. In 2006-07, this includes a $1.7 billion inflow relating to the sale of ENERGEX’s electricity and gas retail business, the Allgas distribution network and the competitive parts of Ergon Energy’s electricity retail business, including Powerdirect. A further inflow resulted from the transfer of Golden Casket Lottery Corporation to Tattersall’s. These inflows were offset to some extent by an injection to Queensland Rail for the South East Queensland Infrastructure Plan and Program, a dividend reinvestment to ENERGEX, funding for the South East Queensland (Gold Coast) Desalination Plant and injections to Tarong Energy Corporation Ltd to support the scale back of power station operating profiles under the Generation Profile Plan (GPP) Mk2.

Cash outflows from investments for policy purposes for 2007-08 of $885 million also reflect equity transactions with public enterprises, in particular additional equity injections to Queensland Rail for the South East Queensland Infrastructure Plan and Program and to Tarong Energy Corporation Ltd for GPP Mk2.

Cash flows from investments for liquidity purposes represent net investment in financial assets such as to cover superannuation and other employee entitlements.

The 2006-07 estimated cash outflows from investments in financial assets for liquidity purposes of $3.617 billion is substantially higher than forecast in the 2006-07 Budget and primarily reflects the increase in interest earnings on investments from 7.5% to 14% and a lower State share of superannuation beneficiary payments. In 2006-07, the State’s share of superannuation beneficiary payments was reduced in line with the funding recommendation outlined in the most recent actuarial investigation.

The reinvestment of interest earnings, investment of contributions set aside for the Government’s defined benefit superannuation scheme and employee entitlements resulted in higher cash outflows for 2006-07. These outflows are partially offset by payments for employee entitlements during the year.

Cash outflows from investments in financial assets for liquidity purposes are estimated to be $1.583 billion in 2007-08. The decline from 2006-07 reflects reinvestment of interest earnings based on the long-term rate of return of 7.5% and a higher State share of superannuation beneficiary payments.

Budget Strategy and Outlook 2007-08	137

Cash flows from financing activities

Cash flows generated from financing activities are outlined in Table 7.6 below.

Table 7.6

General Government sector: Cash flows from financing activities1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million

Net cash flows from advances	(15)	(15)	(14)

Net cash flows from borrowing (net)	1,800	743	3,569

Net increase/(decrease) in cash held from financing activities	1,785	729	3,555

Note:

1.	Numbers may not add due to rounding.

Cash flows from financing activities include cash flows from net borrowing (increase in borrowing less redemption), net advances (gross investment in new loans less redemption of loans issued) and other financing.

In 2006-07 net cash inflows from financing activities are estimated at $729 million. This represents borrowings to increase the State’s capital program.

Cash inflows from financing activities for 2007-08 are estimated at $3.555 billion, reflecting borrowings to partially fund the General Government’s capital program of $5.463 billion.

138	Budget Strategy and Outlook 2007-08

RECONCILIATION OF OPERATING CASH FLOWS TO THE OPERATING STATEMENT

Table 7.7 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government sector.

Table 7.7

General Government sector: Reconciliation of cash flows

from operating activities to accrual operating activities

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
GFS accrual revenue	29,070	32,557	32,551
Plus/(less) movement in tax equivalent and dividend receivables	99	(669)	742
Plus GST receipts	907	929	939
Plus/(less) movement in other receivables	(186)	(214)	(175)
Equals GFS cash receipts	29,890	32,603	34,057

GFS accrual expense	28,825	30,164	32,282
(Less) non-cash items
Depreciation and amortisation expense	(1,754)	(1,780)	(2,015)
Accrued superannuation expense	(1,586)	(1,728)	(1,738)
Accrued employee entitlements	(328)	(334)	(352)
Other accrued costs	(241)	(600)	(413)
Plus Superannuation benefits paid – defined benefit	430	40	407
Plus/(less) movement in employee entitlement provisions	203	195	170
Plus/(less) GST paid	936	934	963
Plus/(less) movement in other provisions and payables	545	143	513
Equals GFS cash expenditure	27,030	27,034	29,817

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest difference is on the expenses (expenditure) side, with large non-cash expenses associated with depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

Budget Strategy and Outlook 2007-08	139

8.	INTERGOVERNMENTAL FINANCIAL RELATIONS

FEATURES

•

Queensland’s share of GST revenue in 2007-08 will be reduced by $166 million because of a downward revision to the State’s assessed relativity. The Commonwealth Grants Commission’s 2007 Update Report recommended the reduction in Queensland’s underlying share of GST largely on account of strong growth in Queensland’s relative capacity to raise transfer duty on property conveyances.

•

The Commonwealth Grants Commission’s latest relativity assessments imply a reduction in Queensland’s share of GST over the next few years, continuing losses in recent years. It is anticipated that by 2010 Queensland will have experienced a cumulative loss in GST funding of more than $1 billion since the 2004 Review of Methodology.

•	Revenue reductions for Queensland from the abolition of business taxes will be $465 million in 2007-08, increasing to nearly $1.2 billion in 2011-12.

•

The abolition of business taxes has contributed to Queensland becoming increasingly reliant on Australian Government funding. Approximately 44% of Queensland’s revenue will be sourced from the Australian Government in 2007-08.

•

While Queensland’s revenue from GST will continue to grow at an annual average rate of 3.1% from 2007-08 to 2010-11, Queensland’s available GST revenue per capita, adjusted for tax reform costs, will decline on average by 1.0% per annum over the same period. This limits the Government’s ability to fund the infrastructure and services required to meet the needs of Queensland’s strong population growth.

•

The Queensland Government provides strong fiscal support to the local government sector. In 2007-08, the Queensland Government will provide $788 million in grants to Queensland local government authorities, comprising 63.4% of grant funding for local government in Queensland.

140	Budget Strategy and Outlook 2007-08

COMMONWEALTH-STATE FINANCIAL ARRANGEMENTS

The framework for Commonwealth-state1 financial arrangements includes:

•	Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA)

•	the Ministerial Council for the Reform of Commonwealth-State Financial Relations (Ministerial Council)

•	the Commonwealth Grants Commission

•	the Australian Loan Council.

The IGA, Ministerial Council and Commonwealth Grants Commission provide the framework and mechanism for distribution of GST funding to the states, as discussed in Box 8.1.

Box 8.1

Framework for Commonwealth-state financial arrangements

Intergovernmental Agreement

All Australian states signed the Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA) in June 1999. The IGA outlines the basis for distributing GST funds to the states and territories, and the Commonwealth Government’s commitments to maintaining Specific Purpose Payments in real terms.

Ministerial Council

The Ministerial Council for the Reform of Commonwealth-State Financial Relations (Ministerial Council) comprises the Australian Government and state government treasurers and was established in June 1999 to oversee the operation of the IGA. The Ministerial Council meets annually to consider:

•        recommendations of the Commonwealth Grants Commission, Heads of Treasuries and the Australian Treasurer’s advice regarding estimated payments to states

•        taxation issues relevant to Commonwealth-state financial relations

•        Specific Purpose Payments to the states

•        competition and economic reform matters.

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states and each year updates the financial, economic and demographic data that underpin its recommendations.

Australian Loan Council

The Australian Loan Council, which comprises the Australian Government Treasurer and state treasurers, meets annually to endorse Loan Council Allocations put forward by the Australian and state governments.

[1]	In this chapter, the term ‘state’ refers to Australian states and territories

Budget Strategy and Outlook 2007-08	141

Australian Government funding to states

Commonwealth-state financial relations are characterised by a disparity between the revenue-raising capacity and the expenditure responsibilities of the Australian and state governments respectively. This mismatch is known as vertical fiscal imbalance. The Australian Government collects the major share of taxation revenues and states must rely on grants from the Australian Government to meet their expenditure requirements.

Since the introduction of the Australian Government’s national tax reforms in 2000, states have become more and more dependent on Australian Government funding. Chart 8.1 shows all states’ funding sources for 1999-2000 and 2007-08. In 1999-2000 the states received 35% of their revenues from the Australian Government. This is estimated to increase to 47% in 2007-08. In contrast, the proportion of the states’ revenues from state taxes has declined from 40% in 1999-2000 to an estimated 32% in 2007-08.

Chart 8.1

Revenue sources, all states, 1999-2000 and 2007-081

Notes:

1.	2007-08 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Source: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Government Budget Papers.

142	Budget Strategy and Outlook 2007-08

Table 8.1 shows that Australian Government payments to the states in 2007-08 are expected to total $72.067 billion, an increase of $4.645 billion or 6.9% compared with 2006-07.

Table 8.1

Estimated Australian Government payments to the states, 2006-07 and 2007-081

	2006-07 $ million	2007-08 $ million	Change Nominal Terms %	Change Real[2] Terms %	Change Real[2] Per Capita %
GST Revenue	39,552	41,850	5.8	2.2	0.7
Specific Purpose Payments
SPPs ‘to’ the States	20,627	22,367	8.4	4.8	3.2
SPPs ‘through’ the States	7,243	7,850	8.4	4.7	3.2
Total Specific Purpose Payments	27,870	30,217	8.4	4.8	3.2

Total Payments	67,422	72,067	6.9	3.3	1.7

Notes:

1.	Numbers may not add due to rounding.
2.	Deflated by the 2006-07 year average national inflation forecast of 3.5% and Australian population growth of 1.5%.

Source: Australian Government Budget Paper No.3, 2007-08.

GST revenue from the Australian Government is expected to increase from $39.552 billion in 2006-07 to $41.850 billion in 2007-08, an increase of 5.8% in nominal terms. In real per capita terms, GST is expected to increase by 0.7%.

Total SPPs in 2007-08 are expected to be $30.217 billion. This represents an increase of $2.347 billion, or 8.4% in nominal terms, over 2006-07. Payments to the states will increase by 8.4% in nominal terms, compared with an increase of 8.4% in Specific Purpose Payments (SPPs) “through” the states.

State shares of Australian Government funding

Table 8.2 shows the expected shares of total Australian Government payments to each state for 2007-08 compared with each state’s population share. Queensland’s expected share of total Australian Government funding of 19.9% is marginally more than its population share of 19.8%.

Budget Strategy and Outlook 2007-08	143

Table 8.2

Relative shares of payments to the states, 2007-081

	Share of payments %	Share of population %	Relative share[2] %
New South Wales	30.0	33.0	91.0
Victoria	22.2	24.7	89.8
Queensland	19.9	19.8	100.6
Western Australia	10.5	10.1	104.5
South Australia	8.6	7.5	115.0
Tasmania	3.3	2.3	141.1
Australian Capital Territory	1.8	1.6	114.4
Northern Territory	3.6	1.0	357.9

Notes:

1.	Numbers may not add due to rounding.
2.	A state’s relative share is measured as its funding share as a percentage of its population share.

Source: Australian Government Budget Paper No.3, 2007-08.

Queensland’s share of Australian Government funding

Table 8.3 details Queensland’s share of estimated Australian Government payments in 2007-08 and the difference from its population share. Queensland expects to receive $90.0 million more than a per capita share of GST revenue. This is offset by the $10.6 million less than a per capita share of total SPP funding Queensland is expected to receive. In terms of total Australian Government funding, Queensland expects to receive $79.4 million more than a per capita share in 2007-08.

Table 8.3

Queensland’s share of estimated Australian Government payments

2007-08

	Queensland’s Share %	Difference from Population Share $ million
GST Revenues	20.0	90.0
Specific Purpose Payments
SPPs ‘to’ the State	19.9	21.0
SPPs ‘through’ the State	19.4	-31.6
Total Specific Purpose Payments	19.8	-10.6
Total Australian Government Payments	19.9	79.4

Source: Australian Government Budget Paper No.3, 2007-08.

144	Budget Strategy and Outlook 2007-08

Queensland’s reliance on Australian Government funding

Queensland’s reliance on Australian Government funding, as shown in Chart 8.2, is consistent with the national trend, with the share of total funding sourced from the Australian Government rising from 35% in 1999-2000 to an estimated 44% in 2007-08. Meanwhile Queensland’s own-source revenue has fallen from 65% in 1999-2000 to 55% in 2007-08.

Chart 8.2

Revenue sources, Queensland, 1999-2000 and 2007-081

Notes:

1.	2007-08 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Source: ABS Government Finance Statistics Cat No. 5512.0 and Queensland Budget estimates.

Queensland’s reliance on Australian Government funding is expected to further increase as planned stamp duty reforms are implemented.

Budget Strategy and Outlook 2007-08	145

DISTRIBUTION OF GST FUNDS

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states. Under its terms of reference the CGC is required to determine its recommendations on the basis of horizontal fiscal equalisation, as detailed in Box 8.2.

Box 8.2 Horizontal fiscal equalisation and distribution of GST

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states and each year updates the financial, economic and demographic data that underpin its recommendations.

Horizontal Fiscal Equalisation

The Australian Government distributes GST revenue to states based on the principle of horizontal fiscal equalisation (HFE), using per capita relativities recommended by the CGC. Queensland supports the principle of HFE and the role of the independent CGC in determining each state’s share of GST revenue.

The principle of HFE is that state governments should receive funding from the Australian Government such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard.

A distribution based on HFE principles recognises the different financial capacities of the states, particularly that some states have inherently greater capacity to raise revenue and that some states have inherently greater costs to meet in providing services to an Australian standard. If the distribution of the GST to the states were on any basis other than HFE, some taxpayers would be forced to accept either a lower standard of state services or a higher level of state taxation than other taxpayers in similar circumstances.

Complaints about Equalisation

New South Wales and Victoria have complained about the distribution of GST because they do not receive the GST revenue they claim has been paid by their taxpayers. Aside from the absence of data required to determine how much of the GST is attributable to one state or another, it would not be fair to distribute a tax on the basis of where it was collected. The GST is a nationally based tax and to suggest that it should be distributed back to the states on the basis of where it was raised is akin to saying that the Australian Government income tax should be spent in the states where it was collected. If wealthy states retained all the national taxes that they contribute it would be inequitable and unfair and contrary to the national interest.

More information on HFE and GST distribution can be accessed through the Queensland Government Treasury website: www.treasury.qld.gov.au/gst-factsheets or the Commonwealth Grants Commission website: www.cgc.gov.au.

146	Budget Strategy and Outlook 2007-08

2007 Update of Relativities

At the 2007 Treasurer’s Conference, the Australian Government accepted the CGC’s 2007 Update Report on State Revenue Sharing Relativities (2007 Update Report) as the basis for the distribution of the GST revenue to the states in 2007-08.

In the 2007 Update Report, the CGC recommended an underlying decrease in Queensland’s share of GST revenue of $166.4 million in 2007-08, as shown in Table 8.4. New South Wales has gained significantly from the 2007 Update with an increase of $277 million.

Table 8.4

Components of underlying change in states share of GST revenue

2006-07 to 2007-081

	NSW $ million	VIC $ million	QLD $ million	WA $ million	SA $ million	TAS $ million	ACT $ million	NT $ million
Revenue	360.8	92.1	-248.5	-220.2	18.7	-10.5	15.0	-7.4
Expenditure	-60.7	-29.7	74.7	-43.3	38.2	1.5	-6.2	25.4
SPPs	-23.1	1.7	7.4	-8.0	12.4	3.8	4.2	1.5
Total	277.0	64.0	-166.4	-271.6	69.3	-5.1	13.1	19.7

Note:

1.	Numbers may not add due to interactions between Expenditure and SPP assessments.

Source: Commonwealth Grant Commission 2007 Update Report on State Revenue Sharing Relativities.

The decrease in Queensland’s GST revenue share follows reductions in its share of GST funding of $174 million in 2006 and $93 million in 2005. It is expected that Queensland will experience a further loss of GST share following the 2008 Update, which is likely to result in Queensland receiving a less than per capita share of GST funding in 2008-09.

It is anticipated that by 2010 Queensland will have experienced a cumulative loss in GST funding of more than $1 billion since the 2004 Review of Methodology.

Queensland’s declining share of GST revenue reflects the state’s increased fiscal capacity, particularly from strong performances in the property market and mining sector (see Box 8.3 for more details). The change in Queensland’s GST share over the last three years demonstrates the responsiveness of the CGC’s methodology to changes in states’ revenue earning capacities and expenditure needs.

Budget Strategy and Outlook 2007-08	147

Box 8.3 Queensland’s declining share of GST revenue

The CGC uses the latest available data in its assessments, which reflect the relative economic circumstances of the states. For example, in the 2007 Update Report, the CGC found that Queensland had a relatively greater capacity to raise revenue from mining revenue and stamp duty on conveyances. This greater revenue raising capacity, amongst other things, is reducing Queensland’s share of GST funding. The removal of some state taxes from the CGC’s assessment also reduced Queensland’s share of GST funding.

In 2007-08 Queensland is expected to receive a share of GST marginally above its per capita share, but the state’s share of GST revenue is expected to decline over the next few years with a less than per capita share anticipated in 2008-09. The declining share of GST revenue may impact the State’s capacity to provide additional services, or enhance existing services. However, Queensland recognises that it is fair for a state that has increased capacity to raise revenue from its own sources to have that capacity recognised when GST revenue is distributed.

States which experience higher than average economic growth should expect, other things being equal, to see their share of GST revenue fall. This is an intended consequence of the current GST distribution process and is a key aspect of maintaining equity between the states. In respect of mining revenue, the 2007 Update Report shows that New South Wales and Victoria will benefit by $1.2 billion being redistributed to them, mostly from Queensland and Western Australia. In the absence of the CGC’s process for smoothing changes in state shares, the current strong performance of the Queensland and Western Australian economies would result in larger changes in redistributions between the states. In particular New South Wales and Victoria would have received an even greater benefit from the 2007 Update. The current process for smoothing changes in state shares of GST acts as a mechanism to provide greater stability in GST funding to states and therefore budgets.

The Commission’s latest outcomes demonstrate that the grant distribution process is responsive and reflects changes in states’ circumstances.

Relationship between GST distribution and economic performance

A key feature of recent Updates has been the convergence of the fast growing economies of Queensland and Western Australia with the more established economies of New South Wales and Victoria.

There has been some criticism of the GST distribution process on the basis that it does not adequately take into account the rapid growth in the Queensland and Western Australian economies. Chart 8.3 shows that Queensland’s GSP per capita has been converging with those of both New South Wales and Victoria over the period from 2000-01 to 2005-06.

148	Budget Strategy and Outlook 2007-08

Chart 8.3

Convergence between larger states – GSP per capita relativities

Source: Commonwealth Grants Commission Relative Fiscal Capacities of the States 2007.

Over these six years, GSP per capita for New South Wales has declined from 6% above the Australian average, while Queensland’s GSP per capita has risen substantially towards the national average.

At the same time, New South Wales’ assessed GST single year relativity, which is a key determinant of its share of the GST pool, has risen from 0.88 to 0.96. Over the same period Queensland’s GST relativity has fallen from 1.05 to 0.93 as shown in Chart 8.4.

Budget Strategy and Outlook 2007-08	149

Chart 8.4

Convergence between larger states – single year GST relativities

Source: Commonwealth Grants Commission Report on State Revenue Sharing Relativities 2007 Update.

It is clear that as the relative economic strength of a state changes, so too does its assessed share of GST funding.

The CGC’s 2007 Update data shows that for the first time ever, Queensland’s assessed GST relativity is lower than that for New South Wales, and only marginally higher than that for Victoria. This means that, based on 2005-06 data, Queensland has been assessed as requiring less per capita from the GST pool than New South Wales, and only marginally more than Victoria.

2010 Review of state revenue sharing relativities - progress report

The CGC undertakes a substantive review of its methodology every five years, with the next review due to be completed in 2010. The terms of reference for the 2010 Review of Methodology direct the CGC to simplify its processes and introduce a more streamlined approach to HFE, based on a simplified methodology and better quality data as discussed in Box 8.4. The 2010 review is different to previous reviews and can be viewed as an overhaul of the way the CGC structures its assessments.

150	Budget Strategy and Outlook 2007-08

Box 8.4 The 2010 Review

Some states have raised concerns about the GST distribution process, including suggestions that GST should be distributed on the basis of which state it is raised in, and that grant distribution processes inhibit states from introducing efficiency reforms. Some states have raised concerns that the current process is complex and should be simplified.

An overhaul of how the Commission determines the distribution of the GST

The CGC is currently conducting a review, due in 2010, of the processes used to determine the distribution of the GST revenue. The CGC has indicated that it intends to vigorously pursue both equalisation and simplification for the 2010 Review, and has adopted a strategy that:

•     starts with a clean-slate when it comes to devising assessment methods

•     adopts a top-down approach, only disaggregating assessment categories if doing so materially improves equalisation and it can be done reliably

•     works toward improving the quality of data used in the assessments

•     establishes new assessment guidelines with stronger reliability and materiality criteria.

Using this strategy, the CGC believes that simplification will improve the reliability and robustness of the processes and acceptability of the outcomes.

The CGC is providing all states with the opportunity to put forward arguments about the distribution process. To date no substantive body of evidence has been put forward to support claims that there is anything conceptually wrong with the current principle of fiscal equalisation.

Queensland agrees that the strategy adopted by the CGC should make the process simpler, more transparent and ensure that the data used in the assessments is more accurate, consistent and comparable across states.

Progress reports on the 2010 Review process were provided to the Ministerial Council for Commonwealth-State Financial Relations in March 2006 and 2007. These reports are available on the CGC’s web site: www.cgc.gov.au.

IMPACT OF THE INTERGOVERNMENTAL AGREEMENT

Revenue reductions for Queensland associated with the abolition of business taxes covered by the IGA of 1999 will be $465 million in 2007-08, increasing to nearly $1.2 billion in 2011-12. Details of Queensland’s schedule for the abolition of these state taxes can be found in Chapter 5.

It is often claimed that Queensland receives the greatest benefit from GST revenue on the basis that it receives the largest amount of GST revenue in excess of the Guaranteed Minimum Amount (GMA). The GMA is a measure of the amount of revenue which the states would have received if the GST had not been introduced. Comparing GST revenue in excess of the GMA is an oversimplified way of looking at the impact of IGA reforms, as it does not account for the differences in tax regimes prior to the abolition of state taxes. For example, Queensland did not impose financial institutions duty or bed taxes, which other states were required to abolish, prior to the IGA reforms.

Budget Strategy and Outlook 2007-08	151

When Queensland’s low tax regime is taken into account, residents in all other states except Western Australia have benefited more from tax reform.

Queensland’s available GST revenue

The amount of GST revenue reported in the Budget is not the full amount available to be spent in Queensland as can be seen in Chart 8.5. The Queensland Government has to meet a number of costs associated with its commitments under the IGA: First Home Owners Grant Scheme, GST administration costs payable to the Australian Tax Office, and the cost of taxes abolished as part of the IGA.

It is anticipated that Queensland’s total share of GST will continue to grow at an annual average rate of 3.1% from 2007-08 to 2010-11. However, Chart 8.5 shows that after taking the costs listed above, as well as the State’s relatively rapid population growth into consideration, Queensland’s GST revenue per capita is estimated to decline on average by 1.0% per annum over the same period.

The impact of the costs associated with Queensland’s commitments under the IGA coupled with the declining share of GST revenue implied by the Commonwealth Grants Commission’s latest relativity assessment indicate limited capacity to further reduce State taxes while continuing to meet the service needs of a fast-growing population.

Chart 8.5

Queensland GST revenue per capita, 2006-07 to 2010-11

Note:

1.	Net GST revenue per capita represents net available revenue after meeting First Home Owners Grant Scheme costs, GST administration costs and the cost of taxes abolished under the IGA.

Source: Australian Government Budget Paper No.3, 2007-08 and Queensland Treasury.

152	Budget Strategy and Outlook 2007-08

Queensland is committed to a program for abolishing the majority of duties listed in the IGA over an agreed timeframe. Queensland has fulfilled its obligations under the IGA.

SPECIFIC PURPOSE PAYMENTS

Specific Purpose Payments (SPPs) are payments made by the Australian Government to the states for policy purposes related to activities that are the constitutional responsibility of the states. SPPs must be used for the particular policy purpose set out in individual SPP agreements. Separate agreements are negotiated for each SPP, with the agreements covering both funding and policy issues.

In some cases the structure of SPP funding arrangements can be inflexible and produce sub-optimal outcomes. They can impact on state budget flexibility and ability to respond effectively to changing circumstances.

To try and minimise any adverse impacts of SPP funding arrangements state treasuries work with the Australian Treasury through a SPP Working Group (SPPWG) to provide feedback on ways to improve the structure of SPPs to promote better management.

During 2006-07 states provided feedback on the Commonwealth-State Housing Agreement, the Natural Heritage Trust and National Action Plan for Salinity and Water Quality Agreements, and the Australian Health Care Agreement (AHCA).

During 2007-08 the SPPWG will review and provide feedback on Skilling Australia’s Workforce Agreement, the Quadrennial Agreement for Government Schools and further work will be undertaken on the AHCA.

STATE—LOCAL GOVERNMENT FINANCIAL RELATIONS

In 2007-08, a total of $1,243.3 million in grants will be provided to Queensland’s local governments (up from $1,104.8 million in 2006-07), with 63.4% of this amount provided by the Queensland Government and the balance provided by the Australian Government.

Table 8.5 details Queensland Government and Australian Government grants to local government in Queensland.

The overall increase in Queensland Government grants to local government authorities in 2007-08 reflects the expansion of some existing programs or the introduction of new initiatives by some Queensland Government agencies, including:

•	Indigenous Housing Planned Maintenance (Department of Housing)

•	Mackay Convention Precinct (Department of Public Works)

•	150th Anniversary Legacy Infrastructure Program—to celebrate Queensland’s 150th anniversary since separation from NSW (Department of Local Government, Planning, Sports and Recreation).

Budget Strategy and Outlook 2007-08	153

Table 8.5

Grants to Local Government in Queensland1,2,3

	2005-06 Actual $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Queensland Grants
Communities	52.6	53.7	56.8
—including Pensioner Rates Rebate	44.9	45.5	47.9
Disability Services[5]	0.5	0.6	13.5
Education, Training and the Arts	17.9	18.7	20.0
Emergency Services	2.6	9.8	8.2
Employment and Industrial Relations[4]	28.7	25.2	4.4
Environmental Protection Agency	0.7	2.3	2.0
Health[5]	12.2	12.4	—
Housing	45.3	62.0	98.9
Local Government, Planning, Sport and Recreation	259.9	364.5	407.1
Main Roads	100.9	78.6	84.2
Natural Resources and Water	18.0	53.5	30.9
Public Works	0.2	2.0	33.5
Transport	10.0	14.2	28.1
Other	2.1	4.8	0.4
Total State Grants	551.5	702.3	788.1

Australian Government Grants
Australian Government “through”	311.0	326.5	337.8
Australian Government “direct”	83.6	76.1	117.3

Total Commonwealth Grants	394.6	402.5	455.2
Total Grants to Local Government Authorities and Aboriginal and Islander Councils	946.1	1,104.8	1,243.3

Notes:

1.	For current and capital purposes to local government authorities and Aboriginal and Islander councils.
2.	Numbers yet to be confirmed and may be subject to revision.
3.	Numbers may not add due to rounding.
4.	This estimate may be revised upward depending on demand for services during the financial year.
5.	From 2007-08, Disability Services Queensland will provide some services to aged and disabled persons that were previously provided by Queensland Health.

Source: Queensland Treasury, Australian Government Final Budget Outcome 2005-06, Australian Government Budget Paper No.3 2007-08.

Grant purposes

The majority of grants to local government are for capital purposes. In 2007-08 capital grants will comprise 78.9% of Queensland Government grants to local government (up from 74.2% in 2006-07).

154	Budget Strategy and Outlook 2007-08

Grants for Housing and Community Amenities comprise the largest component of Queensland Government grants. Other significant grant purposes include:

•	general public services (including contribution to the costs of providing local government services where councils are unable to levy land rates)

•	the provision of rate subsidies to eligible pensioners

•	capital works subsidies provided towards the costs of local public infrastructure

•	road subsidies for local roads, networks and drainage.

Chart 8.7 highlights the broad range of purposes for which local government grants were provided by the Queensland Government in 2006-07.

Chart 8.7

State grants to local government in Queensland by purpose 2006-07

AUSTRALIAN LOAN COUNCIL

The Australian Loan Council, which comprises the Australian Government Treasurer and state treasurers, meets annually immediately after the Ministerial Council meeting. Nominations for Loan Council Allocations (LCAs) for 2007-08 put forward by the Australian and state governments reflect current best estimates of non-financial public sector deficits or surpluses. For 2007-08, the Loan Council endorsed total LCA nominations of $4.315 billion (a projected public sector surplus). This amount reflects a surplus of $17.163 billion for the Australian Government and a net deficit of $12.848 billion collectively for the states.

Queensland’s nominated LCA deficit for 2007-08 is estimated at $5.765 billion, as shown in Table 8.6. This reflects the funding requirements for capital projects of approximately $7 billion in areas such as water, energy and transport.

Budget Strategy and Outlook 2007-08	155

Table 8.6

Loan Council Allocations ($ million)

2006-07 and 2007-08 Nominations

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	C’wlth
2006-07	5,118	2,168	4,610	-42	-15	43	166	112	-19,673
2007-08	4,729	2,357	5,765	-149	-14	87	29	44	-17,163

Source: Heads of Treasuries Report on Nominated Loan Council Allocations for 2007-08.

156	Budget Strategy and Outlook 2007-08

9.	GOVERNMENT FINANCE STATISTICS

INTRODUCTION

Government Finance Statistics (GFS) data is used extensively in the presentation of financial statement information in the Budget Papers.

This chapter contains detailed financial statements for the Queensland Public Sector based on Australian Bureau of Statistics (ABS) GFS standards. These tables provide financial information prepared under the Uniform Presentation Framework of reporting as required under the Australian Loan Council arrangements. In line with these requirements, budgeted financial information for the Public Financial Corporations sector is not included.

In addition, the chapter provides:

•	reconciliation of the General Government sector GFS net operating balance to the accounting surplus

•	a GFS time series for the General Government sector

•	data on General Government expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government sector

•	the State’s revised Loan Council Budget allocation

•	background information on GFS, including the conceptual basis, sector definitions and a list of reporting entities.

GENERAL GOVERNMENT SECTOR

For a detailed analysis of the General Government sector, readers should refer to Chapter 5 – Revenue, Chapter 6 – Expenses and Chapter 7 – Balance Sheet and Cash Flows.

PUBLIC NON-FINANCIAL CORPORATIONS SECTOR

The Public Non-financial Corporations (PNFC) sector comprises entities operating in a range of industries. These entities are mainly engaged in the production and sale of goods and services to the market.

In Queensland, a significant part of the PNFC sector is comprised of the State’s Government-owned corporations (GOCs), operating in a number of key industries including energy, rail, ports and water delivery services. GOCs operate as commercially focussed entities and their activities are targeted at meeting needs identified within the market sectors they service.

Budget Strategy and Outlook 2007-08	157

PNFC operating statement

The majority of revenue generated in the PNFC sector is received through the sale of goods and services, and the receipt of current grants and subsidies.

For GOCs, the majority of sales of goods and services are to customer markets. These revenues are therefore heavily linked to the performance of the Queensland economy and the ability of GOCs to compete in increasingly competitive markets.

The major components of GOC sector revenues include rail freight charges, electricity sales, electricity network and distribution charges, port charges and agricultural and industrial water delivery. Key determinants of GOC revenue growth in 2007-08 will be energy demands, driving electricity pool prices, and continued growth in the Queensland export markets, in particular coal exports, which generate demand for rail and port services.

Across the PNFC sector, it is anticipated that sales of goods and services will generate revenues of $6.57 billion in 2007-08, with total revenues forecast at $9.192 billion. Total revenues generated by the sector are forecast to grow to $10.376 billion in 2010-11, an increase of 12.9% across the period 2007-08 to 2010-11. Again, major drivers include continued demand for GOC services and supplies in the electricity, rail and port sectors.

GOC revenues are also derived from Community Service Obligation (CSO) payments. CSOs are provided by the State where GOCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community. Major CSOs include the uniform electricity tariff and QR passenger rail services.

GOCs distribute dividends to the State as shareholder. Dividends from the GOC sector are a function of net profits and the dividend payout ratio. In general, the dividend payout ratio for the 2007-08 Budget is based on 80% of net profit after tax. In some cases, forecast net profit after tax will be adjusted to exclude any unrealised (i.e. non-cash) forecast gains or losses, for example, from upward revaluation of non-current assets or impacts on profit arising from the application of recent changes to financial reporting standards.

The dividend payout ratio does not affect a GOC’s capacity to carry out necessary maintenance and repairs, as dividends are paid after GOCs have met their commitments to operating and maintenance expenses. Shareholding Ministers consider the circumstances of individual GOCs and advice from their boards before arriving at a final determination of dividend payments.

The PNFC sector reflects positive performance with the forecast GFS net operating balance for the 2007-08 year of $360 million, after allowing for dividends of $902 million.

158	Budget Strategy and Outlook 2007-08

PNFC balance sheet and cash flow statement

The ability of GOCs to efficiently and effectively service their customers is reliant upon the investment in and maintenance of underlying infrastructure.

In 2007-08, the PNFC sector is expected to invest approximately $7.919 billion in capital projects. Significant levels of investment are expected to continue across the forward estimates period.

GOCs undertake infrastructure investment on a commercial basis and in response to the needs of the market sectors they service.

Given continued demand for electricity, significant expenditure continues to be undertaken to ensure adequate generation capacity and network reliability across the energy sector.

In 2007-08, $118 million is budgeted for completion of the $1.162 billion Kogan Creek Power project, reflecting the continued commitment to generation capacity. Capital works programs for 2007-08 will also contribute to the improved level of reliability of electricity distribution, with a focus on service quality, reliability, availability and capacity improvements. The combined capital network expenditure of Ergon Energy and ENERGEX in 2007-08 totals $1.738 billion.

As one of the State’s largest industries, the coal industry continues to be a key economic driver. Proposed rail and port expansion programs reflect ongoing capital investment in coal supply chains, including the Central Queensland Ports Authority’s forecast 2007-08 expenditure of $103 million on the further expansion of the RG Tanna Coal Terminal, QR’s forecast $187.6 million for track works on the coal network in Central Queensland, and the Ports Corporation of Queensland’s $28 million expenditure in 2007-08 for the Abbot Point Coal Terminal Stage 2 (X21) expansion.

Financing of capital projects will differ according to the individual circumstances of the relevant GOC and the specific nature of the project. There are a number of ways in which GOCs fund these investments, including utilising cash flows from their business, borrowings, and equity injections from shareholding Ministers. The Queensland Government is committed to GOCs being at all times able to fund viable projects whilst at the same time retaining a sound financial position, by ensuring that all GOCs remain sufficiently well capitalised to ensure an investment grade credit rating as determined by independent credit ratings agencies.

Reflecting the level of support for capital investment within a sound financial framework, an estimated $1.9 billion in net equity support is budgeted to be provided to the PNFC sector for the forward estimates period 2007-08 to 2010-11.

Budget Strategy and Outlook 2007-08	159

UNIFORM PRESENTATION FRAMEWORK FINANCIAL INFORMATION

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on an accrual GFS basis for the General Government, Public Non-financial Corporations and Non-financial Public sectors.

160	Budget Strategy and Outlook 2007-08

Table 9.1 General Government sector operating statement [1]
		2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
	GFS Revenue
	Taxation revenue	7,871	8,375	9,272	10,067	10,749	11,568
	Current grants and subsidies	13,143	13,384	13,726	13,726	14,084	14,539
	Capital grants	683	811	1,428	1,096	855	897
	Sales of goods and services	2,693	2,937	3,005	3,094	3,188	3,282
	Interest income	1,802	3,268	2,190	2,325	2,440	2,562
	Other	2,879	3,781	2,931	2,999	3,289	3,131
	Total Revenue	29,070	32,557	32,551	33,307	34,605	35,979

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	13,324	13,229	14,271	15,281	16,190	16,983
	Other operating expenses	5,844	6,587	6,424	6,348	6,399	6,571
	Depreciation	1,754	1,780	2,015	2,244	2,264	2,377
	Superannuation interest expense	563	716	745	781	813	842
	Other interest expense	222	218	390	660	958	1,145
	Current transfers	6,094	6,477	6,761	6,980	6,977	7,130
	Capital transfers	1,024	1,157	1,676	762	763	718
	Total Expenses	28,825	30,164	32,282	33,056	34,364	35,766

Equals	GFS net operating balance	245	2,393	268	251	241	213

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	3,958	4,137	5,463	5,839	5,899	5,947
	Sales of non-financial assets	(302)	(290)	(331)	(291)	(249)	(272)
	Less Depreciation	1,754	1,780	2,015	2,244	2,264	2,377
	Plus Change in inventories	75	23	62	86	40	(8)
	Plus Other movements in non-financial assets	15	(95)	(134)	15	15	15
	Equals Total net acquisition of non-financial assets	1,992	1,996	3,045	3,405	3,441	3,305

Equals	GFS Net lending / (borrowing)
	(Fiscal Balance)	(1,747)	397	(2,777)	(3,154)	(3,200)	(3,092)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	161

Table 9.2 Public Non-financial Corporations sector operating statement [1]
		2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
	GFS Revenue
	Current grants and subsidies	1,443	1,487	1,699	1,604	1,621	1,659
	Capital grants	18	9	417	9	9	9
	Sales of goods and services	8,155	7,341	6,570	7,257	7,836	8,301
	Interest income	80	140	78	76	81	89
	Other	500	433	428	385	345	318
	Total Revenue	10,195	9,412	9,192	9,332	9,892	10,376

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	2,002	2,275	2,199	2,264	2,377	2,479
	Other operating expenses	4,472	3,269	2,559	2,580	2,590	2,644
	Depreciation	1,532	1,597	1,726	1,907	2,050	2,179
	Other interest expense	951	964	1,240	1,468	1,444	1,595
	Other property expenses	967	1,831	1,084	1,149	1,287	1,338
	Current transfers	181	51	12	—	—	—
	Capital transfers	12	28	12	—	—	—
	Total Expenses	10,118	10,015	8,832	9,368	9,748	10,237

Equals	GFS net operating balance	78	(604)	360	(36)	144	139

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	5,603	7,436	7,919	6,423	5,382	4,772
	Sales of non-financial assets	(49)	(191)	(84)	(148)	(144)	(117)
	Less Depreciation	1,532	1,597	1,726	1,907	2,050	2,179
	Plus Change in inventories	—	23	29	21	18	10
	Plus Other movements in non-financial assets	(12)	(28)	(12)	—	—	—
	Equals Total net acquisition of non-financial assets	4,010	5,643	6,126	4,390	3,206	2,487

Equals	GFS Net lending / (borrowing)
	(Fiscal Balance)	(3,932)	(6,246)	(5,767)	(4,426)	(3,062)	(2,347)

Note:

1.	Numbers may not add due to rounding.

162	Budget Strategy and Outlook 2007-08

Table 9.3

Non-financial Public sector operating statement 1

			2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
	GFS Revenue
	Taxation revenue		7,518	8,034	9,126	9,909	10,583	11,392
	Current grants and subsidies		13,002	13,356	13,742	13,729	14,085	14,540
	Capital grants		683	808	1,422	1,094	852	894
	Sales of goods and services		10,693	10,069	9,401	10,177	10,857	11,423
	Interest income		1,881	3,409	2,267	2,401	2,522	2,651
	Other		2,406	2,381	2,272	2,232	2,344	2,108
	Total Revenue		36,183	38,057	38,230	39,541	41,243	43,008

Less	GFS Expenses
	Gross operating expenses
	Employee expenses		15,326	15,504	16,471	17,545	18,567	19,462
	Other operating expenses		9,795	9,303	8,661	8,593	8,654	8,876
	Depreciation		3,286	3,377	3,741	4,150	4,314	4,557
	Superannuation interest expense		563	716	745	781	813	842
	Other interest expense		1,173	1,182	1,630	2,128	2,403	2,740
	Current transfers		4,698	5,010	5,087	5,376	5,355	5,470
	Capital transfers		1,021	1,175	1,267	753	753	709
	Total Expenses		35,861	36,267	37,602	39,326	40,858	42,656

Equals	GFS net operating balance		322	1,790	628	215	385	352

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets		9,561	11,573	13,383	12,262	11,281	10,719
	Sales of non-financial assets		(351)	(481)	(415)	(439)	(393)	(388)
	Less	Depreciation	3,286	3,377	3,741	4,150	4,314	4,557
	Plus	Change in inventories	75	46	91	107	58	2
	Plus	Other movements in non-financial assets	3	(123)	(146)	15	15	15
	Equals	Total net acquisition of non-financial assets	6,003	7,639	9,172	7,795	6,647	5,792

Equals	GFS Net lending / (borrowing) (Fiscal Balance)		(5,680)	(5,849)	(8,543)	(7,579)	(6,262)	(5,439)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	163

Table 9.4

General Government sector balance sheet 1

	2006-07 Budget[2] $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Assets
Financial Assets
Cash and deposits	181	1,873	2,069	1,835	1,677	1,661
Advances paid	597	887	753	836	923	987
Investments, loans and placements	24,655	27,404	29,046	30,716	32,541	34,431
Other non-equity assets	2,314	3,394	2,551	2,600	2,741	2,756
Equity	21,053	23,514	25,438	26,908	28,224	29,506
Total Financial Assets	48,801	57,072	59,857	62,895	66,107	69,340

Non-Financial Assets	80,543	87,592	94,726	100,725	106,852	112,888

Total Assets	129,344	144,665	154,583	163,620	172,959	182,228

Liabilities
Advances received	455	460	447	436	431	427
Borrowing	3,964	3,282	6,711	11,063	15,338	19,417
Superannuation liability	19,369	19,194	20,368	21,518	22,605	23,696
Other employee entitlements and provisions	4,553	4,784	4,943	5,107	5,359	5,637
Other non-equity liabilities	1,971	2,479	2,314	2,194	2,154	2,110
Total Liabilities	30,312	30,198	34,784	40,318	45,887	51,287

Net Worth	99,032	114,466	119,799	123,302	127,072	130,941
Net Financial Worth	18,489	26,874	25,073	22,577	20,220	18,054
Net Debt	(21,014)	(26,423)	(24,709)	(21,889)	(19,372)	(17,234)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

164	Budget Strategy and Outlook 2007-08

Table 9.5

Public Non-financial Corporations sector balance sheet 1

	2006-07 Budget[2] $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Assets
Financial Assets
Cash and deposits	837	2,435	1,497	1,294	1,377	1,448
Advances paid	210	335	294	258	229	204
Investments, loans and placements	502	1,141	1,152	1,153	1,151	1,154
Other non-equity assets	1,719	1,351	1,271	1,423	1,463	1,520
Equity	206	185	199	213	227	242
Total Financial Assets	3,473	5,447	4,414	4,341	4,448	4,568

Non-Financial Assets	38,563	39,974	46,624	51,662	55,597	58,898

Total Assets	42,036	45,421	51,038	56,004	60,044	63,466

Liabilities
Deposits held	74	69	66	66	67	68
Borrowing	17,822	19,616	24,163	27,638	30,251	32,383
Superannuation liability	12	—	—	—	1	1
Other employee entitlements and provisions	1,386	1,210	1,225	1,237	1,259	1,275
Other non-equity liabilities	2,771	3,010	2,168	2,176	2,265	2,255
Total Liabilities	22,065	23,905	27,622	31,118	33,842	35,982

Net Worth	19,970	21,516	23,416	24,886	26,202	27,484
Net Financial Worth	(18,592)	(18,458)	(23,208)	(26,776)	(29,394)	(31,414)
Net Debt	16,347	15,774	21,285	24,999	27,561	29,646

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Budget Strategy and Outlook 2007-08	165

Table 9.6

Non-financial Public sector balance sheet 1

	2006-07 Budget[2] $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Assets
Financial Assets
Cash and deposits	1,018	4,308	3,566	3,130	3,054	3,109
Advances paid	770	851	990	1,031	1,082	1,114
Investments, loans and placements	25,156	28,545	30,198	31,869	33,693	35,585
Other non-equity assets	2,831	3,001	2,739	2,785	2,724	2,682
Equity	1,323	2,215	2,255	2,269	2,283	2,299
Total Financial Assets	31,097	38,920	39,748	41,083	42,836	44,788

Non-Financial Assets	119,072	127,532	141,316	152,353	162,415	171,752

Total Assets	150,169	166,452	181,064	193,436	205,252	216,540

Liabilities
Deposits held	75	68	66	66	67	67
Advances received	455	460	448	436	432	427
Borrowing	21,748	22,527	30,817	38,637	45,519	51,725
Superannuation liability	19,381	19,195	20,369	21,519	22,605	23,697
Other employee entitlements and provisions	5,218	5,962	6,129	6,297	6,563	6,850
Other non-equity liabilities	4,259	3,775	3,438	3,178	2,994	2,833
Total Liabilities	51,137	51,986	61,265	70,133	78,180	85,599

Net Worth	99,032	114,466	119,799	123,302	127,072	130,941
Net Financial Worth	(20,040)	(13,066)	(21,517)	(29,051)	(35,344)	(40,811)
Net Debt	(4,666)	(10,650)	(3,424)	3,110	8,189	12,411

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

166	Budget Strategy and Outlook 2007-08

Table 9.7

General Government sector cash flow statement 1

	2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Receipts from operating activities
Taxes received	7,870	8,374	9,271	10,066	10,748	11,567
Grants and subsidies received	13,768	14,171	15,029	14,726	14,910	15,407
Sales of goods and services	2,993	3,238	3,347	3,354	3,432	3,533
Other receipts	5,259	6,820	6,410	5,739	6,071	6,160
Total	29,890	32,603	34,057	33,884	35,161	36,666

Payments for operating activities
Payments for goods and services	(19,161)	(18,710)	(20,448)	(21,573)	(22,562)	(23,478)
Grants and subsidies	(7,036)	(7,352)	(8,141)	(7,612)	(7,607)	(7,708)
Interest	(223)	(218)	(391)	(662)	(960)	(1,146)
Other payments	(609)	(755)	(838)	(738)	(679)	(703)
Total	(27,030)	(27,034)	(29,817)	(30,584)	(31,808)	(33,036)

Net cash inflows from operating activities	2,860	5,569	4,240	3,300	3,352	3,630

Payments for investments in non-financial assets
Purchases of non-financial assets	(3,958)	(4,137)	(5,463)	(5,839)	(5,899)	(5,947)
Sales of non-financial assets	302	290	331	291	249	272
Total	(3,656)	(3,847)	(5,132)	(5,548)	(5,650)	(5,675)

Payments for investments in financial assets for policy purposes	(318)	1,409	(885)	(625)	(282)	(158)

Payments for investments in financial assets for liquidity purposes	(1,272)	(3,617)	(1,583)	(1,619)	(1,764)	(1,828)

Receipts from financing activities
Advances received (net)	(15)	(15)	(14)	(15)	(7)	(7)
Borrowing (net)	1,800	743	3,569	4,275	4,193	4,021
Other financing (net)	—	—	—	(1)	—	—
Total	1,785	729	3,555	4,259	4,186	4,014

Net increase/(decrease) in cash held	(602)	242	195	(234)	(159)	(17)

Net cash from operating activities and investments in non-financial assets	(796)	1,722	(892)	(2,248)	(2,298)	(2,045)
GFS Surplus/(deficit)	(796)	1,722	(892)	(2,248)	(2,298)	(2,045)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	167

Table 9.8

Public Non-financial Corporations sector cash flow statement 1

	2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Receipts from operating activities
Grants and subsidies received	1,577	1,624	2,242	1,704	1,727	1,770
Sales of goods and services	9,143	8,768	7,395	7,951	8,645	9,136
Other receipts	1,116	1,061	1,089	1,001	953	885
Total	11,837	11,454	10,726	10,656	11,325	11,791

Payments for operating activities
Payments for goods and services	(6,568)	(5,990)	(5,161)	(5,233)	(5,326)	(5,403)
Grants and subsidies	(180)	(51)	(32)	..	..	..
Interest	(879)	(909)	(1,075)	(1,200)	(1,320)	(1,429)
Other payments	(1,144)	(1,254)	(1,007)	(1,061)	(1,105)	(1,146)
Total	(8,771)	(8,203)	(7,275)	(7,495)	(7,751)	(7,979)

Net cash inflows from operating activities	3,065	3,251	3,451	3,161	3,573	3,812

Payments for investments in non-financial assets
Purchases of non-financial assets	(5,603)	(7,436)	(7,919)	(6,423)	(5,382)	(4,772)
Sales of non-financial assets	49	191	84	148	144	117
Total	(5,554)	(7,245)	(7,836)	(6,275)	(5,238)	(4,656)

Payments for investments in financial assets for policy purposes	—	2,982	—	—	—	—

Payments for investments in financial assets for liquidity purposes	(43)	187	(11)	—	—	—

Receipts from financing activities
Borrowing (net)	2,786	3,761	4,433	3,287	2,524	1,990
Deposits received (net)	—	20	(3)	1	1	1
Distributions paid	(816)	(929)	(1,833)	(1,002)	(1,060)	(1,235)
Other financing (net)	318	(1,086)	860	625	282	158
Total	2,289	1,766	3,458	2,911	1,747	915

Net increase/(decrease) in cash held	(243)	940	(938)	(203)	83	71

Net cash from operating activities and investments in non-financial assets	(2,489)	(3,995)	(4,385)	(3,114)	(1,665)	(844)
Distributions paid	(816)	(929)	(1,833)	(1,002)	(1,060)	(1,235)
GFS Surplus/(deficit)	(3,305)	(4,924)	(6,218)	(4,116)	(2,725)	(2,078)

Note:

1.	Numbers may not add due to rounding.

168	Budget Strategy and Outlook 2007-08

Table 9.9

Non-financial Public sector cash flow statement 1

	2006-07 Budget $ million	2006-07 Est.Actual $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
Receipts from operating activities
Taxes received	7,517	8,034	9,125	9,908	10,582	11,391
Grants and subsidies received	13,743	14,267	15,165	14,816	15,005	15,507
Sales of goods and services	11,980	11,797	10,568	11,129	11,910	12,507
Other receipts	5,560	6,959	5,670	5,742	5,967	5,813
Total	38,801	41,056	40,528	41,595	43,463	45,219

Payments for operating activities
Payments for goods and services	(25,573)	(24,514)	(25,456)	(26,653)	(27,742)	(28,741)
Grants and subsidies	(5,615)	(5,875)	(6,067)	(5,999)	(5,976)	(6,038)
Interest	(1,102)	(1,127)	(1,466)	(1,862)	(2,280)	(2,576)
Other payments	(1,400)	(1,650)	(1,682)	(1,623)	(1,600)	(1,656)
Total	(33,691)	(33,166)	(34,670)	(36,137)	(37,598)	(39,011)

Net cash inflows from operating activities	5,110	7,890	5,858	5,459	5,865	6,208

Payments for investments in non-financial assets
Purchases of non-financial assets	(9,561)	(11,573)	(13,383)	(12,262)	(11,281)	(10,719)
Sales of non-financial assets	351	481	415	439	393	388
Total	(9,211)	(11,092)	(12,968)	(11,823)	(10,888)	(10,331)

Payments for investments in financial assets for policy purposes	—	3,223	(25)	—	—	—

Payments for investments in financial assets for liquidity purposes	(1,315)	(3,430)	(1,594)	(1,619)	(1,764)	(1,827)

Receipts from financing activities
Advances received (net)	(15)	(15)	(14)	(15)	(7)	(7)
Borrowing (net)	4,586	4,505	8,002	7,562	6,717	6,011
Deposits received (net)	—	21	(2)	1	1	1
Other financing (net)	—	82	—	(1)	—	—
Total	4,572	4,592	7,987	7,547	6,711	6,005

Net increase/(decrease) in cash held	(844)	1,183	(742)	(437)	(76)	55
Net cash from operating activities and investments in non-financial assets	(4,101)	(3,202)	(7,110)	(6,364)	(5,023)	(4,123)
GFS Surplus/(deficit)	(4,101)	(3,202)	(7,110)	(6,364)	(5,023)	(4,123)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	169

RECONCILIATION OF GFS NET OPERATING BALANCE TO ACCOUNTING SURPLUS

The primary difference between GFS net operating balance and the accounting surplus calculated under Australian Accounting Standards (AAS) is that valuation adjustments are excluded from the GFS net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government sector GFS net operating balance to the accounting surplus.

Table 9.10

Reconciliation of GFS net operating balance to accounting surplus1

	2006-07 Budget $ million	2006-07 Est.Act. $ million	2007-08 Budget $ million
GFS net operating balance General Government sector	245	2,393	268

Remeasurement/valuation adjustments
Bad debts and amortisation	(43)	(43)	(40)
Deferred tax equivalents	—	123	210
Dividends received on Energy retail privatisation	—	1,118	—
Gain on transfer of Golden Casket shares to Tattersall’s	—	395	—
Market value adjustments investments/loans	9	55	30
Revaluation of provisions	(36)	58	(18)
Decommissioned infrastructure assets and land under roads	(145)	(145)	(143)
Gain/(loss) on assets sold/written off	—	22	11

AAS net surplus General Government sector	30	3,976	318

Note:

1.	Numbers may not add due to rounding.

170	Budget Strategy and Outlook 2007-08

GENERAL GOVERNMENT TIME SERIES

Data presented in Table 9.11 provides a time series from 1999-2000 for the General Government sector on the key GFS indicators used by the Government to measure financial performance.

Table 9.11

General Government sector 1

		1999-00 Actual $ million	2000-01 Actual $ million	2001-02 Actual $ million	2002-03 Actual $ million	2003-04 Actual $ million	2004-05 Actual $ million	2005-06 Actual $ million
OPERATING STATEMENT
	GFS Revenue
	Taxation revenue	5,051	4,255	4,815	5,598	6,676	6,952	7,396
	Current grants and subsidies	6,203	8,539	9,520	10,175	10,992	12,255	12,955
	Capital grants	448	483	696	510	553	491	627
	Sales of goods and services	1,695	1,747	1,837	1,964	2,105	2,381	2,586
	Interest income	1,773	852	(464)	(128)	2,723	2,972	3,414
	Other	2,222	2,382	2,453	2,138	2,165	2,558	3,106
	Total Revenue	17,392	18,258	18,857	20,257	25,214	27,609	30,084

Less	GFS Expenses
	Gross operating expenses	11,060	12,844	13,733	14,562	15,709	17,018	19,195
	Superannuation interest expense	710	467	626	630	750	752	526
	Other interest expense	283	339	223	220	211	207	173
	Current transfers	3,511	4,413	4,713	4,271	4,500	4,915	5,546
	Capital transfers	766	1,052	456	558	704	791	930
	Total Expenses	16,330	19,115	19,751	20,241	21,874	23,683	26,370

Equals	GFS net operating balance	1,062	(857)	(894)	16	3,340	3,926	3,714

OTHER KEY AGGREGATES
Purchases of non-financial assets		2,992	2,520	2,416	2,232	2,415	2,843	3,186
Net acquisition of non-financial assets		1,166	813	708	155	503	1,053	1,236
GFS Net lending / (borrowing) (Fiscal Balance)		(104)	(1,671)	(1,602)	(140)	2,838	2,873	2,478

Net Worth		57,293	57,623	58,093	64,894	77,723	96,433	105,035

Net Debt		(10,122)	(10,671)	(11,612)	(11,843)	(14,851)	(19,446)	(23,243)

Cash Surplus/Deficit		(1,281)	534	188	645	3,490	4,640	4,648

Note:

1.	Numbers may not add due to rounding.

Source: Budget Papers and Outcomes Reports for Queensland 1999-2000 to 2005-06. (Numbers have been restated where subsequent changes in classification have occurred.)

Budget Strategy and Outlook 2007-08	171

OTHER GENERAL GOVERNMENT GFS DATA

Data presented in the following tables are presented in accordance with GFS and Uniform Presentation Framework guidelines which present data on a consolidated basis.

Expenses by function

Data presented in Table 9.12 provides details of General Government sector expenses by function.

Table 9.12

General Government sector expenses by function1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million	2008-09 Projection $ million	2009-10 Projection $ million	2010-11 Projection $ million
General public services	1,593	1,813	1,744	1,738	1,720	1,891
Public order and safety	2,728	2,592	2,924	3,109	3,242	3,360
Education	6,947	7,298	7,403	7,734	8,018	8,378
Health	6,851	7,120	7,745	8,607	9,118	9,519
Social security and welfare	1,591	1,746	1,917	1,950	1,976	2,057
Housing and community amenities	1,166	1,016	1,511	1,065	1,102	1,110
Recreation and culture	683	711	787	766	734	748
Fuel and energy	958	925	1,048	952	990	1,060
Agriculture, forestry, fishing and hunting	824	1,131	886	668	662	686
Mining, manufacturing and construction	124	129	131	135	136	135
Transport and communications	3,070	3,407	3,521	3,566	3,576	3,638
Other economic affairs	765	632	753	731	785	727
Other purposes	1,526	1,644	1,912	2,034	2,305	2,457

Total Expenses	28,825	30,164	32,282	33,056	34,364	35,766

Note:

1.	Numbers may not add due to rounding.

172	Budget Strategy and Outlook 2007-08

Purchases of non-financial assets by function

Data presented in Table 9.13 provides details of General Government sector purchases of non-financial assets by function.

Table 9.13

General Government sector purchases of non-financial assets by function 1

	2006-07 Budget $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
General public services	313	330	349
Public order and safety	507	388	725
Education	373	441	439
Health	515	510	556
Social security and welfare	79	59	170
Housing and community amenities	332	315	368
Recreation and culture	124	131	94
Agriculture, forestry, fishing and hunting	103	190	51
Mining, manufacturing and construction	4	3	7
Transport and communications	1,564	1,742	2,648
Other economic affairs	43	29	55
Other purposes	1	—	—

Total Purchases	3,958	4,137	5,463

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2007-08	173

Taxes

Data presented in Table 9.14 provides details of taxation revenue collected by the General Government sector.

Table 9.14

General Government sector taxes 1

	2006-07 Est.Actual $ million	2007-08 Budget $ million
Taxes on employers’ payroll and labour force	2,175	2,411

Taxes on property
Land taxes	523	622
Stamp duties on financial and capital transactions	2,795	3,142
Other	357	362

Taxes on the provision of goods and services
Taxes on gambling	826	868
Taxes on insurance	426	454

Taxes on use of goods and performance of activities
Motor vehicle taxes	1,150	1,285
Other	123	128

Total Taxation Revenue	8,375	9,272

Note:

1.	Numbers may not add due to rounding.

174	Budget Strategy and Outlook 2007-08

Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.15 presents the State’s revised LCA Budget allocation and the Loan Council endorsed LCA for 2007-08.

Table 9.15

Loan Council Allocation 1

		2007-08 Nomination $ million	2007-08 Budget $ million
	General Government sector cash deficit/(surplus) [2]	995	892
	PNFC sector cash deficit/(surplus) [2]	4,694	6,218

	Non-financial Public Sector cash deficit/(surplus) [2]	5,688	7,110

Less	Net cash flows from investments in financial assets for policy purposes	—	(25)

Plus	Memorandum items [3]	77	77

	Loan Council Allocation	5,765	7,212

Notes:

1.	Numbers may not add due to rounding.
2.	Figures in brackets represent surpluses.
3.	Memorandum items include operating leases and local government borrowings.

The State’s Budget LCA allocation is a deficit of $7.212 billion. This compares to the LCA nomination in March 2007 of $5.765 billion.

A tolerance limit of two per cent of Non-financial Public sector receipts applies between the LCA nomination and the Budget allocation. For 2007-08, the LCA Budget allocation exceeds the LCA nomination by more than the two per cent tolerance limit.

The increased deficit is largely due to higher net borrowing requirements as a result of increased spending on capital infrastructure in the PNFC sector.

Budget Strategy and Outlook 2007-08	175

BACKGROUND AND INTERPRETATION OF GOVERNMENT FINANCE STATISTICS

Accrual GFS framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

Nature of the GFS framework

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets, liabilities and net worth at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating result.

The GFS statements reported in the Budget are the operating statement, balance sheet and cash flow statement.

Operating statement

This statement is designed to capture the details of transaction flows of GFS revenue and GFS expense items as well as net acquisitions of non-financial assets for an accounting period. Unlike operating statements prepared on Australian Accounting Standard principles, a GFS operating statement reports two major fiscal measures – the GFS net operating balance and GFS net lending/borrowing.

Net operating balance is represented by GFS revenues less GFS expenses and excludes any other economic flows such as revaluations, gains or losses on asset disposals and allowances for doubtful debts.

Net lending is the net operating balance less net acquisition of non-financial assets. It is also referred to as the fiscal balance. It measures, in accrual terms, the gap between Government savings plus net capital transfers and investment in non-financial assets. A surplus indicates that the State Government is placing financial resources at the disposal of other sectors of the economy, whilst a deficit reflects the State utilising the financial resources of other sectors.

176	Budget Strategy and Outlook 2007-08

Balance sheet

The balance sheet shows stocks of financial and non-financial assets and liabilities. Key indicators in the balance sheet are net debt and net worth.

Net debt is represented by the sum of selected financial liabilities (such as deposits held, advances received and borrowings) minus the sum of selected financial assets (cash and deposits, loans and placements). It provides an indication of the strength of a government’s financial position.

Net worth, also known as net assets, is defined as total assets less total liabilities. It provides a more comprehensive picture of a government’s position as all assets and liabilities are taken into account.

Net financial worth, on the other hand, is calculated as financial assets minus total liabilities. It measures a government’s net holdings of financial assets.

Cash flow statement

Cash means cash on hand (notes and coins held and deposits held at call with a bank or financial institution) and cash equivalents (highly liquid investments readily convertible to cash and overdrafts considered integral to the cash management functions). The cash flow statement demonstrates how cash is generated and applied in a single accounting period.

The GFS surplus/deficit is the cash counterpart of the fiscal balance as disclosed in the GFS operating statement. A surplus reflects the availability of cash to increase the State’s financial assets or decrease its liabilities, whilst a deficit reflects the requirement for cash either by running down the State’s financial assets or by drawing on the cash reserves of other sectors of the economy. It comprises net cash received/paid from operating activities, from sales and purchases of non-financial assets and from financing activities.

SECTOR CLASSIFICATION

GFS data is presented by institutional sector, distinguishing between the General Government sector and the Public Non-financial Corporations (PNFC) sector.

Budget reporting focuses on the General Government sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

Budget Strategy and Outlook 2007-08	177

The PNFC sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include Queensland Rail and the energy entities.

Together, the General Government sector and the PNFC sector comprise the Non-financial Public sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the Australian Bureau of Statistics at www.abs.gov.au.

REPORTING ENTITIES

The reporting entities included in the General Government and PNFC sectors are provided below.

General Government

Departments

Child Safety
Communities
Corrective Services
Disability Services Queensland
Education, Training and the Arts
Electoral Commission of Queensland
Emergency Services
Employment and Industrial Relations
Environmental Protection Agency
Forestry Plantations Queensland Office
Health
Housing
Infrastructure
Justice and Attorney-General
Legislative Assembly
Local Government, Planning, Sport and Recreation
Main Roads
Mines and Energy
Natural Resources and Water
Office of the Governor
Office of the Ombudsman
Office of the Public Service Commissioner
Police
Premier and Cabinet
Primary Industries and Fisheries
Public Works
Queensland Audit Office
State Development
The Public Trustee of Queensland
Tourism, Fair Trading and Wine Industry Development
Transport
Treasury

178	Budget Strategy and Outlook 2007-08

Statutory Authorities

Airport Link
Anti-Discrimination Commission Queensland
Australian Agricultural College Corporation
Board of the Queensland Museum
Commission for Children and Young People and Child Guardian
Crime and Misconduct Commission
Health Quality and Complaints Commission
Legal Aid Queensland
Library Board of Queensland
Motor Accident Insurance Commission
Nominal Defendant
Prostitution Licensing Authority
Queensland Art Gallery Board of Trustees
Queensland Building Services Authority
Queensland Events Corporation Pty Ltd
Queensland Future Growth Corporation
Queensland Institute of Medical Research
Queensland Performing Arts Trust
Queensland Studies Authority
Queensland Treasury Holdings Pty Ltd
Queensland Rural Adjustment Authority (QRAA)
Residential Tenancies Authority
Service Delivery and Performance Commission
SGH Ltd
South Bank Corporation
The Office of the Information Commissioner
Tourism Queensland
Workers Compensation Regulatory
Authority (Q-Comp)

Commercialised Business Units

CITEC
GoPrint
Main Roads – RoadTek
Project Services
Property Services Group
Q-Build
Q-Fleet
Sales and Distribution Services

Shared Service Providers

Corporate Administration Agency
Corporate and Professional Services
CorpTech
Queensland Health Shared Service Provider
Shared Service Agency

Budget Strategy and Outlook 2007-08	179

Public Non-financial Corporations

Betty Rees Group Pty Ltd (CRT)
Bundaberg Port Authority
Burnett Water Pty Ltd
Cairns Port Authority
Central Queensland Port Authority
CS Energy Ltd
DBCT Holdings Pty Ltd
ENERGEX Ltd
Ergon Energy Corporation Ltd
Eungella Water Pipeline Pty Ltd
Forestry Plantations Queensland
Gladstone Area Water Board
Gold Coast Events Co Pty Ltd
Golden Casket Lottery Corporation Ltd
Heritage Train Company Pty Ltd
Mackay Port Authority
Major Sports Facilities Authority
Mount Isa Water Board
National Logistics Alliance Pty Ltd
North West Queensland Water Pipeline Pty Ltd
On Track Insurance Pty Ltd
Port of Brisbane Corporation
Ports Corporation of Queensland
Powerlink Queensland
Queensland Lotteries Corporation
Queensland Motorways Ltd
Queensland Power Trading Corporation (Enertrade)
Queensland Rail (QR)
Interail Australia Pty Ltd
Queensland Water Infrastructure
Stanwell Corporation Ltd
SunWater
Tarong Energy Corporation Ltd
The Trustees of Parklands Gold Coast
Townsville Port Authority
ZeroGen Pty Ltd

180	Budget Strategy and Outlook 2007-08

APPENDIX A – TAX EXPENDITURE STATEMENT

OVERVIEW

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. As required by the Charter of Social and Fiscal Responsibility, this Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including:

•	tax exemptions

•	the application of reduced tax rates to certain groups or sectors of the community

•	tax rebates

•	tax deductions

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Budget Strategy and Outlook 2007-08	181

Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

THE TAX EXPENDITURE STATEMENT

This year’s statement includes 2005-06 and 2006-07 estimates of tax expenditures for payroll tax, land tax, duties, the community ambulance cover and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table A.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

182	Budget Strategy and Outlook 2007-08

Table A.1

Tax expenditure summary1

	2005-06[2] $ million	2006-07 $ million
Payroll Tax
Exemption threshold[3]	722	882
Deduction scheme[4]	147	209
Section 14 exemptions
Local Government	77	87
Education	123	140
Hospitals	189	215

Total Payroll Tax	1,258	1,533

Land Tax
Liability thresholds[5]	283	293
Graduated land tax scale	121	143
Primary production deduction	45	58
Section 13 exemptions not included elsewhere[6]	40	46
Land developers’ concession	19	16

Total Land Tax	508	556

Duties
Transfer duty on residential property
Home concession	371	398
First home concession	155	180
First home vacant land concession	..	1
Insurance duty on general insurance
Non-life insurance	107	120
Workcover	23	23
Health insurance	112	120

Total Duties	768	842

Community Ambulance Cover
Concession to pensioners and seniors[7]	40	42

Taxes on Gambling
Gaming machine taxes	122	113
Casino taxes	10	7

Total Gambling Tax	132	120

Notes:

1.	Numbers may not add due to rounding.
2.	2005-06 estimates may have been revised since last year’s Budget.
3.	Exemption threshold of $1 million applies in 2006-07. In 2005-06, the threshold was $850,000.
4.	Deduction of $1 million, which reduces by $1 for every $3 above $1 million, is applicable to employers with an annual payroll between $1 million and $4 million in 2006-07. In 2005-06, the deduction was $850,000 and was applicable to employers with an annual payroll between $850,000 and $3.4 million.
5.	Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
6.	Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.
7.	Estimates are based on the revenue foregone through the use of the levy exemption by pensioners and senior citizens. The estimated cost of providing the service to pensioners and senior citizens exempted from the levy is significantly higher, estimated at $145 million in 2005-06 and $173 million in 2006-07.

Budget Strategy and Outlook 2007-08	183

DISCUSSION OF INDIVIDUAL TAXES

Payroll tax

The benchmark tax base for payroll tax is assumed to be all wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Pay-roll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1 million or less are exempt from payroll tax. On the basis of average weekly earnings, this threshold corresponds to approximately 24 full-time equivalent employees. This concession is designed to assist small and medium sized businesses. Prior to 1 July 2006, the threshold was $850,000.

Deduction scheme

Employers who employ in Queensland with Australian payrolls between $1 million and $4 million benefit from a deduction of $1 million, which reduces by $1 for every $3 by which the annual payroll exceeds $1 million. There is no deduction for employers or groups with an annual payroll in excess of $4 million. Prior to 1 July 2006, the threshold was $850,000, with a deduction for employers or groups with payrolls up to $3.4 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Pay-roll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land above a threshold which depends on the land’s ownership. In 2005-06, the thresholds were $300,000 for companies, absentees and trusts and $450,000 for resident individuals. In 2006-07, the threshold for resident individuals was increased to $500,000.

184	Budget Strategy and Outlook 2007-08

Residential land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount ($400 in 2005-06 and $500 in 2006-07) is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $3 million for resident individuals and $2 million for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Section 13 exemptions (not elsewhere included)

A number of land tax exemptions are granted under Section 13 of the Land Tax Act 1915 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

From 1 July 1998, land developers have been charged land tax on 60% of the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year. This concession is outlined in Section 3CA of the Land Tax Act 1915.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. Until 30 June 2006, a concessional rate of 1% applied on dutiable values up to $300,000 compared to the normal schedule of rates between 1.5% and 3.5%. For properties valued over $300,000, the scheduled rates of transfer duty applied on the excess.

From 1 July 2006, the concessional rate of 1% has applied to the purchase of a principal place of residence valued up to $320,000.

Budget Strategy and Outlook 2007-08	185

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. Duty relief is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

From 1 January 2007, a new first home concession was provided for the purchase of certain vacant land up to the value of $300,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (except for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

The rate of duty applicable to most types of general insurance is 7.5%. Concessional rates apply to some other general insurance types (5% for motor vehicle insurance other than compulsory third party (CTP), workers’ compensation and professional indemnity insurance and 10c on a premium for CTP insurance). Data limitations mean that these insurance types are categorised into non-life insurance cover and WorkCover. An exemption from duty is also provided for private health insurance.

Duty on mortgages – home concessions and first home concessions

The benchmark tax base is assumed to be all mortgages and loans taken out in Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

A concession from duty is allowed where a home mortgage secures an advance attributable to the purchase or construction of the borrower’s home.

The data required to estimate the revenue foregone is not available.

Community Ambulance Cover

Concession to pensioners and seniors

Pensioners and senior card holders are exempt from paying the Community Ambulance Cover charge levied quarterly on electricity accounts.

186	Budget Strategy and Outlook 2007-08

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A concessional graduated tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated on the gaming machine monthly metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. In addition concessional rates also apply for revenue from high rollers in all casinos. High roller revenue is taxed at 10% in the Brisbane and Gold Coast casinos and 8% for the Cairns and Townsville Casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

Budget Strategy and Outlook 2007-08	187

APPENDIX B – CONCESSIONS STATEMENT

INTRODUCTION

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

This statement serves to highlight the cost and nature of concessions covering both concessions which are reflected as outlays in the Budget (for example, direct subsidy payments) and revenue foregone through fees and charges which are set at a rate lower than that applying to the wider community.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concession, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments)

•	revenue foregone (for example, concessional fees and charges)

•	cost of goods and services provided.

Table B.1 sets out the cost of concessions by agency. The total value of concessions is estimated at $906.6 million in 2007-08.

188	Budget Strategy and Outlook 2007-08

Table B.1

Concessions by agency1

Agency	2006-07 Est.Act. $ million	2007-08 Estimate $ million
Department of Communities
Electricity Rebate Scheme	63.2	66.8
Electricity Life Support Scheme	0.6	0.6
Pensioner Rate Subsidy Scheme	45.5	47.9
Rail Concession Scheme	33.2	34.1

Department of Education, Training and the Arts
Arts Concessional Entry Fees	0.4	0.4
Living Away from Home Allowances Scheme	5.9	6.1
School Transport Assistance for Students with Disabilities	28.6	28.6
Non-State School Transport Assistance Scheme	4.1	4.4
Venue Hire Discount – Queensland Performing Arts Trust	0.4	0.4
Venue Hire and Lease Discount – Judith Wright Centre of Contemporary Art	0.4	0.4
TAFE Concessions	13.9	14.2

Department of Emergency Services
Urban Fire Levy Concession	5.5	5.8

Environmental Protection Agency
Environmental Licence Fee Waiver	0.3	0.3
Concessions Entry and Tour Fees	0.1	0.1

Queensland Health
Spectacles Supply Scheme	5.0	5.9
Medical Aids Subsidy Scheme	19.9	20.8
Patient Travel Subsidy Scheme[2]	31.0	34.0
Oral Health Scheme	94.1	99.2

Department of Housing
Aboriginal and Torres Strait Islander Housing Rental Rebate	11.3	14.2
Public Rental Housing Rebate[3]	200.0	245.0

Department of Justice and Attorney-General
Public Trustee of Queensland – Rebates of Fees	17.6	18.3

Department of Local Government, Planning, Sport and Recreation
Active Recreation Centres – Concessional Usage Rates	0.1	0.1

Department of Natural Resources and Water
Rebates on Part A Water Charges	3.0	7.0

Department of the Premier and Cabinet
South Bank Corporation – Venue Hire Discounts	0.3	0.2

Budget Strategy and Outlook 2007-08	189

Table B.1 (continued)

Concessions by agency1

Agency	2006-07 Est.Act. $ million	2007-08 Estimate $ million
Department of Primary Industries and Fisheries
Drought Rate Rebate Scheme	7.0	9.0

Department of Transport
Transport Concessions incl. Taxi Subsidies	61.5	64.6
Motor Vehicle Registration Concession	51.1	52.4
Recreational Ship Registration Concession	0.8	0.8
School Transport Assistance Scheme	122.5	125.1

Total	827.4	906.6

Notes:

1.	Numbers may not add due to rounding.
2.	In previous years, Queensland Health has only reported a component of subsidies under this scheme for assistance provided to concession card holders. The figures reported above represent total travel and accommodation assistance paid for eligible Queensland patients under this scheme.
3.	Increases in markets rents have resulted in an increased estimated level of rental rebate for 2007-08.

Department of Communities

The Department of Communities has responsibility for the Queensland Government Electricity Rebate Scheme and reimburses the electricity retail corporations for electricity rebates provided. The scheme provides a rebate on the cost of domestic electricity supply to eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate Totally and Permanently Incapacitated pension.

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems such as oxygen concentrators and kidney dialysis machines.

The Pensioner Rate Subsidy Scheme alleviates the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

The Queensland Rail Concessions Scheme assists pensioners, veterans and seniors to reduce the cost of public transport and to maintain an active and healthy lifestyle.

190	Budget Strategy and Outlook 2007-08

Department of Education, Training and the Arts

The Department of Education, Training and the Arts provides a living away from home allowance to students in Years 1 to 12 in state and non-state schools whose homes are geographically isolated from local schools. The allowances offset the costs associated with boarding away from home to attend school on a daily basis and include tuition and travel costs.

The Department also offers assistance to students with disabilities to access school programs to meet their educational needs. Assistance is in the form of the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school.

The Non-State School Transport Assistance Scheme assists families of students attending non-state schools outside Brisbane whose bus fare is over a weekly threshold amount. The program also assists families of students with disabilities who attend a non-state school.

Discounts apply to venue rental fees charged to arts and community organisation hirers ($0.15 million) and rent reductions apply to lease amounts for resident cultural organisation tenants ($0.25 million) at the Judith Wright Centre of Contemporary Art.

Concessional ticket entry fees apply to a variety of concession card holders, students, children and families for special exhibitions at the Queensland Art Gallery and the Queensland Museum.

Queensland Performing Arts Trust offers discounts on venue rental fees charged to government funded organisations, primarily Opera Queensland, Queensland Ballet, Queensland Orchestra and Queensland Theatre Company.

Concessions on TAFE tuition fees for government-funded training are offered to a range of concession card holders, students of Aboriginal and Torres Strait Islander descent and students who can demonstrate extreme financial hardship.

Department of Emergency Services

Pensioners are eligible for a 20% discount on the Urban Fire Levy payable on prescribed properties of which they are the owner or part-owner.

Environmental Protection Agency

A fee waiver may be granted on environmental licences on the grounds of financial hardship or if there is a small or insignificant environmental risk. The Department also offers concessional entry fees for specified protected areas including St Helena Island, David Fleay Wildlife Park and Mon Repos Conservation Park.

Budget Strategy and Outlook 2007-08	191

Queensland Health

The Spectacles Supply Scheme assists eligible Queensland residents by providing a comprehensive range of free basic prescription spectacles. Queensland Health administers the Scheme through its network of public hospitals and community health services.

The Medical Aids Subsidy Scheme provides eligible Queensland residents with permanent and stabilised conditions or disabilities with access to subsidy funding assistance for the provision of a range of aids and equipment. Aids and equipment are provided primarily to assist people to live at home thus avoiding premature or inappropriate residential care or hospitalisation.

Queensland Health’s Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist medical services which are not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an escort. While in previous years the Scheme has reported only those subsidies provided to concession card holders, the reported cost of the Scheme this year includes all subsidies provided to eligible patients.

The Oral Health Scheme provides free dental care to eligible clients and their dependents who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate.

Department of Housing

The Aboriginal and Torres Strait Islander Housing Rental Rebate targets low income Indigenous families and individuals and represents the difference between the rents that would be payable in the private market and the rent that is charged based on the household’s income.

The Public Rental Housing Rebate targets low income families and individuals and represents the difference between the rent that would be payable in the private market and the rent that is charged based on the household’s income. Increasing market rents result in an increasing level of rental rebate.

Department of Justice and Attorney-General

The Public Trustee offers fee rebates (full or partial) for clients who, because of financial circumstances, cannot pay the full amount of fees that have been levied.

192	Budget Strategy and Outlook 2007-08

Department of Local Government, Planning, Sport and Recreation

Concessional rates are offered to school groups for the use of a number of Active Recreation Centres, such as those at Currimundi and Tallebudgera.

Department of Natural Resources and Water

A rebate on fixed water supply charges (Part A charges) is provided for rural irrigation users in areas where there is low water availability. Rebates provide up to 100% of the fixed water charge, up to a maximum of $10,000 per user per year, on water bills issued for the period from July 2006 to 30 June 2008.

Department of the Premier and Cabinet

Community groups and charities are given discounted charges for the hire of venues within the South Bank parklands, such as the Suncorp Piazza.

Department of Primary Industries and Fisheries

To assist primary producers who have been detrimentally affected by drought leading to financial difficulty, assistance is provided in the form of a rebate of local government rates. A rebate of 50% is available to eligible applicants.

Department of Transport

Transport concessions are provided by the Government in a variety of forms and across a range of activities to ensure access and mobility for Queenslanders who are transport disadvantaged. Eligible categories to receive a concession include Pensioner Concession Card holders, Seniors Card holders, children and secondary and tertiary students. Members of the Taxi Subsidy Scheme also receive concessions on taxi travel. The provision of these concessions is in the form of a subsidy payment to transport operators.

Motor vehicle and boat registration concessions are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those receiving a Totally or Permanently Incapacitated Ex-serviceperson Pension. The concession is aimed at improving the access to travel of pensioners and seniors.

The School Transport Assistance Scheme is a program for students whose access to school is disadvantaged by distance or who are from defined low income groups. Assistance is provided towards the cost of travel on bus, rail and/or ferry with allowances for private vehicle transport.

Budget Strategy and Outlook 2007-08	193

APPENDIX C – STATEMENT OF RISKS AND SENSITIVITY ANALYSIS

INTRODUCTION

The Queensland State Budget, like those of other states, is based in part on assumptions made about future elements of uncertainty both internal and external to the State which can impact directly on economic and fiscal forecasts. Operating results achieved in recent years reflect the fact that the actual fiscal result achieved depends on the direction of such variables.

Consistent with the Charter of Social and Fiscal Responsibility, this section analyses the sensitivity of the estimates to changes in the economic and other assumptions used in developing the Budget and forward estimates. This analysis is provided, as required under the Charter, to enhance the level of transparency and accountability of the Government.

Notwithstanding the risks associated with the Budget, Queensland is well placed to manage adverse impacts. Queensland’s strong balance sheet and low tax status means it has substantial capacity to withstand the risks normally associated with any state or territory budget.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions and risks associated with revenue and expenditure forecasts and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

IMPACT OF DROUGHT

The 2007-08 Budget and forward estimates assume a return to average seasonal conditions and a partial recovery from drought. However, if rainfall does not improve sufficiently in 2007-08, water storage levels will remain low. If this eventuates, rural exports and food prices may be adversely affected.

A continuation of drought conditions would have a negative impact on both revenue and expenditure items. For example, reduced levels of rural employment associated with drought would be expected to result in reduced payroll tax revenues, while expenditures on drought assistance programs would be expected to increase.

194	Budget Strategy and Outlook 2007-08

SENSITIVITY OF EXPENDITURE ESTIMATES AND EXPENDITURE RISKS

Public sector wage costs

Salaries and wages form a large proportion of General Government operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

All of the major enterprise bargaining agreements across the General Government sector, including the agreement for the core public sector, have now been finalised, with sworn police officers and allied health agreements currently under negotiation.

The 2007-08 Budget and forward estimates include funding for wage increases as per the most recent round of enterprise bargaining, with a provision for approximately 4% per annum wage increases thereafter.

For agreements yet to be reached, funding provisions are consistent with an outcome of approximately 4% per annum.

Interest rates

The General Government sector has a very moderate level of debt with a total debt servicing cost forecast at $390 million in 2007-08.

The current average duration of General Government debt is approximately three years. Accordingly, a one percentage point variation in interest rates would lead to a very modest change in debt servicing costs in 2007-08.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth and inflation. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

Budget Strategy and Outlook 2007-08	195

State Government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. However, such changes are unlikely to impact significantly in the short term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

Unforeseen events

Events will occur during the financial year which will require additional expenditure but could not be foreseen or quantified at the time of the Budget.

Contingency funding for such events is provided in the Budget through the Treasurer’s Advance. The Treasurer’s Advance is an amount of appropriation within Treasury’s Administered Budget as a whole-of-Government provision for potentially emergent costs.

In 2007-08, the Treasurer’s Advance allocation is $50 million.

SENSITIVITY OF REVENUE ESTIMATES AND REVENUE RISKS

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Other revenue items are influenced by external variables such as the exchange rate or the performance of financial markets.

Performance of financial markets – investment returns

Investment earnings are based on the assumption of long-term average market returns for an acceptable level of risk. These investments principally cover the superannuation investment funds. The Government’s financial investments are held in a portfolio comprising property, domestic and offshore equities and fixed interest.

The assumed long-term rate of return used in Budget estimates is 7.5%. Actual returns will depend on the performance of sectors which comprise the portfolio.

Given Queensland’s large holding of financial assets, actual revenues are highly sensitive to small variations from the assumed long run rate of return.

196	Budget Strategy and Outlook 2007-08

In 2007-08, a one percentage point variation in investment earnings on assets held to meet future employee entitlements would lead to a change in net investment revenue of approximately $190 million.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the Australian dollar-US dollar exchange rate and commodity prices and volumes.

Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

A one cent variation in the Australian dollar-US dollar exchange rate would lead to a change in royalty revenue of approximately $16 million in 2007-08.

Also impacting on royalty estimates are volume effects. A large component of Queensland’s royalty collections is derived from coal. A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $10 million.

The 2007-08 Budget assumptions for export coal prices are derived by taking into account various price forecasts made by coal companies. A 1% variation in the price of export coal would lead to a change in royalty revenue of approximately $10 million.

Property values and volumes – transfer duty estimates

Over recent years, high levels of activity in the property market have resulted in strong growth in revenue collections through transfer duty receipts. The increase in duty receipts flowing from the property market activity has a number of elements. The key elements are the value of properties changing hands and the volume of properties changing hands.

For 2007-08, a slight moderation of the recent strong growth in the property market is forecast. The underlying assumption is for growth in both property prices and volumes, although at a slower rate than in 2006-07.

A 1% variation in the average value of property transactions would change transfer duty collections by approximately $39 million in 2007-08.

A 1% variation in the volume of transactions would change transfer duty revenues by approximately $28 million in 2007-08.

Budget Strategy and Outlook 2007-08	197

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in the Wage Price Index of 4 1/4% and employment growth of 3% in 2007-08.

A one percentage point variation in wages growth would change payroll tax collections by approximately $23 million. Similarly, a one percentage point variation in employment growth would change payroll tax collections by $23 million.

Parameters influencing Australian Government GST payments to Queensland

Estimates of Australian Government GST revenue grants to states and territories are dependent on total GST revenue collected, which tends to be closely correlated with the general level of economic activity. The Australian Government has provided estimates of total GST collections in its Budget Papers. In 2007-08, Queensland’s Budget will bear the risks of fluctuations in GST revenues and the other components of the package, such as the First Home Owner Grant Scheme, administrative costs associated with the GST and taxes foregone.

The Australian Government’s estimate of GST revenue in 2007-08 is based on its forecast of national non-farm GDP growth of 3 1/2%, household consumption growth of 3 1/ 2%, and a 2 1/2% rate of inflation. However, as the GST is imposed on some goods and services but not others, there is no precise link between these parameters and the GST base. As with all other tax estimates, there is a risk of lower collections than estimated by the Australian Government if economic growth and consumption is weaker than expected.

Relative to other states, Queensland has been assessed as having an increasing capacity to raise revenue from stamp duty on conveyances and mining revenue in recent years. As a result, Queensland’s share of GST funding (relativity) has declined. As Queensland continues to raise relatively more revenue because of strong resource and property sectors, it is expected that Queensland’s relativity and therefore share of GST funding will decline further and will soon be lower than its population share.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

198	Budget Strategy and Outlook 2007-08

Australian Government grants (Specific Purpose Payments)

Specific Purpose Payments (SPPs) are payments made by the Australian Government to promote its policy objectives. The majority of SPPs are remitted directly to state governments, with a proportion of these passed through to other bodies, while some SPPs are remitted directly to local government authorities.

Indexation arrangements and distributions between the states vary for each SPP. The Australian Government reviews the payments each year and has guaranteed that it will not reduce the overall, aggregate level of SPPs to states.

CONTINGENT LIABILITIES

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2005-06 Report on State Finances – Consolidated Financial Statements (Note 46).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2006 is provided below.

Table C.1

Contingent liabilities

2006 $ million
Nature of contingent liability

Guarantees and indemnities	6,083
QTC – stock loans	666
Other	54

Total	6,803

Budget Strategy and Outlook 2007-08	199

# Queensland State Budget 2007–08

# Capital Statement

Budget Paper No.3

Queensland the Smart State

Queensland Government

2007-08 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

Budget Highlights

Appropriation Bills

Ministerial Portfolio Statements

Queensland the Smart State – Water for the Future

The Budget Papers are available online at www.budget.qld.gov.au or they can be purchased through The Government Bookshop,

individually or as a set. Please phone (07) 3118 6900.

© Crown copyright

All rights reserved

Queensland Government 2007

Excerpts from this publication may be reproduced, with appropriate acknowledgement,

as permitted under the Copyright Act.

Budget Paper No. 3 – Capital Statement

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Queensland

Government

STATE BUDGET

2007-08

CAPITAL STATEMENT

Budget Paper No. 3

TABLE OF CONTENTS

1.	Overview

	Introduction	1
	Employment Generation	5
	Capital Grants to Local Government Authorities	5
	Funding the State Capital Program	6

2.	State Capital Program - Planning and Priorities

	Introduction	10
	Capital Planning and Priorities	10
	2007-08 Highlights	11
	Queensland Future Growth Fund	19

3.	Private Sector Contribution to the Delivery of Public Infrastructure

	Introduction	21
	Current Projects	21

4.	Capital Outlays by Entity

	Child Safety	25
	Communities	27
	Corrective Services	31
	Disability Services Queensland	33
	Education, Training and the Arts	36
	Electoral Commission of Queensland	47
	Emergency Services	48
	Employment and Industrial Relations	54
	Environmental Protection Agency	55
	Health	58
	Housing	66
	Infrastructure	73
	Justice and Attorney-General	78

Legislative Assembly of Queensland	82
Local Government, Planning, Sport and Recreation	83
Main Roads	85
Mines and Energy	98
Natural Resources and Water	107
Office of the Governor	111
Office of the Ombudsman	112
Office of the Public Service Commissioner	113
Police	114
Premier and Cabinet	118
Primary Industries and Fisheries	121
Public Works	124
Queensland Audit Office	129
State Development	130
Tourism, Fair Trading, Wine Industry Development and Women	132
Transport	134
Treasury	149

Appendix A – Entities included in Capital Outlays 2007-08	152

Appendix B – Smart State Building Fund	154

Appendix C – Key Concepts and Coverage	155

1.	OVERVIEW

KEY POINTS

•	Capital outlays in 2007-08 are estimated to be $14.029 billion, an increase of 15.6% or $1.894 billion on estimated actual 2006-07 capital outlays.

•

The 2006-07 estimated capital outlays are 19.7% ($1.999 billion) higher than forecast in the 2006-07 Budget. Spending on water projects accounts for the majority of this increase with additional capital outlays on roads and transport, including Queensland Rail, also contributing.

•	Capital outlays will support some 101,000 full-time jobs in Queensland in 2007-08.

•

Capital outlays in 2007-08 reflect the Queensland Government’s ongoing commitment to regional and rural Queensland, with over 50% of capital expenditure occurring outside the Brisbane Statistical Division. Regional investment in 2007-08 includes $19.3 million for improvements to Rockhampton Hospital, $120.8 million for redevelopment and expansion of Cairns Airport Domestic and International Terminals and $163.8 million for continuing work on two correctional centres in Townsville.

•

In 2007-08 there will be capital outlays of $5.767 billion for transport and main roads, including Airport Link, $619.1 million for education, training and the arts, $635 million for health and $487.3 million for housing.

•	The capital outlays of Government-owned corporations constitute approximately 51% of total outlays in 2007-08, including $2.76 billion in the energy sector.

•

The Government will also invest $2.5 billion in 2007-08 in water infrastructure, including $1.183 billion for the Western Corridor Recycled Water Project, $465 million for the Southern Regional Water Pipeline and $354.9 million to progress development of two new dams in South East Queensland.

INTRODUCTION

This Capital Statement presents an overview of proposed capital outlays by the Queensland Government in 2007-08, as well as a summary of the State Government’s approach to infrastructure provision. Capital outlays in 2007-08 are estimated to be $14.029 billion, net of a capital contingency reserve of $950 million.

This represents an increase of 15.6% on estimated actual outlays in 2006-07, and provides for significant investment in water infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments

Capital Statement 2007-08	1

Each year a major part of the Queensland Government’s capital program is undertaken through Government-owned corporations (GOCs). For 2007-08, the capital outlays of Queensland’s GOCs will constitute 51% of total outlays, reflecting major investments in water, electricity, rail and ports infrastructure.

Expenditure in 2007-08 is highest in the Brisbane Statistical Division – the most populated and one of the fastest growing areas of the State – planned at $7.236 billion. However, consistent with the Government’s commitment to building Queensland’s regions, over 50% of capital expenditure is expected to occur outside the Brisbane Statistical Division.

Capital outlays by purpose in 2007-08 are shown in Chart 1.1 below. Capital outlays by State Government entity are listed in Table 1.1.

Chart 1.1

Capital Outlays by Purpose, 2007-08

2	Capital Statement 2007-08

Table 1.1
Capital Outlays by Entity[1]
Entity	2006-07 Est. Act. $’000	2007-08 Budget $’000
Child Safety	31,665	36,382
Communities	43,110	106,986
Corrective Services	207,446	254,619
Disability Services Queensland	29,152	64,710
Education, Training and the Arts	731,854	619,112
Emergency Services	97,281	206,859
Environmental Protection Agency	56,216	55,671
Health	597,154	634,951
Housing	425,804	487,317
Infrastructure Portfolio
Infrastructure	21,527	7,745
Property Services Group	42,512	88,798
Infrastructure Projects	1,299,016	2,456,384
Justice and Attorney-General	42,092	125,498
Legislative Assembly of Queensland	3,189	5,435
Local Government, Planning, Sport and Recreation	384,163	474,502
Main Roads Portfolio
Main Roads	1,677,375	2,277,851
RoadTek & Queensland Motorways Limited	603,403	771,464
Mines and Energy Portfolio
Mines and Energy	4,271	6,379
Energy GOCs	2,986,349	2,760,470
Natural Resources and Water Portfolio
Natural Resources and Water	245,264	54,353
Water Boards	5,496	44,430
SunWater, including Burnett Water	222,202	14,920
Police	155,763	258,021
Premier and Cabinet Portfolio
Premier and Cabinet	20,064	14,375
Major Sports Facilities Authority	139,139	79,844
Primary Industries and Fisheries	39,185	53,339
Public Works Portfolio
Public Works	76,912	237,165
QFleet	148,898	134,246
Other Commercialised Business Units	7,437	33,422
State Development	5,989	47,148
Tourism, Fair Trading, Wine Industry Development and Women	1,857	2,760

Capital Statement 2007-08	3

Table 1.1 (continued)
Capital Outlays by Entity[1]
Entity	2006-07 Est. Act. $’000	2007-08 Budget $’000
Transport Portfolio
Queensland Transport	401,406	645,176
Queensland Rail	1,248,422	1,277,619
Port GOCs	839,947	558,140
Treasury Portfolio
Treasury	17,053	17,770
CorpTech and Shared Service Agency	74,977	61,887
Other Agencies[2]	1,397	2,872
Anticipated Capital Contingency Reserve[3]	(800,000)	(950,000)
Total Capital Outlays	12,134,987	14,028,620

Notes:

1.	Includes associated statutory bodies.
2.	Includes the Department of Employment and Industrial Relations, Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman, Office of the Public Service Commissioner and Queensland Audit Office.
3.	Contingency recognises that individual agencies may budget to fully expend their capital works allocations, however on a whole-of-Government basis, there is likely to be under spending, resulting in a carryover of capital allocations. The amount for 2007-08 has been revised upwards from 2006-07 to reflect large increases in the capital program and in anticipation of industry capacity constraints in some areas.
4.	Capital works outside of Queensland are not included in the capital program.
5.	Numbers may not add due to rounding.

4	Capital Statement 2007-08

EMPLOYMENT GENERATION

The 2007-08 capital program will have a significant effect on employment, supporting some 101,000 full time jobs, either directly or indirectly. Estimated employment generation from budgeted capital expenditure in 2007-08 significantly exceeds the forecast in the 2006-07 Capital Statement. This increased employment is spread across the range of Government services. Employment generating capital does not include expenditure on land purchases, and plant and equipment.

CAPITAL GRANTS TO LOCAL GOVERNMENT AUTHORITIES

As highlighted in Budget Paper 2 – Budget Strategy and Outlook, the Queensland Government provides capital grants to local government authorities, ranging from capital works subsidies towards the costs of local public infrastructure to road subsidies for local roads, networks and drainage.

In 2006-07, approximately 74.2% ($482.2 million) of total Queensland Government grants made to local government authorities were for capital purposes. Capital grants to local governments are expected to account for $551 million, or 78.9% of total Queensland Government grants in 2007-08. The capital grant funding can be used for a range of purposes including roads and drainage, water and environment, and housing.

Chart 1.2

Queensland Government Capital Grants to Local Government Authorities,

by Purpose, 2007-08

Capital Statement 2007-08	5

FUNDING THE STATE CAPITAL PROGRAM

The State’s capital program is implemented across both the General Government sector and the GOCs.

While the capital program undertaken across the GOCs contributes significantly towards meeting the Government’s priorities for Queensland, the process through which this capital program is developed and funded is different from the General Government sector.

GOCs operate as commercial business entities, generally within competitive markets, and as such progress their capital programs on the basis of needs identified within the market sectors they service. There are a number of ways in which the GOC capital expenditure program can be funded. These options include using cash flow from their business, borrowings, and, in certain situations, requesting a dividend reinvestment or equity injection from shareholding Ministers.

Table 1.2 outlines the major sources of funding for the State capital program.

In 2007-08, net borrowings and advances of $7.988 billion are estimated in support of the capital program, of which $3.555 billion is budgeted for the General Government sector. The expected borrowing and advances requirement of the State’s Government-owned corporations for 2007-08 is $4.433 billion. In total, borrowings and advances are projected to fund around 60% of new infrastructure in 2007-08. Borrowing for capital purposes is entirely consistent with the Government’s fiscal principles outlined in the Government’s Charter of Social and Fiscal Responsibility and is necessary to support expansion of the State’s capital base.

After allowing for the reinvestment of earnings on the State’s superannuation investments, free cash flow of $4.264 billion is expected to be available for investment in capital in 2007-08.

6	Capital Statement 2007-08

Table 1.2
Sources of Funding for Capital[1]
	2006-07 Est. Act. $ million	2007-08 Budget $ million
Total Capital Expenditure	12,135	14,029
Less Capital Grants (Funded from Operating Revenue)	726	876
Net State Capital Funding Task	11,409	13,153
Funding Sources
Cash Flows from Operating Activities	7,890	5,858
Less Reinvestments[2]	3,430	1,594
Equals Net Cash Flow for Capital Acquisitions	4,460	4,264

Asset Sales	481	415
Borrowings and Advances	4,490	7,988
Cash Balances and Other Financing Sources	1,978	486

Total Funding Sources	11,409	13,153

Note:

1.	Numbers may not add due to rounding.
2.	Primarily reflects reinvestment of General Government investment earnings relating to accruing entitlements.

Capital Statement 2007-08	7

Table 1.3
Total Capital Outlays by Entity within Statistical Division for 2007-08[1]
Entity[2]	05 Brisbane $’000	10 Moreton $’000	15 W/Bay $’000	20 D/Downs $’000	25 S/West $’000	30 Fitzroy $’000	35 C/West $’000	40 Mackay $’000	45 Northern $’000	50 F/North $’000	55 N/West $’000	Totals $’000
Child Safety	13,902	4,460	1,058	1,895	1,039	547	34	1,640	3,056	7,594	1,158	36,382
Communities	45,994	21,566	4,608	6,349	414	3,383	188	5,132	10,466	8,351	537	106,986
Corrective Services	72,178	5,458	472	911	46	940	21	274	169,011	4,972	334	254,619
Disability Services Queensland	32,498	8,799	6,740	5,770	267	2,653	121	1,573	3,464	2,478	346	64,710
Education, Training and the Arts	275,035	164,962	18,530	16,695	2,281	16,376	3,799	25,264	25,590	63,818	6,763	619,112
Emergency Services	124,983	27,629	8,415	8,274	3,695	5,441	908	5,667	10,175	10,076	1,596	206,859
Environmental Protection Agency	12,187	8,486	6,000	465	761	3,443	751	3,078	3,293	16,813	394	55,671
Health	273,988	109,601	26,346	33,817	8,066	55,312	1,615	22,146	24,455	77,508	2,098	634,951
Housing	226,707	80,921	23,372	19,719	2,965	20,057	1,047	16,736	25,482	60,550	9,761	487,317
Infrastructure	1,678,756	567,077	270,850	6,879		2,185		11,580	8,524	7,076		2,552,927
Justice and Attorney-General	110,606	3,886	2,610	944	109	801	50	644	884	4,822	142	125,498
Legislative Assembly of Queensland	5,435											5,435
Local Government, Planning, Sport and Recreation	132,523	89,773	31,777	18,287	5,841	27,501	27,069	58,330	17,504	63,456	2,440	474,502
Main Roads	1,647,494	563,217	68,833	103,473	45,148	97,626	28,718	102,201	157,882	155,845	78,880	3,049,315
Mines and Energy	698,603	395,232	383,314	255,728	66,442	201,087	66,779	270,270	161,695	191,022	76,677	2,766,849
Natural Resources and Water	20,069	5,926	9,583	1,978	1,691	30,796	1,608	3,116	17,588	2,476	18,872	113,703
Police	114,749	47,772	11,534	9,473	2,596	13,234	2,110	16,958	19,743	14,131	5,722	258,021
Premier and Cabinet	35,288	53,744				132		535	4,520			94,219
Primary Industries and Fisheries	29,435	8,755	1,961	5,668	193	1,415	87	1,137	2,111	2,327	250	53,339
Public Works	237,318	59,924	9,287	7,883	950	7,356	426	38,717	21,059	20,741	1,172	404,833
State Development	44,498	299	107	103	83	99	82	112	658	1,023	84	47,148
Tourism, Fair Trading, Wine Industry Development and Women	2,760											2,760
Transport	1,318,560	302,554	153,356	7,454	1,349	279,411	1,040	175,700	58,825	161,747	20,939	2,480,935
Treasury	79,657											79,657
Other[3]	2,634	92	28	24	3	21	1	17	23	26	4	2,872
Anticipated Capital Contingency Reserve												(950,000)

Funds Allocated	7,235,857	2,530,133	1,038,781	511,789	143,939	769,816	136,454	760,827	746,008	876,852	228,169	14,028,620

Notes

1.	Numbers may not add due to rounding. Where an entity does not have capital expenditure in a particular statistical division, no dollar figures are shown in the table.
2.	Includes associated statutory bodies. Capital works outside of Queensland are not included in the 2007-08 capital program.
3.	Includes the Departments of Employment and Industrial Relations, Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman, Office of the Public Service Commissioner and Queensland Audit Office.

8	Capital Statement 2007-08

Capital Statement 2007-08	9

2.	STATE CAPITAL PROGRAM - PLANNING AND PRIORITIES

INTRODUCTION

The Queensland Government is committed to creating the infrastructure necessary to support the economic and social development of the State. It does so:

•	by providing infrastructure in support of core service delivery priorities – General Government sector investment

•	through investments made by Government-owned corporations (GOCs) – Public Non-Financial Corporations sector investment

•	where appropriate, by fostering private sector investment.

This chapter outlines key capital planning and expenditure priorities for the 2007-08 Budget.

Further details on the current status of projects with private sector involvement are provided in Chapter 3 of this Budget Paper.

A list of Smart State Building Fund allocations by portfolio is outlined in Appendix B, providing updated details on the $1.4 billion Fund, which was announced in 2003.

CAPITAL PLANNING AND PRIORITIES

Capital investment decisions are predominantly driven by the policy priorities of Government and factors such as demographic changes and planning requirements which affect service delivery needs.

The Government has several mechanisms available to deliver the capital needed to support its priorities. These include funding and constructing its own infrastructure and providing capital grants to local government, the private sector and profit and not-for-profit organisations to build capital and provide services on behalf of the Government. As well, investments made by GOCs contribute significantly to the State capital program. The Government also examines private sector involvement in public infrastructure delivery either through joint ventures or stand-alone projects.

Determining which of these mechanisms represents the best value-for-money outcome for taxpayers forms part of the planning phase of infrastructure investment and is carefully analysed on a case-by-case basis by the Government.

10	Capital Statement 2007-08

2007-08 HIGHLIGHTS

The Queensland Government is committed to broadening Queensland’s infrastructure base. Highlights of capital spending in 2007-08 are outlined in this section.

Water

The Queensland Government is addressing the unprecedented demand placed on water supplies as a result of a growing population and the worst drought on record in South East Queensland through the development of a range of major water infrastructure projects. These projects will increase the supply of water and improve use of existing water resources to ensure a safe and sustainable water supply for the region well into the future. In 2007-08, the Government will invest $2.5 billion for water infrastructure across the State.

South East Queensland

The Government is constructing a water grid to connect water storages throughout South East Queensland allowing water to be moved around the region to meet demand in the highest area of need. The 2007-08 capital works program includes $465 million for design and construction of the Southern Regional Water Pipeline between Brisbane and the Gold Coast. Funding of $175 million is allocated in 2007-08 to complete corridor assessment surveys and a range of studies to support preliminary engineering design work for the Northern and Eastern Pipeline Interconnectors ahead of commencement of construction works in 2007-08.

Funding of $354.9 million (including $4.9 million for strategic land purchases) is allocated to progress development of two new dams in South East Queensland. The Wyaralong Dam on Teviot Brook, which is scheduled for completion in 2011, is the centrepiece of water storage initiatives on the Logan-Albert River catchment. The Wyaralong Dam and the Cedar Grove Weir will yield 21,000 megalitres per annum for South East Queensland. The first stage of the Traveston Crossing Dam on the Mary River, which is scheduled for completion in 2011, involves the construction of a 153,000 megalitre dam which will deliver up to 70,000 megalitres per annum.

The Western Corridor Recycled Water Scheme, the largest recycled water project in the southern hemisphere, is due for completion in 2008. The 2007-08 capital program includes funding of $1.183 billion for continuation of design and construction of the project including water treatment plants and 200 kilometres of pipeline.

The Government has also committed total equity of $188.4 million, including $46.6 million in 2007-08, towards the construction of the $1.2 billion South East Queensland (Gold Coast) Desalination Plant at Tugun which is expected to be completed in 2008 and will deliver up to 125 megalitres per day. This project is being jointly developed with the Gold Coast City Council.

Capital Statement 2007-08	11

State-wide

The 2007-08 capital program includes several major regional water projects, including funding of $15.1 million to complete the upgrade of the Ross River Dam, $12.7 million for the upgrade of the Mount Isa Terminal Reservoir Pump Station and $19.6 million for preliminary works for a new pipeline from the Fitzroy River to Gladstone. As well, to maintain and improve the supply of water to Queensland, SunWater will spend $14.6 million in 2007-08 on refurbishing and enhancing existing schemes and other minor works.

Further information on the Government’s commitments to water infrastructure can be found in the 2007-08 Budget Related Paper, Queensland the Smart State - Water for the Future.

Transport and Roads Infrastructure

In 2007-08, capital funding of $5.767 billion is provided for transport and roads infrastructure, including Queensland Transport, the Department of Main Roads, Queensland Rail, the port authorities, RoadTek, Queensland Motorways Limited and Airport Link.

Transport

In 2007-08, capital funding of $2.481 billion is provided through the Transport portfolio. This includes $645.2 million for Queensland Transport.

Highlights of the 2007-08 Queensland Transport capital program include:

•	$129 million in 2007-08 to complete the construction of the Inner Northern Busway linking the Queen Street Bus Station to the already completed stages of the Busway near Roma Street

•	$285.8 million towards construction of the Eastern and Northern Busways, including $85.8 million for an Eastern Busway corridor connection from the Eleanor Schonell Bridge to Ipswich Road

•

$17.4 million towards the construction of cycle links to enhance the cycle network in South East Queensland and $5 million to complete construction of the Normanby Cycle connection to the Roma Street Parklands.

Rail and Ports

The introduction of competitive reforms in the transport industry has seen a nationally integrated transport market emerge, with the aim of combining all transport modes (roads, rail and ports) to improve efficiencies in transport logistics. An efficient, integrated transport process maximises the efficiency of the flow of goods, increases returns to the State of Queensland and makes our importers and exporters more competitive in the world market.

12	Capital Statement 2007-08

Queensland rail and port GOCs perform a vital role in ensuring an efficient transport chain underpins industry development. Exports are a key driver for the Queensland economy, and the 2007-08 rail and port GOC capital program sees significant investment in export-related infrastructure to further increase the State’s competitive position in global markets.

Coal remains the single most important mineral commodity export, with exports fueled by growth in overseas demand for steel and electricity, particularly in Asia. Forecasts of coal exports for the next five years remain strong, particularly to markets in China, South-East Asia, India, Japan and Brazil. To ensure Queensland remains responsive to this demand, GOCs will play a significant role in enabling expansion of the coal supply chain. In particular, Queensland Rail, the Ports Corporation of Queensland and the Central Queensland Ports Authority will invest in coal-related infrastructure projects in 2007-08 to facilitate and expand the State’s coal export capacity. Funding is also provided for major investments in ports infrastructure to meet expected demand for other Queensland export and import trades.

In addition to bulk commodity and containerised trade facilitated by rail and seaports, Queensland transport GOCs also deliver services in passenger rail.

Growth in domestic tourism and the introduction of low-cost carriers in the Australian airline industry has generated sustained capital growth in domestic passenger numbers through Queensland’s airports, necessitating increased investment.

In 2007-08, the capital programs for Queensland Rail and the port authorities are $1.278 billion and $558.1 million respectively.

Highlights of the 2007-08 rail and ports capital program include:

•	Coal Network Upgrades – $187.6 million to be spent by Queensland Rail for track works on the coal network in Central Queensland to allow for additional haulage of coal

•	Coal Rollingstock – $163.4 million to be spent by Queensland Rail towards new and upgraded locomotives and wagons to support the increased haulage of coal in Central Queensland

•

Citytrain Track Infrastructure Upgrades – $274.8 million to be spent by Queensland Rail for Citytrain track upgrades (Beenleigh to Gold Coast corridor upgrade, Caboolture to Beerburrum duplication, Mitchelton to Keperra duplication)

•	Citytrain Rollingstock – $104.6 million to be spent by Queensland Rail for additional rollingstock for Citytrain service enhancements

Capital Statement 2007-08	13

•

Expansion of the RG Tanna Coal Terminal – $103 million to be spent by Central Queensland Ports Authority for further expansion of the RG Tanna Coal Terminal, including construction of stockpiles 19, 20 and 21 and a third outloading stream

•	Expansion of the Abbot Point Coal Terminal – $28 million to be spent by Ports Corporation of Queensland as part of its Stage 2 (X21) expansion of the Abbot Point Coal Terminal

•	Cairns Airport Domestic Terminal Building – $52 million to be spent by Cairns Port Authority as part of the redevelopment of the Domestic Terminal Building at the Cairns Airport

•

Cairns Airport International Terminal Building – $30.1 million to be spent by Cairns Port Authority at the International Terminal Building, including redevelopment of the retail areas and expansion of the baggage reclaim hall

•

Port of Brisbane Berths – $34 million to be spent by the Port of Brisbane Corporation on construction of a general purpose berth and $16.6 million will be spent on construction of a 10th berth and wharf at Fisherman Islands

•	Hamilton Site Redevelopment – $27.9 million to be spent by the Port of Brisbane Corporation on the continuation of the Hamilton Site Redevelopment program.

Roads

In 2007-08, capital funding of $3.049 billion is provided through the Main Roads portfolio.

Highlights of the 2007-08 roads capital program include:

•	$691.2 million to construct a second Gateway Bridge river crossing and to increase capacity on the Gateway Motorway between Mt Gravatt-Capalaba Road and Nudgee Road

•

$163.5 million to the federally-funded upgrade of the Ipswich Motorway between Wacol and Darra, $121 million towards upgrading the Ipswich/Logan Motorway interchange and $100 million towards the federally-funded $2.3 billion six-lane Goodna Bypass

•

$179.7 million towards construction of the $543 million ($423 million – State; $120 million Australian Government) four-lane bypass on the Pacific Motorway between Tugun and Tweed Heads, scheduled for completion in mid 2008

•	$58.3 million towards Stages 2 and 3 of the Townsville Ring Road to be constructed at a total estimated cost of $119.3 million ($39.8 million – State; $79.5 million – Australian Government)

14	Capital Statement 2007-08

•	$36.1 million to continue the Accelerated Road Rehabilitation Program to rehabilitate and widen 71 kilometres of the Dawson Highway in Central Queensland and replace 11 timber bridges

•	$55 million towards the construction of the new Houghton Highway bridge between Brighton and Redcliffe

•

$47 million ($235 million over five years) for road safety programs as part of the Safer Roads Sooner initiative which aims to reduce road trauma and its social consequences through road safety improvements.

Energy

Electricity demand in Queensland has grown rapidly in recent years, and this trend is expected to continue. Average growth rates over the next three years are forecast at 4.7%, 3.7% and 3.4% per annum respectively.

Electricity demand growth continues to be evident in South East Queensland due to increases in Queensland’s population growth, as well as a steady increase in energy usage per householder through increasing use of air conditioners, computers and swimming pool filters. Growth in average demand in South East Queensland over the next 10 years is likely to average around 4.5% per annum without the implementation of demand management programs. The current resources boom also continues to drive demand across the rest of the State, with forecast demand growth outside of South East Queensland over the next 10 years approaching 2% per annum.

Peak demand drives the investment in electricity capital programs. These growth forecasts will see the continued need for increased expenditure in generation assets as well as the augmentation of the State’s transmission and distribution networks. The GOC network businesses, Powerlink, ENERGEX and Ergon Energy, will spend approximately $2.315 billion in 2007-08 to strengthen the networks around Queensland.

Capital investment undertaken in recent years ensures that current generation capacity in Queensland remains adequate, with sufficient generation capacity to meet the increased demand through to 2010-11. New generation plant, such as the Kogan Creek Power Project, is forecast for completion in 2007-08, while improvements to the efficiency of existing generation assets will also be undertaken. New generation plant is also being developed by the private sector. Continued capital programs targeting service quality, reliability, availability and capacity improvements in the network will also ensure ongoing network reliability.

The Government’s commitment to implementing the recommendations of the independent Electricity Distribution and Service Delivery review for the 21st century is also a key driver of capital expenditure in the energy sector.

Capital Statement 2007-08	15

In the 2007-08 year, the combined capital network expenditure of Ergon Energy and ENERGEX totals $1.738 billion. This expenditure continues to focus on improving the quality and reliability of Queensland’s electricity distribution network assets to meet the increasing demands associated with the State’s strong economic and population growth. The Queensland Competition Authority has also recognised these capital requirements in its current regulatory determination, providing the revenue support the distributors need to implement these plans.

Highlights of the 2007-08 electricity capital program include:

•

Regional and Rural Queensland Electricity Network – During 2007-08 a significant portion of Ergon’s capital program will underpin a range of initiatives for network reinforcement and modernisation that will target significant improvements in network service quality, reliability, availability and capacity. Forecast expenditure for reinforcement of network supply across regional Queensland in 2007-08 totals $401.8 million

•

Kogan Creek Power Project – The new Kogan Creek Power Station, currently under construction, is due to be commissioned in September 2007. CS Energy is forecasting capital expenditure of $118.3 million to complete the construction of this power station in 2007-08. When commissioned, the Kogan Creek power station will be one of the most efficient, low-cost, coal-fired power stations in the National Electricity Market and will contribute to maintaining the supply of reliable, low-cost electricity to Queensland

•

Broadsound to Nebo Transmission Line – $55.8 million will be spent by Powerlink in 2007-08 to complete a 275kV transmission line between Broadsound and Nebo. This is the first stage of a three stage reinforcement of electricity supply into North Queensland

•

Nebo to Strathmore Transmission Line – $63.6 million will be spent by Powerlink Queensland in 2007-08 to construct a 275kV transmission line between Nebo and Strathmore substations. This is the second stage of a three-stage solution to reinforce electricity supply to North Queensland

•

North Queensland Electricity Transmission – $41.4 million will be spent by Powerlink in 2007-08 to complete the replacement of the existing Kareeya to Innisfail transmission line and a new line between Tully and Innisfail

•

South East Queensland Electricity Supply – Further reinforcement of the electricity supply to South East Queensland major load centres will be achieved through the completion in 2007-08 of the new Middle Ridge to Greenbank 275kV double circuit transmission line. Powerlink will spend $40.1 million in 2007-08 to complete this project.

16	Capital Statement 2007-08

Health

The Queensland Government continues its significant investment in Queensland Health infrastructure with a portfolio capital program of $635 million in 2007-08, including $2.2 million for the Queensland Institute of Medical Research. The focus of the capital program for 2007-08 includes investment in new hospitals, hospital redevelopments, the development of community and mental health infrastructure, health technology replacement, development of new information technology infrastructure and further investment in staff accommodation. The capital program includes South East Queensland Infrastructure Plan and Program projects such as Health Precincts at Browns Plains and North Lakes and the redevelopment of The Prince Charles Hospital.

Total information technology expenditure in the 2007-08 capital works program includes an additional $21.9 million (as part of a five-year program) for e-Health initiatives to contribute to the delivery of an integrated and comprehensive patient information system.

Housing

In 2007-08, $85 million from the Queensland Future Growth Fund will boost the $487.3 million capital program for the Department of Housing to accelerate the expansion of Queensland’s social housing asset base, which is one of the State’s largest assets valued at approximately $10.361 billion.

Expansion of the department’s housing portfolio will help address the growing need for affordable and appropriate accommodation. The capital program will assist the department to re-align the mix of dwelling types in the portfolio to provide housing support for those clients with special needs and to match the changing demographics of the State.

In 2007-08, the Government is providing $53.9 million for a range of strategies to respond to the housing needs of people who require particular assistance from Government. The funds include providing appropriate housing responses to people being discharged from the Spinal Injuries Unit of the Princess Alexandra Hospital, people with mental illness, homeless people and Indigenous people living in remote locations.

Capital Statement 2007-08	17

Education and Training

The 2007-08 Budget provides a substantial investment in educational facilities with a schools capital works program of $445.5 million (including a $65.9 million expensed component). Capital works expenditure of $117.4 million is provided for vocational education and training initiatives (including a $20.6 million expensed component).

Constructing new schools, classrooms and acquiring land in growth areas throughout the State will attract $188.9 million in funding. The Government has allocated $31.8 million to continue delivering facilities for the new Preparatory Year of schooling to support the increased cohort of Prep students commencing in 2008.

Included in the 2007-08 capital works program is $80.5 million (including capital and recurrent funding) as part of the five-year $1 billion Tomorrow’s Schools program to modernise learning environments for students across Queensland. As part of this funding, $31.1 million has been allocated to continue the establishment of the new Queensland Academy for Health Sciences at Southport. Funding is also provided for two other Queensland Academies – one in science, maths and technology at Toowong and one in creative industries within the Kelvin Grove Urban Village.

In March 2006, the Government launched the Queensland Skills Plan, which contains a range of actions to transform and modernise the State’s vocational education and training system. As part of the Plan, the Government has committed to a six-year infrastructure reform package exceeding $300 million, which is designed to enhance vocational education and training facilities around the State.

Capital works expenditure (including capital and recurrent funding) in vocational education and training in 2007-08 includes $93.1 million in new and refurbished TAFE facilities across the State, including $39.9 million to continue construction of the SkillsTech Australia Acacia Ridge and Eagle Farm campuses and $17.3 million to commence construction of two more SkillsTech Australia specialist training centres in Mackay and Townsville.

Non-traditional procurement methods of capital program delivery will continue to be developed during 2007-08. Consideration of the feasibility of funding the provision of new schools through a public-private partnership is to be assessed through a business case review. Funding is to be provided to continue the establishment of the Southbank Education and Training Precinct, a public-private partnership project at the South Brisbane campus of the Southbank Institute of Technology.

18	Capital Statement 2007-08

QUEENSLAND FUTURE GROWTH FUND

The Queensland Future Growth Fund was established by investing the proceeds from the sale of Sun Retail, Sun Gas, Powerdirect Australia and the Allgas network. The sale processes were very competitive and delivered positive outcomes for the State with the proceeds amounting to over $3 billion. The prices received for the businesses compare favourably with previous retail asset sales in Australia and reflect the growth opportunities available in South East Queensland.

The funds will be used to secure the State’s future economic growth as well as its environmental sustainability through a raft of new infrastructure projects.

Over the coming years, the Fund will focus on key priorities, which include:

•

committing funds to the construction and acceleration of vital infrastructure projects in the areas of water and transport. As the sales proceeds were greater than forecast, it is now possible to allocate $1.5 billion to the areas of water and transport. The Department of Transport is allocated $500 million towards advancing planning and construction of high priority public transport projects

•	$300 million for Clean Coal technology that will make a proactive and positive contribution to the science and technology of reducing greenhouse gas emissions

•

a further $100 million on projects to combat the effects of climate change including an investment of $50 million in the Queensland Renewable Energy Fund to support demonstration projects involving leading edge renewable energy technologies. Funding is also available for a broader program of climate change initiatives, including an Energy Savings Fund which will support Queensland companies investing in energy efficient products and a ClimateSmart Living campaign to raise awareness of climate change and highlight actions Queenslanders can take to reduce their greenhouse gas emissions

•

$100 million towards Smart State projects, specifically the Innovation Building Fund. This will provide an opportunity to capitalise on previous investment in research and development infrastructure and to develop further in areas of comparative advantage

•

$600 million for commercial infrastructure, including funding for Energex and Ergon to improve their distribution networks. Funding will also be provided to other economically significant projects outside of South East Queensland, with details on projects to be determined by future priorities and commercial negotiations. Investment in these projects will reimburse the Government for income lost through the sale of the energy assets

Capital Statement 2007-08	19

•

an injection of $500 million to the Department of Housing to fund a major expansion of the State’s social housing stock. This will enhance the department’s capacity to commence new purchases and constructions in the areas of Public Rental Housing, Aboriginal and Torres Strait Islander Housing and Community Housing, thereby ensuring that the future needs of the community are satisfied.

The Fund will also benefit from the reinjection of interest earnings on Fund balances.

Table 2.1

Queensland Future Growth Fund Projects

	Total Allocation $ million	2006-07 Est. Act. $ million	2007-08 Budget $ million
Water and transport infrastructure	1,500.0	—	156.0

Clean coal technology	300.0	29.6	56.8

Smart State projects	100.0	—	15.0

Climate change projects	100.0	—	20.0

Commercial infrastructure including Government-owned corporations	600.0	400.0	—

Social housing stock	500.0	—	85.0

Total	3,100.0	429.6	332.8

Further details on projects can be found in the portfolio sections of Chapter 4 of this Budget Paper.

20	Capital Statement 2007-08

3.	PRIVATE SECTOR CONTRIBUTION TO THE DELIVERY OF PUBLIC INFRASTRUCTURE

INTRODUCTION

The Queensland Government believes that private sector participation in the provision of public infrastructure can assist the timely delivery of efficient and effective infrastructure to the Queensland community.

Currently, the Queensland Government is considering several infrastructure projects as potential Public Private Partnerships (PPP) under the Government’s Value for Money Framework. In addition to those projects being assessed under the Value for Money Framework, other major infrastructure projects with private sector involvement are also being progressed through partnering with the private sector as well as through more traditional delivery methods.

CURRENT PROJECTS

Airport Link and Northern Busway

In October 2006, the Queensland Government approved the business cases for the Airport Link and Northern Busway projects and approved the joint procurement of Airport Link, as a PPP, and Northern Busway (Windsor to Kedron), via traditional delivery.

Airport Link is proposed to be a mainly underground toll road that connects the North South Bypass Tunnel, Inner City Bypass and local road network at Bowen Hills to the northern arterials of Gympie Road and Stafford Road at Kedron and Sandgate Road and the East-West Arterial in the north-east. The Northern Busway is a two-lane, two-way dedicated busway proposed to connect the existing Inner Northern Busway at Royal Children’s Hospital Herston to Bracken Ridge.

Four expressions of interest to deliver the projects were received in April 2007. It is anticipated that a preferred bidder will be selected in mid 2008. Construction of the projects will commence in 2008-09 and it is anticipated that the projects will be operational in 2012.

Toowoomba Bypass

The Queensland Government is currently undertaking a Business Case Development Study for the Toowoomba Bypass project, with the assistance of the Australian Government.

The proposed bypass will provide a safer and faster range crossing, removing the majority of heavy vehicles from city streets and the existing range road. The business case is expected to be completed in 2007.

Capital Statement 2007-08	21

Gold Coast Rapid Transit Project

A quality public transport system from Helensvale to Broadbeach and through to Coolangatta is identified in the South East Queensland Infrastructure Plan and Program (SEQIPP). The Queensland Government is currently developing a business case for stage one of this project (Helensvale to Broadbeach). Depending on the mode of transport chosen, it may be possible to achieve better value for money through a PPP arrangement by optimising the allocation of construction, operation, maintenance and financing risks. The various transport options and project delivery methods are being investigated in the business case, which is expected to be completed in September 2007.

Eastern Busway: Buranda to Capalaba

SEQIPP identifies the need for an Eastern Busway from Buranda to Capalaba. Consultation has been undertaken with the local community in relation to construction of the busway and a business case is currently being finalised.

South East Queensland Schools

SEQIPP identifies new school requirements for the region. The procurement of new schools scheduled to be opened in 2009 to 2011 in the Western Corridor and Sunshine Coast sub-regions is being assessed under the Government’s Value for Money Framework. The business case is expected to be completed by mid 2007.

Townsville Ocean Terminal

The Townsville Ocean Terminal is a key component in the implementation of the Queensland Cruise Shipping Plan and supports the potential economic benefits to the State and the Townsville region associated with the increased visits from both cruise vessels and Australian and foreign military vessels on rest and recreation visits.

Under a development agreement between the State and developer, City Pacific Limited, the project will provide Townsville with:

•	a dedicated cruise terminal and wharf to attract cruise ships and naval vessels, located on the Western Breakwater, adjacent to the Port of Townsville

•	an integrated residential and tourism development for the land surrounding the casino

•	a landscaped residential development, providing public access to the Breakwater and future green areas.

It is anticipated that construction of the terminal will commence in late 2007 and be completed by 2009.

22	Capital Statement 2007-08

Gold Coast Marine Development Project

In August 2006, in response to preliminary findings of an Environmental Impact Statement, the Government announced that it was not economically feasible to develop a cruise ship terminal as an element of the Gold Coast Marine Development Project. However, the Government determined that other elements of the Project, such as a superyacht facility, an upgrade of Doug Jennings Park and a preservation and protection program for Federation Walk, would continue to be considered and that a new competitive process would be undertaken.

The Queensland Government’s vision for The Spit is an integrated development that is compatible with the existing natural and built environment, consolidates and complements the existing marine infrastructure and creates new and exciting recreational and tourism experiences while enhancing the public recreation experience on The Spit.

A competitive process for the redefined project is expected to commence in mid 2007.

Aurukun Project

The Aurukun Bauxite Resource is situated in a parcel of land in western Cape York, south of Weipa. As part of an international competitive bidding process for the granting of development rights over the Aurukun Bauxite Resource, the Queensland Government selected the Aluminum Corporation of China Limited (CHALCO) to develop the Aurukun Project, including a mine and wash plant at Aurukun and an alumina refinery on the east coast of Queensland, at a cost of approximately $2.92 billion. The Government is seeking to optimise the economic, social and financial outcomes for the State and the local region from the development of the bauxite resource and investment in downstream processing.

North Bank

The proposed North Bank development, spanning the two kilometre stretch of Brisbane CBD waterfront from the Goodwill Bridge to the William Jolly Bridge, will include a mixture of public use, commercial, retail and residential spaces. The aim of the North Bank project is to complement the existing Southbank development and further enhance Brisbane’s reputation as the ‘River City’.

The Queensland Government has commenced negotiations with Multiplex, the preferred developer for Stage One of the North Bank project (extending from Victoria Bridge to Alice Street).

Capital Statement 2007-08	23

Surat Basin Railway

In December 2006, the Queensland Government granted a Conditional Exclusive Mandate under its Value for Money Framework to a joint venture consortium to investigate the development of the Surat Basin Railway, which would link the towns of Wandoan and Banana to the Port of Gladstone and would assist in the development of the Surat Basin coalfields. The consortium, comprising ATEC, Industry Funds Management, Queensland Rail, Xstrata and Anglo Coal, is expected to progress its investigations with a view to achieving financial close for the development of the railway by 2009-10.

New Queensland Driver Licence

The Queensland Government is replacing the current Queensland Driver Licence with a Smartcard containing a digital certificate. The New Queensland Driver Licence (NQDL) will meet the increasing demand for more sophisticated identity management and community demands for improved protection against fraud and identity theft.

In May 2006, Government approved the NQDL project to proceed to the procurement phase as a partial PPP with remaining components of the NQDL project being delivered through a traditional procurement process. Expressions of Interest were called in August 2006, resulting in the State short listing proponents considered to have the capacity to design, install, commission and maintain software and hardware needed to introduce the new driver licence based on Smartcard technology.

The procurement process is currently progressing through the Binding Bid stage of the Government’s Value for Money Framework, with project delivery scheduled to commence in November 2007.

State Tennis Centre – Tennyson Riverside Development

Following a competitive bidding process, the Queensland Government selected Mirvac Queensland as the preferred developer for the delivery of an international-standard State Tennis Centre and residential development at Tennyson. The development will include a state-of-the-art tennis and residential complex which integrates with the surrounding area. The State Tennis Centre is scheduled for completion at the end of 2008.

Southbank Education and Training Precinct Project

The Queensland Government’s first PPP under the Government’s Value for Money Framework involves construction of 11 new buildings and renovation of another four buildings at the Southbank Institute of TAFE in two stages.

The first stage of the project was completed within the scheduled timeframe. Stage two of the project has now commenced.

24	Capital Statement 2007-08

4.	CAPITAL OUTLAYS BY ENTITY

CHILD SAFETY

The 2007-08 Budget provides for $36.4 million in capital expenditure for the Department of Child Safety. The capital program includes investment to enhance Indigenous service delivery, the progression of therapeutic residential facilities, continued investment in enhancing the coverage of the Integrated Client Management System (ICMS), progression of office accommodation solutions to meet service delivery requirements, and the development of residential care facilities.

Program Highlights

•

Funding of $15.5 million over four years ($7.6 million in 2007-08) to strengthen child protection services in Indigenous Communities, including establishing residential care facilities in Pormpuraaw, Kowanyama, Aurukun, Weipa/Napranum and Doomadgee. Additionally, a first placement house will also be established on Palm Island as part of the Queensland Government’s five point plan for Palm Island. These facilities will provide a safe place for Indigenous children and young people to be placed for initial assessments and reduce the need to remove them from their community, as well as provide for longer term residential care. This funding will also be used to establish employee housing and office accommodation facilities for Child Safety Officers delivering services from branch offices located in Weipa, Cooktown and Thursday Island.

•

$ 6.4 million is allocated to progress the establishment of therapeutic residential facilities in Cairns, Townsville and South East Queensland. These facilities will extend the department’s capacity to respond to children in the care of the State with complex behaviours and mental health issues.

•	Expenditure of $6.7 million is planned in relation to the ongoing investment in ICMS and other information management systems.

•	$ 9.6 million will be invested to progress office accommodation initiatives to support departmental staff located across the State.

•	$ 3.6 million will be invested in the development of residential care facilities to address placement needs in locations experiencing property rental constraints.

Capital Statement 2007-08	25

Child Safety

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF CHILD SAFETY

Property, Plant and Equipment
Office accommodation	Various			9,601	Ongoing
Residential care facilities	Various	3,600		3,600
Therapeutic residential care facilities	Various	6,400		6,400
Services for Indigenous Communities	Various	15,460		7,560	7,900
Minor works and other plant and equipment	Various			2,560	Ongoing
Total Property, Plant and Equipment
Other Capital Expenditure				29,721

Information management systems	Various			6,099	Ongoing
Minor information systems	Various			562	Ongoing

Total Other Capital Expenditure				6,661

TOTAL DEPARTMENT OF CHILD SAFETY				36,382

26	Capital Statement 2007-08

COMMUNITIES

Program Highlights

The department’s capital expenditure program for 2007-08, including capital grants, is $107 million. This investment will continue to foster strong communities where all people are safe, valued and empowered, wherever they live, whatever their circumstances. These capital funds are being applied towards a range of strategies including:

•	$ 12.2 million for the purchase and refurbishment of decommissioned preschools into early childhood education and care services

•

$ 10.6 million to early years service centres, with sites commencing at Nerang and Caboolture. The early years centres will provide high quality universal early childhood education, health and child care services with some targeted services for vulnerable families

•	$ 9.8 million to complete the next stage of the Brisbane Youth Detention Centre refurbishment

•

improvement of the learning and development areas, physical security and accommodation at the Cleveland Youth Detention Centre in Townsville at a projected cost of $14.5 million over the next three years. Similarly, the capacity of the Brisbane Youth Detention Centre will be upgraded at a cost of $8.7 million over the next two years

•

$ 4.2 million over the next four years for improvement of Youth Justice Services infrastructure development including youth conferencing, youth support services, enhanced program delivery, services to reduce re-offending and a Detention Centre Operational Information System

•	$ 2.2 million towards capital upgrades at the Brisbane Children’s Court

•	$ 3.6 million for the refurbishment of retail stores at Lockhart River and Palm Island, fuel facilities at Kowanyama and the procurement of plant and equipment

•	$ 2.3 million to complete the establishment of three Multi-Tenant Service Centres in Toowoomba, Mackay and Caboolture as part of the Strengthening Non-Government Organisations initiative

•	$ 2.2 million to complete the construction of neighbourhood centres at Kuranda, Bohlevale and Innisfail

•

$ 2.1 million to finalise the Regional Accommodation Program in 2007-08, which will enable the department to deliver new and expanded services from 10 youth service centres, eight regional service centres and over 20 local service centres

Capital Statement 2007-08	27

•	$ 2.1 million for community and neighbourhood centre upgrades which covers disability access, air-conditioning and safety issues

•	$ 8.2 million to further the development of the Information Renewal Initiative, primarily the Integrated Client Management System

•

$ 4 million to Smart Service Queensland initiatives to continue the development of key whole-of-Government systems across multiple agencies, to standardise and streamline Queensland Government services to further enhance access and service delivery for the community as a whole

•	$ 3.1 million of additional funding for the development of a new Grants Management System to better manage the interface between the department and Non-Government Organisations

•	$ 10.6 million in capital grants as part of the early years Best Start Strategy

•

$ 2 million in Child Care capital grants to enable services to meet the requirements of Queensland’s child care legislation. Ongoing funding of $1 million will be provided to school aged care services to continue upgrading facilities and a further $1 million to community-based child care services in remote Indigenous communities to upgrade equipment and facilities

•	$ 1.5 million in capital grants for a community centre in Maleny.

Communities

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF COMMUNITIES

Property, Plant and Equipment
Children’s Court renovation	05	2,200		2,200
Department ICT replacement program	Various			652	Ongoing
Office fitouts	Various	5,610		1,725	3,885
Neighbourhood Centre and Child Care Centre Program	Various	10,390		2,275	8,115
Child Care enhancements	Various	285		285
Early Years education centres	Various	15,643	3,403	12,240
Early Years service centres	Various	12,295	1,695	10,600
Strengthening Non-Government Organisations	Various	4,751	2,440	2,311

28	Capital Statement 2007-08

Communities

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Aboriginal and Torres Strait Islanders diversionary centre and fitouts	Various	1,107		1,107
Retail Store undertakings	Various	3,619		3,619
Property, plant and equipment replacement program	Various	2,667		2,667
Neighbourhood Centre upgrades and air conditioning	Various	400		400
Neighbourhood Centre disability access	Various	2,425	50	1,125	1,250
Neighbourhood Centre security and safety	Various	325		175	150
Neighbourhood Centre upgrades	Various	800		400	400
Grants Management System hardware	Various	838		838
Shared Information Solutions ICT replacement program	Various			6,345	Ongoing
Smart Service Queensland	Various	12,180	8,576	3,604
Regional Accommodation Program	Various	18,842	16,713	2,129
Brisbane Youth Detention Centre refurbishment	05	13,916	4,142	9,774
Brisbane Youth Detention Centre enhancements	05	8,674		2,713	5,961
Cleveland Youth Detention Centre enhancements	45	14,462		1,921	12,541
Youth Justice fitout and project management	Various	2,172		1,446	726
Brisbane Youth Detention Centre additional beds	05	776	247	529
Mareeba Transition Centre	50	1,000	923	77
Kuranda Neighbourhood Centre	50	1,435	1,184	251
Innisfail Community Centre	50	1,899	415	1,484
Bohlevale District Community Centre	45	1,500	1,031	469
Minor capital works	Various	500	1 50	200	150
Other capital works	Various	4,679		4,679

Total Property, Plant and Equipment				78,240

Other Capital Expenditure
Information Renewal Initiative	Various	19,216	11,055	8,161
Software development	Various			1,500	Ongoing
Grants Management System	Various	2,259		2,259
Smart Service Queensland software	Various	349		349

Capital Statement 2007-08	29

Communities

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 22007-08 $’000
Detention centre operational information system	Various	2,040		1,780	260

Total Other Capital Expenditure				14,049

Capital Grants
Child Care grants	Various			2,030	Ongoing
Early Years Best Start capital grants	Various	10,707	140	10,567
Maleny Community Centre grant	10	1,500		1,500
Multi Purpose Community Centres	Various	600		600

Total Capital Grants				14,697

TOTAL DEPARTMENT OF COMMUNITIES				106,986

30	Capital Statement 2007-08

CORRECTIVE SERVICES

The department’s capital expenditure program for 2007-08 is $254.6 million and mainly funds the expansion of prison infrastructure to meet the immediate and short-term accommodation needs of prisoners, and upgrades to existing prison infrastructure.

Program Highlights

•

$114.6 million is provided for the completion in 2007-08 of three major projects: the new women’s correctional centre at Townsville, the redevelopment of Sir David Longland Correctional Centre that will be reopened as the Brisbane Correctional Centre, and the expansion of Arthur Gorrie Correctional Centre.

•	$113.3 million is provided in 2007-08 for the continuation of construction work on the expansion of the Townsville Correctional Centre, which is due for completion in 2008-09.

•	The master planning for the proposed new prison precinct at Gatton will continue with an allocation of $3.5 million in 2007-08.

•	Planning for the expansion of Lotus Glen Correctional Centre by 300 beds will commence in 2007-08 at a cost of $3 million.

•

The upgrading and enhancement of correctional infrastructure continues in 2007-08 with an allocation of $7.7 million to continue the perimeter security systems upgrades, $1.7 million for the completion of the videoconferencing installation at Arthur Gorrie Correctional Centre, and $0.42 million for completion of the lightning protection at Townsville Correctional Centre, which is being undertaken in conjunction with the current expansion of that facility.

•

$2.6 million is provided for the ongoing program of providing appropriate accommodation for Probation and Parole offices in 2007-08. Also, $0.5 million is provided for accommodation for new services on Cape York.

Capital Statement 2007-08	31

Corrective Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND CORRECTIVE SERVICES

Property, Plant and Equipment
Women’s Correctional Centre (CC) at Townsville	45	130,000	79,554	50,446
Redevelopment of Sir David Longland CC	05	110,000	65,723	44,277
Expansion of Arthur Gorrie CC	05	55,000	35,099	19,901
Expansion of Townsville CC	45	142,500	24,175	113,325	5,000
Gatton Precinct planning	10	4,500	1 ,048	3,452
Lotus Glen CC planning	50	3,000		3,000
Perimeter security systems	Various	40,000	23,284	7,716	9,000
Establishment of new Probation and Parole service	Various	3,920	1,318	2,602
Probation and Parole in Indigenous Communities	Various	1,500		500	1,000
Videoconferencing to external locations	05	2,667	950	1,717
Correctional Centre Lightning Protection	45	3,600	3,176	424
Other acquisitions of property, plant and equipment	Various			7,259	Ongoing

Total Property, Plant and Equipment				254,619

TOTAL QUEENSLAND CORRECTIVE SERVICES				254,619

32	Capital Statement 2007-08

DISABILITY SERVICES QUEENSLAND

Investment in capital infrastructure forms a vital part of delivering specialist disability services. As a human services provider and funder, Disability Services Queensland invests in capital infrastructure where it is required for government service provision. Capital infrastructure is also utilised to accommodate and support departmental staff and in tailored accommodation infrastructure for people with an intellectual disability and respite centres. The major portion of non-government service delivery utilises existing community sector capital infrastructure.

Program Highlights

The department’s capital expenditure program for 2007-08, including capital grants, is $64.7 million.

The 2007-08 Budget commits $53.9 million to capital works, equipment purchases and software development, of which $18.9 million is additional capital funding to enhance disability services delivered within the government and non-government sectors. These funds are being applied towards a range of strategies including:

•	a forward capital upgrade program for the department’s owned properties at a cost of $3.5 million, and new office accommodation projects with $6.4 million committed for 2007-08

•	expenditure of $3.3 million on a range of office accommodation projects at various locations across the State

•	completing upgrades to residences owned by the department and the Department of Housing under the Smart State Land and Buildings Program

•	continuing to progress the tailored accommodation initiative at $9.5 million and respite service replacement projects in the amount of $4.5 million

•

$5.8 million additional funding in 2007-08 to design and construct purpose built accommodation and support models, as part of a targeted response, for people with severely challenging behaviours with total project funding being $24.3 million

•

$2.8 million (including $2.5 million additional funding in 2007-08) for enhancements to the Disability Information System (DISQIS) to support disability systems reform with total project funding being $25.1 million

•

$3 million in 2007-08 to provide alternative accommodation models to reduce the incidence of young people with a disability living in or at risk of entering aged care facilities with total project funding of $6 million

Capital Statement 2007-08	33

•

$3.5 million additional funding in 2007-08 to provide infrastructure to support non-government organisations to provide services for people with a mental illness with total project funding being $11.8 million. This funding is provided as a component of the Queensland Mental Health Strategic Plan 2007-17.

In addition, $10.8 million has been committed to capital grants, including:

•

$4.9 million in capital grants to develop all abilities playgrounds in partnership with local councils which will provide safe and enjoyable recreational equipment and activities for all children including those with a disability

•	$3.7 million in capital grants to assist non-government service providers maintain, upgrade or replace high use equipment and assets

•	$1.5 million in capital grants to the non-government sector to reduce the number of younger people with a disability living in or at risk of entering residential aged care.

Disability Services Queensland

Project	Statistical Division	Total Estimated Cost $‘000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DISABILITY SERVICES QUEENSLAND

Property, Plant and Equipment
Respite Services
Ipswich*	05	3,147	471	2,676
Nerang	10	128	91	37
Toowoomba	20	2,034	258	1,776
Innovative Housing
Loganlea	05	1,362	328	1,034
Maryborough West	15	3,202	574	2,628
Toowoomba	20	1,697	10	1,687
Smart State Building Fund
Smart State land and buildings*	Various	2,088	35	2,053
Playground equipment*	Various	450		450
Tailored Accommodation
Cluster housing	Various	14,012		5,250	8,762
Deception Bay*	05	3,917	609	1,308	2,000
Wacol	05	3,100	158	2,942
Other Property, Plant and Equipment
Aspley—house	05	600		600
Brisbane West/Wacol area office	05	500	338	162
Caboolture area office	05	704	14	690

34	Capital Statement 2007-08

Disability Services Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Forward capital program	Various	60,020		9,951	50,069
Ipswich area office	05	3,600		100	3,500
Queensland Mental Health Strategic Plan 2007-17	Various	11,840		3,500	8,340
Plant and equipment replacement	Various	1,169		542	627
Rockhampton area office	30	1,376	680	696
System reform	Various	596		596
Targeted Response to Severely Challenging Behaviour	Various	24,269		5,838	18,431
Townsville area office	45	1,435	132	1,303
Waterford West—house	05	500	403	97
Young People in Nursing Homes	Various	6,000		3,000	3,000
Other property	Various	1,391	207	1,184

Total Property, Plant and Equipment				50,100

Other Capital Expenditure
Information System (DISQIS)	Various	25,101	13,173	2,775	9,153
Systems*	Various	2,258	1,184	1,074

Total Other Capital Expenditure				3,849

Capital Grants
All Abilities Playgrounds, Young People In Residential Aged Care and Strengthening NGOs	Various	37,274	14,299	10,761	12,214
Total Capital Grants				10,761

TOTAL DISABILITY SERVICES QUEENSLAND				64,710

*	Funded fully or in part under the Smart State Building Fund

Capital Statement 2007-08	35

EDUCATION, TRAINING AND THE ARTS

Total capital expenditure for the Education, Training and the Arts portfolio (including related entities) for 2007-08 is $619.1 million.

Education and Training

A substantial capital works program of $562.8 million, incorporating both capital and recurrent expenditure, will be undertaken in 2007-08. This comprises an Education capital works program of $445.5 million (including an expense component of $65.9 million) and $117.4 million dedicated to Training (including an expense component of $20.6 million) of which $86.9 million is for the construction and refurbishment of TAFE training facilities (see footnote 4 of table).

The planning for capital meets the Government’s priorities and needs by considering population growth, changes in education standards and delivery methods and addressing high priority needs such as student and staff health and safety.

As part of its commitment to providing outstanding learning infrastructure, the department will continue to improve and add to learning facilities through the Schools Capital Works Program, the Queensland Skills Plan and renewal and regeneration projects.

Program Highlights

Funding for the following projects incorporates both capital and recurrent expenditure.

•

$188.9 million to construct two new schools at Northern Coomera and West Pacific Pines, undertake staged work at 11 schools, make land acquisitions and provide additional classrooms at existing schools in growth areas throughout the State.

•	$78.2 million to replace and enhance facilities at existing schools, and to provide additional and replacement toilet facilities.

•	$80.5 million for the Tomorrow’s Schools program, including $31.1 million for the Queensland Academy for Health Sciences on the Gold Coast.

•	$33.6 million to construct the Queensland Academy for Creative Industries.

•	$31.8 million to complete construction work for the Preparatory Year.

•	$12.4 million to acquire new employee accommodation and refurbish existing housing stock.

•	$39.9 million for continuing the SkillsTech Australia major trade and technician skills campuses at Acacia Ridge and Eagle Farm in Brisbane.

36	Capital Statement 2007-08

•	$17.3 million will be used to continue detailed planning and construction of the SkillsTech Australia major trade and technician skills institute campuses in Townsville and Mackay.

•	$27.5 million is to be invested directly in information and communication technology for vocational education and training.

•	Continuing investment in the establishment of the Southbank Education and Training Precinct, a Public Private Partnership project at the South Brisbane campus of the Southbank Institute of Technology.

Arts

Capital expenditure in 2007-08 will adapt the Auditorium at the Cultural Centre into a creative ideas and technology centre for children and is the final phase in the redevelopment of the centre. The adaptation involves refurbishment of the building, upgrading of finishes and services to modern standards and development of flexible spaces to provide a special place for children to interact, learn and enjoy the Cultural Centre.

Library Board of Queensland

The State Library of Queensland will continue to invest in collection assets for its General Reference and Heritage Collections. With the completion of the Millennium Library Project, investment in furniture and fittings as well as computer, audio-visual and office equipment will complete the fit-out of the redeveloped building.

Queensland Art Gallery

The Gallery’s $1.3 million property, plant and equipment expenditure program for 2007-08 principally comprises purchases of works of art and operational plant and equipment for both the Queensland Art Gallery and the Gallery of Modern Art.

Queensland Museum

Planning and design has commenced on two major exhibitions at the Museum of Tropical Queensland in Townsville, with both due for completion in 2007-08. The majority of construction funds have been secured via corporate sponsorship and fundraising, with Queensland Museum providing intellectual property and collections.

Capital Statement 2007-08	37

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
EDUCATION
KEY TO ABBREVIATIONS
GLAB—General Learning Area Block
Property, Plant and Equipment
Aviation High, development of Aviation High	05	5,394		1,798	3,596
Balaclava State School, replacement amenities	50	1,218		1,218
Bellevue Park State School, Performing Arts Hall	10	500	1	499
Bremer State High School, additional amenities	05	956		304	652
Brisbane State High School, redevelopment works	05	17,600	7,179	3,025	7,396
Bundaberg State High School, replacement amenities	15	957		435	522
Burpengary Meadows State School, new school for 2007*	05	12,338	11,590	748
Burpengary Meadows State School, Stage 2—planning	05	880		880
Bwgcolman Community School, replacement amenities	45	1,305		870	435
Calliope State School, library block	30	616		616
Chancellor State College, Stage 3C—Performing Arts	10	4,400		4,400
Craigslea State School, amenities upgrade	05	484		484
Currimundi Special School, GLAB—4 spaces	10	2,640	238	2,402
Disability Services Support Unit, relocation	05	2,816	502	2,314
Doomadgee State School, replacement amenities	55	696	52	644
Earnshaw State College, Indoor Sports Facility—planning	05	440		440
Edge Hill State School, additional amenities	50	522	261	261
Fernvale State School, GLAB—4 spaces	10	1,597	238	1,359

38	Capital Statement 2007-08

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Forest Lake State School, oval development	05	1,320	379	941
Hambledon State School, GLAB—8 spaces and amenities and covered area	50	4,306	135	4,171
Harris Fields State School, replacement administration Block	05	1,200		600	600
Homebush State School, additional amenities	40	784		305	479
Innisfail East State School, stabilisation of river bank	50	774	419	355
Isabella State School, Stage 2	50	1,760		1,760
Jimboomba State School, GLAB—2 storey—4 spaces	05	1,760		1,760
Kenmore State High School, classroom accommodation—planning	05	440		440
Kuraby State School, GLAB—2 spaces	05	528		528
Leichhardt State School, replacement amenities	05	784		479	305
Lockyer District State High School, 8 space specialist block and amenities	10	5,597	185	5,412
Mackay North State School, replacement amenities	40	958		479	479
Mareeba State School, oval rectification	50	300		300
Meridan State College, Stage 2	10	17,303	4,772	12,531
Milpera State High School, additional amenities	05	435		435
Minden State School, additional amenities	10	523		392	131
Moggill State School, Multi-Purpose Hall	05	432	1	431
Moggill State School, additional classroom accommodation	05	1,760		1,760
Montville State School, additional amenities	10	1,044		348	696

Capital Statement 2007-08	39

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Moorooka State School, Multi-Purpose Facility	05	485	1	484
Mount Cotton State School, additional amenities	05	673	154	519
Muttaburra State School, replacement amenities	35	348		348
Narangba Valley State School, Stage 3	05	2,277	744	1,533
North Lakes State College, conversion for Special Education Unit	05	660		660
North Lakes State College, Stage 6	05	3,961	659	3,302
Northern Coomera State School, new school	10	9,680	1 ,459	8,221
Northern Coomera State School, Stage 1B—planning	10	2,640		2,640
Nundah State School, library upgrade	05	792		792
Ormiston State School, rectify amenities	05	300		300
Pacific Pines State High School, Stage 5	10	3,212		3,212
Pallara State School, additional amenities	05	957		435	522
Palm Island, Senior Phase of Learning facilities	45	1 ,320	392	928
Pine Rivers Special School, administration block and relocate Special Education Developmental Unit	05	1 ,043	262	781
Pioneer State High School, Hall	40	570		400	170
Queensland Academy for Creative Industries, Creative Industries Academy	05	38,138	8,594	29,544
Queensland Academy for Health Sciences, Health Sciences Academy	10	31,164	3,474	27,690
Queensland Academy for Science Mathematics and Technology, Science Mathematics and Technology Academy	05	17,600	15,831	1,769

40	Capital Statement 2007-08

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Redcliffe State High School, overpass contribution	05	1,848		1,848
Redland Bay State School, Library Upgrade—planning	05	264		264
Redlynch State College, Stage 2	50	5,358	870	4,488
Redlynch State College, Stage 3—planning	50	3,960		3,960
Rochedale State School, sewerage disposal system	05	367	64	303
Rochedale State School, administration upgrade*	05	1,320		1,320
Rochedale State School, oval and associated works	05	792	396	396
Southport State High School, Home Economics block	10	2,200		2,200
Spinifex State College—Mount Isa—Senior Campus, Major upgrade to support multi-media initiatives*	55	1,437	122	1,315
Springfield Lakes State School, Stage 2	05	8,207	2,141	6,066
Stretton State College, Primary—Stage 3	05	2,323	533	1,790
Stretton State College, Secondary—Stage 2—planning	05	1,848		1,848
Tagai State College—Malu Kiwai Campus, rectification work	50	300		300
Toowoomba West Special School, replacement amenities	20	523		305	218
Trinity Bay State High School, Community Hall augmentation	50	560	210	350
Tully State High School, additional amenities	50	508	4	504
Tully State High School, Indoor Multi-Purpose Centre	50	600		600
West Pacific Pines State School, new school	10	15,102	2,662	12,440
Western Cape College—Weipa, Stage 2	50	5,393	1,469	3,924
Whitfield State School, GLAB—2 spaces and music	50	1,760	22	1,738

Capital Statement 2007-08	41

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Wilston State School, additional classroom accommodation	05	3,696		3,256	440
Additional accommodation	Various			15,932	Ongoing
General works	Various			86,377	Ongoing
Land acquisition	Various			38,829	Ongoing
Tomorrow’s Schools	Various	733,938	47,826	42,571	643,541
Plant and equipment	Various			34,945	Ongoing
Minor works	Various			6,919	Ongoing

Total Property, Plant and Equipment				414,470

Capital Grants
Capital grants	Various	72,931		72,931

Total Capital Grants				72,931

TOTAL EDUCATION				487,401

TRAINING

Property, Plant and Equipment
Barrier Reef Institute of TAFE—Townsville (Pimlico)	45	14,963		748	14,215
Gold Coast Institute of TAFE—Coomera Education Precinct*	10	31,700	1,087	12,000	18,613
Metropolitan South Institute of TAFE—Chelmer	05	2,908		145	2,763
Metropolitan South Institute of TAFE—Loganlea	05	5,987		299	5,688
Metropolitan South Institute of TAFE—Mt Gravatt Redevelopment Stage I	05	20,330	15,610	3,020	1,700
Metropolitan South Institute of TAFE—Mt Gravatt Redevelopment Stage II	05	9,269		649	8,620
Skilling Solutions Queensland[6]	Various	4,161	2,412	1,749	3,122
SkillsTech Australia—Acacia Ridge[7] Stage I	05	22,328	9,603	9,603
SkillsTech Australia—Acacia Ridge[7] Stage II	05	48,530	26,297	19,412	2,821

42	Capital Statement 2007-08

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
SkillsTech Australia—Eagle Farm[7] campus	05	47,987	2,399	5,998	39,590
SkillsTech Australia—Mackay[7] campus	40	34,074	5,872	9,361	18,841
SkillsTech Australia—Townsville[7] campus	45	24,125	5,956	7,391	10,778
Southbank Institute of Technology—[8] PPP	05	139,000		13,650	125,350
Southern Queensland Institute of TAFE—Toowoomba Automotive	20	2,645	2,195	450
Sunshine Coast Institute of TAFE—Mooloolaba	10	4,285		536	3,749
Sunshine Coast Institute of TAFE—Nambour Trades	10	10,695	535	1,337	8,823
Sunshine Coast Institute of TAFE—Quad Park	10	7,125	214	356	6,555
Tropical North Queensland Institute of TAFE—Cairns Campus	50	26,088		1,957	24,131
Infrastructure equipment	Various			2,567	Ongoing
ICT modernisation—TAFE	Various	7,000	1,400	1,400	4,200
Information and communication technology	Various			6,371	Ongoing
Minor equipment and facility upgrades	Various	4,225	1,000	1,000	2,225
Minor capital works	Various			3,500	Ongoing
Other plant and equipment	Various			2,449	Ongoing

Total Property, Plant and Equipment				105,948

Other Capital Expenditure
ICT software development	Various	17,555	6,804	6,580	4,171

Total Other Capital Expenditure				6,580

Capital Grants
Australian Agricultural College Corporation	Various			1,000	Ongoing
Skill Centre Program	Various			5,000	Ongoing

Total Capital Grants				6,000

TOTAL TRAINING				118,528

Capital Statement 2007-08	43

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
ARTS

Property, Plant and Equipment
Auditorium—Cultural Centre	05	7,900		2,250	5,650
Cairns Centre of Contemporary Arts*	50	1,000	200	800

Total Property, Plant and Equipment				3,050

Capital Grants
Hinkler Hall of Aviation	15	1,985	485	1,500

Total Capital Grants				1,500

TOTAL ARTS				4,550

AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION

Property, Plant and Equipment
Other plant and equipment	Various			2,066	Ongoing

Total Property, Plant and Equipment				2,066

Other Capital Expenditure
Other capital acquisitions	Various			212	Ongoing

Total Other Capital Expenditure				212

TOTAL AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION				2,278

LIBRARY BOARD OF QUEENSLAND

Property, Plant and Equipment
Plant and equipment—general	05			713	Ongoing
Library Collections expenditure	05			1,250	Ongoing

Total Property, Plant and Equipment				1,963

TOTAL LIBRARY BOARD OF QUEENSLAND				1,963

QUEENSLAND ART GALLERY
Property, Plant and Equipment
Property, plant and equipment	05			1,300	Ongoing

Total Property, Plant and Equipment				1,300

TOTAL QUEENSLAND ART GALLERY				1,300

44	Capital Statement 2007-08

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND MUSEUM

Property, Plant and Equipment
Collection Database	Various	759	649	110
Enchanted Rainforest Exhibition— Museum of Tropical Queensland	45	473	155	318
Shipwreck Exhibition—Museum of Tropical Queensland	45	162		162
Property, plant and equipment—other	Various			175	Ongoing

Total Property, Plant and Equipment				765

TOTAL QUEENSLAND MUSEUM				765

QUEENSLAND PERFORMING ARTS TRUST

Property, Plant and Equipment
Property, plant and equipment	05			820	Ongoing

Total Property, Plant and Equipment				820

TOTAL QUEENSLAND PERFORMING ARTS TRUST				820

QUEENSLAND STUDIES AUTHORITY

Property, Plant and Equipment
Other plant and equipment	05			200	Ongoing

Total Property, Plant and Equipment				200

Other Capital Expenditure
Senior Learning Information Management System	05	4,907	3,805	1,102

Total Other Capital Expenditure				1,102

TOTAL QUEENSLAND STUDIES AUTHORITY				1,302

Capital Statement 2007-08	45

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
CORPORATE AND PROFESSIONAL SERVICES

Property, Plant and Equipment
Property, plant and equipment	05			205	Ongoing

Total Property, Plant and Equipment				205

TOTAL CORPORATE AND PROFESSIONAL SERVICES				205

TOTAL EDUCATION, TRAINING AND THE ARTS				619,112

Notes:

1.	Capital grants are distributed by non-state entities throughout Queensland’s statistical divisions.
2.	Project budgets listed in the table are in some cases indicative and are subject to refinement as projects are further developed.
3.	Projects contained in the table have been included on the basis of projected enrolments. If projected enrolments do not eventuate, then listed projects may be deferred or stopped, or new projects added during the course of the financial year.
4.	The amounts quoted in the above table reflect the estimated portion of project costs that will be capitalised. The amounts quoted in the program highlights (and in the Ministerial Portfolio Statements) are the full financial costs of the projects (i.e. they include some expensed items).
5.	The Australian Government may also contribute funding for these projects.
6.	Funding for this initiative in 2007-08 is subject to further evaluation.
7.	The Trades and Technician Skills Institute has changed its name to SkillsTech Australia.
8.	Figures are subject to change as a result of accounting issues to be resolved.
*	Funded fully or in part under the Smart State Building Fund

46	Capital Statement 2007-08

ELECTORAL COMMISSION OF QUEENSLAND

An amount of $0.04 million is allocated towards the replacement of plant and equipment in 2007-08 to provide for the ongoing operational requirements associated with the efficient and effective provision of electoral services for the State of Queensland.

Electoral Commission of Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
ELECTORAL COMMISSION OF QUEENSLAND

Property, Plant and Equipment
Plant and equipment	05			40	Ongoing

Total Property, Plant and Equipment				40

TOTAL ELECTORAL COMMISSION OF QUEENSLAND				40

Capital Statement 2007-08	47

EMERGENCY SERVICES

The Department of Emergency Services’ 2007-08 capital program will invest a record $206.9 million in capital acquisitions and grants.

The capital acquisition program provides for essential infrastructure, equipment and information technology investment to support operations, and to achieve economic and operational effectiveness through contemporary asset management strategies. The program supports the Government’s ongoing commitment to the provision of essential emergency services to ensure that Queenslanders live in safe and secure communities.

A major feature of this Budget is the investment of $41.7 million (as part of an allocation of $70.4 million over two years) to build a new state of the art integrated communication and state emergency operations centre to replace communication facilities at Brisbane and South East Region. This will also involve the upgrading and replacement of radio and information and communications technology (ICT) infrastructure within the communications centre to enable more effective management of large scale emergencies and disasters in Queensland. The new Emergency Services Computer Aided Dispatch system will be provided to eleven communications centres and provide essential state-wide dispatch and strategic management of fire and ambulance resources.

Emergency Management Queensland

Capital investment of $26.6 million will enhance Emergency Management Queensland’s helicopter rescue fleet with three state-of-the-art AgustaWestland 139 helicopters. These rescue helicopters will improve capacity, safety and equipment standards, and are faster, more economical and bigger than the current Bell 412 helicopter units. This investment will greatly enhance the level of service for aero-medical, search and rescue operations, and emergency management capability across Queensland.

Queensland Ambulance Service

Capital investments by the Queensland Ambulance Service in 2007-08 provide for outlays of $65.4 million for ambulance facilities, vehicles, information technology and communication infrastructure projects.

Program Highlights

•

Three new ambulance stations, 17 replacement/redeveloped stations, one residence and one plant room redevelopment will be commenced or completed during 2007-08. A further $1.7 million has been provided for minor works projects.

48	Capital Statement 2007-08

•	$4.3 million has been provided for strategic land purchases.

•

$15.7 million will be invested in commissioning over 140 new ambulance vehicles as part of its vehicle replacement program. This increased investment will not only replace older vehicles and ensure an efficient fleet, but will also provide additional vehicles for the extra ambulance officers commencing service during the financial year.

•	$6.8 million will be invested in continued improvement in operational and communications equipment across the state.

Queensland Fire and Rescue Service

Capital investments by the Queensland Fire and Rescue Service in 2007-08 provide for outlays of $43.6 million for fire facilities, urban and rural fire appliances, information technology and communication infrastructure projects.

Program Highlights

•

One new fire and rescue station and 14 replacement/redeveloped stations will be commenced or completed during 2007-08. Additionally, a replacement office building will be constructed, and two other facilities will be refurbished. A further $1.4 million has been provided for minor works projects.

•	$1.1 million has been provided for strategic land purchases.

•

$14.3 million will be invested in new or replacement urban vehicles as part of the fleet replacement program to meet enhanced service delivery requirements. A further $3.9 million will be invested in rural vehicles.

•	$10.7 million will be invested in continued improvement of ICT and operational equipment.

Joint Emergency Services Facilities

During 2007-08 the Queensland Ambulance Service and the Queensland Fire and Rescue Service will also invest $18 million (as part of an allocation of $20 million over three years) to undertake a major expansion of the Queensland Combined Emergency Services Academy as an operational, multi-service and multi-agency training centre of excellence for emergency management and community safety. An additional investment of $4.3 million will be spent to upgrade existing facilities at the academy.

The department will invest $2.3 million to complete a replacement joint facility at Palm Island.

Capital Statement 2007-08	49

Emergency Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF EMERGENCY SERVICES

Property, Plant and Equipment
QUEENSLAND AMBULANCE SERVICE
Building/General Works
Aramac replacement station	35	978	339	639
Ashgrove/The Gap new station	05	2,400		2,400
Balmoral replacement station	05	2,601	394	2,207
Birkdale new station	05	1,339	331	1,008
Carina new station and land	05	2,150	324	1,826
Carmila replacement station	40	1,038	342	696
Clermont replacement station	40	1,400	50	1,350
Coolum replacement station	10	1,700	326	1,374
Gemfields/Sapphire replacement station and residence	30	1,421	457	964
Ipswich replacement station	05	3,413	159	3,254
Julia Creek replacement station	55	1,054	243	811
Mitchell plant room	25	690		690
Mount Tamborine replacement station	10	1,875		1,875
Murgon replacement station and land	15	2,097	247	1,850
Oakey replacement station	20	1,450	50	1,400
Roma replacement station	25	2,051	253	1,798
Spring Hill replacement station	05	1,750	3	1,747
Townsville redevelopment projects	45	4,299	1,341	2,958
Warwick replacement station	20	2,006	1,848	158
Weipa replacement station	50	2,076	204	1,872
Yarrabah replacement station	50	1,599	245	1,354
Minor works	Various			1,676	Ongoing
Land
Land acquisitions	Various			4,250	Ongoing
Other Plant and Equipment
Ambulance vehicle purchases	Various			15,650	Ongoing
Operational and communications equipment	Various			6,779	Ongoing

Sub-total QUEENSLAND AMBULANCE SERVICE				60,586

50	Capital Statement 2007-08

Emergency Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND FIRE AND RESCUE SERVICE
Building/General Works
Alexandra Hills replacement station and land	05	3,750	350	500	2,900
Beenleigh replacement community safety unit	05	500	100	400
Bollon replacement auxiliary station	25	600		600
Burpengary new station	05	3,252	152	2,320	780
Eatons Hill station redevelopment	05	747	549	198
Goondiwindi replacement auxiliary station	20	600	50	550
Highfields replacement auxiliary station and land	20	815	415	400
Hollywell station redevelopment	10	530	405	125
Lowood replacement auxiliary station	10	479	368	111
Malanda replacement auxiliary station	50	600		600
Nambour replacement station	10	3,650		750	2,900
QFRS Kedron/Lutwyche unit consolidation	05	600		600
Redland Bay replacement station and land	05	3,750	350	500	2,900
Southport station redevelopment	10	2,605	52	2,553
Spring Hill Firecom refurbishment	05	750	200	550
Tin Can Bay replacement auxiliary station	15	450	50	400
Toowoomba station redevelopment	20	2,000		500	1,500
Yungaburra replacement auxiliary station	50	620	19	601
Minor works	Various			1,428	Ongoing
Land
Rural Operations land purchase	Various			100	Ongoing
Sunshine Coast hinterland	10	1,000		1,000

Capital Statement 2007-08	51

Emergency Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Other Plant and Equipment
Operational and communications equipment	Various			6,904	Ongoing
Rural Fire appliances	Various			3,900	Ongoing
Urban Fire appliances	Various			14,260	Ongoing

Sub-total QUEENSLAND FIRE AND RESCUE SERVICE				39,850

EMERGENCY MANAGEMENT QUEENSLAND
Replacement of EMQ Helicopter Rescue Fleet	Various	48,339	19,435	26,586	2,318
Plant and equipment	Various			1,248	Ongoing
Minor works	Various			59	Ongoing

Sub-total EMERGENCY MANAGEMENT				27,893

JOINT EMERGENCY SERVICE FACILITIES
Integrated Communication and State Emergency Operations Centre	05	70,350		41,650	28,700
Palm Island replacement joint facility	45	2,312	29	2,283
Queensland Combined Emergency Services Academy - air emission control	05	3,934	1,107	2,827
Queensland Combined Emergency Services Academy - complex improvements	05			1,493	Ongoing
Queensland Combined Emergency Services Academy - Strategic Development Project	05	20,000	2,000	18,000

Sub-total JOINT EMERGENCY SERVICE				66,253

OTHER DEPARTMENTAL
Information technology infrastructure	Various			1,420	Ongoing
Plant and equipment	Various			520	Ongoing
Minor works	05			200	Ongoing

Sub-total OTHER DEPARTMENTAL				2,140

Total Property, Plant and Equipment				196,722

52	Capital Statement 2007-08

Emergency Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Other Capital Expenditure
QUEENSLAND AMBULANCE SERVICE
Strategic Information Management Initiative	Various	9,993	9,284	709
Information systems development	Various			4,089	Ongoing
QUEENSLAND FIRE AND RESCUE SERVICE
Fire Information Management System	Various	10,276	7,173	3,103
Information systems development	Various			656	Ongoing
OTHER DEPARTMENTAL
Emergency Services CAD	Various	7,132	6,802	330
Corporate information systems development	Various			768	Ongoing

Total Other Capital Expenditure				9,655

Capital Grants
Rural Fire Brigades	Various			150	Ongoing
State Emergency Service units	Various			332	Ongoing

Total Capital Grants				482

TOTAL DEPARTMENT OF EMERGENCY SERVICES				206,859

Capital Statement 2007-08	53

EMPLOYMENT AND INDUSTRIAL RELATIONS

Program Highlights

•

Expenditure on capital items will total $1.9 million in 2007-08. The department will be investing $0.77 million in an information technology system for the Renewable and Photographic Licensing for Prescribed Occupations as required under the National Standard for the Licensing of Persons Performing High Risk Work. This system will support photographic and renewable licensing in 2007-08 and progressively transfer existing licences to the new system over the next five years.

•	Other key areas of expenditure will be focused mainly on ICT systems, replacement of operational equipment and new accommodation fit-outs.

Employment and Industrial Relations

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF EMPLOYMENT AND INDUSTRIAL RELATIONS

Property, Plant and Equipment
Plant and equipment	Various			188	Ongoing
Leasehold improvements	Various			250	Ongoing

Total Property, Plant and Equipment				438

Other Capital Expenditure
Renewable and Photographic Licensing for Prescribed Occupations	05	770		770
Information technology systems	05	460		460
Employment Information System	05	250		250

Total Other Capital Expenditure				1,480

TOTAL DEPARTMENT OF EMPLOYMENT AND INDUSTRIAL RELATIONS				1,918

54	Capital Statement 2007-08

ENVIRONMENTAL PROTECTION AGENCY

The 2007-08 capital program for the Environmental Protection Agency (EPA) is $55.7 million and provides for the continuing protection of Queensland’s natural and cultural heritage through the ongoing replacement and construction of new infrastructure as well as funding significant land acquisitions. Such significant investment demonstrates the Government’s commitment to its priority of protecting the environment for a sustainable future.

Program Highlights

•

$ 18.7 million for capital works on parks, forests and administrative building works provides for the construction of infrastructure on the EPA estate. Of this amount $16.8 million relates to capital works on parks and forests which now includes funds previously provided under the Land Management for Expanded QPWS Estate initiative. As funding under this initiative is ongoing it has now been rolled into the agency’s general capital works program. Another $1.9 million relates to the administrative building works program.

•	Funding of $9.6 million has been allocated for the construction of the Ma:Mu Canopy Walk which is due to commence construction in 2007-08 at a total cost of $10 million.

•

$ 22.3 million has been provided in 2007-08 for land acquisitions. Of this amount $18 million relates to a 2006 election commitment for the purchase of rainforest and green land. This election commitment allocates an additional $30 million over three years. The agency’s general land acquisition fund has $1.5 million allocated in 2007-08.

Capital Statement 2007-08	55

Environmental Protection Agency

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
ENVIRONMENTAL PROTECTION AGENCY

Property, Plant and Equipment
Plant and equipment	Various			2,438	Ongoing
Capital Works - Parks and Forests
Gold Coast Hinterland Great Walk extended	10	1,100	350	750
Great Sandy Marine Park vessels	15	790	125	665
Waste Treatment System Dundubara Base	15	728	158	570
Lake Eacham day use area redevelopment	50	1,052	490	562
Eungella National Park - office accommodation redevelopment	40	445	50	395
Taroom Management Base	25	480	120	360
Mundubbera management unit facility	15	783		283	500
Boardwalk Eli Creek Fraser Island	15	516	266	250
Mimosa Recreation Area - redevelopment	30	555	305	250
Redevelopment Fleays Wildlife Park	10	1,675	925	250	500
Minor works - parks and forests	Various			12,467	Ongoing

Sub-total Capital Works - Parks and Forests				16,802

Capital Works - Administrative Building Works
Rockhampton Regional Office	30	919	60	859
Administration building -Townsville	45	600	43	557
Minor works - administrative building works	Various			444	Ongoing

Sub-total Capital Works - Administrative Building Works				1,860

More Great Walks	Various	3,400	10	1,350	2,040
Ma:Mu Canopy Walk*	50	10,000	450	9,550
East Trinity Property Management	50	1,588	388	700	500

56	Capital Statement 2007-08

Environmental Protection Agency

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Land Acquisitions
Acquisition of lands with biodiversity values*	Various	2,500	1,750	750
General land acquisitions	Various	1,500		1,500
Cape York/Daintree land acquisitions	50	17,068	15,068	2,000
Rainforest/Green Land acquisition	Various	30,000	2,000	18,000	10,000

Sub-total Land Acquisitions				22,250

Total Property, Plant and Equipment				54,950

Other Capital Expenditure
Various system enhancements	05	401		401
Integrated Searches and Licensing	05	2,006	1,686	320

Total Other Capital Expenditure				721

TOTAL ENVIRONMENTAL PROTECTION AGENCY				55,671

*	Funded fully or in part under the Smart State Building Fund

Capital Statement 2007-08	57

HEALTH

The total capital program for Queensland Health will see $635 million invested in new capital acquisitions in 2007-08, which includes the Queensland Institute of Medical Research funding of $2.2 million.

The Queensland Health capital works program is a major input into the delivery of health services and outputs that underpin the Government’s priorities of improving health care and strengthening services to the community and managing urban growth and building Queensland’s regions. The program also supports Queensland Health’s commitment to creating dependable health care and better health for all Queenslanders.

In 2007-08, Queensland Health will continue its capital investment across a broad range of health care settings including community health centres, hospitals, health technology, pathology and scientific services, renal, mental health, residential care, staff accommodation, and information and communication technologies. This program will ensure that health infrastructure and assets support the delivery of health services and contribute to improved health outcomes.

Program Highlights

•	Queensland Health will invest a total of $2.85 billion over a number of years to establish new tertiary hospitals at the Gold Coast and Sunshine Coast and a new Queensland Children’s Hospital.

•

$ 194.9 million will be invested in 2007-08 on major hospital projects including redevelopments at Ingham, Innisfail, The Prince Charles and Yeppoon Hospitals and Emergency Department upgrades at Rockhampton, Dalby, Gold Coast, Gympie, Logan, Redcliffe, Redland and Robina Hospitals. Of this amount, $32 million will be spent to commence the development of the new tertiary hospitals and the Queensland Children’s Hospital.

•

A further $554.9 million will be invested over the next four years to increase bed capacity and expand health services at Bundaberg, Cairns, Rockhampton, Robina, Townsville, Sunshine Coast and Princess Alexandra Hospitals.

•	A further $30 million will be invested over the next four years to establish an Elective Surgery Centre at the QEII Hospital.

•

In 2007-08, $91.9 million will be invested in continuing community based projects including a new Chronic Disease and Prevention Management Centre on Thursday Island, community health services at Cairns, Gladstone and Nundah, SEQIPP initiatives at Browns Plains, North Lakes and redevelopment of Miles and Weipa Hospitals.

58	Capital Statement 2007-08

•	In 2007-08, $34.7 million has been allocated to continue the construction of new primary health care centres at Erub (Darnley) Island, Warraber Island, Gin Gin, Hope Vale, Wondai, and Yarrabah.

•	In 2007-08, $53 million will fund the provision of new health technology equipment.

•

The enhancement of Renal Services in Queensland will continue in 2007-08 with $3.9 million invested in renal projects at Cooktown, Sunshine Coast, Princess Alexandra Hospital, Redland Hospital and planning of services for Kingaroy, Sunshine Coast and Logan.

•

$ 19 million will be invested in the redevelopment of Mental Health Services including Rockhampton Child and Youth Mental Health Service and implementation of the Queensland Mental Health Plan currently being finalised.

•

$ 42.3 million will be invested in 2007-08 towards projects to upgrade staff accommodation including $23.9 million for the Regional Accommodation program. Additionally, staff accommodation projects will continue at Cape York, Rockhampton, Roma, Emerald, Injune and Springsure.

A total of $150.3 million, consisting of $105.6 million capital and $44.7 million recurrent expenditure, will be invested in information and communication technology projects in 2007-08. This includes an additional funding injection of $40 million (capital and recurrent funding) to commence a multi-year investment in e-Health initiatives. Key highlights of this investment continuing in 2007-08 include:

•	$ 17.6 million in clinical information solutions including

-	the further rollout of the Emergency Department Information System to an additional 10 sites

-	further development of School Oral Health Information System to improve appointment scheduling and improved care through having oral health records available online

-	commencing rollout of a new Radiology Information System to enable faster results reporting through centralised access to images improving patient safety

•	$ 29.7 million on other information and communication technology projects to enable improved secured system access, data capacity management and State-wide service capability

•

$ 36.4 million for information and communication technology equipment to replace, upgrade and provide future capacity/capability to support e-Health capability and enterprise clinical and administrative systems including telephone system replacements, network and server upgrades

Capital Statement 2007-08	59

•

$ 21.9 million in additional capital funds for the e-Health initiatives to deliver assets that contribute to integrated and comprehensive patient information, consolidated information to support decision making, optimising scheduling of resources around patient need and supporting the delivery of location-independent health services. Key highlights include:

-	developing and implementing an enterprise data repository, user portals and systems integration work to underpin e-Health initiatives

-	commencing implementation of an Enterprise Discharge Summary to provide a more accurate care record to consumers and improve communication to General Practitioners

-

the development of a Population Health Information and Clinical Services Solution to improve the sharing of information between General Practitioners and Queensland Health specialists on patients with communicable diseases.

The Council of the Queensland institute of Medical Research (QIMR)

QIMR has successfully completed the 2006-07 capital development program which included the upgrading and extension of the small animal facility, proteomics facility and records management system.

The 2007-08 capital program will total $2.2 million, including $1.2 million for the purchase of new or replacement equipment including computer software upgrades. A further $1 million has been allocated for state of the art scientific equipment.

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND HEALTH

Property, Plant and Equipment
Community Health Centres (CHC)
Browns Plains Health Precinct*	05	24,000	6,849	10,163	6,988
Cairns Central CHC *	50	12,674	6,417	500	5,757
Gladstone Community, Mental and Oral Health consolidation*	30	14,750	7,850	5,400	1,500
Health Precinct Planning	Various	1,500		1,500
Home Hill Hospital rehabilitation	45	320		320
Mackay Community Based Rehabilitation/Transition Service	40	2,673		2,673
Miles Hospital redevelopment *	20	11,696	1,182	10,293	221

60	Capital Statement 2007-08

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
North Lakes Health Precinct*	05	52,085	6,721	14,500	30,864
Nundah CHC	05	15,041	2,845	12,196
Rockhampton Oral Health upgrade*	30	7,165	2,798	4,367
Thursday Island Chronic Disease Centre	50	39,345	853	5,941	32,551
Townsville CHC - North Ward additional works	45	250		250
Weipa Hospital redevelopment*	50	45,288	3,633	21,598	20,057
Blackall Private Practice Clinic	35	1,000	118	882
Moura Private Practice Clinic	30	1,500	185	1,315

Sub-total Community Health Centres (CHC)				91,898

Multi-Purpose Health Service (MPHS) Collinsville Health Service *	40	10,507	762	9,445	300

Sub-total Multi-Purpose Health Service (MPHS)				9,445

Primary Health Care Centres (PHCC)
Erub (Darnley) Island	50	6,835	702	6,133
Gin Gin Health Service*	15	8,572	1,296	6,334	942
Hope Vale PHCC *	50	13,369	2,101	11,106	162
Warraber Island	50	4,777	711	4,066
Wondai PHCC *	15	2,603	2,203	400
Yarrabah PHCC *	50	15,774	1,084	6,637	8,053

Sub-total Primary Health Care Centres (PHCC)				34,676

Hospitals
Dalby Hospital Outpatients, Emergency Department and Maternity*	20	10,897	2,494	7,206	1,197
Ingham Hospital redevelopment*	45	44,984	1,694	9,013	34,277
Innisfail Hospital redevelopment	50	41,785	38,218	3,567
Mackay Annex	40	1,700	1,200	500
Mareeba (Tableland) Hospital refurbishment	50	800	753	47
Nambour Hospital Carpark (land acquisition)	10	2,500		2,500
Princess Alexandra Hospital Emergency Department upgrade preparatory works	05	18,300		17,800	500
Princess Alexandra Hospital staff amenities	05	8,000	6,575	1,425

Capital Statement 2007-08	61

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
The Royal Brisbane and Women’s Hospital staff amenities	05	8,860	7,240	1,620
Riverton relocation *	05	9,900	9,873	27
The Prince Charles Hospital upgrade	05	134,400	72,619	38,000	23,781
Toowoomba medical ward	20	2,700	358	2,342
Yeppoon Hospital redevelopment	30	18,600	888	6,250	11 ,462
Sunshine Coast Health Services District additional bed capacity	10	79,060	319	3,000	75,741
Bundaberg Hospital expansion	15	41,100		2,300	38,800
Cairns Hospital additional bed capacity	50	11,100		1,000	10,100
Gold Coast University Hospital	10	1,230,000	500	14,500	1,215,000
Princess Alexandra Hospital additional bed capacity	05	50,000		400	49,600
Robina Hospital expansion	10	220,000	250	5,000	214,750
Queensland Children’s Hospital	05	694,400	10,500	6,000	677,900
Rockhampton Hospital improvement	30	74,000	3,767	19,265	50,968
Sunshine Coast Hospital	10	925,762	580	11,500	913,682
Townsville General Hospital Birthing Centre	45	1,000		780	220
Townsville General Hospital expansion	45	84,000		1,000	83,000
Elective Surgery
Queen Elizabeth II Hospital Elective Surgery expansion	05	30,000		3,500	26,500
Logan Elective Surgery Emergency Department Upgrades	05	3,400		100	3,300
Gold Coast Hospital Emergency Department upgrade	10	8,200	2,802	5,128	270
Gympie Hospital Emergency Department upgrade*	15	6,704	5,858	846
Logan Hospital Emergency Department upgrade*	05	7,298	6,960	338
Redcliffe Hospital Emergency Department upgrade*	05	27,515	11,027	16,277	211
Redland Hospital Emergency Department upgrade*	05	13,951	11,142	2,809

62	Capital Statement 2007-08

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Robina Hospital Emergency Department and Intensive Care Unit*	10	40,119	30,949	9,170
Master planning studies	Various			850	Ongoing
Building works capital project management	Various			850	Ongoing

Sub-total Hospitals				194,910

Health Technology Replacement
Health Technology equipment	Various			50,000	Ongoing
Program management	Various			1,045	Ongoing
Healthy Hearing*	Various	2,825	2,325	500
Radiation Oncology equipment	Various	1,500		1,500

Sub-total Health Technology Replacement				53,045

Renal Services
Cooktown Satellite Renal Service	50	3,636	3,556	80
Princess Alexandra Hospital Renal (8 Chairs)	05	600		600
Redland Hospital Renal (3 Chairs)	05	200		200
Sunshine Coast Renal Dialysis Service	10	1,160	122	1,038
Sunshine/Logan/Kingaroy planning services	Various	2,000		2,000

Sub-total Renal Services				3,918

Mental Health Services
Rockhampton Child and Youth MHS relocation	30	1,567	1,512	55
Queensland Mental Health Plan	Various	131,660		18,100	113,560
The Park—Centre for Mental Health	05	2,000	1,139	861

Sub-total Mental Health Services				19,016

Pathology and Scientific Services
Queensland Health Scientific Services	05	20,616	16,106	4,510

Sub-total Pathology and Scientific Services				4,510

Residential Aged Care Facilities Program Nambour Residential Aged Care Facility	10	10,021	240	2,390	7,391

Capital Statement 2007-08	63

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Nambour Residential Aged Care Facility (Land Acquisition)	10	2,300		2,300
Wondai Residential Aged Care Facility	15	13,401	13,363	38

Sub-total Residential Aged Care Facilities Program				4,728

Staff Accommodation Program
Cape York staff accommodation-Lockhart River, Kowanyama	50	2,586	766	1,820
Rockhampton staff accommodation *	30	10,000	1,877	6,807	1,316
Roma Nurses Quarters	25	10,500	588	6,448	3,464
Housing stock upgrade	Various			1,000	Ongoing
Regional accommodation program	Various	87,500	63,649	23,851
Other staff accommodation (various locations)*	Various	12,280	9,921	2,359

Sub-total Staff Accommodation Program				42,285

Other Acquisitions of Property, Plant and Equipment
Health Contact Centre	Various	8,762	6,762	2,000
Queensland Bone Bank redevelopment	05	11,943	11,936	7
Emergent works program	Various			20,000	Ongoing
Princess Alexandra Hospital Power upgrade	05	8,500	3,000	5,500
Urgent infrastructure initiatives	Various	8,800	6,750	2,050
Water conservation initiatives	Various	2,000	17	1,983
Minor capital projects and[1] acquisitions	Various			15,987	Ongoing

Sub-total Other Acquisitions of Property, Plant and Equipment				47,527

Information Technology Equipment
Information Technology equipment acquisition	Various			45,464	Ongoing

Sub-total Information Technology Equipment				45,464

Total Property, Plant and Equipment				551,422

Other Capital Expenditure
Information and Communication Technology[2] e-Health Program	Various	12,853		12,853

64	Capital Statement 2007-08

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Hospital and Community Health Care System*	Various	82,600	5,571	17,612	59,417
Resource Management Enablement	Various	1,327	361	966
Decision Support Program	Various	2,657	470	1,067	1,120
ICT Infrastructure
e-Health Infrastructure	Various	21,618		7,426	14,192
Security	Various	8,916	5,232	2,784	900
Telecommunications and connectivity	Various			3,353	Ongoing
Processing and storage	Various	12,278		12,278
Other IT projects	Various	1,546		1,546
IT contingency and emergent needs	Various			291	Ongoing

Sub-total Information and Communication Technology				60,176

Inventory movement	Various			1,521	Ongoing

Total Other Capital Expenditure				61,697

Capital Grants
Mater interim paediatric cardiac strategy	05	28,600	9,000	19,600

Total Capital Grants				19,600

TOTAL QUEENSLAND HEALTH				632,719

THE COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH
Property, Plant and Equipment
Other scientific equipment	05			2,232	Ongoing

Total Property, Plant and Equipment				2,232

TOTAL THE COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH				2,232

TOTAL HEALTH				634,951

Notes:

1.	Amount is net of $23.5 million non-capital component of project expenditure.
2.	Information and Communication Technology projects are net of $44.7 million in 2007-08 representing changes in classification of expenditure due to application of the Australian Equivalents to International Financial Reporting Standards.
*	Funded fully or in part under the Smart State Building Fund

Capital Statement 2007-08	65

HOUSING

The department’s 2007-08 capital program of $487.3 million underpins the provision of a range of social housing solutions across the department’s outputs. This expenditure includes $85 million from an injection of $500 million over five years from the Queensland Future Growth Fund.

The department will deliver housing assistance in Queensland through one social housing system ensuring that the different types of housing assistance funded or subsidised by Government are better integrated and that clients have improved access to the full range of available social housing options. The department will also continue to explore opportunities for increasing the supply of affordable housing and to assist people to find and maintain a private rental home or buy their own home.

In 2007-08, year three of the Queensland Government’s Responding to Homelessness initiative provides $27.9 million in capital funding for the department to deliver a range of accommodation initiatives, including continued redevelopment of the Lady Bowen Complex to further expand the housing options for at risk people in inner-Brisbane together with further allocations to the Crisis Accommodation and Community-managed Housing—Studio Units.

In 2007-08, $11 million of a four-year $38.5 million program for the Government’s Spinal Injuries Initiative will fund the commencement of 20 dwellings and the completion of 23 dwellings across Queensland. This cross-agency initiative will provide housing and support to assist patients with spinal injuries to leave hospital when they no longer require hospital care.

As part of the Queensland contribution to the Council of Australian Governments National Mental Health Plan to provide housing with support to clients with severe mental illness and moderate to high support needs, an allocation of $40 million has been provided over four years to provide suitable housing through purchase or construction of accommodation.

Program Highlights

The department will expand the supply and improve the amenity of social housing dwellings through capital investment and grant funding including:

•	$ 297.8 million in funding for the Public Housing and Aboriginal and Torres Strait Islander Housing rental programs and the Long Term Community Housing Program to:

-

purchase or commence construction of 544 dwellings, complete construction of 410 dwellings commenced in previous years, and purchase and develop land to facilitate future construction of social housing dwellings

66	Capital Statement 2007-08

-	enhance the condition of existing social housing dwellings through general upgrades, including the continuation of Urban Renewal projects

•

$ 48.3 million in capital grants allocated for upgrades to existing properties, new and replacement dwellings on the 34 Aboriginal and Torres Strait Islander communities. Construction will be completed on 43 new dwellings, 44 dwellings will be replaced, 367 dwellings will be upgraded and 12 dwellings purchased outside the Indigenous communities. In addition, construction will commence on 16 new dwellings and eight replacement dwellings and upgrade work will commence on 60 dwellings

•

$ 42.9 million in funding for Community-managed Housing—Studio Units to purchase or commence 164 units of accommodation, complete construction of 126 units commenced in 2007-08 or in previous years, and purchase and develop land to facilitate future construction of accommodation

•

$ 22 million in funding for the Crisis Accommodation Program to commence construction of three shelters, complete construction of one shelter and one dwelling, purchase two hostels and nine dwellings, upgrade one shelter and purchase and develop land to facilitate future construction

•	$ 10.5 million to continue redevelopment of the Lady Bowen Complex to provide housing options for people at risk of homelessness in inner-Brisbane

•	$ 5 million in capital grants to the Brisbane Housing Company that, combined with allocations from previous years, will provide approximately 300 dwellings to low-income households throughout the year

•	$ 10.2 million in capital grants for the Gold Coast Housing Company over two years, including $7.2 million in 2007-08, to provide affordable housing to low-income households on the Gold Coast

•	$ 16 million in capital grants to commence construction of up to 99 dwellings for affordable housing on the Gold Coast and Sunshine Coast.

The department will continue to create better opportunities and outcomes in renewal communities through the allocation of $4.5 million towards improving community facilities and neighbourhood amenities in targeted areas of Queensland under the Community Renewal program.

An estimated 1,202 FTE jobs will be directly sustained in the residential construction sector and a further 1,236 FTE jobs in related supply sectors, based on construction related capital investment of $253.4 million and capital grants expenditure of $100 million.

Capital Statement 2007-08	67

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF HOUSING
Property, Plant and Equipment
PUBLIC RENTAL HOUSING
New Construction
Brisbane
Detached Houses	05			6,753	Ongoing
Medium Density	05			42,295	Ongoing
Seniors’ Units	05			11,350	Ongoing
Moreton
Detached Houses	10			927	Ongoing
Medium Density	10			13,430	Ongoing
Seniors’ Units	10			1,020	Ongoing
Wide Bay-Burnett
Detached Houses	15			620	Ongoing
Medium Density	15			6,610	Ongoing
Seniors’ Units	15			1,050	Ongoing
Darling Downs
Detached Houses	20			1,469	Ongoing
Medium Density	20			4,450	Ongoing
Fitzroy
Detached Houses	30			188	Ongoing
Medium Density	30			670	Ongoing
Mackay
Detached Houses	40			974	Ongoing
Medium Density	40			2,575	Ongoing
Seniors’ Units	40			795	Ongoing
Northern
Detached Houses	45			1,130	Ongoing
Medium Density	45			1,894	Ongoing
Far North
Detached Houses	50			2,075	Ongoing
Medium Density	50			4,350	Ongoing
North West
Medium Density	55			475	Ongoing

Sub-total New Construction				105,100

Capital Works on Existing Dwellings
Brisbane	05			62,826	Ongoing
Moreton	10			6,550	Ongoing
Wide Bay-Burnett	15			1,605	Ongoing

68	Capital Statement 2007-08

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Darling Downs	20			2,034	Ongoing
Fitzroy	30			3,035	Ongoing
Mackay	40			3,804	Ongoing
Northern	45			4,154	Ongoing
Far North	50			1,865	Ongoing
North West	55			763	Ongoing
Various	Various			360	Ongoing

Sub-total Capital Works on Existing Dwellings				86,996

Land purchases and improvement	Various			15,000	Ongoing
Purchase of existing properties	Various			43,500	Ongoing

Sub-total PUBLIC RENTAL HOUSING				250,596

ABORIGINAL AND TORRES STRAIT ISLANDER HOUSING
New Construction
Brisbane	05			365	Ongoing
Fitzroy	30			977	Ongoing
Mackay	40			260	Ongoing
Northern	45			1,038	Ongoing
North West	55			660	Ongoing
Various	Various			2,000	Ongoing

Sub-total New Construction				5,300

Capital Works on Existing Dwellings
Brisbane	05			571	Ongoing
Moreton	10			18	Ongoing
Wide Bay-Burnett	15			428	Ongoing
Darling Downs	20			799	Ongoing
Fitzroy	30			381	Ongoing
Mackay	40			1,094	Ongoing
Northern	45			670	Ongoing
Far North	50			2,808	Ongoing
North West	55			2,231	Ongoing
Various	Various			2,000	Ongoing

Sub-total Capital Works on Existing Dwellings				11,000

Land purchases and improvement	Various			2,100	Ongoing
Purchase of existing properties	Various			13,000	Ongoing

Sub-total ABORIGINAL AND TORRES STRAIT ISLANDER HOUSING				31,400

Capital Statement 2007-08	69

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
COMMUNITY HOUSING
New Construction
Brisbane*	05			12,228	Ongoing
Moreton	10			4,356	Ongoing
Wide Bay-Burnett	15			500	Ongoing
Darling Downs	20			1,853	Ongoing
South West	25			1,114	Ongoing
Fitzroy	30			4,810	Ongoing
Mackay	40			116	Ongoing
Far North	50			4,903	Ongoing

Sub-total New Construction				29,880

Capital Works on Existing Dwellings
Brisbane	05			10,500	Ongoing
Northern*	45			1,500	Ongoing
Various	Various			2,500	Ongoing

Sub-total Capital Works on Existing Dwellings				14,500

Land Purchases and Improvement
Brisbane	05			600	Ongoing
Various	Various			6,800	Ongoing

Sub-total Land Purchases and Improvement				7,400

Purchase of existing properties	Various			22,900	Ongoing

Sub-total COMMUNITY HOUSING				74,680

COMMUNITY RENEWAL
New Construction
Northern	45			661	Ongoing

Sub-total New Construction				661

Sub-total COMMUNITY RENEWAL				661

HOME PURCHASE ASSISTANCE
Investment	Various			300	Ongoing

Sub-total HOME PURCHASE ASSISTANCE				300

PRIVATE HOUSING
Purchase of existing properties	Various			21,200	Ongoing

Sub-total PRIVATE HOUSING				21,200

70	Capital Statement 2007-08

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
PLANT & EQUIPMENT
Property, plant & equipment	Various			463	Ongoing

Sub-total PLANT & EQUIPMENT				463

Total Property, Plant and Equipment				379,300

Other Capital Expenditure
Intangibles	Various			8,037	Ongoing

Total Other Capital Expenditure				8,037

Capital Grants
ABORIGINAL AND TORRES STRAIT ISLANDER HOUSING
Wide Bay-Burnett	15			2,118	Ongoing
Fitzroy	30			1,680	Ongoing
Northern	45			5,678	Ongoing
Far North	50			34,641	Ongoing
North West	55			4,150	Ongoing

Sub-total ABORIGINAL AND TORRES STRAIT ISLANDER HOUSING				48,267

COMMUNITY HOUSING
Brisbane	05			3,023	Ongoing
Moreton	10			36	Ongoing
Wide Bay-Burnett	15			780	Ongoing
Darling Downs	20			894	Ongoing
South West	25			900	Ongoing
Fitzroy	30			1,345	Ongoing
Central West	35			616	Ongoing
Mackay	40			1,514	Ongoing
Northern	45			1,008	Ongoing
Far North	50			859	Ongoing
North West	55			248	Ongoing
Various	Various			6,777	Ongoing

Sub-total COMMUNITY HOUSING				18,000

COMMUNITY RENEWAL
Brisbane	05			3,373	Ongoing
Moreton	10			150	Ongoing
Northern	45			50	Ongoing
Far North	50			220	Ongoing

Sub-total COMMUNITY RENEWAL				3,793

Capital Statement 2007-08	71

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
PRIVATE HOUSING
Brisbane Housing Company	05			5,000	Ongoing
Moreton	10			23,220	Ongoing
Residential Service Industry and Budget Accommodation Grant	Various			1,700	Ongoing

Sub-total PRIVATE HOUSING				29,920

Total Capital Grants				99,980

TOTAL DEPARTMENT OF HOUSING				487,317

*	Funded fully or in part under the Smart State Building Fund

72	Capital Statement 2007-08

INFRASTRUCTURE

The 2007-08 capital expenditure budget for Infrastructure, including Property Services Group, Water Infrastructure Projects and Airport Link, is $2.553 billion.

The department’s role is to guide major resource and infrastructure projects to fruition and to ensure the timely delivery of both social and economic infrastructure in a way which is not only sustainable but which also delivers benefits to all Queenslanders.

The Government has established a number of special purpose vehicles to provide rigorous governance, management and delivery of major infrastructure including the Western Corridor Recycled Water Project, Southern Regional Water Pipeline, South East Queensland (Gold Coast) Desalination Plant, other key water infrastructure projects and the Airport Link toll road.

The Property Services Group delivers the property services component of the Industry Location Scheme. Key functions of the group include the acquisition, planning and development of land for business and industry locating to or expanding in Queensland.

Program Highlights

•

Western Corridor Recycled Water Project - design, construction and operation of the largest recycled water project in the southern hemisphere will continue, including development of advanced water treatment plants and approximately 200km of pipeline as part of the Government’s solutions to secure South East Queensland’s water supply future.

•

Southern Regional Water Pipeline - design and construction of the 130 megalitres per day two-way $901 million Southern Regional Water Pipeline between Brisbane and the Gold Coast will be substantially completed, including laying approximately 96km of pipeline and construction of ancillary work.

•

South East Queensland (Gold Coast) Desalination Plant - construction of the 125 megalitres per day desalination plant at Tugun will continue. The project, which will be delivered by a company owned jointly by the State and the Gold Coast City Council, has an estimated total cost of $1.2 billion, of which $600 million is projected to be spent in 2007-08, and demonstrates the Government’s commitment to providing vital rainfall independent water infrastructure in South East Queensland and is on schedule to commence operations in November 2008.

•

Northern and Eastern Pipeline Interconnectors - once corridor assessment surveys, environmental and cultural heritage studies and geotechnical investigations to support preliminary engineering design work are complete, construction work will commence in 2007-08.

Capital Statement 2007-08	73

•

Traveston Crossing and other Water Storage Projects - a draft environmental impact statement for the first stage of Traveston Crossing Dam will be completed in 2007-08 - a critical stage in facilitating completion of the project by the end of 2011. Stage one involves the construction of a 153,000 megalitre storage delivering up to 70,000 megalitres per annum. The department will further progress work on the Wyaralong Dam, the Cedar Grove Weir and the Bromelton off-stream storage, to meet expected water demands of the South East Queensland region. The proposed Wyaralong Dam and Cedar Grove Weir will yield 21,000 megalitres per annum, and Bromelton off-stream storage will have the capacity to deliver an additional yield of 5000 megalitres per annum.

•	Airport Link - tenders for the 6.7km Airport Link toll road including sections of the Northern Busway will be evaluated in 2007-08.

Property Services Group

The group’s capital acquisition plan has a total budget of $88.8 million in 2007-08.

Development approvals are in place and construction of the following projects is planned for 2007-08:

•	$2.9 million to complete construction of the Nandroya Industrial Estate

•	$29.2 million to complete construction of Stage 1 of the Sunshine Coast Industrial Park (formerly the Caloundra Regional Business and Industry Park)

•	$1.9 million to commence construction of Stages 2 and 3 of the Woree Business and Industry Park

•	$5 million to complete construction of the Yandina Industrial Estate.

Construction of the following projects is expected to proceed in 2007-08 once development approvals are obtained:

•	$6.8 million to construct external infrastructure for the Charlton North Industrial Estate

•	$2.1 million to commence construction of Stage 4 of the Bohle Industrial Estate

•	$5 million for infrastructure charges for the Coolum Industrial Estate

•	$4.3 million to commence construction of Stage 6 of the Crestmead Industrial Estate

•	$4 million to commence construction of the South Mackay Industrial Estate.

The following land acquisitions are planned for 2007-08, subject to negotiations:

•	$2 million for the acquisition of additional land for the Amberley Aerospace Park

74	Capital Statement 2007-08

•	$5 million for the acquisition of land for the future development of industrial estates in Far North Queensland

•	$6 million for the acquisition of land for the future development of industrial estates in the Mackay region

•	$7.5 million for continued acquisitions within South East Queensland for the future development of industrial estates.

Financial assistance of $1.5 million will be provided for the development of infrastructure associated with the Port of Airlie Marina Development.

Infrastructure

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF INFRASTRUCTURE

Property, Plant and Equipment
Townsville State Development Area	45	7,500	1,200	6,300
Other capital expenditure	05			45	Ongoing

Total Property, Plant and Equipment				6,345

Capital Grants
South East Queensland Regional Recreational Trails	10	7,700		1,400	6,300

Total Capital Grants				1,400

TOTAL DEPARTMENT OF INFRASTRUCTURE				7,745

PROPERTY SERVICES GROUP

Property, Plant and Equipment
Asset replacement program	Various			156	Ongoing

Total Property, Plant and Equipment				156

Other Capital Expenditure

Land Development

Amberley Aerospace Park	05	30,550	244	1,000	29,306
Bohle Industrial Estate Stage 4	45	7,250	126	2,124	5,000
Brisbane Innovation Park	05	5,000	100	400	4,500
Clinton Industrial Park - Blain Drive	30	3,000		1,500	1,500
Charlton North Industrial Estate	20	17,840	1,061	6,779	10,000
Coolum Industrial Estate	10	30,297	659	5,000	24,638
Coomera Government Precinct	10	2,750		250	2,500

Capital Statement 2007-08	75

Infrastructure

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Crestmead Industrial Estate - Stage 6	05	4,400	79	4,321
Ebenezer Industrial Precinct	05	10,850		350	10,500
Gladstone State Development Area - service infrastructure	30	25,500		500	25,000
Nandroya Industrial Estate	10	5,000	2,063	2,937
Narangba Industrial Estate	05	5,750		250	5,500
South Mackay Industrial Estate	40	8,008	209	4,000	3,799
Sunshine Coast Industrial Park (formerly Caloundra Regional Business and Industry Park)	10	52,002	22,756	29,246
Woree Business and Industry Park Stages 2 and 3	50	6,135	190	1,945	4,000
Yandina Industrial Estate	10	6,300	1,270	5,030
Minor works	Various			500	Ongoing

Sub-total Land Development				66,132

Land Purchases
Amberley Aerospace Park	05	5,428	3,428	2,000
Far North Queensland Strategic Land (formerly Edmonton Industrial Estate)	50	5,000		5,000
Mackay Region Industrial Land	40	6,000		6,000
South East Queensland Strategic Land	05	30,000	12,470	7,530	10,000
Minor land acquisitions	Various			500	Ongoing

Sub-total Land Purchases				21,030

Total Other Capital Expenditure				87,162

Capital Grants
Port of Airlie Marina Development	40	1,480		1,480

Total Capital Grants				1,480

TOTAL PROPERTY SERVICES GROUP				88,798

WATER INFRASTRUCTURE PROJECTS
Property, Plant and Equipment
Eastern Pipeline Interconnectors	Various	40,000	2,000	15,000	23,000
Western Corridor Recycled Water Project	Various	1,700,000	420,000	1,183,000	97,000

76	Capital Statement 2007-08

Infrastructure

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Southern Regional Water Pipeline	Various	901,000	330,000	465,000	106,000
Northern Pipeline Interconnectors	Various	300,000	10,200	160,000	129,800
Wyaralong Dam and associated infrastructure	Various	595,000	18,000	65,000	512,000
Traveston Crossing Dam	Various	1,700,000	380,000	285,000	1,035,000
South East Queensland (Gold Coast)[1] Desalination Plant	10	188,400	141,786	46,614
Total Property, Plant and Equipment				2,219,614

TOTAL WATER INFRASTRUCTURE PROJECTS				2,219,614

AIRPORT LINK
Property, Plant and Equipment
Airport Link [2]	05	305,000	7,230	236,770	61,000
Total Property, Plant and Equipment				236,770

TOTAL AIRPORT LINK				236,770

TOTAL INFRASTRUCTURE				2,552,927

Notes:

1.	The total estimated cost represents the equity injection to be made by the State into a company which is jointly owned with the Gold Coast City Council. The project is estimated to cost approximately $1.2 billion.
2.	The total estimated cost included is for the initiation of the project and associated works.

Capital Statement 2007-08	77

JUSTICE AND ATTORNEY-GENERAL

The 2007-08 capital expenditure program for Justice and Attorney-General (Department of Justice and Attorney-General, Public Trust Office, Legal Aid Queensland, Crime and Misconduct Commission and the Anti-Discrimination Commission Queensland) is $125.5 million.

The Department of Justice and Attorney-General’s capital expenditure program for 2007-08 is $101.8 million. The department’s capital program focuses on designing, constructing and managing facilities and assets to ensure the services in the justice system are effective, accessible and safe.

Program Highlights

•

$40.4 million is provided for the construction of a new courthouse at Ipswich to cope with the growing population in this area. This is part of a combined facility including a watchhouse and a police station.

•

$11 million is provided in 2007-08 together with $5 million in 2008-09 to move the Supreme and District Court redevelopment project from the design competition phase to the fully detailed design and costed construction proposal stage.

•

$7.6 million is provided for the completion of the construction of a new courthouse in Strathpine (Pine Rivers Project). The new courthouse will service the growing communities in Brisbane’s northern corridor and be constructed in conjunction with a new police watchhouse.

•

$3.8 million is provided to construct a courthouse at Mareeba. The courthouse, featuring a high-tech courtroom, prisoner holding cells and facilities for victims of crime and vulnerable witnesses, will form part of a project with a new police station and watchhouse.

•	$3 million is provided for the fitting out of floor four of the new Brisbane Magistrates Court to create office and courtroom space. This floor was not fitted out at the time of construction.

•	$4.8 million is provided to further develop the Integrated Justice Information Strategy which will deliver improved information sharing and operational efficiencies across the criminal justice system.

The Public Trust Office will invest $6.1 million in capital projects in 2007-08, including just over $2 million in a new office to continue delivery of services in areas of greatest need in South East Queensland, $1.7 million on an office refurbishment program and $2.3 million on upgrading its information technology infrastructure.

78	Capital Statement 2007-08

Legal Aid Queensland will invest $2 million in capital projects in 2007-08, including $0.65 million on the head office building minor works program.

The Crime and Misconduct Commission will invest $15.1 million in capital projects in 2007-08 including $13.9 million being invested in the fitout costs associated with the Commission’s relocation in 2008.

Justice and Attorney-General

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL
Property, Plant and Equipment
Ipswich, land purchase and new courthouse	05	91,510	3,706	40,388	47,416
Brisbane Supreme and District Courts redevelopment	05	16,250	250	11,000	5,000
Pine Rivers, land purchase and new courthouse*	05	11,000	3,375	7,625
Mareeba Courthouse	50	5,308	1,500	3,808
Brisbane Magistrate Court fitout	05	4,300		3,000	1,300
Sandgate, new courthouse	05	4,700	2,863	1,837
Maryborough Courthouse	15	2,000	500	1,500
Videoconferencing to external locations	05	1,525	800	725
Southport, courthouse upgrade	10	1,300	1,000	300
Buildings, programmed renewal	Various			7,620	Ongoing
Minor capital works	Various			1,630	Ongoing
Other acquisitions of property, plant and equipment	Various			6,225	Ongoing
Total Property, Plant and Equipment				85,658

Other Capital Expenditure
Integrated Justice Information Strategy	05	22,504	9,420	4,811	8,273
Prosecutions Case Management Information System	05	2,699	395	2,304
Crown Law - CLO System	05	1,883	50	1,833
Queensland Wide Integrated Courts System (QWIC) Renewal	05	2,175	140	1,515	520
Corporate Performance Management System	05	842	14	828

Capital Statement 2007-08	79

Justice and Attorney-General

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
New Queensland Courts Case Management System	05	2,436		607	1,829
Crown Law - VISUALFILES System	05	2,040	1,065	525	450
Crown Law - eDRMS	05	523	54	469
State Reporting Bureau - state of the art evidence transcription and reporting system	05	4,239	4,048	191
Minor capital works - software	05			1,501	Ongoing
Other capital	Various			1,600	Ongoing

Total Other Capital Expenditure				16,184

TOTAL DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL				101,842

PUBLIC TRUST OFFICE
Property, Plant and Equipment
Property, plant and equipment	05			3,364	Ongoing
Establishment of additional office	05	2,150		2,150

Total Property, Plant and Equipment				5,514

Other Capital Expenditure
Computer software	05			630	Ongoing

Total Other Capital Expenditure				630

TOTAL PUBLIC TRUST OFFICE				6,144

LEGAL AID QUEENSLAND

Property, Plant and Equipment
Leasehold improvements	05			26	Ongoing
Brisbane building - minor works	05			652	Ongoing
Office equipment	05			376	Ongoing
Vehicle replacement	05			381	Ongoing

Total Property, Plant and Equipment				1,435

Other Capital Expenditure
Core Business System technical redevelopment	05			585	Ongoing
Total Other Capital Expenditure				585

TOTAL LEGAL AID QUEENSLAND				2,020

80	Capital Statement 2007-08

Justice and Attorney-General

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
CRIME AND MISCONDUCT COMMISSION
Property, Plant and Equipment
Green Square fitout costs	05	13,877		13,877
Vehicle replacements	05			505	Ongoing
Computer and other equipment	05			678	Ongoing

Total Property, Plant and Equipment				15,060

TOTAL CRIME AND MISCONDUCT COMMISSION				15,060

ANTI-DISCRIMINATION COMMISSION
Property, Plant and Equipment
Property, plant and equipment	05			46	Ongoing

Total Property, Plant and Equipment				46

Other Capital Expenditure
Case Management software system	05	386		386

Total Other Capital Expenditure				386

TOTAL ANTI-DISCRIMINATION COMMISSION				432

TOTAL JUSTICE AND ATTORNEY-GENERAL				125,498

*	Funded fully or in part under the Smart State Building Fund

Capital Statement 2007-08	81

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Capital outlays in property, plant and equipment are critical to the delivery of the Legislative Assembly and Parliamentary Service output. The 2007-08 capital program of $5.4 million is principally allocated to the upgrade of kitchen facilities within the Parliamentary Precinct, the replacement of major office equipment within Electorate Offices and the upgrade and replacement of air-conditioning plant within the Parliamentary Precinct. Funding is also directed to the ongoing Parliament House Stonework Restoration Program and a range of minor capital works projects designed to improve the functionality and performance of existing building infrastructure.

Legislative Assembly of Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
LEGISLATIVE ASSEMBLY OF QUEENSLAND

Property, Plant and Equipment
Parliament House Stonework Restoration Program	05	12,384	3,904	100	8,380
Parliamentary Catering Services - kitchen upgrade	05	3,360		3,360
Electorate Office - office equipment replacement	05	1,103		1,103
Air-conditioning - upgrade and replacement	05	450		450
Minor capital works - plant and equipment	05	422		422
Total Property, Plant and Equipment				5,435

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND				5,435

82	Capital Statement 2007-08

LOCAL GOVERNMENT, PLANNING, SPORT AND RECREATION

The Department of Local Government, Planning, Sport and Recreation capital grant and subsidy programs will provide $474.5 million in 2007-08 to assist local governments, community sport and recreation organisations, Indigenous organisations and schools to build vibrant, more sustainable communities.

The majority of capital expenditure incurred by the department relates to capital grants and subsidies to assist with the:

•	creation or upgrading of a range of essential community infrastructure such as water supply, sewerage works, roads and drainage works.

•	building or upgrading of other community facilities which enhance the opportunities for Queenslanders to participate in an active, healthy lifestyle.

Other capital expenditure by the department is associated with supporting the delivery of the State Tennis Centre, improving the quality and accessibility of facilities at a number of the State’s Active Recreation Centres, and to ensure the ongoing maintenance and provision of an appropriate level of office equipment and information technology hardware at each of the department’s 30 sites across Queensland.

Program Highlights

•

$41 million in 2007-08 for projects to mark the 150th anniversary of Queensland’s separation as a colony from New South Wales by creating lasting tributes that reflect history, people, places, and future.

•	$13.5 million to support the development of an international standard State Tennis Centre at Tennyson. The State Tennis Centre is due to be completed in December 2008.

•

$14 million per year for four years, subject to matching Australian Government funding, under the Indigenous Environmental Health and Infrastructure Program to provide essential community infrastructure in the Torres Strait region, as part of the Local Government Infrastructure other works program.

•	$5.1 million for the re-establishment of the Oakey Bore field to allow the town of Oakey to meet current demand for water, and provide relief for the Toowoomba Water Supply.

•	$6.2 million in 2007-08 to undertake capital works at a number of Active Recreation Centres to improve facilities and support the delivery of activity programs.

Capital Statement 2007-08	83

Local Government, Planning, Sport and Recreation

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF LOCAL GOVERNMENT, PLANNING, SPORT AND RECREATION

Property, Plant and Equipment
Tennyson Riverside redevelopment	05	32,762	6,937	13,450	12,375
Buildings
Townsville Sport and Recreation Precinct	45			955	Ongoing
Active Recreation Centres	Various			6,189	Ongoing
Plant and equipment	05			520	Ongoing

Total Property, Plant and Equipment				21,114

Capital Grants
Sport Infrastructure
Local sport and recreation program	Various			4,686	Ongoing
Major facilities	Various			28,950	Ongoing
Minor facilities	Various			7,500	Ongoing
Local Government Infrastructure
Queensland’s 150th Anniversary - Legacy Infrastructure project	Various	100,000	9,000	41,000	50,000
Roads and drainage	Various			25,000	Ongoing
Water and sewerage	Various			189,047	Ongoing
Other works	Various			157,205	Ongoing

Total Capital Grants				453,388

TOTAL DEPARTMENT OF LOCAL GOVERNMENT, PLANNING, SPORT AND RECREATION				474,502

84	Capital Statement 2007-08

MAIN ROADS

The $3.049 billion Main Roads 2007-08 capital expenditure program (which includes Queensland Motorways Limited and RoadTek) represents a 54% increase on the 2006-07 Budget. Main Roads strategically manages, plans, develops, operates and maintains the State-controlled road network, while recognising and taking into account the wider transport task, community and industry needs and the environment.

Capital investment in the road network results in improvements to the road system, generating significant long-term benefits to the people of Queensland in terms of:

•	strong and diversified economy through efficient and effective transport

•	safe and secure communities through safer roads

•	a fair, socially cohesive and culturally vibrant community through fair access and amenity

•	a clean, liveable and healthy environment.

Main Roads is responsible for some 33,500 km of roads and more than 6,500 bridges and major culverts. Roadworks are a long-term investment which deliver safer, more efficient and more convenient transport - for both industry and the community in general. The department is now directing greater levels of funding towards preservation and renewal of the state’s road network.

As part of the State’s Safer Roads Sooner initiative, the 2007-08 Budget allocates $47 million towards road safety capital programs, with $235 million to be allocated over the next five years across the State’s road network. This initiative aims to reduce road trauma and its social consequences by targeting low cost, high benefit road safety improvements - such as the installation of crash barriers, the provision of new rest stops and vegetation clearing, together with the installation of 1,000km of audio-tactile lines. Capital outlays for the Safer Roads Sooner initiative form part of $329.6 million outlays for Other State-controlled Roads, other construction.

Program Highlights

•

$691.2 million is provided to continue Queensland’s largest single road project to construct a second Gateway Bridge river crossing and to increase capacity on the Gateway Motorway, between Mt Gravatt-Capalaba Road and Nudgee Road, at a total estimated cost of $1.88 billion, with scheduled completion by mid 2011.

•

$179.7 million is provided towards continuation of construction of the $543 million ($423 million - State; $120 million - Australian Government) four-lane bypass on the Pacific Motorway between Tugun and Tweed Heads, with scheduled completion in mid 2008.

Capital Statement 2007-08	85

•

$163.5 million is provided towards the federally-funded Ipswich Motorway upgrade between Wacol and Darra, $121 million to continue upgrading the Ipswich/Logan Motorway interchange and $100 million towards the federally-funded $2.3 billion Goodna Bypass from Dinmore to the Logan Motorway at Gailes, announced by the Australian Government in March 2007.

•

$134.4 million is provided towards the construction of the South West Arterial (Springfield - Ripley - Yamanto extension) at a total estimated cost of $366 million to service new growth areas in Ipswich City, with scheduled completion by mid 2009.

•

$133.7 million is provided for duplication of the Sunshine Motorway between Sippy Downs and Pacific Paradise, including the second Maroochy River bridge and major interchanges at Mooloolaba and Maroochydore Road and Pacific Paradise, at a total estimated cost of $290 million.

•	$98.7 million is provided towards widening the federally-funded Bruce Highway to six lanes between Uhlmann Road and Caboolture, at a total estimated cost of $183 million.

•

$58.2 million is provided to continue construction of the $109.9 million grade-separation of the Mt Lindesay Arterial and the rail line at Acacia Ridge ($85 million - State; $25 million - Australian Government).

•	$57.2 million is provided for planning and early works for the Western Arterial (Centenary Highway) as part of the Darra to Springfield Transport Corridor.

•	$55 million is provided towards the construction of the new Houghton Highway bridge between Brighton and Redcliffe, at a total cost of $315 million.

•	$36.3 million is provided to construct 5km of the new Caloundra - Mooloolaba Road between Caloundra Road and Creekside Boulevard, at a total cost of $75 million.

•	$35 million is provided to continue construction on the $90.2 million project to duplicate the Mt Lindesay Highway from Green/Fedrick Streets to Rosia Road.

•

$18 million is provided for the provision of four lanes on the New England Highway through Highfields, north of Toowoomba, in conjunction with a program of widening, overtaking lanes and intersection improvements north to Crows Nest, at a total estimated cost of $27.3 million.

•	$12.3 million is provided towards widening and upgrading of Roma - Taroom Road to support oil and gas development and improve regional community access at a total estimated cost of $29.7 million.

86	Capital Statement 2007-08

•	$10.6 million is provided towards route lighting for traffic and pedestrian safety, signal upgrades, intersection improvements and four-laning of various short sections of Ruthven Street in Toowoomba.

•

$9.9 million is provided towards construction of the Bundaberg Ring Road to provide an alternative route from the Isis Highway to the industrial areas and the port to the east of Bundaberg City at a total estimated cost of $92 million.

•

$2.4 million is provided to continue replacing the single lane Ward River Bridge and the two-span, single-lane bridge over Woolshed Gully, on the Diamantina Developmental Road west of Charleville at a total estimated cost of $11 million.

•

$36.1 million is provided towards the Accelerated Road Rehabilitation Program to rehabilitate and widen 71 kilometres of the Dawson Highway in Central Queensland between Calliope and Banana, and replace 11 timber bridges, at a total cost of $78.9 million.

•

In Mackay, $15.2 million is provided towards the duplication of the Forgan Bridge at a total estimated cost of $70.9 million, and $15.4 million towards construction of Hospital Bridge at a total estimated cost of $33.6 million.

•	$6.5 million is provided towards the replacement of Sandy Creek Bridge on Homebush Road in Mackay at a total cost of $8 million.

•	$5.4 million is provided towards rehabilitation and widening of the Capricorn Highway (Duaringa - Emerald), west of Yamala at a total cost of $8.9 million.

•	$58.3 million is provided towards Stages 2 and 3 of the Townsville Ring Road at a total estimated cost of $119.3 million ($39.8 million State; $79.5 million - Australian Government).

•	$40.3 million is provided to improve flood immunity on the federally-funded Bruce Highway between Corduroy Creek and Banyan Creek south of Tully at a total estimated cost of $172.8 million.

•

$17.8 million is provided towards duplication of North Ward Road in Townsville, between William Street and Ingham Road and between Walker Street and Heatley Parade at a total estimated cost of $33.8 million.

•

$9.3 million is provided towards widening the existing narrow formation sections of the Kennedy Highway, south of Mt Garnet, to provide a minimum eight-metre wide sealed pavement at a total estimated cost of $14 million.

•

$9 million is provided towards widening the single-lane bitumen sections of the Burke Developmental Road between Cloncurry and Normanton, to provide a minimum seal width of eight metres, widening or removing narrow grids and improving visibility, at a total estimated cost of $28 million.

Capital Statement 2007-08	87

•

$5.6 million is provided towards widening Mulgrave Road in Cairns - between Ray Jones Drive (Woree) and the Captain Cook Highway, Sheridan Street, from four to six lanes - at a total estimated cost of $16 million.

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF MAIN ROADS
Property, Plant and Equipment
Corporate Buildings
Cloncurry, staff housing accommodation	55	800		800
Deagon, depot office accommodation	05	1,900	150	1,750
Maroochydore, traffic management centre	10	2,400	25	2,375
Coombabah, depot office accommodation	10	1,400	50	600	750
Roma, singles quarters	25	1,500	300	1,200
Other works	Various			5,275	Ongoing

Sub-total Corporate Buildings				12,000

AusLink National Road Network
Bruce Highway
Corduroy Creek - Banyan Creek, Tully, realign 2 lanes	50	172,800	13,694	40,311	118,795
Gympie urban section, duplicate 2 to 4 lanes	15	70,800	13,884	25,000	31,916
Saunders Creek - Althaus Creek, north of Townsville, construct overtaking lane	45	1,500	54	1,446
South of Gympie, construct overtaking lanes	15	4,500	1,363	3,137
Surveyors Creek - Balgal Beach turnoff, Thuringowa City, construct overtaking lane	45	2,000	98	1,902
Tokalon Road - Lannercost Street, Ingham - regrade and eliminate floodways	45	25,000	1,321	12,000	11,679

88	Capital Statement 2007-08

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Townsville Ring Road (Stages 2 and 3), Upper Ross River Road - Shaw Road, construct to new sealed 2 lane standard	45	119,255	33,990	58,324	26,941
Uhlmann Road - Caboolture, widen 4 to 6 lanes	05	183,000	34,667	98,688	49,645
Cunningham Arterial/Highway (Ipswich Motorway)
Goodna Bypass, construct 6-lane bypass	05	2,300,000		100,000	2,200,000
Logan Motorway interchange, construct interchange	05	255,000	65,068	121,043	68,889
Wacol - Darra, widen 4 to 6 lanes	05	320,000	59,492	163,508	97,000
Cunningham Highway
Eight Mile intersection, at-grade intersection improvement	20	4,927	1,058	3,869
Fisher Park - Maryvale, (Fisher Park West section), Warwick, widen and overlay	20	6,900	2,959	3,941
Flinders Highway
Jardine Valley (214.0 - 226.1km), Charters Towers - Hughenden, rehabilitate and widen	55	6,230	335	5,895
Julia Creek - Cloncurry (20.2 - 29.7 km), rehabilitate and widen	55	4,259	244	2,946	1,069
Pacific Motorway	10	543,000	334.665	179,696	28,639
Tugun - Tweed Heads, construct 4-lane bypass
Warrego Highway	25	5,531	1,153	4,378
Mitchell Township, reconstruction
Toowoomba Bypass, planning and PPP business case development	20	10,000	4,571	5,429
Other construction	Various	159,487		159,487

Sub-total AusLink National Road Network				991,000

Capital Statement 2007-08	89

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Other State-controlled Roads
Brighton - Redcliffe Road
Houghton Highway, construct bridge and approaches	05	315,000	13,290	55,000	246,710
Bundaberg Ring Road, construct to new sealed 2 lane standard	15	92,000	8,110	9,890	74,000
Burke Developmental Road
Cloncurry - Normanton, 263.0 - 269.58km, rehabilitate and widen	55	2,680	75	2,605
Cloncurry - Normanton, Sections: 2.7 - 183.0km, widen existing pavement	55	28,000	19,014	8,986
Normanton - Dimbulah, construct Gilbert River bridge and approaches	55	10,000	451	4,049	5,500
Caloundra - Mooloolaba Road, construct to new sealed 2 lane standard, Section: 0 - 5km	10	75,000	38,698	36,302
Caloundra Road Bruce Highway - Pierce Avenue, duplicate 2 to 4 lanes	10	80,000	24,318	29,000	26,682
Capricorn Highway West of Yamala, rehabilitate and widen	30	8,870	3,489	5,381
Captain Cook Highway Cairns - Mossman, Cairns Western Arterial Roundabout, construct additional lane	50	4,582	1,333	2,300	949
Dawson Highway
Accelerated Road Rehabilitation Project, rehabilitate and widen, and replace bridges, on a 71km section between Calliope and Banana	30	78,912	42,825	36,087
Diamantina Developmental Road
Ward River and Woolshed Gully, replace bridge and approaches	25	11,000	647	2,373	7,980

90	Capital Statement 2007-08

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Gold Coast Highway
Helensvale - Southport, Robert - Stevens Street, widen to 4 lanes	10	21,632	10,170	11,462
Gregory Developmental Road
Charters Towers - The Lynd, 1km south of Airport Road - 8km north of East Paddy Creek, widen existing pavement	45	6,734	1,170	5,564
Charters Towers - The Lynd, 2.7km north of One Mile Gin Creek - 300m south of Ryans Creek, widen existing pavement	45	7,493	40	2,327	5,126
Herveys Range Developmental Road
Townsville - Battery, Blackhawk Boulevard - Bohle River, duplicate 2 to 4 lanes	45	15,000	1,875	10,000	3,125
Homebush Road, Mackay
Sandy Creek, replace bridge	40	7,989	933	6,511	545
Hope Island Road
Oxenford - Santa Barbara Road, duplicate 2 to 4 lanes	10	13,900	4,000	9,900
Santa Barbara Road - Lae Drive, duplicate 2 to 4 lanes	10	99,100	9,169	17,931	72,000
Kennedy Highway
Mt Garnet - The Lynd, widen and seal various sections	50	13,959	3,168	9,291	1,500
Leichhardt Highway
Westwood - Taroom, Dawson River - Twelve Mile Creek, widen existing pavement	30	6,001	1,724	4,277
Westwood - Taroom, north of Dawson Park Road, widen existing pavement	30	6,554	141	2,048	4,365
Mackay Bypass
Hospital Bridge, construct bridge and approaches	40	33,618	5,615	15,400	12,603

Capital Statement 2007-08	91

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Mackay - Slade Point Road
Forgan Bridge, construct bridge and approaches	40	70,926	4,200	15,180	51,546
Maroochydore Road
Bruce Highway - Pike Street / Hobbs Road, duplicate 2 to 4 lanes	10	90,000	47,412	25,000	17,588
Maryborough - Hervey Bay Road
Torbanlea turnoff - McNally Street, duplicate 2 to 4 lanes	15	25,597	2,416	14,249	8,932
Millmerran - Inglewood Road
Millmerran - Inglewood (0 - 68.68km), widen and overlay	20	14,000	3,540	5,493	4,967
Moggill Sub-Arterial Road
Kilkivan Avenue - Pullenvale Road, duplicate 2 to 4 lanes	05	32,788	18,587	14,201
Mount Lindesay Arterial
Acacia Ridge railway crossing, grade separation (road/rail)	05	109,862	10,120	58,200	41,542
Mount Lindesay Highway
Brisbane - Beaudesert, Green Road/Fedrick Street - Rosia Road, duplicate 2 to 4 lanes	05	90,185	21,995	35,000	33,190
Mulgrave Road, Cairns
Ray Jones Drive - Captain Cook Highway, construct additional lanes	50	16,000	3,727	5,623	6,650
New England Highway
Ruthven Street, intersection improvements and widening to 4 lanes of various short sections	20	27,095	6,189	10,586	10,320
Yarraman - Toowoomba, various widening, sealing and duplication works from Highfields to Crows Nest	20	27,256	4,306	17,951	4,999
North Ward Road, Townsville
Gregory Street - Heatley Parade and William Street - Ingham Road, duplicate 2 to 4 lanes	45	33,800	8,468	17,802	7,530

92	Capital Statement 2007-08

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Peninsula Developmental Road
Coen - Weipa, construct to sealed standard on various sections	50	10,463	1,766	8,697
Rockleigh - North Mackay Road
Sams Road - Barnes Creek Road, widen to 4 lanes	40	14,171	981	6,270	6,920
Roma - Taroom Road
Sections: 0 - 64.9km, widen, pave and seal	25	12,163	1,567	5,748	4,848
Sections: 64.9 - 149.4km, widen, pave and seal	20	17,500	3,500	6,598	7,402
Smith Street Connection Road
Pacific Motorway - High Street (in sections), widen to 6 lanes	10	68,000	770	9,000	58,230
South West Arterial Road
Springfield - Yamanto, construct to new sealed 2 lane standard	05	366,000	132,865	134,435	98,700
Sunshine Motorway
Maroochydore Road - Pacific Paradise, duplicate 2 to 4 lanes	10	119,000	28,363	60,000	30,637
Mooloolaba Road/ Maroochydore Road, interchange improvements	10	35,000	26,468	2,000	6,532
Pacific Paradise interchange and access to David Low Way	10	70,000	14,022	30,000	25,978
Sippy Downs - Kawana Arterial (Military Road)	10	66,000	24,319	41,681
Western Arterial (Centenary Highway)
Springfield - Ipswich Motorway, planning and early works	05	77,498	20,266	57,232
Other construction	Various			329,562	Ongoing

Sub-total Other State-controlled Roads				1,197,192

Plant and equipment	Various			4,000	Ongoing

Total Property, Plant and Equipment				2,204,192

Capital Statement 2007-08	93

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Other Capital Expenditure
Information technology	Various			6,500	Ongoing

Total Other Capital Expenditure				6,500

Capital Grants
Transport Infrastructure Development Scheme - Capital Grants
Armstrong Beach Road, East of Sarina, widen and reconstruct	40	205		205
Aspley State High School, construct indented bus bay	05	165		165
Bayswater Road, Dalrymple Road - Duckworth Street, Townsville, upgrade	45	710	450	260
Blackall - Emmet Road, 0 - 8.0km, pave and seal	35	1,650		1,215	435
Bloomfield Road, Cook Shire Granite Creek Section, new bridge crossing	50	2,445	1,083	1,362
Boreen Point - Tin Can Bay Road, East of Gympie, construct to 2 lane sealed standard	15	174		174
Boundary Road, Kelliher Road - Garden Road, Brisbane City, construction of 2 lane underpass	05	32,804	20,346	12,458
Bruce Highway overpass (near Gayndah Road), Maryborough, construction of bikeway/footpath	15	450	351	99
Bundaberg Port Access Road, Burnett Heads, construct new road	15	1,000	75	925
Bundamba State School, construct bus set-down and improve parking	05	188		188
Chrystal Street open level crossing, Roma Town, construct to 2 lane sealed standard	25	150		150
Clermont - Rubyvale Road, Peaks Down Shire, Sections: 63.35 - 69.85km, pave and seal	30	207		207

94	Capital Statement 2007-08

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08
Cullendore Road, Warwick Shire, Murrays Bridge, rehabilitate and widen	20	200		200
Herries Street, Toowoomba Clifford Street - Hume Street, West Creek, replace Bridge	05	257	34	223
Highams Bridge, Mirani, reconstruct	40	970	16	954
Iffley - Taldora Road, Mount Isa City, seal gravelled sections	55	1,120		475	645
Kern Brothers Drive (Stage 2), Thuringowa City, upgrade	45	2,900	721	372	1,807
Kubin - St Pauls Access Road, 13.60 - 14.50km, Form, pave and seal	50	1,600	1,291	309
Lockhart River Access Road, upgrade drainage, form and gravel	50	1,450	900	550
Main Street, Hervey Bay City, Sections: 1.28 - 2.50 km, realignment	15	372		250	122
Mt Fox Road (Stage 2), Hinchinbrook Shire, bitumen seal	45	1,265	120	240	905
Mt Stuart - Bedford Weir Road, Broadsound Shire, 6.1 - 13.1km, pave and seal	40	219		219
Munbilla Road, Boonah Shire, 3.72 - 5.88km, widen and overlay	10	250		250
Multi-modal facility access road, Livingstone Shire, construct access road	30	1,750		1,750
Ormeau State School, Gold Coast City, Mirambeena Drive, car parking	05	280		140	140
Pacific Motorway, Logan Road - Logan River, construction of sections of bikeway	05	8,000	2,294	2,733	2,973

Capital Statement 2007-08	95

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Parkhurst State School, Rockhampton City, construct bus and car set-down area	30	280	60	220
Petrie Creek Road, Dusty Rhodes Bridge, Maroochy Shire, construct new bridge and approaches	10	478		478
Pimpama State School, Gold Coast City, Hotham Creek Road, bus set-down and parking improvements	10	100		100
Pormpuraaw Access Road, Various sections: 110.0 - 205km, road and drainage upgrading works	50	1,605		355	1,250
Pumicestone Road, Caboolture Shire, construct to 2 lane sealed standard	10	800		400	400
Razorback Road, Montville, construct to 2 lane sealed standard	10	451	151	300
Red Hill Road, Belyando Shire, 14.5 - 16.5km, pave and seal	40	223		223
Riversleigh Road, Mount Isa City, improve access	55	770		430	340
Sayers Road, Ayr, bitumen seal	45	210	10	200
Teviot Road, Beaudesert Shire, Hives Road - Olsen Road, reconstruction	10	316		316
Townsville Community Learning Centre, car parking	45	80		80
Woodlands Road, Laidley Shire, 7.3 - 9.2km, rehabilitate and widen	10	220		220
Yaraka - Emmet Road, Isisford Shire, pave and seal	35	1,175		1,175
Yaraka - Retreat Road, Barcoo Shire, pave and seal	35	2,860		2,860
Yeppoon and Emu Park townships, Livingstone Shire, bikeways	30	1,000		1,000

96	Capital Statement 2007-08

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Yuleba - Taroom Road, Bendemere Shire, 28.70 - 33.70km, construct to single lane sealed standard	25	246		246
Other capital grants	Various			23,308	Ongoing

Sub-total Transport Infrastructure Development Scheme - Capital Grants				58,236

Federal Black Spot	Various			8,923	Ongoing

Total Capital Grants				67,159

TOTAL DEPARTMENT OF MAIN ROADS				2,277,851

ROADTEK
Property, Plant and Equipment
Hire plant	Various			35,049	Ongoing

Total Property, Plant and Equipment				35,049

Other Capital Expenditure
Information technology	Various			85	Ongoing

Total Other Capital Expenditure				85

TOTAL ROADTEK				35,134

QUEENSLAND MOTORWAYS LIMITED
Property, Plant and Equipment
Gateway Motorway, Gateway Upgrade Project	05	1,883,000	619,774	691,166	572,060
Logan Motorway, Paradise Road interchange	05	36,000	34,500	1,500
Other	05			12,799	Ongoing
Rehabilitation projects	05			9,050	Ongoing
Sundry roadworks	05			16,700	Ongoing
Toll equipment	05			5,115	Ongoing

Total Property, Plant and Equipment				736,330

TOTAL QUEENSLAND MOTORWAYS LIMITED				736,330

TOTAL MAIN ROADS				3,049,315

Capital Statement 2007-08	97

MINES AND ENERGY

The department’s 2007-08 capital acquisition program of $6.4 million comprises expenditure to support the continuing development of the State’s mining and energy industries including $3 million for construction of the lime dosing water treatment plant for the rehabilitation of the abandoned mine site at Mount Morgan.

CS Energy Limited

A $164.6 million capital expenditure program is planned for 2007-08. This reflects the continued commitment to the ongoing reliability and efficiency of the plant and electricity supply and includes:

•	$118.3 million for the completion of the construction of Kogan Creek power station

•	$26 million for improvements to the Callide power station including overhauls

•	$12.2 million for improvements to the Mica Creek power station

•	$8.1 million in the Greater Brisbane region primarily for improvements to the Swanbank power station including overhauls.

ENERGEX Limited

The regulated electricity capital expenditure program for 2007-08 is $914.3 million. This includes $494.3 million on the sub transmission system, and $340 million augmenting the distribution network. The capital program will match the high growth in electricity usage being driven by a strong Queensland economy and increased use of lifestyle enhancing appliances, such as air conditioners.

The capital works program for 2007-08 will contribute to the improved level of reliability of electricity distribution. Key sub transmission projects include:

•

$17.6 million to establish a substation at Myrtletown to ensure a reliable electricity supply to the water recycling plant, Brisbane Airport and significant commercial infrastructure in the area, scheduled for commissioning in December 2008

•	$10.6 million to install two new underground cables between Crestmead and Browns Plains substation, scheduled for commissioning in March 2008

•	$8.1 million to install two underground cables between Brendale and Albany Creek substations, scheduled to be commissioned in December 2007

•	$22.5 million to install two underground cables between Burleigh Heads and Currumbin substations. The work is part of an accelerated program to upgrade supply to the Gold Coast desalination plant

98	Capital Statement 2007-08

•	$7.9 million to establish a new bulk supply substation at Mudgeeraba, scheduled for commissioning in November 2008.

Stanwell Corporation Limited

Stanwell Corporation Limited’s expected capital expenditure program for 2007-08 is $69.5 million. This relates to improving the efficiency of existing generation assets at Stanwell, Barron and Kareeya and investment towards new generation. Projects include:

•	major overhauls and efficiency upgrades at Stanwell Power Station

•	ongoing capital works at the Kareeya and Barron Gorge Hydro Power Stations

•	investment in the upgrade of information system and infrastructure.

Tarong Energy Corporation Limited

Tarong Energy’s capital expenditure program (in Queensland) for 2007-08 of $209.3 million relates to securing a long term fuel supply for Tarong Power Station and Tarong North, and maintaining operations at the Tarong Power Station, Tarong North and Wivenhoe Power Stations. Projects include:

•	$13.9 million for overhaul expenditure, including one minor overhaul at Tarong Power Station and a major overhaul at both the Tarong North and Wivenhoe Power Stations

•	$10.7 million in relation to the long term ash disposal method project at the Tarong Power Station

•	$9 million for the installation of low NOx burners at the Tarong Power Station to reduce NOx emissions

•	$8.1 million in relation to the control systems replacement project at the Tarong Power Station.

Powerlink Queensland

Powerlink Queensland is the high voltage electricity transmission entity for Queensland. Powerlink Queensland’s capital expenditure for 2007-08 is $577.4 million and includes:

•	$55.8 million to complete a 275kV transmission line between Broadsound and Nebo. This is the first stage of a three-stage solution to reinforce electricity supply to North Queensland

•

$40.1 million for completion of a new 275kV double circuit transmission line between Middle Ridge Substation and Greenbank Substation to help reinforce electricity supply to the major load centres in South East Queensland

Capital Statement 2007-08	99

•	$41.4 million to complete replacement of the existing Kareeya to Innisfail transmission line with a new line between Tully and Innisfail

•

$9.4 million to complete a second 132kV transmission line between Lilyvale and Blackwater. The new line will help meet increasing electricity demand due to the significant expansion of coal mining in the region

•

$63.6 million to construct a 275kV transmission line between Nebo and Strathmore Substations, to be completed summer 2008-09, the second stage of a three-stage solution to reinforce electricity supply to North Queensland.

Ergon Energy Corporation Limited

Ergon Energy is undertaking large capital expansion, reinforcement, and maintenance and modernisation programs within a long term strategic plan which targets significant service quality, reliability, availability and capacity improvements. A particular focus will be given to delivery of priority projects and improving the cycle times for customer initiated capital works. During 2007-08, Ergon Energy has a budgeted capital expenditure of $823.6 million, including:

•	$27.5 million for the reinforcement of supply to Cairns North

•	$20.7 million to reinforce the 132kV supply to Maryborough and Hervey Bay

•	$14.5 million for customer initiated works at Dalrymple Bay/Hay Point coal terminals

•	$16.2 million for the reinforcement of supply to Agnes Waters

•	$17.9 million for reinforcement of supply to North Mackay

•	$13.9 million for the reinforcement of supply to Dalby Transmission Substation

•	$11.9 million for the reinforcement of supply to Warwick 110 kV line works

•	$9.7 million for the reinforcement of supply to Bundaberg

•	$10.2 million for the reinforcement of supply to North Rockhampton

•	$8.6 million for customer initiated work for Monto Minerals

•	$19.6 million for the reinforcement of supply to Townsville.

100	Capital Statement 2007-08

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF MINES AND ENERGY

Property, Plant and Equipment
Non commercial water assets	Various	259		259
Stage 2 Lime Dosing Plant	30	3,000		3,000
Building and Accommodation upgrades
Explosives Reserves upgrade	20	2,934	2,648	286
Minor works	Various			1,387	Ongoing
Plant and equipment - general	Various			992	Ongoing

Total Property, Plant and Equipment				5,924

Other Capital Expenditure
Systems developments	05			455	Ongoing

Total Other Capital Expenditure				455

TOTAL DEPARTMENT OF MINES AND ENERGY				6,379

CS ENERGY LIMITED

Property, Plant and Equipment
Callide Power Station	30			26,025	Ongoing
Swanbank Power Station	05			7,585	Ongoing
Mica Creek Power Station	55			12,172	Ongoing
Kogan Creek Power Project	20	1,162,192	1,043,859	118,333
Business development/other	05			501	Ongoing

Total Property, Plant and Equipment				164,616

TOTAL CS ENERGY LIMITED				164,616

ENERGEX LIMITED

Property, Plant and Equipment
Distribution augmentation
Brisbane	05			152,678	Ongoing
Moreton	10			178,520	Ongoing
Wide Bay Burnett	15			8,841	Ongoing

Sub-total Distribution augmentation				340,039

Capital Statement 2007-08	101

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Sub transmission program
Underground cables between Burleigh Heads and Currumbin substations	10	25,891	3,059	22,509	323
Upgrade Gaven substation	10	16,878	431	14,082	2,365
New bulk supply substation at Mudgeeraba	10	9,201	405	7,905	891
New substation at Perigean	10	4,994	2,261	2,732	1
Replace underground cables between Annerley and Tennyson	05	9,886	469	8,199	1,218
Underground cables between Crestmead and Browns Plains substations	05	11,481	854	10,561	66
New underground cables between Brendale and Albany Creek substations	05	8,755	655	8,100
New bulk supply substation at Myrtletown	05	19,466	928	17,634	904
Other sub transmission works	Various			402,534	Ongoing

Sub-total Sub transmission program				494,256

Non system
Fleet	05			31,816	Ongoing
Other	05			48,211	Ongoing

Sub-total Non system				80,027

Total Property, Plant and Equipment				914,322

TOTAL ENERGEX LIMITED				914,322

STANWELL CORPORATION LIMITED

Property, Plant and Equipment
Windy Hill minor works	50	82		5	77
Wivenhoe Hydro minor works	20	35		35
Koombooloomba minor works	50	115		115
Mackay Gas Turbine minor works	40	90		90
Corporate	Various			15,962	Ongoing
Kareeya
Capital works and modifications	50	8,192	242	7,950
Minor works	50			566	Ongoing

102	Capital Statement 2007-08

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Barron Gorge
Capital works and modifications	50	6,772	25	1,115	5,632
Minor works	50			593	Ongoing
Stanwell Power Station
Capital works and modifications	30			35,739	Ongoing
Stanwell Power Station minor works	30			7,363	Ongoing

Total Property, Plant and Equipment				69,533

TOTAL STANWELL CORPORATION LIMITED				69,533

TARONG ENERGY CORPORATION LIMITED

Property, Plant and Equipment
Tarong Power Station
Above ground ash emplacement on adjacent TPS land	15	17,688	4,155	10,746	2,787
Operations project initiatives	15			2,520	Ongoing
Overhaul - Tarong Power Station	15			4,739	Ongoing
Control System refit	15	48,982	703	8,143	40,136
Low Nox Burners	15	34,333	1,194	9,043	24,096
Optimise dense phase ash production and storage	15	3,984	1,216	2,768
TPS modification for fuel resource	15	55,587	3,119	1,990	50,478
Coal Plant operational improvements	15	2,298	111	1,907	280
Tarong Field Device upgrade	15	4,509	1,560	1,362	1,587
Replace Unit 2 generator	15	22,171	18,235	3,936
Spare generator rotor refurbishment	15	2,301	11	2,290
Minor capital works	15			3,473	Ongoing
Other capital works	15	37,704	4,739	7,288	25,677

Sub-total Tarong Power Station				60,205

Wivenhoe Power Station
New Wivenhoe generator transformer	20	10,096	3,689	4,802	1,605
Overhaul - Wivenhoe Power Station	20			2,739	Ongoing

Capital Statement 2007-08	103

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Wivenhoe Main Transformer environment risk mitigation	20	912	1	595	316
Minor capital works - Wivenhoe Power Station	20			752	Ongoing

Sub-total Wivenhoe Power Station				8,888

Tarong North Power Station
Tarong North overhaul	15			6,420	Ongoing
Minor capital works - Tarong North	15			1,816	Ongoing

Sub-total Tarong North Power Station				8,236

Fuel Strategy - Coal Supply	15	825,617	234,378	125,771	465,468
Corporate projects and minor works	Various			6,164	Ongoing

Total Property, Plant and Equipment				209,264

TOTAL TARONG ENERGY CORPORATION LIMITED				209,264

POWERLINK QUEENSLAND

Property, Plant and Equipment
Greenbank Static VAR compensator	05	35,300	200	10,000	25,100
SVC 132kV Rail Secondary System refurbishment	Various	35,000	19,237	13,700	2,063
Ross - Townsville South 132kV reinforcement	45	19,000	9,600	9,400
Bohle River to Townsville GT 132kV line	45	23,400	16,900	6,500
Nebo to Strathmore	40	145,400	3,547	63,600	78,253
Nebo to Pioneer Valley	40	51,400	37,100	14,300
Tully - Innisfail 132kV transmission line	50	68,000	26,600	41,400
South Pine 110kV Substation refurbishment - Stage 1	05	53,000	3,062	7,400	42,538
Ross to Yabulu South	45	46,500	2,064	31,200	13,236
Middle Ridge - Greenbank	Various	131,000	90,900	40,100
Townsville East Substation establishment	45	26,800	13,100	13,700
West Darra Switchyard rebuild	05	27,299	10,682	10,400	6,217
Innisfail - Edmonton Line replacement	50	83,200	24	20,000	63,176

104	Capital Statement 2007-08

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Belmont 110kV Substation refurbishment	05	46,500	1,363	9,200	35,937
Broadsound to Nebo	40	100,300	44,500	55,800
Teebar Creek Substation establishment	15	41,300	26,700	14,600
Lilyvale - Blackwater 132kV transmission line	Various	33,300	23,900	9,400
Bouldercombe to Pandoin	30	44,100	22	7,000	37,078
Abermain 275kV Substation establishment	05	23,300	7,522	13,300	2,478
Tarong 275kV Substation refurbishment	15	24,900	15,800	9,100
Strathmore 275kV SVC	40	50,500	23,100	27,400
Woolooga SVC	15	38,500		10,000	28,500
Other projects	Various	139,900		139,900

Total Property, Plant and Equipment				577,400

TOTAL POWERLINK QUEENSLAND				577,400

ENERTRADE
Property, Plant and Equipment
Minor works[1]	05	1,242		1,242

Total Property, Plant and Equipment				1,242

Other Capital Expenditure
Minor works - software[1]	05	462		462

Total Other Capital Expenditure				462

TOTAL ENERTRADE				1,704

ERGON ENERGY CORPORATION LIMITED

Property, Plant and Equipment
System Related
Corporation Initiated Works
Reinforcement of supply
Cairns North	50	32,800	5,298	27,502
Townsville	45	35,930	560	19,561	15,809
North Mackay	Various	40,600	417	17,925	22,258

Capital Statement 2007-08	105

Mines and Energy
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Agnes Water	30	48,000	20,890	16,208	10,902
North Rockhampton	30	18,500	2,078	10,150	6,272
Yeppoon	30	15,500	214	4,136	11,150
Maryborough/Hervey Bay	15	45,000	18,599	20,701	5,700
Bundaberg	15	21,500	298	9,681	11,521
Toowoomba	20	37,000	10,496	8,064	18,440
Dalby	20	32,400	1,058	13,942	17,400
Warwick	20	27,600	44	11,924	15,632
Other Corporation initiated works	Various			242,009	Ongoing

Sub-total Corporation Initiated Works				401,803

Customer initiated works
Major Customer
QGC	Various	14,000	113	4,652	9,235
Monto Minerals	15	8,650	50	8,600
Dalrymple Bay/Hay Point	40	28,500	211	14,500	13,789
Other customer initiated works	Various			191,948	Ongoing
Isolated Systems
Powerstations development	50	25,100	13,350	10,105	1,645
Other isolated systems	Various			14,896	Ongoing

Sub-total Isolated Systems				25,001

Sub-total System Related				646,504

Other Regulated Asset Additions Sundry other regulated	Various			176,344	Ongoing

Sub-total Other Regulated Asset Additions				176,344

Non-Regulated Asset Additions Sundry non-regulated asset additions	Various			783	Ongoing

Sub-total Non-Regulated Asset Additions				783

Total Property, Plant and Equipment				823,631

TOTAL ERGON ENERGY CORPORATION LIMITED				823,631

TOTAL MINES AND ENERGY				2,766,849

Note:

1.	Enertrade will cease operating by 30 September 2007. Details of the allocation of Enertrade’s assets and capital expenditure to other Government-owned corporations are yet to be determined.

106	Capital Statement 2007-08

NATURAL RESOURCES AND WATER

Capital acquisitions for the Natural Resources and Water portfolio (including the department, SunWater and various water boards) in 2007-08 is $83.4 million. A further $30.3 million is budgeted for departmental capital grant payments in relation to dam upgrades. The department’s 2007-08 capital acquisition program of $24.1 million principally comprises expenditure to support the planning and management of the State’s land, water and native vegetation resources.

Program Highlights

•

Water security, particularly in South East Queensland, is a critical issue. The acquisitions of land for future water infrastructure projects will continue with $4.9 million set aside in 2007-08 for strategic land purchases.

•	The program of dam upgrades will continue in 2007-08 with $15.1 million provided for the upgrade of the Ross River Dam and $15.2 million for other dam spillway upgrades.

•

Capital funding of $3.5 million is provided in 2007-08 for extensive modifications to the Land Tenure Ledger to facilitate the introduction of an enhanced rental system which will establish more targeted and equitable arrangements for dealing with large movements in land values and drought hardship relief.

•

For Queensland, the possible impacts of climate change are significant and could potentially have serious consequences for the State’s economy, communities and environment. In 2007-08 the Queensland Climate Change Centre of Excellence will be established to bring a strategic whole-of-Government focus to climate change. Included in the funding to establish the Centre is $ 1.5 million for the acquisition of scientific computer equipment.

The Gladstone Area Water Board’s capital budget is $27.2 million for 2007-08. Major projects include preliminary works for a new pipeline from the Fitzroy River to the Gladstone region ($19.6 million), upgrade of Yarwun Water Treatment Plant ($1.8 million), and upgrade of pipelines ($1.1 million).

In 2007-08 the Mount Isa Water Board’s capital budget is $17.2 million. Major projects include the Mount Isa Terminal Reservoir Pump Station upgrade ($12.7 million) and Lake Moondarra pipeline upgrade ($1.7 million).

SunWater’s capital budget of $14.6 million for 2007-08 is primarily focused on refurbishment and enhancement of existing assets. Projects include spillway upgrades to the Bjelke-Petersen Dam (Barker Barambah Scheme) and the Borumba Dam (Mary Valley Scheme) costing $2.6 million and $2.2 million respectively.

Capital Statement 2007-08	107

Natural Resources and Water
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF NATURAL RESOURCES AND WATER

Property, Plant and Equipment
Land Acquisitions
New dams on Logan and Mary Rivers	Various			4,900	Ongoing
Land development and GLMS	05			2,100	Ongoing
Building and accommodation upgrades	Various			3,091	Ongoing
Non-commercial water assets	Various			925	Ongoing
Plant and Equipment
Climate Change Centre of Excellence - capacity building	05	1,500		1,500
Water Reform - continuity of supply	05			1,000	Ongoing
Other plant and equipment	Various			2,028	Ongoing

Total Property, Plant and Equipment				15,544

Other Capital Expenditure
Land Tenure Ledger replacement project	05	3,800		3,500	300
Integrated Urban Water Management Policy and Regulatory Framework	05			500	Ongoing
Other systems development	05			4,545	Ongoing

Total Other Capital Expenditure				8,545

Capital Grants
Ross River Dam modernisation	45	80,204	65,112	15,092
Dam spillway upgrades	Various	84,252	33,040	15,172	36,040

Total Capital Grants				30,264

TOTAL DEPARTMENT OF NATURAL RESOURCES AND WATER				54,353

GLADSTONE AREA WATER BOARD

Property, Plant and Equipment
Fitzroy Pipeline project	30	350,000		19,600	330,400
Yarwun Water Treatment Plant upgrade	30	1,750		1,750
Awoonga Dam projects	30	502		502
Awoonga Dam Power Supply upgrade	30	575		575

108	Capital Statement 2007-08

Natural Resources and Water
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Gladstone Water Treatment Plant upgrade	30	771		771
Above ground asset replacement	30			100	Ongoing
Control Systems upgrade	30			340	Ongoing
Telemetry System upgrade	30	470		470
Pipelines upgrade	30	1,110		1,110
Toolooa to Boyne Island Pipelines - relocation	30	4,600		250	4,350
Other minor works	30			1,761	Ongoing

Total Property, Plant and Equipment				27,229

TOTAL GLADSTONE AREA WATER				27,229

MOUNT ISA WATER BOARD

Property, Plant and Equipment
Mount Isa Terminal Reservoir Pump Station upgrade	55	16,700	4,003	12,697
Recreation Reserve R48 facilities upgrade	55			300	Ongoing
Control system upgrade	55			250	Ongoing
Lake Julius power distribution lines upgrade	55			225	Ongoing
Lake Moondarra Pipeline (Stages 1, 1A & 2)	55	2,685	940	1,745
Bottled water plant	55	474	24	450
Pipeline land easements	55	554	434	120
Minor acquisitions	55			150	Ongoing
Other minor works	55	2,229	965	1,264

Total Property, Plant and Equipment				17,201

TOTAL MOUNT ISA WATER BOARD				17,201

SUNWATER

Property, Plant and Equipment
Refurbishment and Enhancement (water supply schemes)
Pioneer River	40			580	Ongoing
Eton	40			263	Ongoing

Capital Statement 2007-08	109

Natural Resources and Water
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Awoonga Callide	30			522	Ongoing
Bowen Broken	40			353	Ongoing
Barker Barambah	15			2,575	Ongoing
Bundaberg	15			903	Ongoing
Burdekin Haughton	Various			578	Ongoing
Mareeba Dimbulah	50			798	Ongoing
Mary Valley	15			2,223	Ongoing
Nogoa Mackenzie	30			400	Ongoing
Other schemes < $250K	Various			1,225	Ongoing

Sub-total Refurbishment and Enhancement (water supply schemes)				10,420

Minor Works
Hardware and software development	05			2,097	Ongoing
Non-scheme < $250K	Various			1,043	Ongoing
Software development (water mgt)	05			1,010	Ongoing

Sub-total Minor Works				4,150

Total Property, Plant and Equipment				14,570

TOTAL SUNWATER				14,570

BURNETT WATER

Property, Plant and Equipment
Refurbishment and enhancement	15			350	Ongoing

Total Property, Plant and Equipment				350

TOTAL BURNETT WATER				350

TOTAL NATURAL RESOURCES AND WATER				113,703

110	Capital Statement 2007-08

OFFICE OF THE GOVERNOR

During 2007-08 the Office of the Governor will expend $0.035 million towards capital replacements including vehicles and office equipment.

Ongoing replacement of capital items enables the Governor to undertake the full range of duties expected of the Head of State, including those that promote and support whole-of-Government priorities.

Office of the Governor

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
OFFICE OF THE GOVERNOR

Property, Plant and Equipment
Asset replacement	05			35	Ongoing

Total Property, Plant and Equipment				35

TOTAL OFFICE OF THE GOVERNOR				35

Capital Statement 2007-08	111

OFFICE OF THE OMBUDSMAN

Capital funding of $0.08 million is provided in 2007-08 for the provision of office and information technology tools to enable investigative staff to review complaints.

Office of the Ombudsman

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
OFFICE OF THE OMBUDSMAN

Property, Plant and Equipment
Computer equipment	05			60	Ongoing
Office equipment	05			20	Ongoing

Total Property, Plant and Equipment				80

TOTAL OFFICE OF THE OMBUDSMAN				80

112	Capital Statement 2007-08

OFFICE OF THE PUBLIC SERVICE COMMISSIONER

In 2007-08 the Office will focus on the challenges, opportunities and future directions of the Queensland Public Service. A key focus will be on developing a culture and regulatory environment which increases the attractiveness of the Queensland Public Service as an employer.

The Office will continue to work in partnership with agencies to deliver strategies and activities that support individual, organisational and whole-of-Government capability.

Accordingly, the Office’s capital acquisition plan, amounting to $0.014 million in 2007-08, focuses on the replacement of computer and office equipment required to efficiently provide these results.

Office of the Public Service Commissioner

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
OFFICE OF THE PUBLIC SERVICE COMMISSIONER

Property, Plant and Equipment
Asset replacement program	05			14	Ongoing

Total Property, Plant and Equipment				14

TOTAL OFFICE OF THE PUBLIC SERVICE COMMISSIONER				14

Capital Statement 2007-08	113

POLICE

The delivery of effective policing services to the community of Queensland requires the establishment and maintenance of appropriate infrastructure. The Queensland Police Service capital program encompasses a strategic approach that focuses on designing, constructing and maintaining facilities, information technology and other equipment needs. An allocation of $258 million in 2007-08 will enable the Service to progress the following key projects.

Program Highlights

•	$102.3 million is provided to construct new and replacement facilities and to plan for future facilities identified in the Queensland Police Service Ten-Year Capital Investment Strategic Plan.

•

$69.2 million is provided for information management and relates to projects identified in the Information Strategic Plan 2001-10, including the Public Safety Network (PSN) and Queensland Police Records and Information Management Exchange (QPR1ME).

•	$6.6 million is provided for vessel purchases, upgrades, and outfitting. The ongoing water vessels program provides the facilities to meet enhanced service delivery requirements.

•	$79.9 million is provided to support the purchase of other plant and equipment including motor vehicles, communications, and resource support for growth in police numbers.

Police

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND POLICE SERVICE

Property, Plant and Equipment
Major Capital*
Ayr - replacement police station and watchhouse	45	7,787	817	6,885	85
Beenleigh - police station refurbishment	10	2,600	100	2,300	200
Bribie Island - police station upgrade	10	2,000	150	1,700	150
Brisbane West - replacement district headquarters	05	1,300	1,000	300

114	Capital Statement 2007-08

Police

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Caboolture - district headquarters	05	9,500	350	2,500	6,650
Caboolture - police station and watchhouse extensions	05	1,917	717	1,200
Camp Hill - replacement police station	05	2,500		2,500
Carseldine - new police station	05	8,400	50	2,150	6,200
Charleville - replacement district headquarters and watchhouse	25	5,000	150	1,500	3,350
Cloncurry - replacement police station	55	4,972	1,122	3,850
Coomera - district office	10	10,700	50	3,650	7,000
Crestmead/Marsden - new police station	05	4,600		100	4,500
Fortitude Valley - replacement police station	05	16,886	1,589	12,887	2,410
Holland Park - replacement police station	05	6,900	500	1,600	4,800
Ipswich - replacement police station	05	18,970	2,096	6,700	10,174
Kawana - replacement Water Police facility	10	3,000		500	2,500
Kirwan - police station upgrade	45	1,818	1,708	110
Longreach - police station refurbishment	35	1,163	50	1,113
Macleay Island - new police station	05	750	350	400
Mango Hill (Northlakes) - new police station	05	5,500	500	800	4,200
Mareeba - replacement police station and watchhouse	50	10,237	507	700	9,030
Mudgeeraba - police station upgrade	10	1,500	150	750	600
Murgon - replacement police station/watchhouse	15	3,500		400	3,100
Port Douglas - replacement police station	50	3,000	150	1,000	1,850
Reedy Creek - new police station	10	4,000		100	3,900
Sippy Downs - new police station	10	5,502	502	600	4,400
Smithfield - police station upgrade	50	1,500	100	700	700
Springfield - new police station	05	5,400		1,000	4,400
Strathpine - new watchhouse	05	6,698	4,098	1,300	1,300
Stuart - replacement police station	45	5,363	763	2,400	2,200

Capital Statement 2007-08	115

Police

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Surfers Paradise - new police station	10	4,000	500	2,200	1,300
The Gap - replacement police station	05	1,000		100	900
Townsville - police station upgrade	45	3,070	1,595	1,475
Upper Mt Gravatt - refurbishment	05	3,033	183	2,850
Whitsunday - replacement police station and watchhouse	40	11,529	829	10,500	200
Yeppoon - replacement police station	30	7,042	542	4,100	2,400
Other major capital	Various			300	Ongoing

Sub-total Major Capital*				83,220

Sub-Programs
Upgrade of establishment	Various			3,400	Ongoing
Land acquisition program	Various			1,100	Ongoing
Police Beats	Various			1,428	Ongoing
Small Station Program
Mt Morgan - police station upgrade	30	1,287	187	1,100
Woodford - replacement police station	05	1,000	800	200
Wujal Wujal - new police station and watchhouse	50	2,752	1,452	1,300
Watchhouse upgrade program	Various			500	Ongoing

Sub-total Sub-Programs				9,028

Housing Program
Cloncurry - new residence	55	800	350	450
Cooktown - new twin dwelling unit	50	646	640	6
Horn Island - pilot house	50	500		250	250
Longreach - replacement duplex 1 and 2	35	1,200	700	500
Policing Indigenous Communities	Various	2,800		2,800
State Housing Program	Various			2,950	Ongoing

Sub-total Housing Program				6,956

Information Management Strategic Plan	Various			49,769	Ongoing
Vessels	Various			6,596	Ongoing
Other plant and equipment (includes motor vehicles)	Various			79,932	Ongoing

116	Capital Statement 2007-08

Police

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Minor works	Various			3,100	Ongoing

Total Property, Plant and Equipment				238,601

Other Capital Expenditure
Information Management Strategic Plan	Various			19,420	Ongoing

Total Other Capital Expenditure				19,420

TOTAL QUEENSLAND POLICE SERVICE				258,021

Capital Statement 2007-08	117

PREMIER AND CABINET

Capital expenditure for the Department of the Premier and Cabinet including all associated entities is $94.2 million.

Department of the Premier and Cabinet

The department’s capital budget in 2007-08 of $2.7 million provides $1.8 million for the replacement of office and information systems required for the efficient delivery of the department’s outputs, $0.12 million for the completion of the Cabinet Information System which will enhance and improve Cabinet processes, and capital grants of $0.8 million to the Great Barrier Reef Marine Park Authority to maintain, replace and enhance infrastructure and marine transport on the Great Barrier Reef.

Commission for Children and Young People and Child Guardian

The 2007-08 capital program of $0.15 million for the Commission for Children and Young People and Child Guardian will see the continuation of the enhancement and replacement of existing assets to efficiently deliver the Commission’s outputs.

South Bank Corporation

The 2007-08 capital works program of $11.5 million for South Bank Corporation is directed at enhancing the experience of visitors to the parklands and the precinct generally, and to the ongoing operational requirements of South Bank Parklands and the Brisbane Convention and Exhibition Centre.

Major Sports Facilities Authority

The capital program for the Major Sports Facilities Authority reflects the investment required to develop and maintain the State’s major sports facilities to a standard appropriate for the conduct of national and international events. The capital program will provide $79.8 million in 2007-08 and includes the construction of the 25,000 seat Skilled Park Stadium located at Robina on the Gold Coast. It is anticipated the Stadium will be operational in 2008 and be the home ground of the new Gold Coast Titans National Rugby League team. The program also provides for the development of a state-of-the-art hydrotherapy recovery and rehabilitation centre at the Queensland Sport and Athletics Centre which is expected to be completed in late 2007.

118	Capital Statement 2007-08

Premier and Cabinet

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF THE PREMIER AND CABINET

Property, Plant and Equipment
Asset replacement program	05			1,808	Ongoing

Total Property, Plant and Equipment				1,808

Other Capital Expenditure
Cabinet Information System	05	1,892	1,771	121

Total Other Capital Expenditure				121

Capital Grants
Great Barrier Reef Marine Park
Whitsunday package	40	1,200	400	400	400
Island facilities	Various			250	Ongoing
General plant and equipment	Various			50	Ongoing
Vessel replacement	Various			100	Ongoing

Sub-total Great Barrier Reef Marine Park				800

Total Capital Grants				800

TOTAL DEPARTMENT OF THE PREMIER AND CABINET				2,729

COMMISSION FOR CHILDREN AND YOUNG PEOPLE AND CHILD GUARDIAN

Property, Plant and Equipment
Asset replacement program	05			150	Ongoing

Total Property, Plant and Equipment				150

TOTAL COMMISSION FOR CHILDREN AND YOUNG PEOPLE AND CHILD GUARDIAN				150

SOUTH BANK CORPORATION

Property, Plant and Equipment
South Bank Parklands enhancements	05			5,768	Ongoing
South Bank Precinct enhancements	05			2,115	Ongoing
Brisbane Convention & Exhibition Centre enhancements	05			3,313	Ongoing
Land development	05			300	Ongoing

Total Property, Plant and Equipment				11,496

TOTAL SOUTH BANK CORPORATION				11,496

Capital Statement 2007-08	119

Premier and Cabinet

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
MAJOR SPORTS FACILITIES AUTHORITY

Property, Plant and Equipment
Skilled Park Stadium	10	160,000	106,256	53,744
QSAC Rehabilitation Centre	05	10,000	3,624	6,376
Dairy Farmers Stadium	45	2,850	850	2,000
Suncorp Stadium	05	6,708		6,708
Water initiatives	05	1,950		1,950
Capital maintenance and equipment	Various			9,066	Ongoing

Total Property, Plant and Equipment				79,844

TOTAL MAJOR SPORTS FACILITIES AUTHORITY				79,844

TOTAL PREMIER AND CABINET				94,219

120	Capital Statement 2007-08

PRIMARY INDUSTRIES AND FISHERIES

The Department of Primary Industries and Fisheries’ (DPIF) capital expenditure program for 2007-08 is $33.7 million, which is primarily focused on developing world-class research facilities to deliver excellent science outcomes for primary industries and fisheries. DPIF has numerous facilities located throughout rural and regional Queensland. These require a significant level of minor works, mechanical items and other plant and equipment upgrades to keep them operating effectively.

Program Highlights

•

$4.9 million has been allocated to continue the Queensland Crop Development Facility (QCDF) which is a strategic collaboration between DPIF, Queensland University of Technology and the University of Queensland. QCDF will provide world-class high-security glasshouses and in-vitro growth facilities for plant science research. Some glasshouse space will be available for private sector research groups to lease, fostering a higher level of collaboration.

•

$0.94 million has been allocated to assist sustainable fisheries research staff to relocate to the Bribie Island Aquaculture Research Centre. This will provide a world-class facility for combined fisheries and aquaculture research. The project includes more efficient and integrated infrastructure including new seawater tank facilities.

•

$2.4 million has been allocated to relocate the Nambour Regional Office to the Maroochy Research Station. The co-location of staff will allow for better provision of DPIF services locally and in the region.

•	$0.55 million has been allocated to develop a new veterinary laboratory in Oonoonba to maintain the high level of accreditation of laboratories in Northern Queensland.

•

Additional funding of $0.54 million has been allocated to replace the Coen Information Centre. This centre was significantly damaged by Cyclone Monica and is a vital facility for providing surveillance against pests that may arrive in Australia from countries to the north.

•	Additional funding of $4 million ($5 million over two years) has been provided to relocate the Tick Fever Centre specific pathogen free breeder herd from Wacol.

•	A further $8 million capital grant will be provided to assist the RSPCA relocate from the current Fairfield site to Redbank Plains.

Capital Statement 2007-08	121

Forestry Plantations Queensland

The capital expenditure program for 2007-08 is $19 million. This includes $13 million for the purchase of freehold land for plantation establishment, $3.5 million for the replacement of heavy plant and motor vehicles, $1 million for computer equipment, $1.1 million for other plant and equipment and $0.4 million to construct buildings.

QRAA

The capital expenditure program of $0.6 million in 2007-08 includes investment in information technology systems to assist with the administration and delivery of financial assistance to the Queensland rural sector.

Primary Industries and Fisheries

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF PRIMARY INDUSTRIES AND FISHERIES

Property, Plant and Equipment
Bribie Island Aquaculture Research Centre-extension*	05	5,000	161	940	3,899
Coen Information Centre	50	535		535
Oonoonba Veterinary Laboratory-PC3 Laboratory	45	678	50	548	80
Queensland Crop Development Facility-Redlands	05	8,622	2,614	4,930	1,078
Relocation of Tick Fever Herd	20	5,000		4,000	1,000
Regional Office Complex-Nambour	10	2,670	200	2,420	50
Relocation and refurbishment	Various			1,000	Ongoing
Research facilities development	Various			600	Ongoing
Vessel replacement	Various			1,100	Ongoing
Heavy plant and equipment	Various			500	Ongoing
Minor works	Various			800	Ongoing
Other plant and equipment	Various			6,703	Ongoing

Total Property, Plant and Equipment				24,076

Other Capital Expenditure
Intangible assets	05			1,201	Ongoing
Other projects	Various			450	Ongoing

Total Other Capital Expenditure				1,651

122	Capital Statement 2007-08

Primary Industries and Fisheries

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Capital Grants

RSPCA facility	05	10,000	2,000	8,000

Total Capital Grants				8,000

TOTAL DEPARTMENT OF PRIMARY INDUSTRIES AND FISHERIES				33,727

FORESTRY PLANTATIONS QUEENSLAND

Property, Plant and Equipment
Buildings	Various			433	Ongoing
Land	Various			13,000	Ongoing
Heavy plant and motor vehicles	Various			3,453	Ongoing
Computer equipment	Various			1,049	Ongoing
Other plant and equipment	Various			1,077	Ongoing

Total Property, Plant and Equipment				19,012

TOTAL FORESTRY PLANTATIONS QUEENSLAND				19,012

QRAA

Property, Plant and Equipment
Computer equipment	05			500	Ongoing
Office furniture and fixtures	05			100	Ongoing

Total Property, Plant and Equipment				600

TOTAL QRAA				600

TOTAL PRIMARY INDUSTRIES AND FISHERIES				53,339

*	Funded fully or in part under the Smart State Building Fund

Capital Statement 2007-08	123

PUBLIC WORKS

The Department’s capital expenditure program for 2007-08, including commercialised business units (CBUs) is $404.8 million. Capital expenditure by the department, excluding CBUs, is $237.2 million.

Program Highlights

•

QFleet will purchase motor vehicles totalling $129 million. The vehicles will be leased to clients to facilitate the delivery of government services across Queensland. The vehicle purchases and associated ongoing maintenance provide support for local Queensland firms.

•

$35 million is provided in 2007-08 for a major expansion of the Queensland State Archives facilities at Runcorn, Brisbane. The expansion will provide an additional 52 linear kilometres of storage which is expected to satisfy the known archival storage requirements of the Queensland Government for the next 10 to 15 years. The project will also provide support facilities such as sorting rooms. Funding is based on a total project cost of $52 million.

•	$33.9 million is allocated in 2007-08 as part of a $63.3 million project to construct a new footbridge from Tank Street to the new Queensland Gallery of Modern Art at the Queensland Cultural Centre.

•	$33.5 million is provided in 2007-08 as part of a $36.1 million capital grant to the Mackay City Council for the construction of the Mackay Convention Precinct.

•

$20.3 million is provided in 2007-08 to refurbish and integrate the disused former Health and Welfare Building at 63 George Street and the adjoining David Longland Building. The total project cost of $45.3 million will deliver 10,600 square metres of refurbished office space. The project is expected to be completed in 2008-09.

•

$17.6 million is provided in 2007-08 for the Boggo Road Precinct redevelopment. The redevelopment will contribute significantly to the Smart State initiatives with the first stage of the proposed knowledge based research and business component providing approximately 60,000 square metres of office and laboratory space for scientific research into eco-science.

•

$14.9 million is provided in 2007-08 for the construction of Stage 2 (Extension) of the Gold Coast Convention and Exhibition Centre. The extension will provide the Gold Coast with a world class convention and exhibition centre with seating for up to 6,000 patrons by doubling the space in the exhibition hall and allowing the centre to host larger national and international events. Provision for the extension was made during original construction of the centre.

124	Capital Statement 2007-08

•

$14.1 million is allocated in 2007-08 to complete design and commence construction of a Joint Contact Centre at Zillmere in Brisbane. The building will accommodate an estimated 320 work points from Smart Service Queensland and Queensland Police Service. The Department of Public Works has been allocated a total capital budget of $57.4 million for this project.

•

$13.5 million is provided in 2007-08 to complete design and commence construction of a new government office building at Maroochydore. The building will provide 9,650 square metres of net lettable area on a development site in the Maroochydore Central Business District. The total project cost is estimated at $84.5 million.

•

$10.7 million is allocated in 2007-08 for the construction and upgrade of Government employee housing in rural and remote areas, including Weipa and Palm Island, to support the delivery of government services in these locations.

•

$10 million is provided in 2007-08 to complete design and commence construction of a new government office building on Palm Island in order to meet the accommodation needs of Queensland government agencies. The total project cost is estimated at $12.9 million.

•

$7 million is provided in 2007-08 to complete design and commence construction of a new government office building in Cairns. The building will provide 10,000 square metres of net lettable area as Stage 2 of William McCormack Place in Hartley Street, Cairns. The total project cost is estimated at $79.5 million.

•

$5 million is allocated in 2007-08 for the construction of a government office building on Thursday Island. The building will provide 1,000 square metres of net lettable area to improve the efficiency of government owned and leased accommodation. The total project cost is estimated at $13.5 million.

Capital Statement 2007-08	125

Public Works

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF PUBLIC WORKS

Property, Plant and Equipment
Brisbane—Old Museum building	05	8,177	6,422	1,755
Brisbane—63 George Street refurbishment	05	45,300	20,009	20,291	5,000
Brisbane—Boggo Road Precinct redevelopment	05	45,476	6,719	17,576	21,181
Brisbane—Queensland State Archives stage 2	05	52,000	9,575	35,000	7,425
Brisbane—Tank Street—new pedestrian/cycle bridge	05	63,300	3,828	33,910	25,562
Palm Island—office building	45	12,870	251	10,000	2,619
Rockhampton—Riverbank project	30	9,500	9,000	500
Brisbane—CITEC Data Centre upgrade	05	6,620	5,058	1,562
Carpet replacement program	Various			800	Ongoing
Anti Discrimination Program	Various			300	Ongoing
Workplace Health and Safety	Various			900	Ongoing
Gold Coast Convention Centre—Stage 2 Extension	10	40,000	1,065	14,944	23,991
Cairns—new office building	50	79,500		7,000	72,500
Maroochydore—new office building	10	84,500		13,500	71,000
Thursday Island—new office building	50	13,500		5,000	8,500
Office Refurbishment in Garbutt	45	3,500		3,000	500
Joint Contact Centre	05	57,400		14,100	43,300
Government Employee Housing	Various			10,702	Ongoing
Other plant and equipment	05			8,987	Ongoing

Total Property, Plant and Equipment				199,827

Other Capital Expenditure
Whole of Government ICT initiatives	05			3,157	Ongoing
Travel Management System	05	2,670	1,952	718

Total Other Capital Expenditure				3,875

Capital Grants
Mackay Convention Precinct[1]	40	36,140	2,677	33,463

Total Capital Grants				33,463

TOTAL DEPARTMENT OF PUBLIC WORKS				237,165

126	Capital Statement 2007-08

Public Works

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QBUILD

Property, Plant and Equipment
Plant and equipment	Various			3,555	Ongoing

Total Property, Plant and Equipment				3,555

Other Capital Expenditure
Business systems—work in progress	05	27,508		13,577	13,931

Total Other Capital Expenditure				13,577

TOTAL QBUILD				17,132

QFLEET

Property, Plant and Equipment
Motor vehicles	Various			128,967	Ongoing
Other plant and equipment	05			601	Ongoing

Total Property, Plant and Equipment				129,568

Other Capital Expenditure
Information systems	05			4,678	Ongoing

Total Other Capital Expenditure				4,678

TOTAL QFLEET				134,246

PROJECT SERVICES

Property, Plant and Equipment
Plant and equipment	Various			840	Ongoing

Total Property, Plant and Equipment				840

Other Capital Expenditure
Business systems software	05			6,200	Ongoing

Total Other Capital Expenditure				6,200

TOTAL PROJECT SERVICES				7,040

Capital Statement 2007-08	127

Public Works

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
SDS (SALES AND DISTRIBUTION SERVICES)

Property, Plant and Equipment
Warehouse equipment	05			250	Ongoing

Total Property, Plant and Equipment				250

TOTAL SDS (SALES AND DISTRIBUTION SERVICES)				250

CITEC

Property, Plant and Equipment
Plant and equipment	05			5,000	Ongoing

Total Property, Plant and Equipment				5,000

Other Capital Expenditure
Internally developed software and systems	05			4,000	Ongoing

Total Other Capital Expenditure				4,000

TOTAL CITEC				9,000

TOTAL PUBLIC WORKS				404,833

Note:
1.	The total cost of this project is $38 million of which the Mackay City Council will receive a capital grant of $36.14 million and the remaining $1.86 million expenditure will be incurred by the Department.

128	Capital Statement 2007-08

QUEENSLAND AUDIT OFFICE

Information Standard 40 requires the implementation of an electronic document record management solution to appropriately manage all types of records. Queensland Audit Office (QAO) will be utilising the Queensland Government approved standard product for electronic file management. The total estimated cost of this project is $0.35 million. QAO is also replacing the current Business Management system at a total cost of $0.5 million during 2006-07 and 2007-08. Minor works expenditure of $0.16 million is to maintain and replace current office equipment.

Queensland Audit Office

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND AUDIT OFFICE

Property, Plant and Equipment
Minor works	05			162	Ongoing

Total Property, Plant and Equipment				162

Other Capital Expenditure
Operational Recordkeeping	05	347	28	319
Business Management System Replacement	05	504	200	304

Total Other Capital Expenditure				623

TOTAL QUEENSLAND AUDIT OFFICE				785

Capital Statement 2007-08	129

STATE DEVELOPMENT

Capital expenditure of the Department of State Development in 2007-08 is $47.1 million.

The capital program is designed to provide innovation, direction and leadership in industry and small business.

Program Highlights

•

Detailed planning will continue for the future construction of the Ecosciences Precinct at Boggo Road, the Health and Food Sciences Precinct at Coopers Plains and related ancillary infrastructure. The future development of the precincts will facilitate the co-location of research activities of the Department of Primary Industries and Fisheries, Department of Natural Resources and Water, Department of Mines and Energy and the Environmental Protection Agency and, in the future, with the Commonwealth Scientific and Industrial Research Organisation (CSIRO). During 2007-08 the department will progress the design development and appoint a managing contractor for the precincts and ancillary infrastructure. The construction of the precincts is proposed to commence in early 2008 for completion in 2010.

•	$1.5 million in capital grants will be spent on Ethanol Conversion Initiatives, assisting companies across Queensland with E10 fuel site conversions.

•	$0.71 million in capital grants will be provided to assist Queensland Sugar Industry participants to adopt innovative systems and technologies.

State Development

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF STATE DEVELOPMENT

Property, Plant and Equipment
Computer equipment	Various			327	Ongoing
Other acquisitions of property, plant and equipment	Various			88	Ongoing
Ecosciences Precinct at Boggo Road and the Health and Food Sciences Precinct at Coopers Plains	05	290,000	3,720	43,880	242,400

Total Property, Plant and Equipment				44,295

130	Capital Statement 2007-08

State Development

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Capital Grants

Queensland Ethanol Conversion initiative	Various	1,844	339	1,505
Sugar Industry	Various	1,004	293	711
Other capital grants	50	950	113	637	200

Total Capital Grants				2,853

TOTAL DEPARTMENT OF STATE DEVELOPMENT				47,148

Capital Statement 2007-08	131

TOURISM, FAIR TRADING, WINE INDUSTRY DEVELOPMENT AND WOMEN

In 2007-08, the portfolio of Tourism, Fair Trading, Wine Industry Development and Women has a total capital program of $2.8 million. This capital program will continue the work commenced in 2006-07 to improve information systems to provide more accessible and reliable information to ensure an improved client service to the people of Queensland.

Program Highlights

•

$0.47 million is provided for the purchase, modification and functionality development of a trade measurement compliance computer system to ensure the department’s database system can support trade measurement activities. Any changes to the system will be carefully designed to dovetail with a recent Council of Australian Governments decision to transfer responsibility for trade measurement to the Australian Government from 2010.

•

$0.36 million is provided to continue systems and internet development to enable external clients and whole-of-Government service providers to access departmental services proposed for integration with Smart Service Queensland.

•	$0.3 million is provided for computer systems development to support increased licensing and compliance requirements resulting from amendments to the Security Providers Act 1993.

•

$0.22 million is provided for the upgrade of Tourism Queensland’s financial management system, Finance One, to maintain software support and deploy web functionality enabling use by international offices.

•

$0.2 million is provided for the implementation of an enterprise-wide contact management system for Tourism Queensland to provide one point of update for contacts, efficient event subscription management, visitor information centre and modernisation of the Famil system.

•	$0.11 million is provided for access for Tourism Queensland international offices to Tourism Queensland’s Head Office’s in-house systems.

•

$0.09 million is provided for the implementation of an Electronic Documents and Records Management System (eDRMS) for Tourism Queensland to comply with information standards IS40 and IS41 for the management of documents and records.

•	$0.07 million is provided for the replacement of five computer servers at Tourism Queensland Head Office.

132	Capital Statement 2007-08

Tourism, Fair Trading, Wine Industry Development and Women

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
DEPARTMENT OF TOURISM, FAIR TRADING AND WINE INDUSTRY DEVELOPMENT

Property, Plant and Equipment
Plant and equipment	05			943	Ongoing

Total Property, Plant and Equipment				943

Other Capital Expenditure
SSQ Systems Integration project	05	1,009	652	357
Trade Measurement Compliance System	05	470		470
Stage 1 Security Providers Act amendments	05	300		300

Total Other Capital Expenditure				1,127

TOTAL DEPARTMENT OF TOURISM, FAIR TRADING AND WINE INDUSTRY DEVELOPMENT				2,070

TOURISM QUEENSLAND

Property, Plant and Equipment
Interconnectivity of international offices	05	163	50	113
Servers	05	70		70

Total Property, Plant and Equipment				183

Other Capital Expenditure
Financial System upgrade (Finance One—Release 11)	05	221		221
Electronic Documents and Records Management System	05	161	75	86
Enterprise-wide contact management system and modernisation of the Famil system	05	250	50	200

Total Other Capital Expenditure				507

TOTAL TOURISM QUEENSLAND				690

TOTAL TOURISM, FAIR TRADING, WINE INDUSTRY DEVELOPMENT AND WOMEN				2,760

Capital Statement 2007-08	133

TRANSPORT

Total capital outlays for the Transport portfolio in 2007-08 will be $2.481 billion representing a 24.4% increase in capital expenditure compared with the 2006-07 Budget. The portfolio consists of Queensland Transport, Queensland Rail and the port authorities.

Queensland Transport

Queensland Transport’s capital expenditure program for 2007-08 totals $645.2 million and predominantly comprises investment in public transport infrastructure and systems.

Program Highlights

•

$ 16 million towards the new Integrated Ticketing System is provided for in the 2007-08 Budget. The new Integrated Ticketing System includes the use of smart card technology as part of a wider program by TransLink to introduce a new fare collection system. The new system will make it easier and quicker for customers to pay fares and travel across South East Queensland.

•

$5 million for Palm Island maritime works, including $3.5 million in additional funding for the dredging of the entrance channel to Palm Island barge ramp and jetty. The dredging will provide safe, all tide access for the existing ferry and barge services.

•

The Budget provides $27.1 million to continue the development of a New Queensland Drivers Licence to meet community demand for a secure licensing system that improves protection against fraud and identity theft.

In the 2007-08 Budget, the Government continues to progress the implementation of the SEQ1PP. Some major projects included in SEQ1PP are:

•

$129 million to complete the construction of the Inner Northern Busway sections one and two. This project has a total estimated cost of $333 million and will link the Queen Street Bus Station to the already completed stages of the Inner Northern Busway near Roma Street

•	$5 million to complete construction on the Normanby Cycle connection. This cycleway will link Normanby to the Roma Street Parklands

•

$17.4 million towards the construction of cycle links to enhance the cycle network in South East Queensland. This is made up of $2.8 million towards the construction of stated-owned cycle links and $14.6 million in grants to be provided to local authorities

134	Capital Statement 2007-08

•	$13.8 million towards construction of the Robina Transport Hub and to continue the planning and design of projects as part of the TransLink Station Upgrade Program

•	$85.8 million towards construction of an Eastern Busway corridor connection from the Eleanor Schonell Bridge to Ipswich Road with stations at Park Road and the Princess Alexandra Hospital

•

$50 million towards construction of the Eastern Busway: Princess Alexandra Hospital to Buranda. Construction will include an elevated busway station within the Princess Alexandra Hospital and will be a key link in the regional busway network

•	$46.7 million towards the construction of the 17km Eastern Busway connection between Buranda and Capalaba including 11 bus stations

•	$103.3 million towards construction of the Northern Busway between the Royal Children’s Hospital and Kedron.

Queensland Rail

QR is allocating $1.278 billion for capital outlays in 2007-08 in Queensland.

Program Highlights

•	$502 million is provided to upgrade infrastructure and rollingstock on the Citytrain network as part of the SEQ1PP initiative:

-	Beenleigh to Gold Coast Corridor Upgrade, Caboolture to Beerburrum Duplication, Mitchelton to Keperra Duplication, $274.8 million

-	Metropolitan Freight Capacity Enhancement, $ 15 million

-	Robina to Varsity Lakes, $107.6 million

-	Additional rollingstock (44 x 3 car units) to deliver substantial service enhancements between the Gold Coast, Brisbane and the Sunshine Coast, $104.6 million.

•	$163.4 million is provided in 2007-08 towards new and upgraded locomotives and wagons to support the increased haulage of coal in Central Queensland.

•	$ 187.6 million is provided in 2007-08 for track works on the coal network in Central Queensland to allow for additional haulage of coal.

•	$33.1 million is provided for rail and pedestrian bridge replacements.

•	$22.4 million is provided for the enhancement of Brunswick Street Station.

Capital Statement 2007-08	135

•

$29 million is provided to modify and improve QR facilities and infrastructure for rail travel for disabled persons as prescribed by the Disability Discrimination Act 1992 and to modify the Electric Multiple Unit fleet to meet disability standards for Accessible Public Transport 2007 compliance requirements.

•	$18.5 million is provided for maintaining and upgrading the track on the Mount Isa line.

•

$9.4 million is provided to design and construct improvements to facilities used by passengers to access Citytrain services (including additional or improved carpark and the upgrading of bus-train interchanges), and also to design and construct improvements to Citytrain station facilities (including additional or improved shelters; refurbished and new station buildings; and increased levels of lighting).

Port of Brisbane Corporation

In 2007-08, the Port of Brisbane Corporation has allocated $212.6 million for the continuing development of the port, driven particularly by the Hamilton Site Redevelopment Program and construction of additional berths at Fisherman Islands in order to accommodate the strong growth across a range of commodity areas. Projects include:

•	$34 million for the construction of a general purpose berth at Fisherman Islands to provide port users with the capacity to load and unload a diverse range of cargo

•	$27.9 million for the continuation of the Hamilton Site Redevelopment Program

•	$16.6 million for the construction of a 10th berth and wharf at Fisherman Islands to better enable the port’s stevedores to handle the growing number and size of container ships visiting the port

•	$3 million for the development of Port Central, a service and retail precinct at Fisherman Islands to cater for the business and community needs of the growing workforce at the port.

Cairns Port Authority

In 2007-08, the Cairns Port Authority has allocated $134.7 million towards new and continuing airport and seaport development. Some of these projects include:

•	$52 million for the redevelopment of the Domestic Terminal Building at Cairns Airport

•	$17.3 million for the redevelopment of the retail area at the International Terminal Building

136	Capital Statement 2007-08

•	$12.8 million for the expansion of the baggage reclaim hall and provision of new baggage carousels within the International Terminal Building

•	$7.3 million for the provision of a new facility for the Australian Quarantine and Inspection Service in the Cairns area

•	$10.2 million for the continued development of Cairns Cityport, including $7.1 million for the development of Precinct 12A.

Central Queensland Ports Authority

In 2007-08, the Central Queensland Ports Authority has allocated $149.9 million towards the ongoing expansion of the ports at Gladstone and Rockhampton. This includes:

•

$103 million for the further expansion of the RG Tanna Coal Terminal including construction of stockpiles 19, 20 and 21, and a third outloading stream. This is part of a continuing expansion of works to take the terminal towards its ultimate capacity of 68 million tonnes per annum

•	$12.6 million for minor plant and equipment and various other miscellaneous infrastructure developments throughout the Port of Gladstone.

Mackay Port Authority

In 2007-08, the Mackay Port Authority has allocated $15.6 million for the development and continued upgrading of port and airport infrastructure. This includes:

•	$1.5 million to develop the Mackay Harbour Quarantine Facility

•	$2.5 million to carry out land subdivision and works.

Ports Corporation of Queensland

In 2007-08, the Ports Corporation of Queensland has allocated $37.4 million for various port development projects including:

•	$28 million for the Abbot Point Coal Terminal Stage 2 (X21) expansion

•	$1.9 million for the development of the Quintell Beach Barge Ramp

•	$1 million for the development of a Customs Wharf at the Port of Thursday Island

•	$3.9 million for a number of minor projects and the purchases of plant and equipment for various ports administered by the Ports Corporation of Queensland throughout the State.

Capital Statement 2007-08	137

Townsville Port Authority

The Townsville Port Authority has allocated $6.9 million towards the acquisition of infrastructure and improvements to the port during 2007-08. This includes:

•	$2.4 million for minor asset replacements and acquisitions and minor infrastructure works around the port

•	$2 million to be spent on undertaking an Environmental Impact Statement into possible future Port Expansion in the Outer Harbour

•	$1.3 million for the upgrade of the existing high voltage network.

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
QUEENSLAND TRANSPORT

Property, Plant and Equipment
Public Transport Infrastructure
Transport Corridor Acquisitions — SEQ	Various			12,650	Ongoing
South East Queensland Cycle Network	Various			2,814	Ongoing
Normanby Cycleway Connection*	05	15,071	10,045	5,026
Bus Infrastructure Rolling Program in SEQ	Various	60,000	41,000	19,000
Gold Coast Bus Priority/High Occupancy Vehicle Program	10	83,572	1,600	12,650	69,322
Sunshine Coast Bus Priority/High Occupancy Vehicle Program	10	53,831	52	8,207	45,572
TransLink Station Upgrade Program	Various	248,543	7,880	13,824	226,839
Gold Coast Rapid Transit System (Helensvale/Parkwood to Broadbeach)	10	901,921	4,078	28,300	869,543
Caloundra to Maroochydore quality bus corridor and public transport stations	10	307,735	750	633	306,352
CAMCOS Rail (Beerwah to Maroochydore)	10			3,000	Ongoing

Sub-total Public Transport Infrastructure				106,104

138	Capital Statement 2007-08

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Busways
Inner Northern Busway: Sections 1 and 2	05	333,000	204,000	129,000
Northern Busway: Section 1-4 and 5	05	777,000	11,000	103,306	662,694
Eastern Busway: Eleanor Schonell Bridge to Princess Alexandra Hospital	05	218,508	72,424	85,764	60,320
Eastern Busway: Princess Alexandra Hospital to Buranda	05	137,800		50,000	87,800
Eastern Busway: Buranda to Capalaba	05	1,340,465	3,700	46,700	1,290,065

Sub-total Busways				414,770

TransLink
Integrated Ticketing System	05	41,292	34,235	7,057

Sub-total TransLink				7,057

Maritime Infrastructure
Vessel Traffic System (VHF) communication upgrade	30	1,856	1,456	150	250
Hay Point VTS Radar upgrade	40	300		300
Gladstone VTS Radar upgrade	30	550		150	400
Maritime vessels	50	2,000		2,000
Marine Safety minor works	Various			1,948	Ongoing
Palm Island maritime works	50	6,750	1,775	4,975
Port Douglas Boat Harbour new dredged material disposal area*	50	4,286	2,742	1,544
Brampton Island -jetty*	40	1,429	434	995
Lindeman Island -jetty upgrade*	40	1,658	229	1,429
Daintree River boat ramp widening*	50	550	20	530
Recreational Marine Facilities minor works*	Various			9,702	Ongoing
Boating Infrastructure minor works	Various			3,577	Ongoing

Sub-total Maritime Infrastructure				27,300

Other Property, Plant and Equipment
Corporate Property minor works	Various			950	Ongoing
CBD refurbishments	05			790	Ongoing
Emerald office complex	30	600		600

Capital Statement 2007-08	139

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Infrastructure Replacement—upgrades	05			6,808	Ongoing
Plant and equipment	Various			897	Ongoing

Sub-total Other Property, Plant and Equipment				10,045

Total Property, Plant and Equipment				565,276

Other Capital Expenditure
METIS	05	3,130	435	395	2,300
Integrated Ticketing System (development and software)	05	58,534	53,534	5,000
Integrated Ticketing System (School Transport software enhancement)	05	5,700	1,800	3,900
New Queensland Drivers’ Licence (Stage 1 implementation)	05	47,086	13,151	27,065	6,870

Total Other Capital Expenditure				36,360

Capital Grants
SchoolBUS Upgrade Scheme	Various			6,650	Ongoing
SchoolBUS—Steep Roads Program	Various	12,000	3,700	4,600	3,700
Rural and Remote Airstrips	Various			3,470	Ongoing
Public Transport Infrastructure	Various			600	Ongoing
Accessible Buses	Various			3,000	Ongoing
Security Cameras in Taxis	Various	9,450	8,350	800	300
Safe School Travel	Various			200	Ongoing
Safe Walking and Pedalling	Various			168	Ongoing
Network Plan—public transport infrastructure	Various			3,000	Ongoing
South East Queensland Cycle Network	Various			14,637	Ongoing
Public Transport Infrastructure—compliance with disability standards	Various			3,815	Ongoing
Accessible Taxis	Various	4,000	200	2,600	1,200

Total Capital Grants				43,540

TOTAL QUEENSLAND TRANSPORT				645,176

QUEENSLAND RAIL

Property, Plant and Equipment
Network Access
Bluff—Blackwater duplications	30	58,500	49,201	9,299

140	Capital Statement 2007-08

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
RG Tanna Coal Terminal 3rd loop	30	16,068	15,568	500
Westwood to Wycarbah duplication	30	32,000	15,019	16,981
Aroona to Duaringa duplication	30	34,500	27,569	6,931
Blackwater to Burngrove duplication	30	43,000	16,088	26,912
Yan Yan passing loop	30	11,470	6,320	5,150
Goonyella System: rail upgrade	40	11,450	10,173	1,277
Mindi electrical substation	40	15,700	9,063	6,637
Dalrymple Bay Coal Terminal: 3rd loop	40	107,600	71,344	29,756	6,500
Coppabella yard upgrade	40	31,825	1,772	23,000	7,053
Broadlea—Mallawa—Wotonga duplication	40	77,000	6,649	42,000	28,351
Moura Line passing loops	30	30,085	21,856	8,229
Northern Missing Link study (Newlands—North Goonyella Link)	40	19,000	5,283	5,000	8,717
Sonoma balloon loop	40	11,300	385	10,915
Mount Isa Line: concrete relay, rerail and associated works	55	63,390	44,876	18,514
North Coast Line re-railing (Nambour to Parana)	Various	10,700	1,319	935	8,446
Roma Street, Normanby & Mayne re-signalling	05	15,377	13,769	500	1,108
Citytrain Station Conduit Upgrade various projects	Various	34,692	9,276	3,714	21,702
Minimum Maintenance Track -Metro	Various	51,450	9,008	10,900	31,542
Electrification Infrastructure Renewal Strategy	Various	25,050	1,460	3,590	20,000
Electrification Capacity Upgrade Strategy	05	18,410	407	4,003	14,000
Citytrain MetTRIP track infrastructure upgrades—Stages 1 and 2*	Various	702,575	271,385	274,782	156,408
Corinda to Darra: Third Track (planning and design)	05	37,030	12,030	25,000
Springfield Line (design and early works)	05	132,560	33,560	77,000	22,000

Capital Statement 2007-08	141

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Metropolitan Freight capacity enhancements	Various	97,576	5,639	15,000	76,937
Robina to Varsity Lakes	10	348,103		107,553	240,550
Varsity Lakes to Tallebudgera (planning)	10	6,000		6,000
Landsborough to Nambour (planning and acquisitions)	10	37,719	2,200	1,000	34,519
Beerburrum to Landsborough (planning and design)	10	18,500	3,500	15,000
Kuraby to Kingston (planning and design)	05	4,000		4,000
Telecommunications Infrastructure Renewal—Metro	Various	18,730	170	1,730	16,830
Telecommunications backbone network strategy	Various	11,210	1,470	2,046	7,694
Noise Amelioration—Metro	Various	20,539	19,341	1,198
ATP TBS Migration: feasibility study	Various	29,457	2,284	6,500	20,673
UTC disaster recovery	Various	11,830	1,119	2,011	8,700
Timber Bridge Replacement Stage 3	Various	62,995	10,895	33,069	19,031
Turnout and crossover refurbishment	Various	28,500	1,387	4,000	23,113
Corridor Integrity Strategy	Various	11,055	1,770	2,100	7,185
Noise Amelioration: statewide strategy	Various	11,000	2,585	7,000	1,415
Network Access—general	Various			30,997	Ongoing

Sub-total Network Access				850,729

QR National
Coal Electric Loco Fleet upgrade—Stages 1 & 2	Various	183,000	142,863	16,800	23,337
Upgrade 24 Locos to 2250 Class	05	55,740	54,405	1,335
15 x 4000 Class Locomotives	Various	93,574	51,570	40,304	1,700
Additional VCA Coal Wagons	Various	150,000	96,757	52,743	500
Electric Loco Upgrade Programme	30	141,058	52,681	30,000	58,377
VNQ Coal Wagon Overhauls	30	21,188	8,268	6,450	6,470
12 & 16 Cylinder Loco Overhauls	Various	80,396	14,420	15,750	50,226
Coal Revenue Protection System	Various	12,031	2,786	9,245
QR National—General	30			5,551	Ongoing

Sub-total QR National				178,178

142	Capital Statement 2007-08

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Passenger Services
Citytrain EMU re-engineering and overhaul	05	68,000	57,686	7,705	2,609
Citytrain Disabled Access Compliance	Various	43,730	42,744	986
Citytrain Disability Standards 2007 Compliance: infrastructure	Various	70,779	16,490	18,000	36,289
Citytrain Disability Standards 2007 Compliance: rollingstock	Various	48,364	2,576	10,000	35,788
MetTRIP—Citytrain intermodal works*	Various	26,794	13,782	7,398	5,614
MetTRIP—Citytrain station upgrades*	Various	10,712	5,948	2,000	2,764
MetTRIP—additional Citytrain rollingstock	15	289,456	164,582	89,550	35,324
Additional Citytrain rollingstock	15	294,690	3,143	15,047	276,500
Passenger Services—general*	05			23,988	Ongoing
Brunswick Street upgrade	05	38,500	2,996	22,400	13,104

Sub-total Passenger Services				197,074

Across QR
Motor vehicle acquisitions	05	34,000		34,000
Major property disposals	Various	19,252	6,824	7,276	5,152
Across QR—general	Various			10,362	Ongoing

Sub-total Across QR				51,638

Total Property, Plant and Equipment				1,277,619

TOTAL QUEENSLAND RAIL				1,277,619

PORT OF BRISBANE CORPORATION

Property, Plant and Equipment
Terminals 1—6	05	17,800	5,800	7,000	5,000
Wharf 10—Fisherman Islands	05	59,978	41,634	16,600	1,744
Hamilton Site redevelopment	05	65,300	4,000	27,900	33,400
Upgrades of major roads	05			8,000	Ongoing
Lessee terminals or wharves	05			3,000	Ongoing
General Purpose Berth—Fisherman Islands	05	45,900	6,500	34,000	5,400
Layup Berth	05	1,500		1,500
Grain Wharf Extension and Grain Terminal	05	12,100	8,600	3,500

Capital Statement 2007-08	143

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Electrical and communication upgrades	05			1,000	Ongoing
Building and landscaping upgrades	05			200	Ongoing
Subdivisional roadworks—Fisherman Islands Business Park	05	3,500		3,500
Port Drive—truck parking and associated works	05	3,000		3,000
Reclamation and earthworks—The Brisbane	05			8,500	Ongoing
Reclamation and earthworks—external dredger	05	6,000		6,000
Land sourced fill	05	4,500		4,500
Ground improvement Fisherman Islands—T11, T12 and S3	05	21,300		21,300
Whyte Island road and services network	05	1,500		1,500
Port West—filling	05			10,000	Ongoing
Warehouses and container facilities—Port of Brisbane	05			2,500	Ongoing
Port Central—Fisherman Islands	05			3,000	Ongoing
Portgate property developments	05	3,000		3,000
Eagle Farm Estate	05			14,000	Ongoing
Colmslie Estate	05			8,700	Ongoing
Brisbane Multi-modal Terminal pavement extensions	05	3,500		3,500
EPA Office—Manly	05	2,900	1,000	1,900
Minor plant and equipment	05			15,000	Ongoing

Total Property, Plant and Equipment				212,600

TOTAL PORT OF BRISBANE CORPORATION				212,600

BUNDABERG PORT AUTHORITY

Property, Plant and Equipment
Dual purpose pilot vessel	15	750		750
Minor plant and equipment	15			213	Ongoing

Total Property, Plant and Equipment				963

TOTAL BUNDABERG PORT AUTHORITY				963

144	Capital Statement 2007-08

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
CAIRNS PORT AUTHORITY

Property, Plant and Equipment
Cairns Airport
International Terminal Building Baggage make-up and checked bag screening supplementary works	50	90		90
International Terminal Building baggage reclaim hall expansion	50	18,609	1,709	12,791	4,109
Interim Terminal Works—CPA project management	50			440	Ongoing
Electrical infrastructure	50	3,383	59	944	2,380
Drainage improvements	50			1,200	Ongoing
Runway 15/33 overlay	50	9,178	3,058	3,090	3,030
Australian Quarantine Inspection Service office building	50	7,700	380	7,320
Replace Flight Information Display Systems mounting	50	1,050		675	375
Business Park development	50			2,942	Ongoing
International Terminal Building departures retail, duty free walkthrough, specialty retail and landside retail	50	23,522	2,031	17,305	4,186
South Major Aircraft Maintenance Facility—amended scope	50	193	169	24
Air Freight Facility feasibility study	50	60	10	50
Airside works	50			9,134	Ongoing
Landside works	50			6,748	Ongoing
General aviation works	50	10,737	1,113	3,374	6,250
Domestic Terminal redevelopment project	50	139,600	21,877	52,004	65,719
Airport minor plant and equipment	50			2,628	Ongoing

Sub-total Cairns Airport				120,759

Cairns Seaport
Tingira St Subdivision development	50	10,800	233	1,738	8,829
General cargo consolidation	50	4,060		360	3,700

Capital Statement 2007-08	145

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
Lease acquisitions	50	250		250
Seaport minor capital	50			470	Ongoing

Sub-total Cairns Seaport				2,818

Cairns Cityport
Precinct 12A development	50	9,104	2,048	7,056
Marina Bilge and Sullage System	50	220		20	200
Foreshore Development	50	12,106	345	2,034	9,727
Demolition and Site Remediation	50	2,382	1,037	400	945
Cityport commercial allowance	50			735	Ongoing

Sub-total Cairns Cityport				10,245

Corporate minor plant and equipment	50			868	Ongoing

Total Property, Plant and Equipment				134,690

TOTAL CAIRNS PORT AUTHORITY				134,690

CENTRAL QUEENSLAND PORTS AUTHORITY

Property, Plant and Equipment
Port of Gladstone
RG Tanna Coal Terminal expansion	30	773,516	670,514	103,002
RG Tanna Coal Terminal projects	30	102,610	15,829	18,977	67,804
Wiggins Island feasibility study and engineering works	30	11,190	9,189	2,001
Fisherman’s Landing expansion	30	17,495	9,858	5,501	2,136
Port Central	30	23,883	7,790	5,645	10,448
Commercial buildings	30	500	185	315
Marina works	30	11,800		1,801	9,999
Minor plant and equipment	30	48,156	16,505	12,586	19,065

Sub-total Port of Gladstone				149,828

Port of Rockhampton
Minor plant and equipment	30	450	10	80	360

Sub-total Port of Rockhampton				80

Total Property, Plant and Equipment				149,908

TOTAL CENTRAL QUEENSLAND PORTS AUTHORITY				149,908

146	Capital Statement 2007-08

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
MACKAY PORT AUTHORITY

Property, Plant and Equipment
Mackay Seaport
Central land acquisition	40	1,500		1,500
Pile Yard improvements	40	420		420
Presto Avenue Stormwater—Stage 2	40	270	150	120
Mackay Harbour security enhancements	40	1,175		1,175
Mackay Harbour Quarantine Facility	40	1,500		1,500
Stormwater infrastructure	40	300		100	200
Slade Point Road Access—Roundabout	40	2,100		100	2,000
Conservation Area fencing	40	100		100
Land subdivision and works	40	2,559	109	2,450

Sub-total Mackay Seaport				7,465

Mackay Airport
Airport commercial landside lease area	40	1,900		1,900
Plant and equipment replacement	40	440		440
Public Safety Area	40	1,750		250	1,500
Terminal expansion/renovation	40	2,250		500	1,750
Long Term overflow carpark	40	1,200		1,200
Stormwater infrastructure	40	300		100	200
Covered Walkways—drop off area	40	1,000		100	900
Western General Aviation Airside Apron	40	1,100		1,100

Sub-total Mackay Airport				5,590

Corporate Minor Plant and Equipment
Financial Management System	40	350		350
Maintenance Facilities—consolidation	40	1,000		1,000
Plant and equipment replacement	40	843		843
Computer network replacement	40	400		400

Total Property, Plant and Equipment				15,648

TOTAL MACKAY PORT AUTHORITY				15,648

Capital Statement 2007-08	147

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
PORTS CORPORATION OF QUEENSLAND

Property, Plant and Equipment
Mourilyan Wharf and Dolphins	50	1,000		1,000
Thursday Island Customs Wharf	50	1,000		1,000
Quintell Beach Barge Ramp development	50	1,900		1,900
Head Office miscellaneous plant and equipment (including Cooktown and Cape Flattery)	05			472	Ongoing
Louisa Creek land acquisitions	40	10,000	4,959	1,200	3,841
Abbot Point Expansion Stage 2—X21	40	116,000	88,000	28,000
Port Development
Lucinda port development	45			6	Ongoing
Mourilyan port development	50			305	Ongoing
Weipa port development	50			24	Ongoing
Thursday Island port development	50			231	Ongoing
Hay Point port development	40			379	Ongoing
Abbot Point port development	40			2,905	Ongoing
Karumba port development	55			6	Ongoing

Total Property, Plant and Equipment				37,428

TOTAL PORTS CORPORATION OF QUEENSLAND				37,428

TOWNSVILLE PORT AUTHORITY

Property, Plant and Equipment
Port Expansion—environmental impact statement	45	5,000		2,000	3,000
High Voltage Power Reticulation Upgrade Port Wide Stages 2 & 3	45	2,195	881	1,314
Sewerage Pump Station	45	635		635
Berth 2,3,4 High Density	45	543		543
Polyethylene Firewater Line Upgrade
Minor plant and equipment	45			2,411	Ongoing

Total Property, Plant and Equipment				6,903

TOTAL TOWNSVILLE PORT AUTHORITY				6,903

TOTAL TRANSPORT				2,480,935

*	Funded fully or in part under the Smart State Building Fund

148	Capital Statement 2007-08

TREASURY

The total capital expenditure program for the Treasury portfolio in 2007-08 will be $79.7 million. The portfolio consists of Treasury Department, the Shared Service Agency and CorpTech.

Treasury Department

Funding of $13.8 million is provided for the further implementation and development of the Revenue Management System within the Office of State Revenue. The system employs contemporary technology to provide revenue and information management and e-business capability to better service the Government and people of Queensland in collecting and administering State tax revenue streams.

CorpTech

CorpTech is the technology centre of skill established under the Shared Service Initiative.

CorpTech has a capital expenditure program in 2007-08 of $57.9 million. This program will provide innovative whole-of-Government corporate applications and infrastructure solutions for the shared service providers and to the agencies within Government.

Shared Service Agency

Property, plant and equipment expenditure of $4 million will be allocated towards the ongoing operational requirements of the Shared Service Agency, including $1.4 million towards the consolidation of Shared Service Agency information and communication technology services into one service provision model. This will allow all Shared Service Agency staff to utilise an information and communication technology environment that encompasses standardised business applications and common software products and technologies.

Capital Statement 2007-08	149

Treasury

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
TREASURY DEPARTMENT

Property, Plant and Equipment
Asset replacement	05			2,618	Ongoing
Documents & Records Management Improvement Project (eDRMS)	05			92	Ongoing
OSR—Revenue Management System	05	4,614	2,028	1,071	1,515

Total Property, Plant and Equipment				3,781

Other Capital Expenditure
Asset replacement	05			60	Ongoing
eDRMS	05	1,653	1,116	537
OSR—Revenue Management System	05	49,088	31,136	12,692	5,260
QOGR—Corporate Office of Gaming System (enhancement)	05	700		700

Total Other Capital Expenditure				13,989

TOTAL TREASURY DEPARTMENT				17,770

CORPTECH

Property, Plant and Equipment
Asset replacement	05			500	Ongoing
Other	05			150	Ongoing

Total Property, Plant and Equipment				650

Other Capital Expenditure
Shared Service Solutions (SSS) program	05	193,783	126,996	57,276	9,511

Total Other Capital Expenditure				57,276

TOTAL CORPTECH				57,926

150	Capital Statement 2007-08

Treasury

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-07 $’000	Budget 2007-08 $’000	Post 2007-08 $’000
SHARED SERVICE AGENCY

Property, Plant and Equipment
ICT project	05	1,780	400	1,380
Asset replacement	05			2,581	Ongoing

Total Property, Plant and Equipment				3,961

TOTAL SHARED SERVICE AGENCY				3,961

TOTAL TREASURY				79,657

Capital Statement 2007-08	151

APPENDIX A -

ENTITIES INCLUDED IN CAPITAL OUTLAYS 2007-08

Department of Child Safety

Department of Communities

Queensland Corrective Services

Disability Services Queensland

Education, Training and the Arts

Australian Agricultural College Corporation

Library Board of Queensland

Queensland Art Gallery

Queensland Museum

Queensland Performing Arts Trust

Queensland Studies Authority

Corporate and Professional Services

Electoral Commission of Queensland

Department of Emergency Services

Department of Employment and Industrial Relations

Environmental Protection Agency

Queensland Health

The Council of the Queensland Institute of Medical Research

Department of Housing

Department of Infrastructure

Property Services Group

Water Infrastructure Projects

Airport Link

Department of Justice and Attorney-General

Public Trust Office

Legal Aid Queensland

Crime and Misconduct Commission

Anti-Discrimination Commission

Legislative Assembly of Queensland

Department of Local Government, Planning, Sport and Recreation

Department of Main Roads

RoadTek

Queensland Motorways Limited

Department of Mines and Energy

CS Energy Limited

ENERGEX Limited

Stanwell Corporation Limited

Tarong Energy Corporation Limited

Powerlink Queensland

Enertrade (until 30 September 2007)

Ergon Energy Corporation Limited

152	Capital Statement 2007-08

Department of Natural Resources and Water

Gladstone Area Water Board

Mount Isa Water Board

SunWater

Burnett Water

Office of the Governor

Office of the Ombudsman

Office of the Public Service Commissioner

Queensland Police Service

Department of the Premier and Cabinet

Commission for Children and Young People and Child Guardian

South Bank Corporation

Major Sports Facilities Authority

Department of Primary Industries and Fisheries

Forestry Plantations Queensland

QRAA

Department of Public Works

QBuild

QFleet

Project Services

SDS (Sales and Distribution Services)

CITEC

Queensland Audit Office

Department of State Development

Department of Tourism, Fair Trading and Wine Industry Development

Tourism Queensland

Queensland Transport

Queensland Rail

Port of Brisbane Corporation

Bundaberg Port Authority

Cairns Port Authority

Central Queensland Ports Authority

Mackay Port Authority

Ports Corporation of Queensland

Townsville Port Authority

Treasury Department

CorpTech

Shared Service Agency

Capital Statement 2007-08	153

APPENDIX B - SMART STATE BUILDING FUND

ALLOCATIONS BY PORTFOLIO

The $1.4 billion Smart State Building Fund was announced in late 2003 and detailed in the 2004-05 Budget. Projects funded through the Smart State Building Fund are highlighted in the individual portfolio tables in Chapter 4 by an asterisk (*).

The 2007-08 Budget represents the final year of operations of the Smart State Building Fund, with $48 million of residual funding incorporated into individual agency budgets post-2007-08. This remaining funding is allocated towards road and rail projects, health projects and the Gold Coast Institute of TAFE, Coomera.

Smart State Building Fund1

Department	2004-05 Actual $’000	2005-06 Actual $’000	2006-07 Est.Act. $’000	2007-08 Budget $’000
Communities[2]	271	1,128	51	250
Disability Services Queensland	592	4,227	5,246	4,935
Education, Training and the Arts[3]	43,529	146,489	159,998	14,071
Emergency Services	2,210	4,790	3,000	—
Environmental Protection Agency[4]	3,645	3,492	3,680	4,405
Health	9,710	36,473	72,689	71,146
Housing	7,712	13,252	8,642	1,894
Justice and Attorney-General	315	1,989	2,571	6,125
Main Roads	41,315	66,230	60,624	11,019
Mines and Energy[5]	696	938	2,216	—
Natural Resources and Water[6]	1,099	1,079	2,749	—
Police	6,300	10,952	12,748	—
Primary Industries and Fisheries	—	46	115	940
Public Works	2,050	1,811	1,390	7,249
State Development[7]	—	—	—	—
Transport	10,435	25,860	21,450	6,000
Sub-Total Departments	129,879	318,756	357,169	128,034
Queensland Rail	9,506	86,330	218,951	70,036
Total	139,385	405,086	576,120	198,070

Notes

1.	Numbers may not add due to rounding.
2.	Projects previously reported under the former Department of Aboriginal and Torres Strait Islander Policy.
3.	Includes project previously reported under the former Department of Employment and Training.
4.	Includes a component of a project previously reported under the former Department of Natural Resources, Mines and Water.
5.	Project previously reported under the former Department of Natural Resources, Mines and Water.
6.	Excludes projects now reported under other agencies (see above) and a component of funding now classified as an expense.
7.	$20m allocated for the Brain Institute reclassified as a loan, reflecting the funding agreement with the University of Queensland.

154	Capital Statement 2007-08

APPENDIX C -

KEY CONCEPTS AND COVERAGE

COVERAGE OF THE CAPITAL STATEMENT

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment, intangible assets and inventories that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. For the purpose of this Budget Paper, capital outlays refer to the gross acquisition of these assets. The following definitions are applicable throughout this document:

•	total capital outlays—property, plant and equipment outlays, other capital expenditure and capital grants

•	property, plant and equipment outlays—property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations

•	other capital expenditure—intangibles, such as software development, and self-generating and regenerating assets

•	capital grants—capital grants to other entities (excluding grants to other Government departments, statutory bodies and individuals under the First Home Owners Grant scheme).

Capital outlays include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A.

The Capital Statement only provides details of projects being undertaken within Queensland.

CAPITAL CONTINGENCY

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations.

Capital Statement 2007-08	155

By authority: R. J. Hunt, Government Printer, Queensland-2007

State Budget 2007-08

Capital Statement

Budget Paper No.3

www.budget.qld.gov.au

Appropriation Bill 2007

Appropriation Bill 2007

Contents

		Page
1	Short title	4

2	Appropriation for 2007–2008	4

3	Supply for 2008–2009	4

4	Repeals	5

Schedule 1	Appropriation summary for 2007–2008	6

Schedule 2	Appropriation for 2007–2008	8

2007

A Bill

for

An Act authorising the Treasurer to pay amounts from the

consolidated fund for departments for the financial years

starting 1 July 2007 and 1 July 2008

Appropriation Bill 2007

The Parliament of Queensland enacts—

1	Short title

This Act may be cited as the Appropriation Act 2007.

Note—

Under the Financial Administration and Audit Act 1977, section 22, words used in this Act that are defined in the Financial Administration and Audit Act 1977 have the same meaning the words have in that Act, subject to a contrary intention in this Act.

2	Appropriation for 2007–2008

(1)	The Treasurer is authorised to pay $30 155 840 000 from the consolidated fund for departments as itemised in schedule 1 for the financial year starting 1 July 2007.

(2)	For each department, the vote amount mentioned for the department in schedule 2—

(a)	is appropriated for the financial year for the department for application to its departmental outputs, equity adjustment and administered items as stated in schedule 2; and

(b)	includes amounts for departmental outputs, equity adjustment and administered items delivered by the department in the financial year starting 1 July 2006 but for which the department has not been paid in that financial year.

(3)	The amount mentioned in subsection (1) includes the amount already authorised by the Appropriation Act 2006, section 3, to be paid for the financial year starting 1 July 2007.

3	Supply for 2008–2009

The Treasurer is authorised to pay $15 000 000 000 from the consolidated fund for departments for the financial year starting 1 July 2008.

Appropriation Bill 2007

4	Repeals

The following Acts are repealed—

•	Appropriation Act 2004 No. 17

•	Appropriation (Supplementary 2003-4) Act 2005 No. 1.

Appropriation Bill 2007

Schedule 1 Appropriation summary for 2007–2008

section 2(1)

Department	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Vote 2007–2008 $’000
Department of Aboriginal and Torres Strait Islander Policy	70 586	9 450	—
Department of Child Safety	532 670	515 127	572 889
Department of Communities	527 501	576 714	689 713
Department of Corrective Services	597 599	573 583	675 097
Department of Education, Training and the Arts	6 007 794	6 570 902	6 856 437
Department of Emergency Services	414 383	434 284	576 638
Department of Employment and Industrial Relations	52 935	130 546	144 365
Department of Employment and Training	686 208	167 569	—
Department of Health	4 463 650	4 484 848	4 858 882
Department of Housing	205 609	214 337	286 872
Department of Infrastructure (formerly The Coordinator-General)	136 078	653 306	(67 413)
Department of Justice and Attorney-General	417 942	394 141	481 123
Department of Local Government, Planning, Sport and Recreation	876 802	919 877	933 908
Department of Main Roads	1 742 312	1 858 551	2 531 255
Department of Mines and Energy	405 989	692 963	718 943
Department of Natural Resources and Water	591 588	844 901	505 184
Department of Police	1385 052	1 320 044	1 546 471
Department of the Premier and Cabinet	170 705	249 393	284 535
Department of Primary Industries and Fisheries	255 990	305 357	292 264
Department of Public Works	247 426	179 844	326 533
Department of State Development	279 340	251 495	360 440
Department of Tourism, Fair Trading and Wine Industry Development	92 120	101 039	115 990
Department of Transport	2 265 973	2 604 003	3 110 746

Appropriation Bill 2007

Schedule 1 (continued)

Department	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Vote 2007–2008 $’000
Disability Services Queensland	540 525	505 727	766 113
Electoral Commission of Queensland	23 818	22 561	11 505
Environmental Protection Agency	265 062	276 399	292 072
Office of the Governor	4 226	4 545	4 443
Office of the Ombudsman	5 259	5 795	5 983
Office of the Public Service Commissioner	6 756	8 390	7 055
Queensland Audit Office	4 838	4 846	5 268
Treasury Department	703 608	1 881 932	3 262 529
TOTAL	23 980 344	26 762 469	30 155 840

Appropriation Bill 2007

Schedule 2 Appropriation for 2007–2008

section 2(2)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
Estimates Committee A

PREMIER AND MINISTER FOR TRADE

Office of the Governor
Controlled Items
Departmental Outputs	4 226	4 545	4 443
Equity Adjustment	—	—	—
Administered Items	—	—	—

Vote	4 226	4 545	4 443

Queensland Audit Office
Controlled Items
Departmental Outputs	4 930	4 938	5 360
Equity Adjustment	(92)	(92)	(92)
Administered Items	—	—	—

Vote	4 838	4 846	5 268

Office of the Public Service Commissioner
Controlled Items
Departmental Outputs	6 756	8 390	7 055
Equity Adjustment	—	—	—
Administered Items	—	—	—

Vote	6 756	8 390	7 055

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
Department of the Premier and Cabinet
Controlled Items
Departmental Outputs	80 076	104 540	118 322
Equity Adjustment	13	31 426	56 046
Administered Items	90 616	113 427	110 167

Vote	170 705	249 393	284 535

DEPUTY PREMIER, TREASURER AND MINISTER FOR INFRASTRUCTURE

Treasury Department
Controlled Items
Departmental Outputs	103 290	105 213	113 245
Equity Adjustment	3 125	4 388	(15 539)
Administered Items	597 193	1 772 331	3 164 823

Vote	703 608	1 881 932	3 262 529

Department of Infrastructure (formerly The Coordinator-General)

Controlled Items
Departmental Outputs	36 078	70 139	49 784
Equity Adjustment	100 000	566 251	(133 816)
Administered Items	—	16 916	16 619

Vote	136 078	653 306	(67 413)

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR PUBLIC WORKS, HOUSING AND INFORMATION AND COMMUNICATION TECHNOLOGY

Department of Public Works
Controlled Items
Departmental Outputs	59 501	76 764	93 762
Equity Adjustment	168 573	81 724	187 237
Administered Items	19 352	21 356	45 534

Vote	247 426	179 844	326 533

Department of Housing
Controlled Items
Departmental Outputs	127 804	127 691	122 237
Equity Adjustment	77 805	85 146	164 635
Administered Items	—	1 500	—

Vote	205 609	214337	286 872

Estimates Committee B

MINISTER FOR CHILD SAFETY

Department of Child Safety
Controlled Items
Departmental Outputs	498 797	488 856	548 044
Equity Adjustment	33 873	26 271	24 845
Administered Items	—	—	—

Vote	532 670	515 127	572 889

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR HEALTH

Department of Health
Controlled Items
Departmental Outputs	4 171 238	4 219 847	4 621 881
Equity Adjustment	289 192	252 541	222 226
Administered Items	3 220	12 460	14 775

Vote	4 463 650	4 484 848	4 858 882

MINISTER FOR POLICE AND CORRECTIVE SERVICES

Department of Police
Controlled Items
Departmental Outputs	1 263 166	1 244 105	1 387 907
Equity Adjustment	121 495	75 195	158 159
Administered Items	391	744	405

Vote	1 385 052	1 320 044	1 546 471

Department of Corrective Services
Controlled Items
Departmental Outputs	402 226	408 243	472 615
Equity Adjustment	195 373	165 340	202 482
Administered Items	—	—	—

Vote	597 599	573 583	675 097

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
Estimates Committee C

MINISTER FOR TRANSPORT AND MAIN ROADS

Department of Transport
Controlled Items
Departmental Outputs	1 734 489	1 823 039	1 965 764
Equity Adjustment	233 074	358 583	550 904
Administered Items	298 410	422 381	594 078

Vote	2 265 973	2 604 003	3 110 746

Department of Main Roads
Controlled Items
Departmental Outputs	1 137 303	1 195 614	1 170 633
Equity Adjustment	605 009	662 937	1 360 622
Administered Items	—	—	—

Vote	1 742 312	1 858 551	2 531 255

MINISTER FOR STATE DEVELOPMENT, EMPLOYMENT AND INDUSTRIAL RELATIONS

Department of State Development
Controlled Items
Departmental Outputs	222 571	197 339	218 871
Equity Adjustment	22 454	9 874	78 645
Administered Items	34 315	44 282	62 924

Vote	279 340	251 495	360 440

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
Department of Employment and Industrial Relations
Controlled Items
Departmental Outputs	54 086	131 697	144 018
Equity Adjustment	(1 151)	(1 151)	347
Administered Items	—	—	—

Vote	52 935	130 546	144 365

MINISTER FOR NATURAL RESOURCES AND WATER AND MINISTER ASSISTING THE PREMIER IN NORTH QUEENSLAND

Department of Natural Resources and Water
Controlled Items
Departmental Outputs	509 836	660 319	487 709
Equity Adjustment	6 380	5 025	104
Administered Items	75 372	179 557	17 371

Vote	591 588	844 901	505 184

Estimates Committee D

MINISTER FOR MINES AND ENERGY

Department of Mines and Energy
Controlled Items
Departmental Outputs	18 289	81 006	87 946
Equity Adjustment	—	1 778	2 705
Administered Items	387 700	610 179	628 292

Vote	405 989	692 963	718 943

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR EMERGENCY SERVICES

Department of Emergency Services
Controlled Items
Departmental Outputs	395 658	418 679	479 303
Equity Adjustment	18 725	15 605	97 335
Administered Items	—	—	—

Vote	414 383	434 284	576 638

Estimates Committee E

MINISTER FOR EDUCATION AND TRAINING MINISTER FOR THE ARTS

Department of Education, Training and the Arts
Controlled Items
Departmental Outputs	3 998 527	4 447 923	4 823 163
Equity Adjustment	298 858	334 242	219 626
Administered Items	1 710 409	1 788 737	1 813 648

Vote	6 007 794	6 570 902	6 856 437

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR LOCAL GOVERNMENT, PLANNING AND SPORT

Department of Local Government, Planning, Sport and Recreation
Controlled Items
Departmental Outputs	536 974	566 449	606 681
Equity Adjustment	7 510	4 970	(1 537)
Administered Items	332 318	348 458	328 764

Vote	876 802	919 877	933 908

Estimates Committee F

MINISTER FOR TOURISM, FAIR TRADING, WINE INDUSTRY DEVELOPMENT AND WOMEN

Department of Tourism, Fair Trading and Wine Industry Development
Controlled Items
Departmental Outputs	45 114	49 642	65 464
Equity Adjustment	(68)	(425)	738
Administered Items	47 074	51 822	49 788

Vote	92 120	101 039	115 990

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
ATTORNEY-GENERAL AND MINISTER FOR JUSTICE AND MINISTER ASSISTING THE PREMIER IN WESTERN QUEENSLAND

Department of Justice and Attorney-General
Controlled Items
Departmental Outputs	232 653	238 616	261 389
Equity Adjustment	56 808	22 761	73 794
Administered Items	128 481	132 764	145 940

Vote	417 942	394 141	481 123

Electoral Commission of Queensland
Controlled Items
Departmental Outputs	23 894	22 577	11 613
Equity Adjustment	(76)	(16)	(108)
Administered Items	—	—	—

Vote	23 818	22 561	11 505

Office of the Ombudsman
Controlled Items
Departmental Outputs	5 381	5 915	6 034
Equity Adjustment	(122)	(120)	(51)
Administered Items	—	—	—

Vote	5 259	5 795	5 983

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR ENVIRONMENT AND MULTICULTURALISM

Environmental Protection Agency
Controlled Items
Departmental Outputs	258 406	269 978	290 395
Equity Adjustment	6 656	6 421	1 677
Administered Items	—	—	—

Vote	265 062	276 399	292 072

Estimates Committee G

MINISTER FOR PRIMARY INDUSTRIES AND FISHERIES

Department of Primary Industries and Fisheries
Controlled Items
Departmental Outputs	227 813	269 107	248 306
Equity Adjustment	11 821	7 544	14 369
Administered Items	16 356	28 706	29 589

Vote	255 990	305 357	292 264

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
MINISTER FOR COMMUNITIES, MINISTER FOR DISABILITY SERVICES QUEENSLAND, MINISTER FOR ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS, MINISTER FOR SENIORS AND YOUTH

Department of Communities
Controlled Items
Departmental Outputs	359 671	367 628	468 628
Equity Adjustment	15 446	61 799	71 244
Administered Items	152 384	147 287	149 841

Vote	527 501	576 714	689 713

Disability Services Queensland
Controlled Items
Departmental Outputs	498 509	485 330	726 942
Equity Adjustment	42 016	20 397	39 171
Administered Items	—	—	—

Vote	540 525	505 727	766 113

Ceased Entities

Department of Aboriginal and Torres Strait Islander Policy
Controlled Items
Departmental Outputs	36 943	9 309	—
Equity Adjustment	33 178	14	—
Administered Items	465	127	—

Vote	70 586	9 450	—

Appropriation Bill 2007

Schedule 2 (continued)

Minister/Organisational Unit	Budget 2006–2007 $’000	Est. Actual 2006–2007 $’000	Budget 2007–2008 $’000
Department of Employment and Training
Controlled Items
Departmental Outputs	640 291	163 944	—
Equity Adjustment	45 917	3 625	—
Administered Items	—	—	—

Vote	686 208	167 569	—

Total Appropriation:	23 980 344	26 762 469	30 155 840

© State of Queensland 2007

Appropriation (Parliament) Bill 2007

Appropriation (Parliament) Bill 2007

Contents

		Page
1	Short title	4

2	Appropriation for 2007–2008	4

3	Supply for 2008–2009	4

4	Repeals	5

Schedule	Appropriation for 2007–2008	6

2007

A Bill

for

An Act authorising the Treasurer to pay amounts from the consolidated fund for the Legislative Assembly and parliamentary service for the financial years starting 1 July 2007 and 1 July 2008

Appropriation (Parliament) Bill 2007

The Parliament of Queensland enacts—

1	Short title

This Act may be cited as the Appropriation (Parliament) Act 2007.

Note—

Under the Financial Administration and Audit Act 1977, section 22, words used in this Act that are defined in the Financial Administration and Audit Act 1977 have the same meaning the words have in that Act, subject to a contrary intention in this Act.

2	Appropriation for 2007–2008

(1)	The Treasurer is authorised to pay $64 270 000 from the consolidated fund for the Legislative Assembly and parliamentary service for the financial year starting 1 July 2007.

(2)	The amount mentioned in subsection (1)—

(a)	is appropriated for the financial year for the Legislative Assembly and parliamentary service for application to its departmental outputs, equity adjustment and administered items as stated in the schedule; and

(b)	includes amounts for departmental outputs, equity adjustment and administered items delivered by the Legislative Assembly and parliamentary service in the financial year starting 1 July 2006 but for which it has not been paid in that financial year.

(3)	The amount mentioned in subsection (1) includes the amount already authorised by the Appropriation (Parliament) Act 2006, section 3, to be paid for the financial year starting 1 July 2007.

3	Supply for 2008–2009

The Treasurer is authorised to pay $32 000 000 from the consolidated fund for the Legislative Assembly and parliamentary service for the financial year starting 1 July 2008.

4

Appropriation (Parliament) Bill 2007

4	Repeals

The following Acts are repealed—

•	Appropriation (Parliament) Act 2004 No. 16

•	Appropriation (Parliament) (Supplementary 2003-4) Act 2005 No. 2.

5

Appropriation (Parliament) Bill 2007

Schedule Appropriation for 2007–2008

section 2(2)

	Budget 2006–2007 $	Est. Actual 2006–2007 $	Budget 2007–2008 $
Controlled Items
Departmental Outputs	61 542 000	64 150 000	65 230 000
Equity Adjustments	(3 365 000)	(3 695 000)	(960 000)
Administered Items	—	—	—

Vote	58 177 000	60 455 000	64 270 000

© State of Queensland 2007

6